As filed with the Securities and Exchange Commission on October 2, 2015

Registration Statement No. 333-206591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST MERCHANTS CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	6712	35-1544218
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

Mark K. Hardwick

Executive Vice President

Chief Financial Officer

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

(Name, address, including Zip Code, and telephone number, including area code, of agent for service)

With copies to:

David R. Prechtel, Esq. Jeremy E. Hill, Esq. Bingham Greenebaum Doll LLP 2700 Market Tower 10 W. Market Street Indianapolis, Indiana 46204 (317) 635-8900	Edward G. Olifer, Esq. Erich M. Hellmold, Esq. Kilpatrick Townsend & Stockton LLP 607 14th Street, NW Suite 900 Washington, DC 20005 (202) 508-5800

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon the effective time of the merger described in the accompanying proxy statement and prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)(4)
Common Stock, no par value	Up to 2,794,498 shares	N/A	$70,906,072	$8,200

(1)	This represents the maximum number of shares of First Merchants Corporation common stock estimated to be issuable upon completion of the merger described herein. This number is based on the number of shares of Ameriana Bancorp common stock and options outstanding as of September 21, 2015, and the exchange of each such shares of Ameriana Bancorp common stock for 0.9037 shares of First Merchants Corporation common stock, pursuant to the terms of the Agreement and Plan of Reorganization and Merger, dated as of June 26, 2015 (the “Merger Agreement”), by and between First Merchants Corporation and Ameriana Bancorp, which is attached to the proxy statement and prospectus as Annex A. In accordance with the Merger Agreement, all holders will receive First Merchants Corporation common stock and no cash in exchange for their Ameriana Bancorp common stock (the securities to be canceled in the merger).
(2)	The maximum offering price is based on an estimate solely for the purpose of calculating the registration fee and has been calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, using the average of the high and low prices of the Ameriana Bancorp common shares as reported on The NASDAQ Capital Market on September 30, 2015 ($22.93) for all 3,092,284 Ameriana Bancorp common shares (or options) which could be exchanged in the merger. This amount is the maximum offering price.
(3)	The registration fee of $8,200 for the securities registered hereby has been calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, by adding the original registration fee of $7,947 to $253 which represents the increase in maximum offering price since the initial registration statement multiplied by .0001007.
(4)	$7,947 of filing fee was previously paid on August 26, 2015.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT AND PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS PROXY STATEMENT AND PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

DATED OCTOBER 2, 2015 SUBJECT TO COMPLETION

FIRST MERCHANTS CORPORATION	AMERIANA BANCORP

YOUR VOTE IS VERY IMPORTANT

PROSPECTUS OF FIRST MERCHANTS CORPORATION FOR UP TO

2,794,498 SHARES OF COMMON STOCK AND

PROXY STATEMENT OF AMERIANA BANCORP

The Board of Directors of First Merchants Corporation (“First Merchants”) and the Board of Directors of Ameriana Bancorp have approved an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), pursuant to which Ameriana Bancorp will merge with and into First Merchants (the “Merger”). This proposed strategic business combination will expand the second largest bank holding company headquartered in the State of Indiana. Following the Merger, the combined company will have one hundred twenty-two (122) banking offices in twenty-seven (27) Indiana counties, as well as two (2) counties in both Ohio and Illinois, and have assets of approximately $6.6 billion, $4.6 billion in loans, $5.2 billion in deposits, and total shareholders’ equity of $0.8 billion.

If the Merger Agreement is approved by a majority of the shareholders of Ameriana Bancorp and the Merger is subsequently completed, the shares of Ameriana Bancorp common stock owned by each Ameriana Bancorp shareholder will be converted into 0.9037 shares (the “Exchange Ratio”) of First Merchants common stock. The number of shares of First Merchants Common Stock issuable to each Ameriana Bancorp shareholder shall be rounded to the nearest thousandth of a share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions, or as otherwise described in the Merger Agreement. Immediately prior to the Merger, each outstanding stock option to purchase Ameriana Bancorp common stock will be converted into the right to receive cash in an amount equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less the applicable exercise price.

We cannot complete the Merger unless a majority of the issued and outstanding shares of common stock of Ameriana Bancorp vote to approve the Merger Agreement. Ameriana Bancorp will hold a special meeting of its shareholders to vote on this merger proposal. Your vote is very important. Whether or not you plan to attend the shareholder meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement. Not returning your card will have the same effect as a vote against the Merger Agreement.

The date, time and place of the meeting are as follows:

December 7, 2015, 1:00 p.m., local time

Ameriana Bank Greenfield Banking Center

1810 North State Street

Greenfield, Indiana 46140

This proxy statement and prospectus provides you with detailed information about the special meeting and the proposed Merger. It also contains or references information about Ameriana Bancorp and First Merchants. You can also get information about First Merchants and Ameriana Bancorp from publicly available documents that have been filed with the Securities and Exchange Commission. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” Ameriana Bancorp common stock is listed on The NASDAQ Capital Market under the symbol “ASBI.”

We strongly support the Merger of our companies. The Board of Directors of Ameriana Bancorp unanimously recommends that you vote in favor of the Merger Agreement.

/s/ Michael C. Rechin President and Chief Executive Officer FIRST MERCHANTS CORPORATION	/s/ Jerome J. Gassen President and Chief Executive Officer AMERIANA BANCORP

For a discussion of certain risk factors which you should consider in evaluating the Merger, see “Risk Factors” beginning on page 27. We encourage you to read this entire document carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued pursuant to this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligation of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other federal or state governmental agency.

Proxy statement and prospectus dated [●], 2015, and first mailed to Ameriana Bancorp shareholders on or about [●], 2015.

ADDITIONAL INFORMATION

This document incorporates important business and financial information about First Merchants from other documents filed by First Merchants with the Securities and Exchange Commission (“SEC”) that are not delivered with or included in this document. This information (including the documents incorporated herein by reference) is available to you without charge upon your written or oral request. You may request these documents in writing or by telephone at the following addresses and telephone numbers:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: David L. Ortega,

Corporate Secretary

Telephone: (765) 747-1500

To ensure timely delivery, shareholders must request the documents containing the information described above no later than five (5) business days prior to the date of the special meeting of the Ameriana Bancorp shareholders. Accordingly, if you would like to make such a request, please do so by November 27, 2015, in order to receive the requested information before the meeting.

You can also obtain copies of the documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123.

AMERIANA BANCORP

2118 Bundy Avenue

New Castle, Indiana 47362

NOTICE OF SPECIAL MEETING OF

SHAREHOLDERS TO BE HELD ON

December 7, 2015

To Our Shareholders:

We will hold a special meeting of the shareholders of Ameriana Bancorp on December 7, 2015, at 1:00 p.m. local time, at Ameriana Bank Greenfield Banking Center, 1810 North State Street, Greenfield, Indiana 46140.

The purposes of the special meeting are the following:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger, dated June 26, 2015 (the “Merger Agreement”), between First Merchants Corporation (“First Merchants”) and Ameriana Bancorp, and to approve the transactions contemplated thereby (the “Merger Proposal”). Pursuant to the Merger Agreement, Ameriana Bancorp will merge with and into First Merchants (the “Merger”) and, immediately thereafter, Ameriana Bank will merge with and into First Merchants Bank, National Association (“First Merchants Bank”), a wholly-owned banking subsidiary of First Merchants (the “Bank Merger”).

2.	Adjournment Proposal. To approve one (1) or more adjournments of the Ameriana Bancorp special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (the “Adjournment Proposal”).

3.	Merger-Related Compensation Proposal. To vote on a proposal, on an advisory (non-binding) basis, of compensation that may become payable to certain executive officers of Ameriana Bancorp in connection with the Merger (the “Merger-Related Compensation Proposal”).

4.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. Ameriana Bancorp’s Board of Directors is not aware of any such other matters.

The proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 27 of the accompanying proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The Board of Directors of Ameriana Bancorp has fixed the close of business on October 7, 2015, as the record date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Ameriana Bancorp common stock. Approval of the Adjournment Proposal and Merger-Related Compensation Proposal only requires the affirmative vote of at least a majority of the shares of Ameriana Bancorp common stock voting at the meeting, in person or by proxy, so long as a quorum is present.

The Ameriana Bancorp Board of Directors unanimously recommends that you vote “FOR” (1) approval of the Merger Proposal; (2) approval of the Adjournment Proposal; and (3) approval of the Merger-Related Compensation Proposal; and (4) approval of such other business which may properly come before the meeting.

Whether or not you plan to attend the special meeting in person, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously submitted your proxy. Not submitting your proxy will have the same effect as a vote against the Merger Proposal.

By Order of the Board of Directors

Michael E. Kent	Jerome J. Gassen
Chairman	President and Chief Executive Officer

[●], 2015
New Castle, Indiana

FORWARD-LOOKING STATEMENTS

This document, and the information included or incorporated by reference into it, contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe,” “continue,” “pattern,” “estimate,” “project,” “intend,” “anticipate,” “expect” and similar expressions, or future or conditional verbs such as “will,” would,” “should,” “could,” “might,” “can,” “may,” or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed Merger between First Merchants and Ameriana Bancorp, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Ameriana Bancorp will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected time frame; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to banks and bank holding companies; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ and Ameriana Bancorp’s business; and other risks and factors identified in First Merchants’ filings with the SEC.

Neither First Merchants nor Ameriana Bancorp undertakes any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed herein unless required to under the federal securities laws. In addition, First Merchants’ and Ameriana Bancorp’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETING

Q:	What am I voting on?

A:	You are being asked to vote to approve the Merger Agreement, pursuant to which Ameriana Bancorp will merge with and into First Merchants. First Merchants would be the surviving entity in the Merger, and Ameriana Bancorp would no longer be a separate company.

You are also being asked to vote on three additional proposals; completion of the Merger is not conditioned upon approval of any of these additional proposals:

•	a proposal to adjourn the Ameriana Bancorp special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal (which we refer to as the “Adjournment Proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Ameriana Bancorp may receive that is based on or otherwise relates to the Merger (which we refer to as the “Merger-Related Compensation Proposal”); and

•	to vote on such other matters that may be properly presented at the special meeting or any adjournment or postponement of the special meeting. Ameriana Bancorp’s Board is not aware of any such other matters.

Q:	Why are First Merchants and Ameriana Bancorp proposing to merge?

A:	We believe the Merger is in the best interests of both companies and our respective shareholders. Ameriana Bancorp and First Merchants believe that the Merger will bring together two (2) complementary institutions to create a strategically, operationally and financially strong company that is positioned for further growth. The Merger will give the combined company greater scale and geographic diversity, not only for serving existing customers more efficiently, but also for future expansion. The combination will expand the second largest bank holding company based in the State of Indiana. We believe the Merger will enhance our capabilities to provide banking and financial services to our customers and strengthen the competitive position of the combined organization.

You should review the background of and reasons for the Merger described in greater detail beginning on page 40.

Q:	What will Ameriana Bancorp shareholders receive in the Merger?

A:	If the Merger Agreement is approved by the shareholders of Ameriana Bancorp and the Merger is subsequently completed, the shares of Ameriana Bancorp common stock owned by each Ameriana Bancorp shareholder will be converted into 0.9037 shares (the “Exchange Ratio”) of First Merchants common stock (the “Merger Consideration”). The number of shares of First Merchants common stock issuable to each Ameriana Bancorp shareholder shall be rounded to the nearest thousandth of a share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions, or as otherwise described in the Merger Agreement. Immediately prior to the Merger, each outstanding in-the-money stock option to purchase Ameriana Bancorp common stock will be converted into the right to receive cash in an amount per share equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less the applicable exercise price. Any out-of-the-money stock options granted by Ameriana Bancorp will be cancelled and no consideration will be provided.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), if you receive First Merchants common stock as consideration for all or a portion of your shares of Ameriana Bancorp common stock, the implied value of the stock consideration that you will receive will depend on the market price of

First Merchants common stock when you receive your shares of First Merchants common stock. The value of the stock consideration per share of Ameriana Bancorp common stock, based upon First Merchants’ closing stock price on September 30, 2015, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $23.70 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an Ameriana Bancorp shareholder or at any other time. At the time of completion of the Merger, the market price of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of First Merchants common stock. You should obtain current market prices for shares of First Merchants common stock which is listed on The NASDAQ Global Select Market under the symbol “FRME.”

Q:	What risks should I consider before I vote on the Merger Proposal?

A:	You should carefully review the section captioned “RISK FACTORS” beginning on page 27.

Q:	Will First Merchants shareholders receive any shares or cash as a result of the Merger?

A:	No. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Q: When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We must first obtain the necessary regulatory approvals and the approval of Ameriana Bancorp shareholders at the special meeting. We currently expect to complete the Merger during the fourth quarter of 2015 or the first quarter of 2016.

Q:	What are the tax consequences of the Merger to me?

A:	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). A U.S. Holder (as defined in the section captioned “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 70) who exchanges all of its shares of Ameriana Bancorp common stock solely for shares of First Merchants common stock pursuant to the Merger will not recognize any gain or loss on the exchange for federal income tax purposes. At the closing of the Merger, Ameriana Bancorp and First Merchants will each receive an opinion from their tax advisors confirming these tax consequences. See “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” beginning on page 70. Your individual tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	Will I have dissenters’ rights?

A:	The shareholders of Ameriana Bancorp are not entitled to dissenters’ rights under Indiana Code Section 23-1-44, as amended, because the shares of Ameriana Bancorp common stock are traded on The NASDAQ Capital Market.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in this document and any information incorporated herein by reference. Then, please submit your proxy by completing, signing, and dating the enclosed proxy card and returning it as soon as possible using the enclosed postage-prepaid envelope so that your shares can be voted at the special shareholder meeting. If a returned proxy card is signed but does not specify how you wish to vote your shares, your proxy will be voted “FOR” the: (1) approval of the Merger

Proposal; (2) approval of the adjournment of the meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the Merger Proposal at the time of the meeting; (3) approval of the Merger-Related Compensation Proposal; and (4) approval of such other business as may properly come before the meeting including at an adjournment or postponement of the meeting.

Q:	What if I don’t vote or I abstain from voting?

A:	If you do not vote or you abstain from voting, your abstention will count as a vote “AGAINST” the Merger Proposal. The advisory vote on the Merger-Related Compensation Proposal regarding merger-related compensation payable to Ameriana Bancorp’s named executive officers only requires that there be more votes in favor than against. As a result, abstentions and broker non-votes will have no effect on such proposal.

Q:	If my shares are held by my broker in “street name,” will my broker vote my shares for me?

A:	Your broker will vote any shares you hold in “street name” only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker to vote your shares. If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares, which will have the effect of a vote “AGAINST” the Merger and will not be counted for purposes of the advisory vote on Merger-Related Compensation Proposal.

Q:	How do I vote my shares of Ameriana Bancorp common stock held in the 401(k) Plan?

A:	If you invest in Ameriana common stock through the 401(k) Plan, you will receive a voting instruction card that reflects all shares that you may direct the trustee to vote on your behalf under the plan. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee how to vote the shares of Company common stock credited to his or her account under the 401(k) Plan. If the 401(k) Plan trustee does not receive timely voting instructions for the shares of Company common stock held in the 401(k) Plan, the shares for which the trustee does not receive timely instructions will be voted in a manner calculated to most accurately reflect the instructions received from other 401(k) Plan participants.

Q.	Why am I being asked to cast an advisory (non-binding) vote to approve the compensation payable to certain Ameriana Bancorp officers in connection with the Merger?

A.	The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, has adopted rules that require Ameriana Bancorp to seek an advisory (non-binding) vote with respect to certain payments that are payable to Ameriana Bancorp’s named executive officers in connection with the Merger.

Q.	What will happen if Ameriana Bancorp’s shareholders do not approve such compensation at the special meeting?

A.	Ameriana Bancorp shareholder approval of the compensation payable to certain of Ameriana Bancorp’s executive officers in connection with the Merger is not a condition to completion of the Merger. The vote with respect to such compensation is an advisory vote and will not be binding on Ameriana Bancorp (or First Merchants after the Merger) regardless of whether the Merger Agreement is approved. Accordingly, because the compensation to be paid to certain Ameriana Bancorp executive officers in connection with the Merger is contractual, such compensation will be payable if the Merger is completed regardless of the outcome of the advisory vote.

Q:	May I change my vote after I have submitted my proxy?

A:

Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one (1) of three (3) ways. First, you can send a written notice stating that you revoke your proxy.

Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Please submit your notice of revocation and/or new proxy card to Ameriana Bancorp, 2118 Bundy Avenue, New Castle, Indiana 47362, Attention: Nicole M. Weaver, Corporate Secretary. Third, you may attend the special meeting and vote in person. Simply attending the special meeting, however, will not revoke your proxy. You must request a ballot and vote the ballot at the meeting.

Q:	What constitutes a quorum?

A:	The presence, in person or by proxy, of shareholders holding at least a majority of the issued and outstanding shares of Ameriana Bancorp entitled to vote as of October 7, 2015, the record date for the special meeting, will constitute a quorum for the special meeting. On August 7, 2015, there were 3,030,162 shares of Ameriana Bancorp common stock outstanding and entitled to vote at the special meeting.

Q:	Should I send in my stock certificate(s) now?

A:	No. After the Merger is completed, Ameriana Bancorp shareholders will receive written instructions from First Merchants for exchanging their stock certificates for shares of First Merchants common stock to be received by them in the Merger. Any shares of Ameriana Bancorp common stock held in book-entry form will be automatically exchanged for shares of First Merchants common stock. If you are a First Merchants shareholder, you should retain your certificates, as you will continue to hold the First Merchants shares you currently own.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	You may contact Laurel Hill Advisory Group, LLC, the Information Agent for the Merger at 2 Robbins Lane, Suite 201, Jericho, New York 11753 or by telephone at 888-742-1305. Banks and brokerage firms should also call Laurel Hill Advisory Group, LLC at 516-933-3100.

Ameriana Bancorp shareholders may also contact:

Ameriana Bancorp

2118 Bundy Avenue

New Castle, Indiana 47362

Attention: Nicole Weaver,

Corporate Secretary

Telephone (765) 529-2230

SUMMARY

This summary highlights selected information from this proxy statement and prospectus. Because this is a summary, it does not contain all of the information that is important to you. You should carefully read this entire document, including the documents incorporated herein by reference, and the other documents to which we have referred you before you decide how to vote. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123 for a description of documents that we incorporate by reference into this document. Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

The Companies (page 72)

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

(765) 747-1500

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.” First Merchants has one (1) full-service bank charter, First Merchants Bank which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank. First Merchants Bank includes over one hundred (100) banking locations in twenty-six (26) Indiana counties and two (2) counties in both Ohio and Illinois. First Merchants Bank’s business activities are currently limited to one (1) significant business segment, which is community banking.

As of June 30, 2015, First Merchants had consolidated assets of $6.1 billion, consolidated deposits of $4.8 billion and shareholders’ equity of $750 million. As of June 30, 2015, First Merchants and its subsidiaries had 1,464 full-time equivalent employees. See “DESCRIPTION OF FIRST MERCHANTS” on page 72.

Ameriana Bancorp

2118 Bundy Avenue

New Castle, Indiana 47362

(765) 529-2230

Ameriana Bancorp is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, incorporated under Indiana law and headquartered in New Castle, Indiana. Ameriana Bancorp’s wholly-owned bank subsidiary is Ameriana Bank, an Indiana state bank. Ameriana Insurance Agency, Inc. and Ameriana Financial Services, Inc. are wholly-owned subsidiaries of Ameriana Bank. Ameriana Bank has been operating in East Central Indiana since 1890. Ameriana Bank has thirteen (13) banking centers located in Hamilton, Hancock, Hendricks, Henry, Madison, and Shelby Counties in Indiana. Ameriana Bancorp and Ameriana Bank employed 143 full-time equivalent employees at June 30, 2015. Ameriana Bancorp holds all of the common securities of Ameriana Capital Trust I.

At June 30, 2015, on a consolidated basis, Ameriana Bancorp had assets of approximately $481 million, deposits of approximately $389 million, and shareholders’ equity of approximately $41 million.

The Merger (page 39)

We have attached a copy of the Merger Agreement to this document as Annex A. Please read the Merger Agreement in its entirety. It is the legal document that governs the Merger.

The Merger Agreement provides that, if all of the conditions are satisfied or waived, Ameriana Bancorp will be merged with and into First Merchants and, immediately thereafter, Ameriana Bancorp will cease to exist. Immediately following the Merger, Ameriana Bank will be merged with and into First Merchants Bank and Ameriana Bank will cease to exist. We expect to complete the Merger during the fourth quarter of 2015 or the first quarter of 2016.

Reasons for the Merger (pages 44)

First Merchants. First Merchants’ Board of Directors considered a number of financial and nonfinancial factors in making its decision to merge with Ameriana Bancorp, including its respect for the ability and integrity of the Ameriana Bancorp’s Board of Directors, management and staff. The Board believes that expanding First Merchants’ operations in the market areas where Ameriana Bancorp operates offers financial and strategic benefits to First Merchants and Ameriana Bancorp as a combined company.

Ameriana Bancorp. In considering the Merger with First Merchants, Ameriana Bancorp’s Board of Directors collected and evaluated a variety of economic, financial and market information regarding First Merchants and its subsidiaries, their respective businesses and First Merchants’ reputation and future prospects. In the opinion of Ameriana Bancorp’s Board of Directors, favorable factors included First Merchants’ strong earnings and stock performance, its management, the compatibility of its markets to those of Ameriana Bancorp, the likelihood of regulatory approvals of the Merger, and the attractiveness of First Merchants’ offer from a financial perspective. In addition, the Board of Directors considered the fairness opinion of River Branch Capital LLC (“River Branch”), described below.

Opinion of River Branch Capital LLC (page 47)

Ameriana Bancorp’s Board of Directors retained River Branch to render a fairness opinion in connection with the proposed Merger. At the meeting of Ameriana Bancorp’s Board of Directors on June 26, 2015, River Branch delivered to Ameriana Bancorp’s Board of Directors an oral opinion, which was confirmed by delivery of a written opinion, dated June 26, 2015, to the effect that, as of the date of the opinion and based upon and subject to the conditions, limitations, qualifications and assumptions set forth in the opinion, the Merger Consideration to be received in the Merger by the holders of Ameriana Bancorp common stock was fair, from a financial point of view, to such holders of Ameriana Bancorp common stock.

The full text of the written opinion of River Branch, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of River Branch, is attached as Annex B to this proxy statement and prospectus and is incorporated herein by reference. Ameriana Bancorp shareholders are urged to read River Branch’s written opinion carefully and in its entirety. River Branch’s opinion is limited solely to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger by the holders of Ameriana Bancorp common stock and does not address Ameriana Bancorp’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to Ameriana Bancorp. River Branch’s opinion does not constitute a recommendation to any shareholder of Ameriana Bancorp as to how such shareholder should vote or act with respect to any matter relating to the Merger or otherwise.

What Ameriana Bancorp Shareholders Will Receive (page 39)

If the Merger Agreement is approved and the Merger is subsequently completed, each outstanding share of Ameriana Bancorp common stock will be converted into the right to receive 0.9037 shares (the “Exchange Ratio”) of First Merchants common stock. The number of shares of First Merchants Common Stock issuable to each Ameriana Bancorp shareholder shall be rounded to the nearest thousandth of a share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions, or as otherwise described in the Merger Agreement. Immediately prior to the Merger, each outstanding stock option to purchase Ameriana Bancorp common stock will be converted into the right to receive cash in an amount equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less the applicable exercise price.

Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments), if you receive First Merchants common stock as consideration for all or a portion of your shares of Ameriana Bancorp common stock, the implied value of the stock consideration that you will receive will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The value of the stock consideration per share of Ameriana Bancorp common stock, based upon First Merchants’ closing stock price on September 30, 2015, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $23.70 per share. No assurance can be given that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an Ameriana Bancorp shareholder or at any other time. At the time of completion of the Merger, the market price of the stock consideration could be greater or less than the value of the cash consideration due to fluctuations in the market price of First Merchants common stock.

Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of Ameriana Bancorp common stock. The letter of transmittal will contain instructions for use in effecting the surrender of Ameriana Bancorp stock certificates (or shares held in book-entry form) in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement.

What First Merchants Shareholders Will Receive (page 40)

First Merchants shareholders will not receive any consideration in the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares owned before the Merger.

The Ameriana Bancorp Special Shareholders Meeting (page 33)

The special meeting of Ameriana Bancorp shareholders will be held on December 7, 2015, at 1:00 p.m. local time, at Ameriana Bank Greenfield Banking Center, 1810 North State Street, Greenfield, Indiana 46140.

At the special meeting, Ameriana Bancorp shareholders will be asked:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement and to approve the transactions contemplated thereby. Pursuant to the Merger Agreement, Ameriana Bancorp will merge with and into First Merchants and, immediately thereafter, Ameriana Bank will merge with and into First Merchants Bank.

2.	Adjournment Proposal. To approve one (1) or more adjournments of the Ameriana Bancorp special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.	Merger-Related Compensation Proposal. To vote on a proposal, on an advisory (non-binding) basis, of compensation that may become payable to certain executive officers of Ameriana Bancorp in connection with the Merger.

4.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is not aware of any such other matters.

Ameriana Bancorp Recommendation to Shareholders (page 47)

Ameriana Bancorp’s Board of Directors unanimously approved and adopted the Merger Agreement and approved and authorized the proposed Merger. Ameriana Bancorp’s Board of Directors concluded that entering into the Merger Agreement and completing the Merger and the other transactions contemplated by the Merger Agreement are in the best interest of Ameriana Bancorp and the Ameriana Bancorp shareholders. Ameriana Bancorp’s Board of Directors unanimously recommends that Ameriana Bancorp shareholders vote “FOR” the: (1) approval of the Merger Proposal; (2) approval of the Adjournment Proposal; (3) approval of Merger-Related Compensation Proposal; and (4) approval of such other business which may properly come before the meeting. In reaching its determination, Ameriana Bancorp Board of Directors considered a number of factors, which are described in the section captioned “The Merger—Ameriana Bancorp’s Reasons for the Merger” beginning on page 45. Because of the wide variety of factors considered, Ameriana Bancorp’s Board of Directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

Ameriana Bancorp Special Meeting Record Date; Vote Required (page 33)

Only Ameriana Bancorp shareholders of record as of the close of business on October 7, 2015, are entitled to notice of, and to vote at, the Ameriana Bancorp special meeting and any adjournments or postponements of the special meeting. As of the record date, there were [●] shares of Ameriana Bancorp common stock outstanding. Approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Ameriana Bancorp common stock entitled to vote. The approval of adjournment of the special meeting to allow extra time to solicit proxies, if necessary or appropriate, approval of the advisory vote on the Merger-related compensation payable to certain executive officers, and the approval of the transaction of any other business that may properly come before the special meeting each require more votes to be cast in favor of the proposal than are cast against it. You can vote your shares by attending the Ameriana Bancorp special meeting and voting in person, or you can vote by proxy by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope. You can revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

No approval by First Merchants shareholders is required.

Voting Agreement (page 69)

As of June 26, 2015, each member of the Board of Directors of Ameriana Bancorp and certain executive officers entered into a voting agreement with First Merchants to cause all Ameriana Bancorp common stock owned by each of them of record or beneficially on such date to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page 69. As of the record date, the members of Ameriana Bancorp’s Board of Directors and their affiliates had power to vote, or caused to be voted, an aggregate of [●] shares of Ameriana Bancorp common stock outstanding, representing [●]% of the outstanding shares on that date.

What We Need to Do to Complete the Merger (page 64)

Completion of the Merger depends on a number of conditions being met or waived. In addition to our compliance with the Merger Agreement, these conditions include among others:

•	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of Ameriana Bancorp common stock;

•	the approval of the Merger and the Bank Merger by certain regulatory agencies and the expiration of any regulatory waiting periods;

•	the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below in “THE MERGER AGREEMENT—Conditions to Completion of the Merger”) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date;

•	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

•	Ameriana Bancorp must have received an opinion of Kilpatrick Townsend & Stockton LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized in the Merger by a U.S. Holder to the extent the U.S. Holder receives shares of First Merchants common stock as the sole consideration for the U.S. Holder’s shares of Ameriana Bancorp common stock, except that gain or loss will be recognized with respect to any cash received;

•	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

•	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger; and

•	other customary conditions and obligations of the parties set forth in the Merger Agreement.

Regulatory Approvals (page 59)

The Merger cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as to the Merger and the Office of the Comptroller of the Currency (the “OCC”) as to the Bank Merger. First Merchants has filed applications with the OCC and the Federal Reserve Board for approval of the Bank Merger and the Merger, respectively. First Merchants cannot be certain when such approvals will be obtained or if they will be obtained.

Conduct of Business Pending Merger (page 66)

Under the terms of the Merger Agreement, Ameriana Bancorp and First Merchants must carry on their business in the ordinary course and, subject to certain limited exceptions, may not take certain extraordinary actions without first obtaining the other party’s consent.

We have agreed that Ameriana Bancorp will continue to pay quarterly dividends at no more than the current rate of $0.04 per share until the Merger closes. We will each cooperate to insure that Ameriana Bancorp shareholders will receive only one (1) quarterly dividend for the quarter in which the Merger closes, and not a separate dividend from both First Merchants and Ameriana Bancorp.

Agreements of First Merchants (pages 59 and 68)

In the Merger Agreement, First Merchants has agreed, among other matters, to:

•	Proceed and use its reasonable and diligent efforts to obtain any consents and approvals for the Merger. See “THE MERGER—Regulatory Approvals” on page 59.

•	Take action as may be necessary to allow Ameriana Bancorp and its subsidiaries’ employees, no later than the effective date of the Merger, to participate in benefit plans First Merchants maintains for its employees. See “THE MERGER AGREEMENT—Employee Benefit Plans” on page 68.

•	Provide, or allow for, director and officer liability insurance and indemnification. See “THE MERGER AGREEMENT—Indemnification and Insurance of Ameriana Bancorp Directors and Officers” on page 68.

Dissenters’ Rights (page 58)

The shareholders of Ameriana Bancorp are not entitled to dissenters’ rights under Indiana Code Section 23-1-44, as amended, because the shares of Ameriana Bancorp common stock are traded on The NASDAQ Capital Market.

Management and Operations After the Merger (page 68)

Ameriana Bancorp’s corporate existence will cease after the Merger. Accordingly, except as otherwise described herein, directors and officers of Ameriana Bancorp will not serve in such capacities after the effective date of the Merger. Upon completion of the Merger, the current officers and directors of First Merchants will continue to serve in such capacities.

Interests of Directors and Officers in the Merger That Are Different From Your Interests (page 61)

You should be aware that some of directors and executive officers of Ameriana Bancorp and Ameriana Bank may have interests in the Merger that are different from, or in addition to, their interests as shareholders. Both Ameriana Bancorp’s Board of Directors and First Merchants’ Board of Directors were aware of these interests and took them into consideration in approving the Merger Agreement and the Merger. These interests are as follows:

•	Directors and officers of Ameriana Bancorp held stock options that entitled them to purchase, in the aggregate, up to [●] shares of Ameriana Bancorp’s common stock as of October 7, 2015. Options for [●] of these shares would not be exercisable but for the Merger. Immediately prior to the Merger, each outstanding stock option to purchase Ameriana Bancorp common stock will be converted into the right to receive cash in an amount equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less the applicable exercise price.

•	Certain executive officers of Ameriana Bancorp and Ameriana Bank currently have salary retention agreements, change in control agreements or employment agreements that provide for the executive to receive, following both a change in control of Ameriana Bancorp and an actual or constructive termination of their employment, continuing payments following the transaction, subject to certain limitations. Under these agreements, three (3) of such executive officers would be entitled to receive an aggregate of approximately $1,625,125. See—THE MERGER—Merger-Related Compensation payable to Ameriana Bancorp’s Named Executive Officers.

•	First Merchants has agreed that for a period of six (6) years after the effective time of the Merger, it will maintain directors’ and officers’ liability insurance in force covering directors and officers of Ameriana Bancorp and Ameriana Bank, subject to certain conditions set forth in the Merger Agreement.

Termination of the Merger (page 65)

Both First Merchants and Ameriana Bancorp can mutually agree to terminate the Merger Agreement before we complete the Merger. In addition, either Ameriana Bancorp or First Merchants acting alone can terminate the Merger Agreement under the circumstances described on page 65.

Ameriana Bancorp has agreed to pay First Merchants a termination fee of $1,500,000 if:

•	Ameriana Bancorp’s Board of Directors terminates the Merger Agreement in the exercise of its fiduciary duties after receipt of an unsolicited acquisition proposal from a third party;

•	First Merchants terminates the Merger Agreement because Ameriana Bancorp’s Board of Directors withdraws or modifies its recommendation to Ameriana Bancorp’s shareholders to vote for the Merger following receipt of a written proposal for an acquisition from a third party; or

•	First Merchants terminates the Merger Agreement because Ameriana Bancorp fails to give First Merchants written notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Ameriana Bancorp, or if Ameriana Bancorp, within sixty (60) days after giving such notice, does not terminate such discussions or negotiations.

Material U.S. Federal Income Tax Consequences (page 70)

It is a condition to the closing of the Merger that Kilpatrick Townsend & Stockton LLP and Bingham Greenebaum Doll LLP deliver opinions, effective as of the date of the Merger, to Ameriana Bancorp and First Merchants, respectively, substantially to the effect that, for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will not, however, bind the Internal Revenue Service (the “IRS”) which could take a different view.

Determining the actual tax consequences of the Merger to you can be complicated. We suggest you consult with your own tax advisors with respect to the tax consequences of the Merger to you.

For a more detailed description of the material federal income tax consequences of the Merger to First Merchants and Ameriana Bancorp shareholders, see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” on page 70.

Accounting Treatment (page 60)

The Merger will be accounted for as an acquisition transaction for accounting and financial reporting purposes. As a result, Ameriana Bancorp’s assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair values and added to those of First Merchants. Any excess payment by First Merchants over the fair value of the net assets and identifiable intangibles of Ameriana Bancorp will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be allocated as a reduction of all assets.

Comparative Rights of First Merchants and Ameriana Bancorp Shareholders (page 114)

The rights of shareholders of First Merchants and Ameriana Bancorp differ in some respects. The rights of holders of First Merchants common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and First Merchants’ Articles of Incorporation and Bylaws. The rights of holders of Ameriana Bancorp common stock are governed by the laws of the State of Indiana, including the Indiana Business Corporation Law, and Ameriana Bancorp’s Articles of Incorporation and Bylaws. Upon completion of the Merger, Ameriana Bancorp shareholders who receive First Merchants common stock will take such stock subject to First Merchants Articles of Incorporation and Bylaws.

Authorized But Unissued Shares

First Merchants	Ameriana Bancorp

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value, of which 37,824,649 shares were outstanding as of June 30, 2015. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, no shares of which are currently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.

As of September 20, 2015, First Merchants had 316,465 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan and 76,486 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of September 20, 2015, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 320,062 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 137,811 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

The Articles of Incorporation of Ameriana Bancorp authorize the issuance of 15,000,000 shares of common stock, $1.00 par value. As of October 7, 2015, there were [●] shares of common stock outstanding. Ameriana Bancorp’s Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in Ameriana Bancorp’s Articles of Incorporation, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law, the Articles of Incorporation, and the rules of a national securities exchange, if applicable. As of the date of this proxy statement and prospectus, Ameriana Bancorp had 5,000,000 shares of serial preferred stock, no par value, authorized, none of which is issued and outstanding.

Restrictions on Transfer of Shares

First Merchants	Ameriana Bancorp

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”) and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.	The holders of Ameriana Bancorp common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Exchange Act and listed for exchange on The NASDAQ Capital Market. As a result, a public market exists for the shares of common stock.

Dividend Rights

First Merchants	Ameriana Bancorp

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•    First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•    First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’

The holders of Ameriana Bancorp common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors. Dividends may be paid in cash, in property or in Ameriana Bancorp’s stock.

Generally, Ameriana Bancorp may not pay a dividend if, after giving effect to the dividend:

•    Ameriana Bancorp would not be able to pay its debts as they become due in the usual course of business; or

•    Ameriana Bancorp’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Completion of the Merger (page 59)

The Merger will become effective when we file Articles of Merger with the Secretary of the State of Indiana, or at such later date and time as may be set forth in the Articles of Merger. We expect the Merger to become effective during the fourth quarter of 2015 or the first quarter of 2016.

Comparative Market Price Information

Shares of First Merchants common stock are listed on The NASDAQ Global Select Market under the symbol “FRME.” Shares of Ameriana Bancorp common stock are listed on The NASDAQ Capital Market under the symbol “ASBI.” The following table presents quotation information for First Merchants common stock and for Ameriana Bancorp common stock on June 26, 2015, the business day before the Merger was publicly announced, and September 30, 2015, the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus.

	First Merchants Common Stock			Ameriana Bancorp Common Stock
	(Dollars Per Share)
	High	Low	Close	High	Low	Close
June 26, 2015	$25.29	$24.90	$25.13	$15.68	$15.68	$15.68
September 30, 2015	$26.24	$25.81	$26.22	$23.10	$22.75	$23.00

The market value of the aggregate consideration that Ameriana Bancorp shareholders will receive in the Merger is approximately $68.8 million (or $22.71 per Ameriana Bancorp common share) based on 3,029,662 Ameriana Bancorp common shares outstanding and First Merchants’ closing stock price of $25.13 per share on June 26, 2015, the business day before the Merger was publicly announced.

The market value of the aggregate consideration that Ameriana Bancorp shareholders will receive in the Merger is approximately $72.1 million (or $23.70 per Ameriana Bancorp common share) based on 3,043,262 Ameriana Bancorp common shares outstanding and First Merchants’ closing stock price of $26.22 per share on September 30, 2015, the last practicable trading day prior to the date of this proxy statement and prospectus.

Also set forth below for the closing price of First Merchants common stock on June 26, 2015, and September 30, 2015, is the equivalent pro forma price of Ameriana Bancorp common stock, which we determined by multiplying the applicable price of First Merchants common stock by the number of shares of First Merchants common stock we are issuing for each share of Ameriana Bancorp common stock in the Merger, which is the Exchange Ratio of 0.9037. The equivalent pro forma price of Ameriana Bancorp common stock shows the implied value to be received in the Merger by Ameriana Bancorp shareholders who receive First Merchants common stock in exchange for a share of Ameriana Bancorp common stock on these dates.

	First Merchants Common Stock	Ameriana Bancorp Common Stock	Ameriana Bancorp Equivalent Pro Forma
June 26, 2015	$25.13	$15.68	$22.71
September 30, 2015	$26.22	$23.00	$23.70

We suggest you obtain a current market quotation for First Merchants common stock. We expect that the market price of First Merchants common stock will fluctuate between the date of this document and the date on which the Merger is completed and thereafter. Because the Exchange Ratio is fixed (except for customary anti-dilution adjustments) and the market price of First Merchants common stock is subject to fluctuation, the value of the shares of First Merchants common stock that Ameriana Bancorp shareholders will receive in the Merger may increase or decrease prior to and after the Merger.

Comparative Per Share Data

The following table shows historical information about our companies’ earnings per share, dividends per share and book value per share, and similar information reflecting the Merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information, we have assumed that the two (2) companies had been combined throughout the periods shown in the table. The pro forma information reflects the “acquisition” method of accounting. The financial information presented under “Pro Forma” was compiled assuming 2,737,906 shares of First Merchants common shares are issued to Ameriana Bancorp shareholders which assumes 3,029,662 shares of Ameriana Bancorp common stock are outstanding at the time of closing (the number outstanding on June 26, 2015).

First Merchants and Ameriana Bancorp present this information to reflect the value of shares of First Merchants common stock that Ameriana Bancorp shareholders will receive in the Merger for each share of Ameriana Bancorp common stock exchanged.

We expect that we will incur reorganization and restructuring expenses as a result of combining our two companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company, does not take into account these expected expenses or these anticipated financial benefits, and does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the merged company would have been had our companies been merged during the periods presented.

The information in the following table is based on historical financial information of Ameriana Bancorp and First Merchants. The information with respect to First Merchants and Ameriana Bancorp are included in their respective annual and quarterly reports previously filed with the SEC. Certain historical financial information of First Merchants has been incorporated into this document by reference. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123 for a description of documents that we incorporate by reference into this document and how to obtain copies of them. The historical financial information of Ameriana Bancorp is included in this document beginning on page F-1.

FIRST MERCHANTS AND AMERIANA BANCORP

HISTORICAL AND PRO FORMA PER SHARE AND CAPITAL RATIO DATA

	First Merchants Historical	Ameriana Bancorp Historical	Pro forma (1)(2)
Net income per share
Six months ended June 30, 2015 (unaudited)
Basic	$0.90	$0.23	$0.87
Diluted	$0.90	$0.23	$0.86
Twelve months ended December 31, 2014
Basic	$1.66	$0.79	$1.61
Diluted	$1.65	$0.79	$1.60
Cash dividends per share
Six months ended June 30, 2015	$0.19	$0.08	$0.19
Twelve months ended December 31, 2014	$0.29	$0.08	$0.29
Book Value per share
At June 30, 2015	$19.83	$13.68	$20.13
At December 31, 2014	$19.29	$13.59	$19.64
Tangible Capital Ratio
At June 30, 2015	9.03%	8.41%	8.81%
At December 31, 2014	9.16%	8.45%	8.92%

(1)	See Note (1) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data on page 26.
(2)	See Note (2) in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data on page 26.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain summary historical consolidated financial data for each of our companies. First Merchants’ and Ameriana Bancorp’s balance sheet and income statement data as of and for the five (5) years in the period ended December 31, 2014 are taken from each of First Merchants’ and Ameriana Bancorp’s respective audited consolidated financial statements. First Merchants’ and Ameriana Bancorp’s balance sheet data and income statement data as of and for the six (6) months ended June 30, 2015 and 2014 are taken from our respective unaudited consolidated financial statements. Results for the six (6) months ended June 30, 2015 do not necessarily indicate results expected or anticipated for the entire year.

The following tables also set forth certain summary unaudited pro forma consolidated financial information for First Merchants and Ameriana Bancorp reflecting the Merger. The income statement information presented gives effect to the Merger as if it occurred on the first day of each period presented. The balance sheet information presented gives effect to the Merger as if it occurred on June 30, 2015. The financial information was compiled assuming 2,737,906 shares of First Merchants common shares are issued to Ameriana Bancorp shareholders which assumes 3,029,662 shares of Ameriana Bancorp common stock are outstanding upon closing of the Merger (the number outstanding on June 26, 2015).

The pro forma information reflects the “acquisition” method of accounting, with Ameriana Bancorp’s assets and liabilities recorded at their estimated fair values as of June 30, 2015. The actual fair value adjustments to the assets and the liabilities of Ameriana Bancorp will be made on the basis of appraisals and evaluations that will be made as of the date the Merger is completed. Thus, the actual fair value adjustments may differ significantly from those reflected in these pro forma financial statements. In the opinion of First Merchants’ management, the estimates used in the preparation of these pro forma financial statements are reasonable under the circumstances.

We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information does not take into account these expected expenses or anticipated financial benefits, and does not attempt to predict or suggest future results.

This selected financial data is only a summary and you should read it in conjunction with First Merchants’ and Ameriana Bancorp’s consolidated financial statements and related notes either incorporated into this document by reference or included herewith. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123 for a description of documents that we incorporate by reference into this document and how to obtain copies of such documents.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED BALANCE SHEET

AS OF JUNE 30, 3015

(Dollars In Thousands)

	First Merchants	Ameriana	Pro forma Adjustments		Pro forma Combined
Assets
Cash and due from banks	$105,928	$21,487	$—		$127,415
Interest-bearing deposits	—	—	—		—
Fed funds sold	—	—	—		—

Cash and cash equivalents	105,928	21,487	—		127,415
Interest-bearing time deposits	26,669	3,916	(668)	(11)	29,917
Investment securities
Available for sale	575,415	47,820	—		623,235
Held to maturity	637,101	17,141	—		654,242

Total investment securities	1,212,516	64,961	—		1,277,477
Loans held for sale	8,295	339	—		8,634
Loans	4,238,205	331,326	(11,254)	(3)	4,558,277
Allowance for loan losses	(62,550)	(3,904)	3,904	(7)	(62,550)

Net loans	4,183,950	327,761	(7,350)		4,504,361
Premises and equipment	84,841	15,896	(2,250)	(6)	98,487
Federal Reserve and FHLB stock	34,630	2,693	—		37,323
Interest receivable	19,880	—	—		19,880
Core deposit and other intangible	14,820	540	3,200	(4)	18,020
			(540)	(9)
Goodwill	205,376	656	36,441	(5)	241,817
			(656)	(9)
Cash surrender value of life insurance	170,813	27,824	—		198,637
Other real estate owned	19,242	6,682	(1,000)	(6)	24,924
Deferred tax asset	39,622	—	1,869	(8)	41,491
Other assets	22,021	8,283	—		30,304

Total Assets	$6,140,308	$480,699	$29,046		$6,650,053

Liabilities
Deposits
Noninterest-bearing	$1,122,688	$67,711	$—		$1,190,399
Interest-bearing	3,666,889	321,692	—		3,988,581

Total deposits	4,789,577	389,403	—		5,178,980
Borrowings	552,557	42,810	(2,600)	(3)	592,767
Interest payable	3,211	—	—		3,211
Other liabilities	45,008	7,047	4,282	(1)	58,540
			2,203	(2)

Total Liabilities	5,390,353	439,260	3,885		5,833,498
Stockholder’ Equity
Cumulative Preferred Stock	125		—		125
Common stock	4,728	3,254	342	(11)	5,070
			(3,254)	(10)
Additional paid in capital	432,294	1,816	68,461	(11)	500,755
			(1,816)	(10)
Retained earnings	319,298	39,233	(34,951)	(10)	317,095
			(4,282)	(1)
			(2,203)	(2)
Treasury stock	—	(2,998)	2,998	(10)	—
Accumulated comprehensive income	(6,490)	134	(134)	(10)	(6,490)

Total Stockholders’ Equity	749,955	41,439	25,161		816,555

Total Liabilities and Stockholders’ Equity	$6,140,308	$480,699	$29,046		$6,650,053

UNAUDITED PROFORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Dollars and Share Amounts In Thousands)

	First Merchants	Ameriana	Proforma Adjustments		Proforma Combined
Interest Income
Loans receivable	$89,855	$7,651	$651	(12)	$98,157
Investment securities	17,214	664	—		17,878
Other	1,077	132	—		1,209

Total Interest Income	108,146	8,447	651		117,244
Interest Expense
Deposits	7,202	741	—		7,943
Fed funds purchased	42	—	—		42
Securities sold under repurchase agreements	168	—	—		168
Borrowings	4,727	536	65	(12)	5,328

Total Interest Expense	12,139	1,277	65		13,481

Net Interest Income	96,007	7,170	586		103,763
Provision for loan losses	417	105	—		522

Net Interest Income after Provision for Loan Losses	95,590	7,065	586		103,241

Other Income
Service charges on deposit accounts	7,638	1,331	—		8,969
Fiduciary activities	4,816	—	—		4,816
Other customer fees	8,269	—	—		8,269
Commission income	4,143	932	—		5,075
Earnings on cash surrender value of life insurance	1,387	359	—		1,746
Net gains and fees on sales of loans	3,270	180	—		3,450
Net realized gains/(losses) on sales of available for sale securities	932	—	—		932
Gain on sale of insurance subsidiary	8,265	—	—		8,265
Other income	2,145	270	—		2,415

Total Other Income	40,865	3,072	—		43,937

Other Expenses
Salaries and benefits	50,975	4,826	—		55,801
Net occupancy	7,293	793	(56)	(14)	8,030
Equipment expenses	5,406	428	—		5,834
Marketing	1,731	205	—		1,936
Outside data processing fees	3,485	581	—		4,066
Printing and office supplies	667	155	—		822
Core deposit amortization	1,450	—	291	(13)	1,741
FDIC Expense	1,758	185	—		1,943
Other real estate and foreclosure expenses	2,601	245	—		2,846
Professional and other outside services	4,625	847	—		5,472
Other expense	7,634	908	—		8,542

Total Other Expenses	87,625	9,173	235		97,033

Income before Income Tax	48,830	964	351		50,145
Income tax expense	14,690	274	123	(15)	15,087

Net Income Available to Common Stockholders	$34,140	$690	$228		$35,058

Per Share Data
Basic earnings per common share	$0.90	$0.23			$0.87
Diluted earnings per common share	$0.90	$0.23			$0.86
Average common shares-basic	37,752	3,024	2,738		40,490
Average common shares-diluted	38,022	3,039	2,738		40,760

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars and Share Amounts In Thousands)

	First Merchants		Pro forma Adjustments		Pro forma Combined
		Ameriana
Interest Income
Loans receivable	$172,366	$16,628	$1,301	(12)	$190,295
Investment securities	34,265	1,202	—		35,467
Other	2,248	316	—		2,564

Total Interest Income	208,879	18,146	1,301		228,326

Interest Expense
Deposits	11,678	1,646	—		13,324
Fed funds purchased	177	—	—		177
Securities sold under repurchase agreements	529	—	—		529
Borrowings	9,458	1,351	130	(12)	10,939

Total Interest Expense	21,842	2,997	130		24,969

Net Interest Income	187,037	15,149	1,171		203,357
Provision for loan losses	2,560	322	—		2,882

Net Interest Income after Provision for Loan Losses	184,477	14,827	1,171		200,475

Other Income
Service charges on deposit accounts	15,747	2,679	—		18,426
Fiduciary activities	8,966	—	—		8,966
Other customer fees	15,699	—	—		15,699
Commission income	7,411	1,583	—		8,994
Earnings on cash surrender value of life insurance	3,659	716	—		4,375
Net gains and fees on sales of loans	4,899	170	—		5,069
Net realized gains/(losses) on sales of available for sale securities	3,581	—	—		3,581
Other income	5,705	469	—		6,174

Total Other Income	65,667	5,617	—		71,284

Other Expenses
Salaries and benefits	96,499	9,342	—		105,841
Net occupancy	13,831	1,469	(113)	(14)	15,187
Equipment expenses	9,337	778	—		10,115
Marketing	3,464	529	—		3,993
Outside data processing fees	7,315	1,007	—		8,322
Printing and office supplies	1,565	284	—		1,849
Core deposit amortization	2,445	—	582	(13)	3,027
FDIC expense	3,738	381	—		4,119
Other real estate and foreclosure expenses	8,043	277	—		8,320
Professional and other outside services	8,116	723	—		8,839
Other expense	14,239	2,421	—		16,660

Total Other Expenses	168,592	17,211	469		186,272

Income before Income Tax	81,552	3,233	702		85,487
Income tax expense	21,390	867	246	(15)	22,503

Net Income Available to Common Stockholders	$60,162	$2,366	$456		$62,984

Per Share Data
Basic earnings per common share	$1.66	$0.79	—		$1.61
Diluted earnings per common share	$1.65	$0.79	—		$1.60
Average common shares-basic	36,266	2,997	2,738		39,004
Average common shares-diluted	36,555	3,003	2,738		39,293

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

AND STATEMENT OF INCOME

(Dollars in Thousands, Except Per Share Amounts)

Note 1—Basis of Presentation

First Merchants has agreed to acquire Ameriana Bancorp for a fixed exchange ratio of 0.9037 per share of First Merchants’ common stock for each Ameriana Bancorp share of common stock. The acquisition will be accounted for under the acquisition method of accounting and, accordingly, the assets and liabilities of Ameriana have been marked to estimated fair value upon conditions as of June 30, 2015 and as if the transaction had been effective on January 1, 2014 for statement of income data. Since these are pro forma statements, we cannot assure that the amounts reflected in these financial statements would have been representative of the actual amounts earned had the companies been combined at that time.

Note 2—Pro forma Adjustments Footnotes

(1)	To record an accrual by Ameriana Bancorp for estimated transaction costs of $4,282,000 (net of tax) which includes $2,061,000 (net of tax) in change of control and employment agreement payouts, $1,300,000 (net of tax) related to eliminating the Ameriana Bancorp pension plan and $921,000 (net of tax) in professional fees related to the acquisition.

(2)	To record an accrual by First Merchants for estimated transaction costs of $2,203,000 (net of tax) which includes $423,000 (net of tax) in professional fees related to the acquisition, $444,000 (net of tax) in contract termination costs, $215,000 (net of tax) in estimated data integration expenses, and $1,121,000 (net of tax) in severance and retention expenses.

(3)	To adjust interest-earning assets and interest-bearing liabilities of Ameriana Bancorp to approximate fair value. Adjustment to loans of $11,254,000 and borrowings of $2,600,000.

(4)	To record core deposit intangible of $3,200,000.

(5)	To record goodwill generated from the acquisition.

Purchase Price:
Ameriana Bancorp shares outstanding	3,029,662
Conversion ratio	0.9037

First Merchants stock issued	2,737,906
First Merchants stock price at 6/26/2015	$25.13

Purchase Price	$68,803,578
Outstanding employee stock options	62,622
Average Ameriana Bancorp stock price less exercise price	$10.66

Cash paid for employee stock options	$667,551

Total Purchase Price	$69,471,129

(Dollars in thousands)
Total Purchase Price	$69,471
Allocated to:
Historical book value of Ameriana Bancorp’s assets and liabilities	41,439
Ameriana Bancorp’s estimated transaction costs, net of tax	(4,282)

Adjusted book value of Ameriana Bancorp	$37,157

Adjustments to record assets and liabilities at fair value:
Loans, fair value mark	$(4,096)
Loans, interest rate mark	(7,158)
Eliminate Ameriana Bancorp’s allowance for losses	3,904
Premises and equipment	(2,250)
Core deposits intangible	3,200
Other real estate owned	(1,000)
Eliminate Ameriana Bancorp’s goodwill	(656)
Eliminate Ameriana Bancorp’s intangibles	(540)
Deferred taxes	1,869
Borrowings	2,600

Total allocation	$(4,127)

Goodwill	$36,441

Proforma adjustments related to the proforma condensed income statement have been computed assuming the transaction was consummated at the beginning of the fiscal year presented and gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on First Merchants, and (iii) factually supportable. Proforma adjustments related to the proforma balance sheet are computed assuming the transaction was consummated at June 30, 2015.

(6)	To record fair value adjustment to premises and equipment of $2,250,000 and other real estate owned of $1,000,000.

(7)	To eliminate Ameriana Bancorp’s allowance for loan loss of $3,904,000.

(8)	To record deferred taxes on the purchase accounting adjustments using an estimated tax rate of 35%.

(9)	To eliminate Ameriana Bancorp’s goodwill of $656,000 and intangibles of $540,000.

(10)	To eliminate Ameriana Bancorp’s equity accounts of $41,439,000.

(11)	To record issuance of 2,737,906 shares of First Merchants stock and cash of $667,551.

(Dollars in thousands)
Common Stock (2,737,906 shares at stated value of $0.125 per share)	$342
Additional Paid in Capital (2,737,906 shares at $25.005 per share)	68,461

Total stock issued (2,737,906 shares at $25.13 per share)	$68,803

Cash paid for outstanding stock options is calculated as the First Merchants stock price on June 26, 2015 ($25.13) multiplied by the conversion rate defined in the Merger Agreement (0.9037), minus the average exercise price of the outstanding options ($12.05), multiplied by the number of outstanding stock options (62,622) on June 26, 2015.

(12)	To record the accretion effect of purchase accounting adjustments on loans (interest rate mark only) and purchase accounting amortization on borrowings in a manner that approximates the level yield method.

(13)	To record amortization of core deposit premium utilizing an accelerated method over 10 years.

(14)	To record annual amortization of purchase accounting adjustments related to premises and equipment over the estimated life of related assets.

(15)	To record tax effect of purchase accounting adjustments at an effective rate of 35%.

FIRST MERCHANTS

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30		For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Summary of Operations
Interest Income	$108,146	$102,536	$208,879	$170,834	$175,949	$181,245	$199,578
Interest Expense	12,139	10,525	21,842	16,569	23,613	37,890	56,009

Net Interest Income	96,007	92,011	187,037	154,265	152,336	143,355	143,569
Provision for loan losses	417	—	2,560	6,648	18,534	22,630	46,483

Net interest income after provision	95,590	92,011	184,477	147,617	133,802	120,725	97,086
Noninterest Income	40,865	31,613	65,667	54,809	64,302	49,120	48,544
Noninterest Expense	87,625	84,339	168,592	143,219	137,115	135,938	142,311

Net income before income tax	48,830	39,285	81,552	59,207	60,989	33,907	3,319
Income tax expense (benefit)	14,690	10,505	21,390	14,677	15,867	8,655	(3,590)

Net Income	34,140	28,780	60,162	44,530	45,122	25,252	6,909
Preferred stock dividends and discount accretion				(2,380)	(4,539)	(3,981)	(5,239)
Loss on extinguishment of trust preferred securities						(10,857)
Loss on CPP unamortized discount						(1,401)	(1,301)
Gain on exchange of preferred stock for trust preferred debt							11,353

Net Income Available to Common Shareholders	$34,140	$28,780	$60,162	$42,150	$40,583	$9,013	$11,722

Per Share Data (1)
Net income
Basic	$0.90	$0.80	$1.66	$1.42	$1.42	$0.34	$0.48
Diluted	$0.90	$0.79	$1.65	$1.41	$1.41	$0.34	$0.48
Cash Dividends (2)	$0.19	$0.13	$0.29	$0.18	$0.10	$0.04	$0.04

Balance End of Period
Total assets	$6,140,308	$5,615,120	5,824,127	$5,437,262	$4,304,821	$4,173,076	$4,170,848
Total loans	4,246,500	3,730,103	3,932,100	3,637,740	2,924,509	2,731,279	2,857,152
Total deposits	4,789,577	4,329,610	4,640,694	4,231,468	3,346,383	3,134,655	3,268,880
Fed funds purchased	40,748	100,000	15,381	125,645	18,862	—	—
Securities sold under repurchase agreements	137,240	133,137	124,539	148,672	141,828	156,305	109,871
Federal Home Loan Bank advances	247,687	220,765	145,264	122,140	94,238	138,095	82,684
Total subordinated debentures, revolving credit lines, term loans and other	126,882	126,874	126,810	126,807	112,161	194,974	226,440
Stockholders’ equity	749,955	670,596	726,827	634,923	552,236	514,467	454,408

Selected Ratios
Return on average assets	1.15%	1.05%	1.08%	0.95%	0.96%	0.22%	0.27%
Return on average equity	9.22%	8.80%	8.91%	7.80%	7.58%	1.88%	2.49%

(1)	Restated for all stock dividends and splits
(2)	Dividends per share are for First Merchants only, not restated for pooling transactions

AMERIANA BANCORP

FIVE YEAR SUMMARY OF SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30		For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Summary of Operations
Interest Income	$8,447	$8,859	$18,146	$16,980	$18,032	$18,794	$19,985
Interest Expense	1,277	1,513	2,997	3,003	3,845	4,870	6,574

Net Interest Income	7,170	7,346	15,149	13,977	14,187	13,924	13,411
Provision for loan losses	105	300	322	755	1,145	1,385	1,933

Net interest income after provision	7,065	7,046	14,827	13,222	13,042	12,539	11,478
Noninterest Income	3,072	2,747	5,617	5,801	5,181	5,628	5,650
Noninterest Expense	9,173	7,954	17,211	16,095	15,827	17,004	16,817

Net income before income tax	964	1,839	3,233	2,928	2,396	1,163	311
Income tax expense (benefit)	274	507	867	741	556	21	(242)

Net Income	$690	$1,332	$2,366	$2,187	$1,840	$1,142	$553

Per Share Data (1)
Net income
Basic	$0.23	$0.45	$0.79	$0.73	$0.62	$0.38	$0.19
Diluted	$0.23	$0.45	$0.79	$0.73	$0.62	$0.38	$0.19
Cash Dividends (2)	$0.08	$0.04	$0.08	$0.04	$0.04	$0.04	$0.04

Balance End of Period
Total assets	$480,699	$474,440	$472,818	$458,604	$445,763	$429,791	$429,657
Total loans	331,665	316,919	320,348	316,028	318,241	316,893	317,018
Total deposits	389,403	377,235	378,947	362,701	356,703	337,250	337,978
Fed funds purchased	—	—	—	—	—	—	—
Securities sold under repurchase agreements	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Federal Home Loan Bank advances	25,000	33,000	28,000	33,000	28,000	32,000	34,000
Total subordinated debentures, revolving credit lines and term loans	10,310	10,310	10,310	10,310	10,310	10,310	10,310
Stockholders’ equity	$41,439	$39,576	$41,052	$37,713	$36,546	$34,505	$33,251

Selected Ratios
Return on average assets	0.29%	0.56%	0.50%	0.49%	0.41%	0.26%	0.13%
Return on average equity	3.35%	6.73%	6.04%	5.91%	5.18%	3.38%	1.66%

(1)	Restated for all stock dividends and splits
(2)	Dividends per share are for Ameriana Bancorp only, not restated for pooling transactions

FIRST MERCHANTS

UNAUDITED PRO FORMA SUMMARY OF SELECTED CONSOLIDATED FINANCIAL

DATA

(Dollars in Thousands, Except Per Share Amounts)

	For the Six Months Ended June 30, 2015 (unaudited)	For the Year Ended December 31, 2014
Summary of Operations
Interest income	$117,244	$228,326
Interest expense	13,481	24,969

Net interest income	103,763	203,357
Provision for loan losses	522	2,882

Net interest income after provision	103,241	200,475
Noninterest income	43,937	71,284
Noninterest expense	97,033	186,272

Net income before income tax	50,145	85,487
Income tax expense	15,087	22,503

Net Income Available to Common Shareholders	$35,058	$62,984

Per Share Data (1)
Net income
Basic	$0.87	$1.61
Diluted	$0.86	$1.60
Cash Dividends	$0.19	$0.29
Tangible Capital Ratio	8.81%	8.92%

Balance End of Period
Total assets	$6,650,053
Earning assets	5,911,628
Investment securities	1,277,477
Loans, net	4,566,911
Total deposits	5,178,980
Borrowings	592,767
Shareholders’ equity	816,555
Allowance for loan losses	62,500

(1)	See Note 1 in “Notes to Unaudited Pro Forma Summary of Selected Consolidated Financial Data” on page 26.

NOTES TO UNAUDITED PRO FORMA SUMMARY OF SELECTED

CONSOLIDATED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Amounts)

(1)	This table assumes the issuance of 2,737,906 shares of First Merchants common stock, which represents an assumed 3,029,662 shares of Ameriana Bancorp common stock outstanding (the number outstanding on June 26, 2015) multiplied by the conversion ratio of 0.9037.

(2)

To record goodwill generated from the acquisition.
Purchase Price:
Ameriana Bancorp shares outstanding	3,029,662
Conversion ratio	0.9037

First Merchants stock issued	2,737,906
First Merchants stock price at 6/26/2015	$25.13

Purchase Price	$68,803,578
Outstanding employee stock options	62,622
Average Ameriana Bancorp stock price less exercise price	$10.66

Cash paid for employee stock options	$667,551

Total Purchase Price	$69,471,129

(Dollars in thousands)
Total Purchase Price	$69,471
Allocated to:
Historical book value of Ameriana Bancorp’s assets and liabilities	41,439
Ameriana Bancorp’s estimated transaction costs, net of tax	(4,282)

Adjusted book value of Ameriana Bancorp	$37,157
Adjustments to record assets and liabilities at fair value:
Loans, fair value mark	$(4,096)
Loans, interest rate mark	(7,158)
Eliminate Ameriana Bancorp’s allowance for loan losses	3,904
Premises and equipment	(2,250)
Core deposits intangible	3,200
Other real estate owned	(1,000)
Eliminate Ameriana Bancorp’s goodwill	(656)
Eliminate Ameriana Bancorp’s intangibles	(540)
Deferred taxes	1,869
Borrowings	2,600

Total allocation	$(4,127)

Goodwill	$36,441

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement and prospectus, including the matters addressed under the section “FORWARD-LOOKING STATEMENTS,” you should carefully consider the following risk factors in deciding how to vote for the Merger Proposal presented in this proxy statement and prospectus. You should also consider the other information in this proxy statement and prospectus and the other documents incorporated by reference into this proxy statement and prospectus. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123.

Risk Factors Relating to the Merged Company and Its Industry

Combining the two (2) companies may be more difficult, costly or time consuming than expected and the anticipated benefits and costs savings of the Merger may not be realized.

Even though First Merchants has acquired other financial services businesses in the past, the success of the Merger with Ameriana Bancorp will depend on a number of factors, including, but not limited to, the merged company’s ability to:

•	integrate Ameriana Bancorp’s operations with the operations of First Merchants;

•	maintain existing relationships with First Merchants’ depositors and Ameriana Bancorp’s depositors to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers of First Merchants and Ameriana Bancorp;

•	achieve projected net income of First Merchants Bank and expected cost savings and revenue enhancements from the merged company;

•	control the incremental non-interest expense to maintain overall operating efficiencies;

•	retain and attract key and qualified management, lending and other banking personnel; and

•	compete effectively in the communities served by First Merchants and Ameriana Bancorp, and in nearby communities.

First Merchants’ failure to successfully integrate Ameriana Bancorp into its business may adversely affect its financial condition and results of operations.

The value of the consideration to be received by Ameriana Bancorp shareholders in the Merger will fluctuate.

If the Merger is completed, Ameriana Bancorp shareholders will receive a number of shares of First Merchants common stock based on a fixed Exchange Ratio of 0.9037 shares of First Merchants common stock for each share of Ameriana Bancorp common stock. Because the market value of First Merchants common stock may (and likely will) fluctuate, the value of the stock consideration you receive for your shares may also fluctuate. The market value of First Merchants common stock could fluctuate for any number of reasons, including those specific to First Merchants and those that influence trading prices of equity securities generally. As a result, you will not know the exact value of the shares of First Merchants common stock you will receive at the time you must vote your shares. The value of First Merchants common stock on the closing date of the Merger may be greater or less than the market price of First Merchants common stock on the record date, on the date of this proxy statement and prospectus or on the date of the special meeting. Moreover, the fairness opinion of River Branch is dated June 26, 2015. Changes in the operations and prospects of First Merchants and Ameriana Bancorp, general market and economic conditions and other factors which are both within and outside of the control of First Merchants and Ameriana Bancorp, on which the fairness opinion is based, may alter the relative value of the companies. Therefore, the fairness opinion does not address the fairness of the Exchange Ratio at the time the Merger will be completed.

We encourage you to obtain a current market quotation for First Merchants common stock because the value of any First Merchants shares you receive may be more or less than the value of such shares as of the date of this document.

The merged company’s allowance for loan losses may not be adequate to cover actual loan losses.

The merged company’s loan customers may not repay their loans according to their terms, and the customers’ collateral securing the payment of their loans may be insufficient to assure repayment. As of June 30, 2015, approximately 65% of the merged company’s loans are comprised of commercial real estate and commercial lines of credit and term and development loans, which can result in higher loan loss experience than residential loans in economic downturns. The underwriting, review and monitoring that will be performed by the merged company’s officers and directors cannot eliminate all of the risks related to these loans.

Each of First Merchants and Ameriana Bancorp make various assumptions and judgments about the collectability of their respective loan portfolios and provide an allowance for loan losses based on a number of factors. If the assumptions are wrong or the facts and circumstances subsequently and materially change, the allowance for loan losses and Merger-related credit marks may not be sufficient to cover the merged company’s loan losses. The merged company may have to increase its allowance for loan losses in the future, which could decrease its net income.

Deterioration in loan quality will adversely affect the merged company’s results of operations and financial condition.

Each of First Merchants and Ameriana Bancorp seek to mitigate the risks inherent in their respective loan portfolios by adhering to sound underwriting practices. Their lending strategies also include emphasizing diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality. There is continuous review of their loan portfolios, including internally administered loan “watch” lists and independent loan reviews. These evaluations take into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. Although First Merchants and Ameriana Bancorp believe their underwriting and loan review procedures are appropriate for the various kinds of loans they make, the merged company’s results of operation and financial condition will be adversely affected in the event the quality of their respective loan portfolios deteriorates. As of June 30, 2015, First Merchants had $38.6 million and Ameriana Bancorp had $4.5 million in non-performing loans. As of December 31, 2014, First Merchants had $50.8 million and Ameriana Bancorp had $4.4 million in non-performing loans.

Changes in interest rates may reduce the merged company’s net interest income.

Like other financial institutions, the merged company’s net interest income is its primary revenue source. Net interest income is the difference between interest earned on loans and investments and interest expense incurred on deposits and other borrowings. The merged company’s net interest income will be affected by changes in market rates of interest, the interest rate sensitivity of its assets and liabilities, prepayments on its loans and investments and limits on increases in the rates of interest charged on its residential real estate loans.

The merged company will not be able to predict or control changes in market rates of interest. Market rates of interest are affected by regional and local economic conditions, as well as monetary policies of the Federal Reserve Board. The following factors also may affect market interest rates:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply;

•	international disorders;

•	instability in domestic and foreign financial markets; and

•	other factors beyond the merged company’s control.

Each of First Merchants and Ameriana Bancorp has policies and procedures designed to manage the risks from changes in market interest rates; however, despite risk management, changes in interest rates could adversely affect the merged company’s results of operations and financial condition.

Changes in economic conditions and the geographic concentration of the merged company’s markets could adversely affect the merged company’s financial condition.

The merged company’s success will depend to a great extent upon the general economic conditions of the Central and Eastern Indiana areas. Unlike larger banks that are more geographically diversified, the merged company will provide banking and financial services to customers primarily located in these areas. Favorable economic conditions may not exist in the merged company’s markets.

A continued economic slowdown could have the following consequences:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for the products and services of Ameriana Bancorp and First Merchants may decline; and

•	collateral for loans made by Ameriana Bancorp and First Merchants may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans.

Anti-takeover defenses may delay or prevent future mergers.

Provisions contained in First Merchants’ Articles of Incorporation and Bylaws and certain provisions of Indiana law could make it more difficult for a third party to acquire First Merchants, even if doing so might be beneficial to First Merchants shareholders. See “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions” on page 119. These provisions could limit the price that some investors might be willing to pay in the future for shares of First Merchants common stock and may have the effect of delaying or preventing a change in control.

If the Merger is not completed, the parties will have incurred substantial expenses without realizing the expected benefits.

First Merchants and Ameriana Bancorp have incurred substantial expenses in connection with the transactions described in this proxy statement and prospectus. The completion of the Merger depends on the satisfaction of several conditions. We cannot guarantee that these conditions will be met. Ameriana Bancorp expects to incur approximately $1,650,000 in Merger-related expenses and First Merchants expects to incur approximately $650,000 in Merger-related expenses, which include legal, accounting and financial advisory expenses and which excludes any termination fees, if applicable. These expenses could have a material adverse impact on the financial condition of First Merchants and Ameriana Bancorp because they would not have realized the expected benefits of the Merger. There can be no assurance that the Merger will be completed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on Ameriana Bancorp.

The Merger Agreement with First Merchants is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: Ameriana Bancorp shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. There can be no assurance that the Merger will be completed.

In addition, certain circumstances exist where Ameriana Bancorp may choose to terminate the Merger Agreement, including the acceptance of a superior acquisition proposal. See “THE MERGER—Exchange of Ameriana Bancorp Common Stock” for a more complete discussion of the consideration to be paid in the Merger and “THE MERGER AGREEEMENT—Termination; Waiver; Amendment” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Ameriana Bancorp, including:

•	Ameriana Bancorp’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	Ameriana Bancorp will have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger.

If the Merger Agreement is terminated by Ameriana Bancorp due to its acceptance of a superior acquisition proposal or by First Merchants due to the failure of Ameriana Bancorp’s Board of Directors to recommend approval of the Merger Agreement to its shareholders by reason of a superior acquisition proposal or for certain related reasons, then Ameriana Bancorp has agreed pay to First Merchants a $1,500,000 termination fee. The payment of the termination fee could have a material adverse effect on Ameriana Bancorp’s financial condition, and there can be no assurance that Ameriana Bancorp would be able to complete a transaction with a party willing to pay an equivalent or more attractive price than the price First Merchants has agreed to pay in the Merger.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Ameriana Bancorp.

Until the completion of the Merger, with some exceptions, Ameriana Bancorp is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Merchants. In addition, Ameriana Bancorp has agreed to pay a termination fee of $1,500,000 to First Merchants if the Ameriana Bancorp Board of Directors does not recommend approval of the Merger Agreement to the Ameriana Bancorp shareholders by reason of a superior acquisition proposal. These provisions could discourage other companies from trying to acquire Ameriana Bancorp even though such other companies might be willing to offer greater value to Ameriana Bancorp’s shareholders than First Merchants has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Ameriana Bancorp’s financial condition.

The market price of First Merchants common stock after the Merger may be affected by factors different from those affecting the shares of Ameriana Bancorp or First Merchants currently.

Upon completion of the Merger, holders of Ameriana Bancorp common stock will become holders of First Merchants common stock. First Merchants’ business differs in important respects from that of Ameriana Bancorp, and, accordingly, the results of operations of the combined company and the market price of First Merchants common stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of First Merchants and Ameriana Bancorp. First Merchants is, and will continue to be, subject to the risks described in First Merchants’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement and prospectus. See the documents incorporated by reference in this proxy statement and prospectus and referred to under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123.

Ameriana Bancorp shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Ameriana Bancorp’s shareholders currently have the right to vote in the election of the Ameriana Bancorp Board of Directors and on other matters affecting Ameriana Bancorp. When the Merger occurs, each Ameriana Bancorp shareholder will become a shareholder of First Merchants with a percentage ownership of the combined organization that is smaller than the shareholder’s percentage ownership of Ameriana Bancorp. Because of this, Ameriana Bancorp’s shareholders will have less influence over the management and policies of First Merchants than they now have over the management and policies of Ameriana Bancorp.

Risk Factors Relating to the Merger

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

The transactions contemplated in the Merger Agreement cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Federal Reserve Board and the OCC. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “THE MERGER—Regulatory Approvals.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the Merger or the Bank Merger or require changes to the terms of the Merger or the Bank Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Merger or the Bank Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger and the Bank Merger, any of which might have an adverse effect on the combined company following the Merger. Regulatory approvals could also be impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.

Certain of Ameriana Bancorp’s directors and executive officers have interests in the Merger that may differ from the interests of Ameriana Bancorp’s shareholders.

Ameriana Bancorp shareholders should be aware that some of Ameriana Bancorp’s executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of Ameriana Bancorp shareholders generally. Ameriana Bancorp’s Board of Directors was aware of and considered these interests, among other matters, when making its decision to approve and adopt the Merger Agreement, and in recommending that Ameriana Bancorp shareholders vote in favor of approving the Merger Agreement.

For a more complete description of these interests, see “THE MERGER—Interests of Certain Persons in the Merger” on page 60.

Ameriana Bancorp and First Merchants will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Ameriana Bancorp or First Merchants. These uncertainties may impair Ameriana Bancorp’s or First Merchants’ ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with Ameriana Bancorp or First Merchants to seek to change existing business relationships with Ameriana Bancorp or First Merchants. Retention of certain employees by Ameriana Bancorp or First Merchants may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with Ameriana Bancorp or First Merchants. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Ameriana Bancorp or First Merchants,

Ameriana Bancorp’s and/or First Merchants’ business could be harmed. In addition, subject to certain exceptions, each of Ameriana Bancorp and First Merchants has agreed to operate its business in the ordinary course prior to closing. See THE MERGER AGREEMENT—Restrictions Affecting the Parties Prior to Completion of the Merger” on page 66 for a description of the restrictive covenants applicable to Ameriana Bancorp and First Merchants while the Merger is pending.

The shares of First Merchants common stock to be received by Ameriana Bancorp shareholders as a result of the Merger will have different rights from the shares of Ameriana Bancorp common stock.

Upon completion of the Merger, Ameriana Bancorp shareholders will become First Merchants shareholders and their rights as shareholders will be governed by the First Merchants Articles of Incorporation and Bylaws. The rights associated with Ameriana Bancorp common stock may be different from the rights associated with First Merchants common stock. Please see “COMPARISON OF COMMON STOCK” beginning on page 114 for a discussion of the different rights associated with First Merchants common stock.

The Merger may fail to qualify as a tax-free reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your shares of Ameriana Bancorp common stock.

Ameriana Bancorp intends the Merger to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Although the IRS will not provide a ruling on the matter, First Merchants and Ameriana Bancorp will, as a condition to closing, each obtain an opinion from their respective legal counsel that the Merger will constitute a “reorganization” for federal tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of Ameriana Bancorp common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger Consideration received in exchange for that share upon completion of the Merger. Furthermore, if the Merger fails to qualify as a reorganization, there may be additional tax consequences Ameriana Bancorp and its shareholders associated with the deemed sale by Ameriana Bancorp of its assets to First Merchants, which could result in corporate level gains and associated taxes.

Pending litigation against First Merchants and Ameriana Bancorp could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.

In connection with the Merger, an Ameriana Bancorp shareholder has filed a putative shareholder class action lawsuit against Ameriana Bancorp, the members of the Ameriana Bancorp board of directors and First Merchants. Among other remedies, the plaintiff seeks to enjoin the merger. The outcome of any such litigation is uncertain. If the case is not resolved, the lawsuit could prevent or delay completion of the Merger and result in substantial costs to Ameriana Bancorp and First Merchants, including any costs associated with the indemnification of directors and officers. Additional lawsuits may be filed against Ameriana Bancorp, First Merchants and/or the directors and officers of either company in connection with the Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect Ameriana Bancorp’s and First Merchants’ business, financial condition, results of operations and cash flows. See “THE MERGER—Litigation Relating to the Merger.”

THE AMERIANA BANCORP SPECIAL MEETING

Special Meeting of Shareholders of

Ameriana Bancorp

General Information

We are furnishing this document to the shareholders of Ameriana Bancorp in connection with the solicitation by the Board of Directors of Ameriana Bancorp of proxies for use at the Ameriana Bancorp special meeting of shareholders to be held on December 7, 2015, at 1:00 p.m., local time, at Ameriana Bank Greenfield Banking Center, 1810 North State Street, Greenfield, Indiana 46140. This document is first being mailed to Ameriana Bancorp shareholders on [●], 2015, and includes the notice of Ameriana Bancorp special meeting, and is accompanied by a form of proxy.

Matters To Be Considered

The purposes of the special meeting are as follows:

1.	Merger Proposal. To consider and vote upon a proposal to approve the Merger Agreement, pursuant to which Ameriana Bancorp will merge with and into First Merchants and, immediately thereafter, Ameriana Bank will merge with and into First Merchants Bank.

2.	Adjournment Proposal. To approve one (1) or more adjournments of the Ameriana Bancorp special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal.

3.	Merger-Related Compensation Proposal. To vote on a proposal, on an advisory (non-binding) basis, of compensation that may become payable to certain executive officers of Ameriana Bancorp in connection with the Merger (the “Merger-Related Compensation Proposal”).

4.	Other Matters. To vote upon such other matters which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. The Board of Directors is not aware of any such other matters.

Pursuant to the Merger Agreement, Ameriana Bancorp will merge into First Merchants. The Merger Agreement is attached to this document as Annex A and is incorporated in this document by reference. For a description of the Merger Agreement, see “THE MERGER AGREEMENT,” beginning on page 63.

Vote Required

Approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Ameriana Bancorp common stock. Approval of the Adjournment Proposal only requires the affirmative vote of at least a majority of the shares of Ameriana Bancorp common stock voting at the meeting, in person or by proxy, so long as a quorum is present. Ameriana Bancorp has fixed October 7, 2015, as the record date for determining those Ameriana Bancorp shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, if you were an Ameriana Bancorp shareholder of record at the close of business on October 7, 2015, you will be entitled to notice of and to vote at the special meeting. Each share of Ameriana Bancorp common stock you own on the record date entitles you to one (1) vote on each matter presented at the special meeting. At the close of business on the record date of October 7, 2015, there were [●] shares of Ameriana Bancorp common stock outstanding held by approximately [●] shareholders of record.

Voting Agreement

As of the record date, Ameriana Bancorp’s Board of Directors and certain executive officers had voting power with respect to an aggregate of [●] shares of Ameriana Bancorp common stock outstanding, representing [●]% of the outstanding shares on that date. Such executive officers and each member of the Board of Directors of Ameriana Bancorp entered into a voting agreement with First Merchants to cause all shares of Ameriana Bancorp common stock owned by them of record or beneficially to be voted in favor of the Merger Proposal. See “THE MERGER AGREEMENT—Voting Agreement” on page 69.

Proxies

If you are an Ameriana Bancorp shareholder, you should have received a proxy card for use at the Ameriana Bancorp special meeting with this proxy statement and prospectus. The accompanying proxy card is for your use in voting at the special meeting if you are unable or do not wish to attend the special meeting in person. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the Ameriana Bancorp shareholder giving the proxies. Proxy cards that are properly signed and returned but do not have voting instructions will be voted “FOR” approval of the Merger Proposal, “FOR” approval of the proposal to adjourn the special meeting to allow extra time to solicit proxies, if necessary or appropriate, “FOR”approval of the Merger-Related Compensation Proposal, and “FOR” such other business which may properly be presented at the special meeting or any adjournment or postponement of the special meeting.

If you deliver a properly signed proxy card, you may revoke your proxy at any time before it is exercised by:

•	delivering to the Corporate Secretary of Ameriana Bancorp at or prior to the special meeting a written notice of revocation addressed to Ameriana Bancorp, 2118 Bundy Avenue, New Castle, Indiana 47362, Attention: Nicole Weaver, Corporate Secretary; or

•	delivering to Ameriana Bancorp at or prior to the special meeting a properly completed proxy card having a later date; or

•	voting in person by ballot at the special shareholders meeting.

Because approval of the Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Ameriana Bancorp common stock, abstentions will have the same effect as voting “AGAINST” approval of the Merger Proposal. Accordingly, your Board of Directors urges all Ameriana Bancorp shareholders to vote by proxy by completing, dating and signing the accompanying proxy and returning it promptly in the enclosed postage-paid envelope. Abstentions and broker non-votes will have no effect on the Adjournment Proposal or the Merger-Related Compensation Proposal since they only require a majority of the shares of Ameriana Bancorp common stock voting at the meeting. You should not send stock certificates with your proxy card.

Solicitation of Proxies

Ameriana Bancorp will bear the entire cost of soliciting proxies from and mailing proxies to its shareholders in connection with the Ameriana Bancorp special meeting. In addition to solicitation of proxies by mail, proxies may be solicited personally or by telephone by directors, officers and certain employees of Ameriana Bancorp, who will not be specially compensated for such soliciting.

In soliciting proxies, no one has any authority to make any representations and warranties about the Merger or the Merger Proposal in addition to or contrary to the provisions stated in this document. No statement regarding the Merger, the Merger Agreement or the Merger Proposal should be relied upon except as expressly stated in this document.

Recommendation of the Ameriana Bancorp Board of Directors

Ameriana Bancorp’s Board of Directors has unanimously approved the Merger Agreement. Ameriana Bancorp’s Board of Directors believes that the Merger is fair to and in the best interests of Ameriana Bancorp and its shareholders. The Board unanimously recommends that the Ameriana Bancorp shareholders vote “FOR” approval of the Merger Proposal, “FOR” approval of the proposal to adjourn the special meeting to allow extra time to solicit proxies, if necessary or appropriate, “FOR” approval of the Merger-Related Compensation Proposal, and “FOR” such other business which may properly be presented at the special meeting or any adjournment or postponement of the special meeting. See “THE MERGER— Ameriana Bancorp’s Reasons for the Merger” on page 45.

Other Matters

The special meeting of Ameriana Bancorp shareholders has been called for the purposes set forth in the Notice to Ameriana Bancorp shareholders included in this document. Your Board of Directors is unaware of any matter for action by shareholders at the special meeting other than as stated in the Notice or in this proxy statement and prospectus. However, the enclosed proxy will give discretionary authority to the persons named in the proxy with respect to matters which are not known to your Board of Directors as of the date hereof and which may properly come before the special meeting. It is the intention of the persons named in the proxy to vote with respect to such matters in accordance with the recommendations of the Board of Directors of Ameriana Bancorp or, if no recommendations are given, in their best judgment. The approval of the transaction of any other business that may properly come before the special meeting generally requires more votes to be cast in favor of the proposal than are cast against it.

Beneficial Ownership of Ameriana Bancorp Common Stock by Certain Shareholders

The following table shows, as of August 7, 2015, the beneficial ownership of Ameriana Bancorp common stock of each person who beneficially owns more than five percent (5%) of Ameriana Bancorp’s outstanding common stock, each Ameriana Bancorp director, each of the executive officers of Ameriana Bancorp and/or Ameriana Bank and all of the directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the following table.

Beneficial Owner	Number of Shares Owned (excluding options)		Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock (1)
Directors
Michael E. Bosway	4,281		—	*
Jennifer P. Bott	200		100	*
Jerome J. Gassen	39,979		6,500	1.3%
R. Scott Hayes	30,632		1,800	1.0%
Charles R. Haywood	—		300	*
Richard E. Hennessey	14,732		5,300	*
Michael E. Kent	34,532		—	1.1%
William F. McConnell, Jr.	1,000		300	*
Ronald R. Pritzke	28,854		5,300	*
Michael W. Wells	—		300	*
Named Executive Officers Who Are Not Also Directors
John J. Letter	10,655		3,100	*
Deborah C. Robinson	2,756		4,100	*
All Directors and Executive Officers as a Group (14 persons)	170,907		29,200	5.6%

Financial Edge Fund, L.P. Financial Edge-Strategic Fund, L.P. PL Capital/Focused Fund, L.P. PL Capital, LLC PL Capital Advisors, LLC Goodbody/PL Capital, L.P. Goodbody/PL Capital, LLC John W. Palmer Richard J. Lashley 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540	287,762	(2)	—	9.5%

Jeffrey L. Gendell Tontine Financial Partners, L.P. Tontine Management, L.L.C. 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	227,824	(3)	—	7.5%

(footnotes appear on following page)

*	Less than 1% of shares outstanding.
(1)	Based upon 3,043,262 shares of Company common stock outstanding, plus, for each individual or group, the number of shares of Company common stock that each individual or group may acquire through the exercise of options within 60 days of October 1, 2015.
(2)	Based on information contained in a Schedule 13D/A filed with the SEC on March 27, 2013, which indicates beneficial ownership of: 151,610,29,438 and 33,261 shares by Financial Edge Fund, L.P., PL Capital/Focused Fund, L.P. and Financial Edge-Strategic Fund, L.P., respectively, whose general partner is PL Capital, LLC of which Messrs. Palmer and Lashley are the managing members and share voting and dispositive power with Financial Edge Fund and Financial Edge-Strategic Fund over such shares; and 53,453 shares held by Goodbody/PL Capital, L.P. whose general partner is Goodbody/PL Capital, LLC of which Messrs. Palmer and Lashley are the managing members and share voting and dispositive power with Goodbody/PL Capital, LLC over such shares. Mr. Palmer and Mr. Lashley are also the managing members of PL Capital Advisors, LLC, which holds shared voting and dispositive power over 287,762 shares, the investment advisor to Financial Edge Fund, L.P., PL Capital/Focused Fund, L.P., Financial Edge-Strategic Fund, L.P. and Goodbody/PL Capital, L.P.
(3)	Based on information contained in a Schedule 13G/A filed with the SEC on February 13, 2015.

MERGER PROPOSAL

Ameriana Bancorp is asking its shareholders to approve the Merger Proposal. Holders of Ameriana Bancorp common stock should read this proxy statement and prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement and prospectus as Annex A.

After careful consideration, the Board of Directors of Ameriana Bancorp unanimously approved and adopted the Merger Agreement and determined it to be advisable and in the best interest of Ameriana Bancorp and its shareholders. See “THE MERGER—Ameriana Bancorp’s Reasons for the Merger; Recommendation of Ameriana Bancorp’s Board of Directors” included elsewhere in this proxy statement and prospectus for a more detailed discussion of the Ameriana Bancorp Board of Directors’ recommendation.

For the reasons discussed in this proxy statement and prospectus, the Board of Directors of Ameriana Bancorp unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Ameriana Bancorp and its shareholders, and unanimously adopted and approved the Merger Agreement. The Board of Directors of Ameriana Bancorp unanimously recommends that Ameriana Bancorp shareholders vote “FOR” approval of the Merger Proposal.

ADJOURNMENT PROPOSAL

The Ameriana Bancorp special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Ameriana Bancorp special meeting to approve the Merger Proposal.

If, at the Ameriana Bancorp special meeting, the number of shares of Ameriana Bancorp common stock present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, Ameriana Bancorp intends to move to adjourn the Ameriana Bancorp special meeting in order to enable the Board of Directors of Ameriana Bancorp to solicit additional proxies for approval of the Merger Proposal. In that event, Ameriana Bancorp will ask its shareholders to vote upon the Adjournment Proposal, but not the Merger Proposal.

In this Adjournment Proposal, Ameriana Bancorp is asking its shareholders to authorize the holder of any proxy solicited by the Board of Directors of Ameriana Bancorp, on a discretionary basis, to vote in favor of adjourning the Ameriana Bancorp special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Ameriana Bancorp shareholders who have previously voted.

The Board of Directors of Ameriana Bancorp unanimously recommends a vote “FOR” the Adjournment Proposal.

MERGER-RELATED COMPENSATION PROPOSAL

In accordance with Section 14A of the Exchange Act, Ameriana Bancorp is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on certain compensation that may become payable to its named executive officers that is based on or otherwise relates to the Merger, the value of which is set forth in the table included in the section of this proxy statement and prospectus entitled “THE MERGER—Merger-Related Compensation for Ameriana Bancorp’s Named Executive Officers.” As required by Section 14A of the Exchange Act, and the applicable SEC rules issued thereunder, Ameriana Bancorp is asking its shareholders to vote on the approval of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Ameriana Bancorp’s named executive officers that is based on or otherwise relates to the Merger, as disclosed in the table and associated narrative discussion in the section of the proxy statement and prospectus entitled “THE MERGER—Merger-Related Compensation for Ameriana Bancorp’s Named Executive Officers,” is hereby APPROVED.”

The affirmative vote of the holders of a majority of the votes cast on the Ameriana Bancorp compensation proposal is required to approve the Ameriana Bancorp compensation proposal. The vote on named executive officer Merger-related compensation is a vote separate and apart from the vote on the Merger Proposal. Accordingly, an Ameriana Bancorp shareholder may vote to approve the Merger Proposal and vote not to approve the Merger-Related Compensation Proposal and vice versa.

Because the vote on named executive officer Merger-related compensation is advisory in nature only, it will not be binding on either Ameriana Bancorp or First Merchants. Accordingly, because Ameriana Bancorp is contractually obligated to pay the compensation described in the section of this proxy statement and prospectus entitled “THE MERGER—Merger-Related Compensation for Ameriana Bancorp’s Named Executive Officers”, such compensation will be payable, subject only to the conditions applicable thereto, if the Merger is approved and the Merger is completed, regardless of the outcome of the advisory vote.

The Board of Directors of Ameriana Bancorp unanimously recommends a vote “FOR” the Merger-Related Compensation Proposal.

THE MERGER

At the special meeting, the shareholders of Ameriana Bancorp will consider and vote upon approval of the Merger Agreement. The following summary highlights certain information about the Merger. To understand the Merger, you should read carefully this entire proxy statement and prospectus, including the Merger Agreement, which is attached to this document as Annex A.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement unanimously approved by each of Ameriana Bancorp’s and First Merchants’ Boards of Directors, Ameriana Bancorp will merge with and into First Merchants and the separate corporate existence of Ameriana Bancorp will cease. Immediately following the Merger, Ameriana Bank will merge with and into First Merchants Bank and Ameriana Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the Merger, will be the Articles of Incorporation and Bylaws of First Merchants after the Merger.

Exchange of Ameriana Bancorp Common Stock

The Merger Agreement provides that Ameriana Bancorp shareholders will have the right, with respect to each of their shares of Ameriana Bancorp common stock, to receive, without interest, 0.9037 shares (the “Exchange Ratio”) of First Merchants common stock. The number of shares of First Merchants Common Stock issuable to each Ameriana Bancorp shareholder shall be rounded to the nearest thousandth of a share.

If First Merchants changes the number of outstanding shares of First Merchants common stock before the Merger through any stock split, stock dividend, recapitalization or similar transaction, then the Exchange Ratio will be proportionately adjusted so that Ameriana Bancorp shareholders will receive such number of shares of First Merchants common stock as represents the same percentage of outstanding shares of First Merchants common stock at the effective date of the Merger as would have been represented by the number of shares of First Merchants common stock such shareholder would have received if the recapitalization had not occurred.

Immediately prior to the Merger, each outstanding stock option to purchase Ameriana Bancorp common stock will be converted into the right to receive cash in an amount equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less the applicable exercise price.

If you are an Ameriana Bancorp shareholder and you receive First Merchants common stock as Merger Consideration for your shares of Ameriana Bancorp common stock, the implied value of the consideration that you will receive in the Merger will depend on the market price of First Merchants common stock when you receive your shares of First Merchants common stock. The per share value of the stock consideration, based upon First Merchants’ closing stock price on September 30, 2015, the most recent practicable trading day before this proxy statement and prospectus was finalized, was $23.70 per share. No assurance can be given (and it is not likely) that the current market price of First Merchants common stock will be equivalent to the market price of First Merchants common stock on the date that shares of First Merchants common stock are received by an Ameriana Bancorp shareholder or at any other time.

On or prior to the effective date of the Merger, First Merchants will deposit with American Stock Transfer, as exchange agent, shares in book entry form of First Merchants common stock, each to be given to the holders of Ameriana Bancorp common stock in exchange for old certificates (or shares in book entry form) representing shares of Ameriana Bancorp common stock. Within three (3) business days following the effective date of the Merger, First Merchants will mail a letter of transmittal to each person who was, immediately prior to the effective time of the Merger, a holder of record of Ameriana Bancorp common stock. The letter of transmittal will contain instructions for use in effecting the surrender of Ameriana Bancorp stock certificates (or shares in book entry form) in exchange for the consideration to which such person may be entitled pursuant to the Merger Agreement. Within five (5) business days following the later of the effective date of the Merger or the surrender to American Stock Transfer of the old certificate(s) representing shares of Ameriana Bancorp common stock for cancellation, together with such letter of transmittal duly executed and completed, the holder of such old certificate(s) (or shares in book entry form) will be provided evidence of shares in book entry form representing shares of First Merchants common stock, and the old certificate will be canceled.

Until you surrender your Ameriana Bancorp stock certificates (or shares in book entry form) for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the Merger with respect to First Merchants common stock into which any of your shares may have been converted. When you surrender your Ameriana Bancorp stock certificates (or shares in book entry form), First Merchants will pay any unpaid dividends or other distributions, without interest. After the completion of the Merger, there will be no transfers on the stock transfer books of Ameriana Bancorp of any shares of Ameriana Bancorp common stock.

If a certificate for Ameriana Bancorp common stock has been lost, stolen or destroyed, First Merchants will issue the consideration properly payable under the Merger Agreement to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Ameriana Bancorp’s shareholder with all procedures historically required by Ameriana Bancorp in connection with lost, stolen or destroyed certificates.

Effect of the Merger on First Merchants Shareholders

The approval of the First Merchants shareholders of the Merger Agreement is not required in order to complete the Merger. First Merchants shareholders will also not be entitled to exchange their shares of First Merchant common stock for any consideration as a result of the Merger. After the Merger, First Merchants shareholders will continue to own the same number of First Merchants shares they owned before the Merger.

Background of the Merger

The management and Board of Directors of Ameriana Bancorp have regularly reviewed Ameriana Bancorp’s strategic and financial prospects, and have, from time to time, considered various opportunities for increasing the long-term value for its shareholders. In connection with such consideration, in November 2013, the management and the Board of Directors of Ameriana Bancorp requested that River Branch Capital LLC (“River Branch”) make a presentation covering various topics, including the market for bank stocks, the operating environment and the market for mergers and acquisitions, in each case with a specific focus on the Indiana marketplace.

River Branch made an additional presentation to Ameriana Bancorp’s Board of Directors in June 2014. River Branch updated Ameriana Bancorp’s Board of Directors on recent stock market and bank performance, with a focus on peer banks in Indiana. River Branch updated Ameriana Bancorp’s Board of Directors on the merger market, including a discussion of a recently announced bank transaction in Indiana. The presentation outlined potential targets for Ameriana Bancorp to consider acquiring and likely acquirers for Ameriana Bancorp.

On August 8, 2014, Jerome J. Gassen, President and Chief Executive Officer of Ameriana Bancorp, met with the chief executive officer of Company A, a larger bank holding company headquartered outside of Indianapolis. The purpose of this meeting was to discuss each company’s operations, strategy and the merger and acquisition environment.

During August 2014, the management and the Board of Directors of Ameriana Bancorp received a written presentation from one (1) of its larger institutional shareholders that summarized the state of the banking industry, Ameriana Bancorp’s operating results and stock price performance, the merger and acquisition landscape for banks and potential strategic alternatives for Ameriana Bancorp to consider.

On August 24, 2014, Ameriana Bancorp entered into a written engagement letter with River Branch to act as its financial adviser to explore the potential sale of the company.

On August 25, 2014, Ameriana Bancorp’s Board of Directors met to discuss the information that had been presented by River Branch and the written materials submitted by its shareholder. Ameriana Bancorp’s Board of Directors considered: (1) the advantages and disadvantages of continuing to implement its current business strategy and remaining independent; (2) the opportunities for Ameriana Bancorp to expand its operations through acquisitions (noting two (2) recent merger announcements for smaller Indiana institutions, acknowledging the growing scarcity of attractive acquisition candidates); and (3) seeking indications of interest from potential acquirers. Ameriana Bancorp’s Board of Directors determined to engage River Branch to assist in the process for identifying potential acquirers and obtaining non-binding indications of interest.

On September 8, 2014, Ameriana Bancorp entered into a confidentiality agreement with Company A and on September 16, 2014, Company A was provided access to a virtual data room and Company A began to conduct its due diligence.

On October 20, 2014, Company A verbally indicated a willingness to acquire Ameriana Bancorp in exchange for a mixed consideration of cash and stock with a range of value of $20.00 – $21.00 per share.

On October 27, 2014, Ameriana Bancorp’s Board of Directors met with River Branch to receive an update on the bank stock market and the merger and acquisition market. The presentation included an in depth analysis of the two (2) recent merger announcements for smaller Indiana institutions. River Branch provided a list of thirteen (13) potential acquisition partners for Ameriana Bancorp, but noted that four (4) of them (including Company A and First Merchants) were most likely to complete a transaction with Ameriana Bancorp. Each of the four (4) institutions was discussed in detail, including an overview of their business, branch franchise, loan composition, management, financial and stock performance and shareholder base. River Branch estimated, based on publicly available information, how much it believed each party could pay to acquire Ameriana Bancorp and how such prices compared to the pricing metrics against the two (2) recently announced Indiana transactions. River Branch explained the estimated timing for a transaction. The Board instructed Mr. Gassen to continue discussions with the management of Company A.

On November 20, 2014, Company A sent a written indication of interest, indicating a willingness to acquire Ameriana Bancorp in exchange for a mixed consideration of eighty percent (80%) stock and twenty percent (20%) cash at a value of $22.00 per share. The indication of interest also included that one (1) representative from Ameriana would serve on Company A’s holding company and bank boards of directors. On November 25, 2014, Ameriana Bancorp’s Board of Directors met to discuss the terms of the indication of interest, including Company A’s request for an exclusive period of negotiations. As part of the Ameriana Bancorp’s Board of Directors’ consideration, River Branch presented the Ameriana Bancorp’s Board of Directors with a list of nine (9) other potential acquisition partners noting their capacity to pay based on similar estimates as used by Company A and their potential interest in Ameriana Bancorp and likely willingness to enter into a transaction. Legal counsel discussed with Ameriana Bancorp’s Board of Directors its fiduciary duties under Indiana law in the context of a change in control. Ameriana Bancorp’s Board of Directors authorized management to negotiate a 30-day exclusivity agreement with Company A, which was executed by the parties on November 28, 2014. During this time, Company A continued to conduct its due diligence.

On December 3, 2014, a draft of the merger agreement was provided by Company A. On December 10, 2014, Company A lowered its offer to $21.14 per share.

On December 15, 2014, Ameriana Bancorp’s Board of Directors met to discuss the revised offer. River Branch discussed four (4) other parties that were potential suitors, two (2) of which (including First Merchants) were the most likely to be interested in pursuing a transaction and had the capacity to pay a competitive price. River Branch provided an analysis of the price that it estimated, based on publicly available information, each of the four (4) potential bidders could offer for Ameriana Bancorp. Ameriana Bancorp’s Board of Directors decided that, based on the revised offer, it did not want to proceed exclusively with Company A and advised River Branch that, following the expiration of the exclusivity agreement on December 27, 2014, to contact the two (2) additional parties identified at the meeting that were most likely to have an interest.

In early January 2015, River Branch contacted Company B, a larger regional bank holding company, and First Merchants about their interest in pursuing a transaction with Ameriana Bancorp. Both parties were interested and executed confidentiality agreements in January 2015.

On February 13, 2015, Company B verbally indicated a willingness to acquire Ameriana Bancorp with a range of value of $19.00 – $20.00 per share.

On February 27, 2015, First Merchants verbally indicated a willingness to acquire Ameriana Bancorp with a range of value of $21.50 – $23.00 per share.

During this time period, the management of Company A and Ameriana Bancorp had continued discussions and on March 17, 2015, Company A submitted a revised indication of interest increasing the exchange ratio in the transaction such that the value of its offer increased to $21.41 per share.

On March 25, 2015, First Merchants narrowed its range to $21.00 – $22.00 per share. Following conversations between the parties’ financial advisors, on March 29, 2015, First Merchants revised its proposal to $21.50 – $22.50 per share.

Ameriana Bancorp’s Board of Directors met on March 30, 2015 to discuss the revised offer it had received from Company A and the offers from First Merchants and Company B. Following the meeting, at which the offers and the companies and their currencies were discussed in detail with River Branch, Ameriana Bancorp’s Board of Directors instructed River Branch to contact Company A and First Merchants to clarify certain aspects of their offers. Based on those conversations, First Merchants offered to pay Ameriana Bancorp shareholders a price of $22.25 per share, seventy percent (70%) of which would consist of stock and thirty percent (30%) of which would be paid in cash. Company A proposed a mechanism under which Ameriana Bancorp shareholders would receive no less than $21.50 per share at the time of the signing of the merger agreement either by increasing the cash or stock consideration if necessary.

Ameriana Bancorp’s Board of Directors met on April 2, 2015 to discuss the two (2) proposals. At the time of the meeting, the implied value of the proposal by Company A was $21.88 per share, based upon Company A’s stock price. While noting the nominal difference between the two (2) proposals, Ameriana Bancorp’s Board of Directors evaluated, among other things, the greater dividend accretion from Company A, the advantages of partnering with an out of market acquirer who was committed to utilizing Ameriana Bancorp’s franchise as a building block to increase its investment in Indianapolis, the ability of Company A, which had already completed its diligence, to move quicker towards announcement and the inclusion of Board representation with Company A. Ameriana Bancorp’s Board of Directors decided to proceed with Company A towards negotiation of a definitive merger agreement.

A revised merger agreement was provided by Company A on April 9, 2015. The parties negotiated the agreement and each of the parties completed their diligence during April 2015, with the intention of signing and announcing the execution of the merger agreement on May 4, 2015. However, on May 1, 2015, Company A notified Ameriana Bancorp that it could no longer provide a value to Ameriana Bancorp shareholders of $21.50 per share. Company A provided a revised exchange ratio, which resulted in an implied value of $20.52 per share.

On May 4, 2015, at the special meeting of Ameriana Bancorp’s Board of Directors, Ameriana Bancorp’s Board of Directors voted not to proceed with Company A.

On May 7, 2015, Michael C. Rechin, the President and Chief Executive Officer of First Merchants, met with one (1) of the directors of Ameriana Bancorp with whom he had a previous relationship to gauge Ameriana Bancorp’s Board of Directors’ receptivity to engaging in strategic discussions with First Merchants.

On May 11, 2015, Company A sent a letter to Ameriana Bancorp formally terminating negotiations.

On that same date, First Merchants delivered a written indication of interest, indicating a willingness to acquire Ameriana Bancorp in exchange for 0.6624 shares of First Merchants common stock and $6.68 for each share of Ameriana Bancorp common stock, equating to a mixed consideration of seventy percent (70%) stock and thirty percent (30%) cash. The implied value of the offer at the time of the indication of interest was $22.25 per share.

On May 12, 2015, access to Ameriana Bancorp’s virtual data room was provided to First Merchants.

On May 15, 2015, the parties entered into an agreement to engage in exclusive negotiations for thirty (30) days (which would automatically be extended to forty-five (45) days if a merger agreement draft was provided within the initial 30-day period).

An initial draft of the Merger Agreement was provided on June 4, 2015. Ameriana Bancorp and its advisors reviewed and negotiated the terms of the Merger Agreement and related documents with First Merchants and its advisors over the next few weeks.

On June 17, 2015, First Merchants delivered a revised written indication of interest, indicating a willingness to acquire Ameriana Bancorp in an all-stock transaction at an exchange ratio of 0.9037 shares of First Merchants common stock for each share of Ameriana Bancorp common stock. The implied value of the offer at the time of the indication of interest was $22.06 per share.

On June 22, 2015, Mr. Gassen and representatives of Ameriana Bancorp’s financial advisor conducted an interview with Michael C. Rechin, the President and Chief Executive Officer of First Merchants, and Mark K. Hardwick, the Executive Vice President and Chief Financial Officer of First Merchants, regarding First Merchant’s historical and expected financial results.

On June 24, 2015, Ameriana Bancorp’s Board of Directors met via telephone to review presentations by its legal counsel and River Branch, which included, among other matters, financial and corporate information on First Merchants and Ameriana Bancorp, each entity’s historical stock price and performance, and valuation methodologies and analyses of the consideration offered by First Merchants. Also, Ameriana Bancorp’s legal counsel presented the Merger Agreement and ancillary documents in detail. Following the presentations, Ameriana Bancorp’s Board of Directors engaged in discussions about the proposed transaction, the proposed Merger Agreement and other transaction documents and the effect of the transaction on the shareholders, customers and employees of Ameriana Bancorp. Also at this meeting, River Branch reviewed with Ameriana Bancorp’s Board of Directors its financial analysis of the Merger Consideration and indicated to Ameriana Bancorp’s Board of Directors to the effect that, subject to various assumptions and limitations to be described in its opinion, the Merger Consideration provided for in the Merger was fair, from a financial point of view, to the shareholders of Ameriana Bancorp. Members of the Ameriana Bancorp’s Board of Directors asked questions of Ameriana Bancorp’s outside legal and financial advisors about the proposed transaction and their fiduciary duties to shareholders. No action was taken at this meeting. Rather, Ameriana Bancorp’s Board of Directors agreed to meet at the end of the week to further discuss the transaction and, if appropriate, to vote on the Merger Agreement.

On June 25, 2015, Ameriana Bancorp and its legal and financial advisors finalized its reverse due diligence on First Merchants.

On June 26, 2015, the Ameriana Bancorp’s Board of Directors met. Ameriana Bancorp’s Board of Directors engaged in discussions about the proposed transaction, the proposed Merger Agreement and other transaction documents and the effect of the transaction on the shareholders, customers and employees of Ameriana Bancorp. Also at this meeting, River Branch reviewed with Ameriana Bancorp’s Board of Directors its financial analysis of the Merger Consideration and delivered to Ameriana Bancorp’s Board of Directors both an oral and a written opinion dated June 26, 2015, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Merger Consideration provided for in the Merger was fair, from a financial point of view, to the shareholders of Ameriana Bancorp. Members of the Ameriana Bancorp’s Board of Directors asked questions of Ameriana Bancorp’s outside legal and financial advisors about the proposed transaction and their fiduciary duties to shareholders. After further reviewing the consideration per share offered by First Merchants and after giving consideration to the other factors described under “THE MERGER—Ameriana Bancorp’s Reasons for the Merger,” the members of the Board of Directors of Ameriana Bancorp unanimously voted to approve the Merger Agreement. At the close of business on June 26, 2015, the value of the transaction to Ameriana Bancorp shareholders was $22.71 per share.

The transaction was announced before the open of the stock markets on June 29, 2015.

See “THE MERGER—Information about River Branch Capital LLC” for a description of the fees River Branch will receive for its services to Ameriana Bancorp in connection with the Merger.

First Merchants’ Reasons for the Merger

In reaching its decision to adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors consulted with First Merchants management and considered a number of factors, including the following material factors:

•	each of First Merchants’ and Ameriana Bancorp’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the First Merchants Board of Directors considered that the Merger (1) will expand First Merchants’ business within demographically attractive markets in Central Indiana; (2) will increase First Merchants’ core deposit base, an important funding source; (3) will provide First Merchants with an experienced management team and quality bank branches in and around Central Indiana; and (4) will provide First Merchants with the opportunity to sell First Merchants’ broad array of products to Ameriana Bancorp’s client base;

•	its understanding of the current and prospective environment in which First Merchants and Ameriana Bancorp operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on First Merchants both with and without the proposed transaction;

•	its review and discussions with First Merchants’ management concerning the due diligence examination of Ameriana Bancorp;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	the financial and other terms of the Merger Agreement, including the fixed Exchange Ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risk of diverting management attention and resources from the operation of First Merchants’ business towards the completion of the Merger; and

•	the regulatory and other approvals required in connection with the Merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the First Merchants Board of Directors is not intended to be exhaustive, but includes the material factors considered by the First Merchants Board of Directors. In reaching its decision to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the First Merchants Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The First Merchants Board of Directors considered all these factors as a whole, including discussions with, and questioning of, First Merchants’ management and First Merchants’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the First Merchants Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of First Merchants and its shareholders, and unanimously approved and adopted the Merger Agreement.

Ameriana Bancorp’s Reasons for the Merger

In reaching the conclusion that the Merger Agreement is in the best interests of and advisable for Ameriana Bancorp and its shareholders, and in approving the Merger Agreement, Ameriana Bancorp’s Board of Directors consulted with senior management, its legal counsel and its financial advisor and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	the business strategy and strategic plan of Ameriana Bancorp, its prospects for the future and projected financial results;

•	the consideration offered by First Merchants, which represents: 168.8% of Ameriana Bancorp’s tangible book value; 31.3x of Ameriana Bancorp’s trailing twelve (12) month earnings; and a 42.6% premium over the market value of Ameriana Bancorp’s common stock as of the day prior to the date of the Merger Agreement;

•	the understanding of Ameriana Bancorp’s Board of Directors of the strategic options available to Ameriana Bancorp and the Board of Directors’ assessment of those options with respect to the prospects and estimated results of the execution by Ameriana Bancorp of its business plan as an independent entity under various scenarios and the determination that none of those options or the execution of the business plan were more likely to create greater present value for Ameriana Bancorp’s shareholders than the value to be paid by First Merchants;

•	the challenges facing Ameriana Bancorp’s management to grow Ameriana Bancorp’s franchise and enhance shareholder value given current market conditions, increased operating costs resulting from regulatory initiatives and compliance mandates, interest rate pressure and competition;

•	the Merger Consideration offered by First Merchants equaled or exceed the consideration that could reasonably be expected from other potential acquirers with apparent ability to consummate the acquisition of Ameriana Bancorp;

•	the ability of First Merchants to pay the Merger Consideration and the strength and recent performance of the First Merchants currency;

•	the ability of First Merchants to execute a merger transaction from a financial and regulatory perspective and its recent history of being able to successfully integrate merged institutions into its existing franchise;

•	the geographic fit and increased customer convenience of the expanded branch network of First Merchants;

•	First Merchants’ business, operations, financial condition, asset quality, earnings and prospects, taking into account the results of Ameriana Bancorp’s due diligence review of First Merchants, and information provided by Ameriana Bancorp’s financial advisor;

•	the historical stock market performance for Ameriana Bancorp and First Merchants common stock;

•	the greater market capitalization, increased dividend rate and significantly increased trading liquidity of the common stock of First Merchants;

•	the terms of the Merger Agreement, including the representations and warranties of the parties, the covenants, the consideration, the benefits to Ameriana Bancorp’s employees and the absence of burdensome contingencies in the Merger Agreement;

•	the financial analysis presented by River Branch to the Ameriana Bancorp’s Board of Directors, and the opinion delivered to the Ameriana Bancorp’s Board of Directors by River Branch to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the Merger Consideration to be received by the holders of common stock of Ameriana Bancorp in the Merger is fair, from a financial point of view, to such shareholders;

•	the likelihood of expeditiously obtaining the necessary regulatory approval without unusual or burdensome conditions; and

•	the long-term and short-term interests of Ameriana Bancorp and its shareholders, the interests of the employees, customers, creditors and suppliers of Ameriana Bancorp, and community and societal considerations, including those of the communities in which Ameriana Bancorp maintains offices;

•	the wider array of financial products and services that would be available to customers of Ameriana Bancorp and the communities served by Ameriana Bancorp; and

•	the Merger will generally allow shareholders to defer recognition of taxable gain, to the extent they receive First Merchants common stock.

The Ameriana Bancorp Board of Directors also considered a number of potential risks and uncertainties associated with the Merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the potential risk of diverting management attention and resources from the operation of Ameriana Bancorp’s business and towards the completion of the Merger;

•	the restrictions on the conduct of Ameriana Bancorp’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Ameriana Bancorp from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Ameriana Bancorp absent the pending Merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Ameriana Bancorp’s business, operations and workforce with those of First Merchants;

•	the Merger-related costs;

•	the larger number of potentially terminated employees due to entering into a transaction with an in-market financial institution with significant branch overlap;

•	the fact that the interests of certain of Ameriana Bancorp’s directors and executive officers may be different from, or in addition to, the interests of Ameriana Bancorp’s other shareholders as described under the heading “THE MERGER—Interests of Ameriana Bancorp’s Directors and Executive Officers in the Merger”;

•	that, while Ameriana Bancorp expects that the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Merger Agreement will be satisfied, including the risk that necessary regulatory approvals or the Ameriana Bancorp shareholder approval might not be obtained and, as a result, the Merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending Merger;

•	the fact that: (1) Ameriana Bancorp would be prohibited from affirmatively soliciting acquisition proposals after execution of the Merger Agreement; and (2) Ameriana Bancorp would be obligated to pay to First Merchants a termination fee if the Merger Agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Ameriana Bancorp from pursuing such a transaction; and

•	the other risks described under the heading “RISK FACTORS.”

The foregoing discussion of the information and factors considered by the Board of Directors of Ameriana Bancorp is not intended to be exhaustive, but includes the material factors considered by the Board of Directors of Ameriana Bancorp. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Board of Directors of Ameriana Bancorp did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Board of Directors of Ameriana Bancorp considered all these factors as a whole, including discussions with, and questioning of Ameriana Bancorp’s management and Ameriana Bancorp’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The Board of Directors of Ameriana Bancorp unanimously approved the Merger Agreement and recommends that Ameriana Bancorp’s shareholders vote “FOR” the approval of the Merger Proposal, “FOR” the Adjournment Proposal and “FOR” the Merger-Related Compensation Proposal. Ameriana Bancorp shareholders should be aware that Ameriana Bancorp’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of other Ameriana Bancorp shareholders. The Board of Directors of Ameriana Bancorp was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending that the Merger Proposal be approved by the shareholders of Ameriana Bancorp. See “—Interests of Ameriana Bancorp’s Directors and Executive Officers in the Merger.”

This summary of the reasoning of the Board of Directors of Ameriana Bancorp and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “FORWARD-LOOKING STATEMENTS.”

Opinion of River Branch Capital LLC

Opinion of Ameriana Bancorp’s Financial Advisor

By letter dated August 24, 2014, Ameriana Bancorp retained River Branch to render financial advisory and investment banking services in connection with general financial strategy and planning and to act as the exclusive financial advisor to Ameriana Bancorp in connection with a potential strategic combination. In its capacity as financial advisor, River Branch provided a fairness opinion (the “River Branch Opinion”) to the Board of Directors of Ameriana Bancorp (the “Ameriana Board”) in connection with the Merger. At the meeting of the Ameriana Board on June 26, 2015, River Branch rendered its oral opinion to the Ameriana Board (which was subsequently confirmed in writing by delivery of River Branch’s written opinion dated the same date) that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, River Branch representatives’ experience as investment bankers, River Branch’s work as described in such opinion and other factors River Branch deemed relevant, as of such date, the Merger Consideration set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Ameriana Bancorp common stock. The River Branch written opinion, dated June 26, 2015, is sometimes referred to herein as the River Branch Opinion.

The full text of the River Branch Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the River Branch Opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Ameriana Bancorp common shareholders should read the full text of the opinion carefully and in its entirety. The River Branch Opinion is addressed to the Ameriana Board, is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Ameriana Bancorp common stock, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the Merger. The River Branch Opinion was reviewed and approved by the fairness opinion committee of River Branch. River Branch provided its opinion to the Ameriana Board on June 26, 2015 in connection with and for the purposes of the Ameriana Board’s evaluation of the Merger. The River Branch Opinion addressed only the fairness, from a financial point of view, as of June 26, 2015, of the Merger Consideration to the holders of Ameriana Bancorp common stock. River Branch expressed no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated by the Merger Agreement or any terms or other aspects of the Merger Agreement, the Merger or any such other transactions. River Branch expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of Ameriana Bancorp or as to the underlying decision by Ameriana Bancorp to engage in the Merger or enter into the Merger Agreement. River Branch did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Ameriana Bancorp officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by the holders of Ameriana Bancorp common stock.

In arriving at River Branch’s opinion, River Branch has, among other things:

(i)	reviewed a draft dated June 23, 2015 of the Merger Agreement;

(ii)	held discussions with certain senior officers, directors and other representatives and advisors of Ameriana Bancorp and certain senior officers and other representatives and advisors of First Merchants regarding certain aspects of the Merger and the past and current businesses, operations, regulatory relations, financial condition and future prospects of Ameriana Bancorp and First Merchants and the effects of the Merger thereon, and such other matters as River Branch believed necessary or appropriate to River Branch’s inquiry;

(iii)	reviewed certain publicly available business and financial information relating to Ameriana Bancorp and First Merchants as well as certain financial forecasts and other information and data relating to Ameriana Bancorp and First Merchants, which were provided to and/or discussed with River Branch by management of Ameriana Bancorp and First Merchants, respectively, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by management of Ameriana Bancorp and First Merchants to result from the Merger;

(iv)	reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Ameriana Bancorp common stock and First Merchants common stock, the historical and projected earnings and other operating data of Ameriana Bancorp and First Merchants, and the capitalization and financial condition of Ameriana Bancorp and First Merchants;

(v)	compared the financial and operating performance of Ameriana Bancorp and First Merchants with publicly available information concerning certain other companies River Branch deemed relevant and reviewed the current and historical market prices of Ameriana Bancorp common stock and First Merchants common stock and certain publicly traded securities of such other companies;

(vi)	considered, to the extent publicly available, the financial terms of certain other transactions that River Branch considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations River Branch considered relevant in evaluating those of Ameriana Bancorp and First Merchants;

(vii)	reviewed certain estimated potential pro forma financial effects of the Merger on First Merchants, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”) as prepared by management of First Merchants;

(viii)	considered the current market environment generally and the commercial banking environment in particular; and

(ix)	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as River Branch deemed appropriate for purposes of its opinion.

In rendering its opinion, River Branch assumed and relied upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with River Branch. River Branch was not asked to and did not undertake an independent verification of any such information and River Branch did not assume any responsibility or liability for the accuracy or completeness thereof. In relying on financial analyses and forecasts provided to River Branch or derived there from, including the Synergies, River Branch assumed that such forecasts were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Ameriana Bancorp and First Merchants to which such analyses or forecasts relate. River Branch did not express a view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. River Branch assumed, with the Ameriana Board’s consent, that the financial results (including the potential strategic implications, Synergies and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

River Branch did not make any independent evaluation or appraisal of the specific assets, the collateral securing assets, or the liabilities (contingent or otherwise) of Ameriana Bancorp or First Merchants or any of their subsidiaries, or the collectability of any such assets, nor was River Branch furnished with such evaluations or appraisals. River Branch representatives are not experts in the independent verification of loan and lease losses and did not make an independent evaluation of the adequacy of allowances for loan and lease losses of Ameriana Bancorp or First Merchants, nor did River Branch review any individual credit files relating to Ameriana Bancorp or First Merchants or evaluate the solvency, financial capability or fair value of Ameriana Bancorp or First Merchants under any state or federal laws relating to bankruptcy, insolvency or similar matters. River Branch assumed, with the Ameriana Board’s consent and without independent verification, that the respective allowances for loan and lease losses for both Ameriana Bancorp and First Merchants are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. River Branch representatives are not accountants and as such relied upon the reports of the independent registered public accounting firms for each of Ameriana Bancorp and First Merchants for the accuracy and completeness of the audited financial statements made available to River Branch. River Branch representatives are not legal, regulatory or tax experts and as such relied on the assessments made by advisors to Ameriana Bancorp with respect to such issues, and River Branch assumed that Ameriana Bancorp relied upon the advice of its legal counsel and other advisors as to all legal, regulatory and tax matters with respect to Ameriana Bancorp, First Merchants, the Merger and the other transactions contemplated by the Merger Agreement. River Branch assumed, with the Ameriana Board’s consent, that the Merger and all related transactions will be consummated in accordance with the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ameriana Bancorp, First Merchants or on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including without limitation the cost savings, revenue enhancements and related expenses expected to result from the Merger.

Representatives of Ameriana Bancorp advised River Branch, and River Branch further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by River Branch. Other than the sale of First Merchants Insurance Group effective June 12, 2015, the effects of which were conveyed to River Branch by First Merchants management, River Branch also assumed that there were no material changes in Ameriana Bancorp’s or First Merchants’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to River Branch. River Branch assumed in all respects material to River Branch’s analysis that Ameriana Bancorp and First Merchants will remain as going concerns for all periods relevant to River Branch’s analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are and will be true and correct, and that each party to such agreements will perform all of the covenants and agreements required to be performed by such party under such agreements. River Branch also assumed, with the Ameriana Board’s consent, that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

The River Branch Opinion relates only to the fairness, from a financial point of view, as of the date of such opinion, to holders of Ameriana Bancorp common stock of the Merger Consideration to be received by the holders of Ameriana Bancorp common stock. River Branch did not express any opinion as to what the value of First Merchants common stock actually will be when issued pursuant to the Merger or the price or volume at which First Merchants common stock or Ameriana Bancorp will trade at any time. The River Branch Opinion did not address the relative merits of the Merger as compared to any alternative business strategies that might exist or may have been available to or considered by Ameriana Bancorp or the effect of any other transaction in which Ameriana Bancorp might engage.

The River Branch opinion was necessarily based upon information available to River Branch, and financial, economic, regulatory, market and other conditions and circumstances existing, as of the date of the opinion. Events occurring after the date hereof could materially affect the opinion. River Branch has not undertaken to and has no obligation to update, revise, reaffirm, or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion.

In accordance with customary investment banking practice, River Branch employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by River Branch in connection with rendering the River Branch Opinion. The following summary, however, does not purport to be a complete description of the financial analysis performed by River Branch. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by River Branch, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of River Branch’s financial analyses.

Summary of Proposal

River Branch reviewed the financial terms of the Merger. Using an exchange ratio of 0.9037 shares of First Merchants’ common stock for every one share of Ameriana Bancorp common stock and based on a First Merchants closing stock price on June 25, 2015 of $24.94, River Branch calculated an approximate aggregate transaction value of $68.9 million, or $22.54 per share (the “Per Share Consideration”). Based on Ameriana Bancorp’s most recent publicly filed financial statements as of March 31, 2015, River Branch calculated the following Per Share Consideration multiples:

Price / LTM EPS	31.3x
Price / 2015 EPS(1)	28.6x
Price / 2016 EPS(2)	22.0x
Price / Book	163.9%
Price / TBV	168.8%
One Day Premium(3)	42.6%

(1)	Based on Ameriana Bancorp management projections.

(2)	Based on Ameriana Bancorp management projections.
(3)	Based on Ameriana Bancorp’s stock price of $15.81 per share, on June 25, 2015.

First Merchants Trading Range

River Branch reviewed certain historical stock price information for First Merchants and calculated the implied transaction value per share of Ameriana Bancorp common stock, based on the volume weighted average stock price of First Merchants calculated over different periods of time, ranging from five days preceding the date of the announcement of the Merger to 180 days preceding the date of the announcement of the Merger, as shown in the following table:

Time Period	First Merchants Stock Price		Implied Transaction Value
5 Days	$24.61	(1)	$22.24
10 Days	$24.44	(1)	$22.09
20 Days	$24.16	(1)	$21.83
30 Days	$23.92	(1)	$21.61
60 Days	$23.55	(1)	$21.28
90 Days	$23.43	(1)	$21.18
180 Days	$22.67	(1)	$20.49

Source: SNL Financial.

(1)	Based on volume-weighted average prices.

Ameriana Bancorp Comparable Public Company Analysis

Using publicly available information, River Branch compared selected financial and market data of Ameriana Bancorp with similar data for companies River Branch deemed comparable to Ameriana Bancorp. The comparable group consisted of Midwest exchange traded banks with assets, as of the most recently reported period, less than $1.5 billion and for which 2015 estimated earnings were available. The group was comprised of the following companies and is referred to herein as the Ameriana Comparable Group:

BankFinancial Corporation	Farmers National Banc Corp.	HopFed Bancorp, Inc.
Pulaski Financial Corp.	LCNB Corp.	Guaranty Federal Bancshares, Inc.
MutualFirst Financial, Inc.	Baylake Corp.
Civista Bancshares, Inc. (formerly First Citizens Banc Corp.)	First Internet Bancorp

In all instances, multiples were based on closing stock prices on June 25, 2015. For each of the following analyses performed by River Branch, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ filings with the SEC and information River Branch obtained from SNL Financial and S&P CapitalIQ. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. Throughout River Branch’s analysis the high and the low bounds of the ranges presented represented the 80th and 20th percentile values, respectively.

With respect to the Ameriana Comparable Group table below, the information River Branch presented included the following:

•	net income divided by average assets, or ROAA;

•	net income divided by average equity, or ROAE;

•	non-interest income divided by operating revenue, or Efficiency Ratio;

•	non-performing assets divided by total assets, or NPAs / Assets;

•	multiple of price to book value, or Price / Book;

•	multiple of price to tangible book value, or Price / TBV;

•	multiple of price to last twelve months earnings per share, or Price / LTM EPS;

•	multiple of price to estimated 2015 earnings per share, or Price / 2015E EPS; and

•	multiple of price to estimated 2016 earnings per share, or Price / 2016E EPS.

Results of River Branch’s analysis were presented for the Ameriana Comparable Group, as shown in the following table:

Ameriana Comparable Group

	Ameriana 6/25/15	Per Share Consideration	High	Median	Low
ROAA	0.45%	n/a	0.96%	0.86%	0.76%
ROAE	5.3%	n/a	9.8%	9.0%	7.1%
Efficiency Ratio	84%	n/a	65%	71%	73%
NPAs / Assets	3.6%	n/a	1.0%	1.4%	1.7%
TCE / TA	8.4%	n/a	10.3%	9.3%	8.7%
Price / Book Value	n/a	1.64x	1.21x	1.16x	1.01x
Price / TBV	n/a	1.69x	1.34x	1.17x	1.15x
Price / LTM EPS	n/a	31.3x	17.4x	13.2x	11.7x
Price / 2015 EPS	n/a	28.6x	17.9x	12.8x	11.9x
Price / 2016 EPS	n/a	22.0x	18.4x	11.5x	10.6x

Based on the analysis above, River Branch then applied the range of multiples to the applicable metrics of Ameriana Bancorp. The analysis indicated the following equity values per share of Ameriana Bancorp common stock, as compared to the Per Share Consideration:

Ameriana Comparable Group Indicated Value Range

Low – High
Price / Book	$13.82 - $16.59
Price / TBV	$15.35 - $17.87
Price / LTM EPS	$8.42 - $12.50
Price / 2015 EPS	$9.40 - $14.14
Price / 2016 EPS	$10.85 - $18.84

Ameriana Bancorp Precedent Transaction Analysis

Using publicly available information, River Branch compared the proposed financial terms of the Merger to publicly available financial terms of a group of transactions selected by River Branch involving companies in the depository industry.

The transactions group included 39 nationwide transactions announced since January 1, 2014 with announced target total assets between $300 million and $600 million and with target non-performing assets-to-total assets less than 5.0%. The group was comprised of the following transactions and is referred to herein as the Ameriana Precedent Group:

Buyer / Seller
Bear State Financial / Metropolitan National Bank
Home Bancorp / Louisiana Bancorp
Home BancShares / Florida Business BancGroup
Liberty Bank / Naugatuck Valley Financial
Southwest Bancorp / First Commercial Bancshares
Bank of the Ozarks / Bank of the Carolinas
Pinnacle Financial Partners, Inc./ Magna Bank
Heritage Commerce Corp/ Focus Business Bank
First Financial Bankshares / FBC Bancshares
WSFS Financial / Alliance Bancorp, Inc. of Pennsylvania
Wintrust Financial / Community Financial Shares
Ameris Bancorp / Merchants & Southern Banks of Florida
Farmers National Banc / National Bancshares
United Community Banks / MoneyTree
Cathay General Bancorp / Asia Bancshares
Stupp Bros., Inc / Southern Bancshares
ESB Bancorp MHC/ Citizens National Bancorp
Heartland Financial USA / Community Banc-Corp. of Sheboygan
Pacific Premier Bancorp / Independence Bank
First Horizon National / TrustAtlantic Financial
IBERIABANK / Florida Bank Group
Cape Bancorp / Colonial Financial Services
Old National Bancorp/ Founders Financial
Business First Bancshares / American Gateway Financial
Magnolia Banking / First National Bancshares of Hempstead County
First Midwest Bancorp / Great Lakes Financial Resources
State Bank Financial / Georgia-Carolina Bancshares
Univest Corporation of Pennsylvania / Valley Green Bank
BNC Bancorp / Harbor Bank Group
Independent Bank Group / Houston City Bancshares
Glacier Bancorp / FNBR Holding
Green Bancorp / SP Bancorp
Home BancShares / Florida Traditions Bank
CB Financial Services / FedFirst Financial
F.N.B. Corporation / OBA Financial Services
Simmons First National / Delta Trust & Banking
CVB Financial / American Security Bank
IBERIABANK Corporation/ First Private Holdings
HomeTrust Bancshares / Jefferson Bancshares

With respect to the Ameriana Precedent Group, the information River Branch presented included the following:

•	ROAA;

•	ROAE;

•	Efficiency Ratio;

•	NPAs / Assets;

•	Price / Book;

•	Price / TBV;

•	Price / LTM EPS;

•	deal value premium over tangible common equity as a % of core deposits, or Core Deposit Premium; and

•	Per Share Consideration as a premium to target’s stock price one day prior to announcement, or One Day Premium.

Results of River Branch’s analysis were presented for the Ameriana Precedent Group, as shown in the following table:

Ameriana Precedent Group

	Ameriana 6/25/15	Per Share Consideration	High	Median	Low
ROAA	0.45%	n/a	1.10%	0.73%	0.41%
ROAE	5.3%	n/a	11.0%	6.4%	3.8%
Efficiency Ratio	84%	n/a	66%	75%	83%
NPAs / Assets	3.6%	n/a	0.6%	1.3%	2.4%
TCE / TA	8.4%	n/a	12.2%	10.7%	9.0%
Price / Book Value	n/a	1.64x	1.70x	1.40x	1.20x
Price / TBV	n/a	1.69x	1.70x	1.42x	1.30x
Price / LTM EPS	n/a	31.3x	28.6x	20.2x	15.3x
Core Deposit Premium	n/a	8.0%	11.4%	7.0%	4.7%
One Day Premium	n/a	42.6%	51.7%	25.1%	10.4%

Based on the analysis above, River Branch then applied the range of multiples to the applicable metrics of Ameriana Bancorp. The analysis indicated the following equity values per share of Ameriana Bancorp common stock, as compared to the Per Share Consideration:

Ameriana Precedent Group Indicated Value Range

Low - High
Price / Book Value	$16.50 - $23.32
Price / TBV	$17.40 - $22.64
Price / LTM EPS	$11.00 - $20.60
Core Deposit Premium	$18.68 - $26.38
One Day Premium	$17.45 - $23.98

Ameriana Discounted Cash Flow Analysis

River Branch calculated a range of implied values for Ameriana Bancorp common stock by estimating the present value of cash flows Ameriana Bancorp could provide to equity holders through 2019 and a terminal value utilizing the following assumptions, among others:

•	financial projections from 2015 – 2019 provided by Ameriana Bancorp management;

•	maintenance of an 8.00% tangible common equity-to-tangible asset ratio;

•	discount rates from 14.5% to 16.5%;

•	annual budget variance of (10%) to 10%; and

•	perpetual cash flow growth of 4.0% beginning in 2020 to calculate terminal value using the Gordon Growth Model.

The calculations resulted in a range of implied values of $7.85 to $14.91 per share of Ameriana Bancorp common stock as compared to the Per Share Consideration, as indicated in the following table:

Discount Rate	Percentage of Management Forecasted Net Income Achieved
	90%	95%	100%	105%	110%
14.5%	$9.82	$11.01	$12.26	$13.56	$14.91
15.5%	$8.74	$9.81	$10.93	$12.09	$13.30
16.5%	$7.85	$8.82	$9.82	$10.87	$11.95

The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, perpetual growth rates and discount rates, and the results of such methodology are highly dependent on these assumptions. The analysis does not purport to be indicative of the actual values or expected values of Ameriana Bancorp. In addition, the analysis relates only to the potential value achieved by Ameriana Bancorp as a stand-alone entity based on assumptions described herein. In addition, the analysis is not intended to, and does not purport to, reflect values achieved on a post-Merger basis with First Merchants.

Contribution Analysis

River Branch analyzed the relative contribution of certain balance sheet and income statement items of Ameriana Bancorp and First Merchants and compared those relative contributions to the pro forma ownership of Ameriana Bancorp and First Merchants common shareholders based on the Exchange Ratio. This analysis excluded any acquisition related accounting adjustments or cost synergies projected to be achieved through the Merger and was based on Ameriana Bancorp’s and First Merchants’ common stock prices as of June 25, 2015. The income statement items were based on historical financial information for the twelve month period ended March 31, 2015. The results of River Branch’s analysis are set forth in the following table:

	First Merchants as % of Total	Ameriana as % of Total
Total Assets	92.4%	7.6%
Gross Loans	92.4%	7.6%
Total Deposits	92.2%	7.8%
Tangible Common Equity	92.8%	7.2%
Reported Net Income (LTM)	96.7%	3.3%
2015 Estimated Net Income (1)	96.6%	3.4%
Pro Forma Ownership at Proposed Exchange Ratio	93.3%	6.7%

(1)	Based on Ameriana Bancorp management projections.

Pro Forma Financial Impact Analysis

River Branch performed pro forma merger analyses combining projected income statement and balance sheet information for Ameriana Bancorp and First Merchants. Assumptions regarding the accounting treatment, acquisition related adjustments, and cost synergies were used to evaluate the pro forma financial impact the Merger would have on both Ameriana Bancorp and First Merchants. In the course of this analysis, River Branch used financial projections provided by Ameriana Bancorp management and consensus EPS estimates sourced from available research analyst reports. The analysis indicated the Merger is expected to be accretive to Ameriana Bancorp and First Merchants’ estimated earnings per share in 2016, along with 149% dividend accretion to Ameriana Bancorp shareholders.

First Merchants Comparable Public Company Analysis

Using publicly available information, River Branch compared financial and market data of First Merchants with similar data for a group of peer banks which First Merchants identified in its most recent proxy statement for its annual meeting of shareholders, filed March 4, 2015, consisting of Midwest financial institutions of relatively similar size to First Merchants. The group was comprised of the following companies and is referred to herein as the First Merchants Comparable Group:

1st Source Corporation	First Commonwealth Financial	MainSource Financial Group, Inc.
Chemical Financial Corporation	First Financial Corporation	MB Financial Inc.
Community Trust Bancorp, Inc	First Midwest Bancorp, Inc.	National Penn Bancshares, Inc
F. N. B. Corporation	Heartland Financial USA, Inc	Old National Bancorp
First Busey Corporation	Independent Bank Corporation	Park National Corporation
Pinnacle Financial Partners, Inc	Republic Bancorp, Inc.	S & T Bancorp, Inc.
Stock Yards Bancorp, Inc.

In all instances, multiples were based on closing stock prices on June 25, 2015. For each of the following analyses performed by River Branch, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ filings with the SEC and information River Branch obtained from SNL Financial and S&P CapitalIQ. The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

With respect to the First Merchants Comparable Group, the information River Branch presented included the following:

•	ROAA;

•	ROAE;

•	Efficiency Ratio;

•	NPAs / Assets;

•	Price / Book;

•	Price / TBV;

•	Price / LTM EPS;

•	Price / 2015E EPS; and

•	Price / 2016E EPS.

Results of River Branch’s analysis were presented for the First Merchants Comparable Group, as shown in the following table:

First Merchants Comparable Group

	First Merchants	High	Median	Low
ROAA	1.10%	1.19%	0.98%	0.83%
ROAE	9.0%	9.8%	8.5%	6.9%
Efficiency Ratio	59%	57%	63%	67%
NPAs / Assets	1.1%	0.7%	0.8%	1.8%
TCE / TA	9.2%	10.7%	8.8%	8.3%
Price / Book	1.27x	1.59x	1.34x	1.23x
Price / TBV	1.81x	2.18x	1.84x	1.55x
Price / LTM EPS	14.7x	19.0x	16.5x	14.5x
Price / 2015 EPS	13.9x	16.6x	15.2x	14.5x
Price / 2016 EPS	13.3x	14.9x	14.0x	13.1x

Based on the analysis above, River Branch then applied the range of multiples to the applicable metrics of First Merchants. The analysis indicated the following equity values per share of First Merchants common stock, as compared to the closing stock price of First Merchants on June 25, 2015 of $24.94:

First Merchants Comparable Group Indicated Value Range

Low - High
Price / Book	$24.09 - $31.06
Price / TBV	$21.43 - $30.15
Price / LTM EPS	$24.61 - $32.26
Price / 2015 EPS	$25.91 - $29.69
Price / 2016 EPS	$24.58 - $28.10

First Merchants Discounted Cash Flow Analysis

River Branch calculated a range of implied values for First Merchants common stock by estimating the present value of cash flows First Merchants could provide to equity holders through 2017 and a terminal value utilizing the following assumptions, among others:

•	financial projections from 2015 – 2017 based on consensus research analyst estimates;

•	maintenance of an 8.00% tangible common equity-to-tangible asset ratio;

•	discount rates from 10.5% to 12.5%;

•	annual budget variance of (10%) to 10%; and

•	perpetual cash flow growth of 4.0% beginning in 2018 to calculate terminal value using the Gordon Growth Model.

The calculations resulted in a range of implied values of $15.20 to $38.75 per share of First Merchants’ common stock as compared to the closing stock price of First Merchants on June 25, 2015 of $24.94.

Discount Rate	Percentage of Analyst Forecasted EPS Achieved Each Year
	90%	95%	100%	105%	110%
10.5%	$19.49	$23.35	$27.81	$32.92	$38.75
11.5%	$17.06	$20.34	$24.12	$28.44	$33.38
12.5%	$15.20	$18.04	$21.30	$25.04	$29.28

The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, perpetual growth rates and discount rates, and the results of such methodology are highly dependent on these assumptions. The analysis does not purport to be indicative of the actual values or expected values of First Merchants. In addition, the analysis relates only to the potential value achieved by First Merchants as a stand-alone entity based on assumptions described herein. In addition, the analysis is not intended to, and does not purport to, reflect values achieved on a post-Merger basis.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by River Branch. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. River Branch believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, River Branch did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor

(positive or negative), considered in isolation, supported or failed to support its opinion. Rather, River Branch considered the totality of the factors and analyses performed in determining its opinion. In performing its analyses, River Branch made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Ameriana Bancorp’s, First Merchants’ or River Branch’s control. In addition, analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and the analyses used or performed by River Branch are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, River Branch’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold, and the range of valuations resulting from any particular analysis described above should not be taken to be River Branch’s view of Ameriana Bancorp’s or First Merchants’ actual value. None of the selected companies reviewed is identical to Ameriana Bancorp or First Merchants. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of River Branch’s analysis, may be considered similar to those of Ameriana Bancorp or First Merchants, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Ameriana Bancorp or First Merchants, as applicable. The analyses of River Branch and its opinion were among a number of factors taken into consideration by the Ameriana Board in making its determination to approve the Merger Agreement, and the analyses described above should not be viewed as determinative of the decision of the Ameriana Board to approve the Merger Agreement.

As a part of its investment banking business, River Branch and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, private placements and valuations for corporate and other purposes. River Branch was selected to advise Ameriana Bancorp with respect to the Merger on the basis of such experience and its familiarity with Ameriana Bancorp.

For financial advisory services rendered in connection with the Merger, River Branch received a non-refundable cash retainer of $100,000 due at signing of the engagement letter, and a fairness opinion fee of $200,000 due upon delivery of such opinion. In addition, contingent upon the completion of the Merger, Ameriana Bancorp has agreed to pay River Branch a fee of 1.25% of the total consideration to be received by holders of Ameriana Bancorp common stock at the consummation of the Merger. In addition, Ameriana Bancorp has agreed to reimburse River Branch for certain expenses incurred in connection with its service and will indemnify River Branch for certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of its opinion letter, River Branch has performed financial and strategic advisory services for Ameriana Bancorp for which it did not receive any compensation from Ameriana Bancorp, beyond the non-refundable cash retainer referenced in the previous paragraph. There are no material relationships that existed during the two years prior to the date of River Branch’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of a relationship between River Branch and First Merchants.

Dissenting Shareholders

The shareholders of Ameriana Bancorp are not entitled to dissenters’ rights under Indiana Code Section 23-1-44, as amended, because the shares of Ameriana Bancorp common stock are traded on The NASDAQ Capital Market.

Registration of First Merchants Common Stock

Shares of First Merchants common stock to be issued to Ameriana Bancorp shareholders in the Merger will be registered under the Securities Act. These shares may be traded freely without restriction by those Ameriana

Bancorp shareholders not considered to be “affiliates” of First Merchants under the Securities Act after the Merger is complete. At the present time, there are no persons involved in the management of Ameriana Bancorp who are anticipated to be an “affiliate” of First Merchants after the Merger.

Regulatory Approvals

The Merger cannot be completed until First Merchants receives necessary regulatory approvals, which include the approval of the Federal Reserve Board as to the Merger and the OCC as to the Bank Merger. First Merchants has filed an application with the OCC for approval of the Bank Merger and with the Federal Reserve Board for approval of the Merger. First Merchants cannot be certain when such approvals will be obtained or if they will be obtained.

In reviewing the applications, the federal banking regulators consider various factors including:

1.	the financial and managerial resources and future prospects of First Merchants and its subsidiaries;

2.	the competitive effects of the Merger and Bank Merger; and

3.	the convenience and needs of the community served by Ameriana Bank.

The federal banking regulators may not approve the Merger if they find that the effect of the Merger substantially lessens competition, tends to create a monopoly or results in a restraint of trade, unless the regulators find that the anti-competitive effects of the proposed Merger are outweighed by the public interest and the probable effect of the Merger in meeting the convenience and needs of the communities to be served.

After the regulators’ approval is received, the Bank Merger cannot be completed for thirty (30) days. During this 30-day waiting period, the United States Department of Justice has the authority to challenge the Merger on antitrust grounds. With the approval of the regulators and the Department of Justice, the waiting period can be reduced to fifteen (15) days.

The approval of the federal banking regulators is not the opinion of the regulatory authorities that the Merger or the Bank Merger is favorable to the Ameriana Bancorp and First Merchants shareholders from a financial point of view or that the regulators have considered the adequacy of the terms of the Merger or the Bank Merger. The approvals in no way constitute an endorsement or a recommendation of the Merger or the Bank Merger by the federal banking regulators.

Effective Date of the Merger

The Merger will be consummated if the Merger Proposal is approved by the Ameriana Bancorp shareholders, all required consents and approvals are obtained and all other conditions to the Merger are either satisfied or waived. The Merger will become effective when Articles of Merger are filed with the Secretary of State of Indiana or at such later date and time as may be specified in the Articles of Merger. The closing of the Merger will likely occur in the month in which any applicable waiting period following the last approval of the Merger expires or on such other date as agreed to by the parties. We currently anticipate that the Merger will be completed during the fourth quarter of 2015 or first quarter of 2016. However, completion of the Merger could be delayed if there is a delay in obtaining the required shareholder or regulatory approvals or in satisfying the other conditions to completion of the Merger. Ameriana Bancorp and First Merchants have the right, subject to certain conditions, to terminate the Merger Agreement if the Merger is not completed by January 31, 2016 (or March 31, 2016 if the sole impediment to closing is the lack of a necessary regulatory approval).

The NASDAQ Global Select Market Listing

First Merchants will file a notification with The NASDAQ Global Select Market regarding the issuance of First Merchants common stock in the Merger. Following the Merger, the First Merchants shares issued to Ameriana Bancorp shareholders will be listed on The NASDAQ Global Select Market.

Accounting Treatment

The Merger will be accounted for as an acquisition transaction for accounting and financial reporting purposes. As a result, Ameriana Bancorp’s assets, including identified intangible assets, and liabilities will be recorded by First Merchants on its books at their fair values and added to those of First Merchants. Any excess payment by First Merchants over the fair value of the net assets and identifiable intangibles of Ameriana Bancorp will be recorded as goodwill on the financial statements of First Merchants. Conversely, any excess of the fair value of the net assets acquired over the payment made by First Merchants will be allocated as a reduction of all assets.

Registration Statement

First Merchants has filed a Registration Statement on Form S-4 with the SEC in order to register the shares of First Merchants common stock to be issued pursuant to the Merger under the Securities Act. Because First Merchants common stock is listed on The NASDAQ Global Select Market, it is exempt from the statutory registration requirements of each state in the United States. Therefore, First Merchants has not taken any steps to register its stock under state laws.

Interests of Certain Persons in the Merger

When considering the recommendation of the Board of Directors of Ameriana Bancorp, you should be aware that certain of the directors and officers of Ameriana Bancorp have interests in the Merger other than their interests as Ameriana Bancorp shareholders, pursuant to certain agreements and understandings that are set forth in the Merger Agreement. These interests are different from, or in conflict with, your interests as Ameriana Bancorp shareholders. The members of Ameriana Bancorp’s Board of Directors and the First Merchants’ Board of Directors were aware of these additional interests, and considered them, when they approved the Merger Agreement. Except as follows, to the knowledge of Ameriana Bancorp, the officers and directors of Ameriana Bancorp do not have any material interest in the Merger apart from their interests as shareholders.

Cash Payment for Outstanding Options. Under the terms of the Merger Agreement, all Ameriana Bancorp stock options that are outstanding and unexercised at the time of the Merger, whether or not vested, will be converted into the right to receive cash in an amount equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less applicable exercise price. As of October 7, 2015, the executive officers and directors of Ameriana Bancorp as a group held options to purchase an aggregate of [●] shares of Ameriana Bancorp common stock, including options to purchase [●] shares which have not yet vested. If none of such options are exercised prior to completion of the Merger, the executive officers and directors of Ameriana Bancorp, as a group will receive an aggregate of approximately $[●] upon conversion of their stock options. See “THE MERGER—Merger- Related Compensation Payable to Ameriana Bancorp’s Named Executive Officers” beginning on page 61 for the amounts payable to the named executive officers.

Employment Agreements with Ameriana Bank. Ameriana Bank maintains an employment agreement with each of Jerome J. Gassen, President and Chief Executive Officer, John L. Letter, Executive Vice President and Chief Financial Officer and Deborah C. Robinson, Executive Vice President and Chief Banking Officer (each referred to as the “executive”), respectively. Each agreement has a thirty-six (36) month term and may be renewed by the Board of Directors of Ameriana Bank for an additional year on an annual basis. The employment agreements are terminable with or without cause by Ameriana Bank.

If the executive involuntarily separates from service or separates from service for “good reason” (as described in the agreements), in either case during the then current term of the employment agreement following a change in control, Ameriana Bank or the Bank will pay the executive a lump sum amount equal to 2.99 times his or her average annual compensation for the most recent five taxable years ending before the year in which the change in control occurs. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times an individual’s “base amount” (defined as average annual taxable compensation over the five preceding calendar years) constitute “excess parachute payments.” If the change in control payments exceed three times the individual’s base amount, the Internal Revenue Code imposes a 20% excise tax on the amount that exceeds the individual’s base amount and Section 280G of the Internal Revenue Code limits the employer’s deduction to the base amount. The employment agreements limit the payments made under the agreements to the executives in connection with a change in control so that the payments will not constitute excess parachute payments.

Indemnification and Continued Director and Officer Liability Coverage. From and after the effective time of the Merger, First Merchants has agreed to indemnify and hold harmless each person who is now, or who has been at any time before the effective time of the Merger, an officer or director of Ameriana Bancorp and its subsidiaries against all losses, costs, damages or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the Merger to the same extent as Ameriana Bancorp currently provides for indemnification of its officers and directors. In addition, First Merchants has agreed to provide directors’ and officers’ liability insurance coverage for a period of six (6) years following the effective time of the Merger to the officers and directors of Ameriana Bank and Ameriana Bancorp immediately before the effective time of the Merger under the directors’ and officers’ liability insurance policy currently maintained by Ameriana Bancorp or under a policy with comparable or better coverage.

Merger-Related Compensation Payable to Ameriana Bancorp’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to each named executive officer of Ameriana Bancorp that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to Ameriana Bancorp’s named executive officers. The three (3) “named executive officers” of Ameriana Bancorp are Jerome J. Gassen, President and Chief Executive Officer of Ameriana Bancorp, John J. Letter, Executive Vice President, Treasurer and Chief Financial Officer of Ameriana Bancorp, and Deborah C. Robinson, Executive Vice President and Chief Banking Officer of Ameriana Bancorp. Ameriana Bancorp shareholders are being asked to approve, on a non-binding, advisory basis, such compensation for these executive officers (see “Merger-Related Compensation Proposal” beginning on page 38). Because the vote to approve such compensation is advisory only, it will not be binding on either Ameriana Bancorp or First Merchants. Accordingly, if the Merger is completed, the compensation will be paid (or payable) regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described below.

Except as noted in the footnotes to the table, the amounts indicated below are estimates of amounts that would be payable if the Merger were consummated on September 30, 2015. See the footnotes to the table for additional information.

Golden Parachute Compensation

Name And Principal Position	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Jerome J. Gassen President and Chief Executive Officer	$905,415	$80,530	—	$985,945

John J. Letter Executive Vice President, Treasurer and Chief Financial Officer	$385,371	$42,480	—	$427,851

Deborah C. Robinson Executive Vice President and Chief Banking Officer	$334,339	$58,600	—	$392,939

(1)	The amounts in this column represent the cash severance payable to Messrs. Gassen and Letter and Ms. Robinson under their employment agreements upon qualifying terminations of employment.
(2)	The amounts in this column represent the aggregate value of the cash payment in cancellation of the Ameriana stock options, based on a per share value of $21.61, less the applicable per share exercise price.

Litigation Relating to the Merger

On July 8, 2015, a purported shareholder of Ameriana Bancorp filed a putative class action lawsuit captioned Shiva Stein, individually and on behalf of others similarly situated vs. Ameriana Bancorp et al., Cause No. 49D10-1507-PL-022566 in the Marion County, Indiana Superior Court 10 against Ameriana Bancorp, its Board of Directors and First Merchants. Plaintiff amended the complaint on September 23, 2015. The amended complaint alleges direct and derivative claims for breach of fiduciary duties by the members of the Board of Directors regarding the proposed Merger and claims against First Merchants for allegedly aiding and abetting those alleged breaches. The plaintiff seeks (1) class certification, (2) to enjoin the Merger, (3) a declaration that the Merger Agreement is unlawful and unenforceable, (4) an order directing the members of Ameriana Bancorp’s Board of Directors to commence a new sales process, (5) an order rescinding the Merger Agreement, and (6) compensatory damages, expert fees, attorneys’ fees, and costs in an unspecified amount. At this early stage of the litigation, it is not possible to assess the probability of a material adverse outcome or reasonably estimate any potential financial impact of the lawsuit on Ameriana Bancorp. Ameriana Bancorp, its Board of Directors and First Merchants believe the claims against them are without merit and intend to contest the matter vigorously.

On September 22, 2015, a purported shareholder of Ameriana Bancorp filed a putative class action lawsuit captioned Darrell F. Ewing v. Ameriana, et al., No. 1:15-CV-01491 in U.S. District Court in the Southern District of Indiana against Ameriana Bancorp, its Board of Directors and First Merchants. The complaint generally alleges various claims of federal securities law violations and that the Directors of Ameriana Bancorp breached their fiduciary duties by providing materially inadequate disclosures and material disclosure omissions with respect to the proposed Merger. The plaintiff seeks (1) class certification, (2) to enjoin the Merger or, in the event the Merger is completed before entry of an injunction, to rescind the Merger or be awarded an unspecified amount of rescissory damages, (3) compensatory damages in an unspecified amount, and (4) costs and expenses, including attorneys’ and expert fees. At this early stage of the litigation, it is not possible to assess the probability of a material adverse outcome or reasonably estimate any potential financial impact of the lawsuit on Ameriana Bancorp. Ameriana Bancorp, its Board of Directors and First Merchants believe the claims against them are without merit and intend to contest the matter vigorously.

THE MERGER AGREEMENT

The following summary highlights certain material provisions of the Merger Agreement. Because this is a summary of the Merger Agreement, it does not contain a description of all of the terms of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. You should read carefully the entire Merger Agreement, which is attached to this document as Annex A and is incorporated herein by reference.

Description of the Merger

Under the terms and subject to the conditions of the Merger Agreement unanimously approved by each of Ameriana Bancorp’s and First Merchants’ Boards of Directors, Ameriana Bancorp will merge with and into First Merchants and the separate corporate existence of Ameriana Bancorp will cease. Immediately following the Merger, Ameriana Bank will merge with and into First Merchants Bank and Ameriana Bank will cease to exist as a separate entity. The Articles of Incorporation and Bylaws of First Merchants, as in effect prior to the Merger, will be the Articles of Incorporation and Bylaws of First Merchants after the Merger.

Representations and Warranties

The Merger Agreement contains some customary representations and warranties made both by Ameriana Bancorp and First Merchants, including representations and warranties relating to:

•	due organization and existence;

•	corporate power and authorization to enter into the transactions contemplated by the Merger Agreement;

•	capitalization;

•	governmental filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	third-party filings, notices, authorizations, consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	corporate books and records;

•	compliance with law;

•	litigation and pending proceedings;

•	financial statements;

•	absence of certain material changes or events;

•	absence of undisclosed liabilities;

•	absence of default under material contracts and agreements;

•	loans and investments;

•	employee benefits plans and plan compliance;

•	taxes, returns and reports;

•	subsidiaries;

•	title to assets;

•	certain obligations to employees;

•	properties owned and leased;

•	shareholder rights plans;

•	indemnification agreements;

•	deposit insurance with the Federal Deposit Insurance Corporation;

•	reports to regulatory agencies;

•	environmental matters;

•	compliance with the securities laws and filings with the Securities and Exchange Commission; and

•	brokerage fees.

The representations and warranties in the Merger Agreement will not survive the effective date of the Merger or the termination of the Merger Agreement. After the effective date of the Merger or termination of the Merger Agreement, neither Ameriana Bancorp and the officers and directors of Ameriana Bancorp and its subsidiaries nor First Merchants and its officers and directors will have any liability for any of their representations and warranties made in the Merger Agreement unless the Merger Agreement is terminated as a result of a willful breach, in which case the non-breaching party may recover appropriate damages from the breaching party.

Conditions to Completion of the Merger

First Merchants’ and Ameriana Bancorp’s obligations to complete the Merger are subject to the satisfaction of the following conditions, among other things, at or prior to the effective time of the Merger:

1.	the approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of Ameriana Bancorp common stock;

2.	the receipt of all regulatory approvals required for the Merger and the Bank Merger and the expiration of any regulatory waiting periods prior to consummation of the Merger;

3.

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects on and as of the effective date of the Merger, except that representations and warranties that are qualified by materiality or a Material Adverse Effect (as defined below) must be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date. For the purpose of the Merger Agreement, a “Material Adverse Effect” means any effect that (i) is material and adverse to the financial position, results of operations or business of Ameriana Bancorp and Ameriana Bank, Ameriana Insurance Agency, Inc., and Ameriana Financial Services, Inc. (collectively, the “Subsidiaries”) taken as a whole, or First Merchants and First Merchants Bank taken as a whole, as applicable or (ii) would materially impair the ability of Ameriana Bancorp or First Merchants, as applicable, to perform its obligations under the Merger Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Ameriana Bancorp and Ameriana Bank, or First Merchants and First Merchants Bank, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by the Merger Agreement and disclosed to First Merchants, (g) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of Ameriana Bancorp and the Subsidiaries, or First Merchants and First Merchants Bank, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants common stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect);

4.	the covenants made by the parties must have been complied with in all material respects from the date of the Merger Agreement through and as of the effective date of the Merger;

5.	Ameriana Bancorp must have received an opinion of Kilpatrick Townsend & Stockton LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized in the Merger by a U.S. Holder to the extent the U.S. Holder receives shares of First Merchants common stock as the sole consideration for the U.S. Holder’s shares of Ameriana Bancorp common stock, except that gain or loss will be recognized with respect to any cash received.

6.	First Merchants must have received an opinion of Bingham Greenebaum Doll LLP that, for U.S. federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

7.	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the First Merchants shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

8.	the shares of First Merchants common stock to be issued in the Merger shall have been listed for trading on The NASDAQ Global Select Market (subject to official notice of issuance);

9.	there must be no order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger; and

10.	receipt by each party of an officer’s certificate, certain legal opinions and various closing documents.

The conditions to completion of the Merger are subject to waiver by the party benefiting from such condition. The conditions may also be altered by the written agreement of both parties. If these and other conditions are not satisfied or waived, First Merchants and/or Ameriana Bancorp may terminate the Merger Agreement. See “THE MERGER AGREEMENT—Termination; Waiver; Amendment,” “THE MERGER—Regulatory Approvals,” “THE MERGER—Interests of Certain Persons in the Merger,” “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES,” and Annex A.

Termination; Waiver; Amendment

First Merchants and Ameriana Bancorp may terminate the Merger Agreement at any time before the Merger is completed, including after the Ameriana Bancorp shareholders have approved the Merger, if one of the events which gives the party the right to terminate occurs. The Merger Agreement may be terminated:

1.	by mutual consent of First Merchants and Ameriana Bancorp in writing;

2.	by either First Merchants or Ameriana Bancorp if there has been a material breach by the other of any of the covenants or any of the representations or warranties set forth in the Merger Agreement, which is not cured within thirty (30) days following written notice given by the non-breaching party to the party committing the breach;

3.	by either First Merchants or Ameriana Bancorp if any event, fact or circumstance has occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

4.	by either First Merchants or Ameriana Bancorp if any governmental or regulatory approval required to permit the consummation of the transactions contemplated in the Merger Agreement shall have been denied and such denial is final and non-appealable;

5.	by either First Merchants or Ameriana Bancorp if any court or governmental or regulatory authority shall have issued a final non-appealable order enjoining or otherwise prohibiting consummation of the transactions contemplated in the Merger Agreement;

6.	by either First Merchants or Ameriana Bancorp if the Merger has not been completed by January 31, 2016, provided the terminating party is not then in material breach of any representation warranty or covenant and, provided, further, that if the sole impediment to closing is the lack of any necessary regulatory approval, then such termination date shall be extended to March 31, 2016;

7.	by Ameriana Bancorp if its Board of Directors determines in the exercise of its fiduciary duties that it must terminate the Merger Agreement after receipt of an unsolicited superior acquisition proposal from a third party;

8.	by First Merchants if Ameriana Bancorp’s Board of Directors withdraws or modifies its recommendation to Ameriana Bancorp shareholders to vote for the Merger following receipt of a proposal of an acquisition from a third party;

9.	by First Merchants if Ameriana Bancorp fails to give First Merchants timely notice of any inquiry by a third party with respect to an acquisition of Ameriana Bancorp or Ameriana Bank; or

10.	by First Merchants if Ameriana Bancorp gives First Merchants notice that it intends to furnish information to or enter into discussions or negotiations with a third party relating to a proposed acquisition of Ameriana Bancorp or Ameriana Bank and those negotiations are not terminated within sixty (60) days.

Upon termination for any of these reasons, the Merger Agreement will be void and of no further force or effect. However, if either First Merchants or Ameriana Bancorp willfully breaches any of the representations and warranties or agreements set forth in the Merger Agreement, then the other party will be entitled to recover appropriate damages for the breach. Notwithstanding the foregoing, if First Merchants terminates the Merger Agreement under items 8, 9 or 10 above or if Ameriana Bancorp terminates the Merger Agreement in accordance with item 7 above, Ameriana Bancorp must pay First Merchants $1,500,000 as a termination fee to reimburse First Merchants for the considerable time and expense invested by First Merchants in furtherance of the Merger.

First Merchants and Ameriana Bancorp can agree to amend the Merger Agreement and can waive their right to require the other party to adhere to the terms and conditions of the Merger Agreement, where the law allows. However, First Merchants and Ameriana Bancorp cannot amend the Merger Agreement after the Ameriana Bancorp shareholders approve the Merger without their further approval if the amendment would decrease the Merger Consideration or materially adversely affect the rights of Ameriana Bancorp shareholders or the tax consequences of the Merger to the shareholders of Ameriana Bancorp.

Restrictions Affecting the Parties Prior to Completion of the Merger

The Merger Agreement contains a number of restrictions regarding the conduct of the business of First Merchants, Ameriana Bancorp and Ameriana Bank until the Merger is completed. Among other items and subject to certain limited exceptions, Ameriana Bancorp and Ameriana Bank may not take any of the following actions, without the prior written consent of First Merchants:

•	make any change to their capital structure, including redemption of shares of common stock;

•	authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement;

•	declare, distribute or pay any dividends, authorize a stock split or make any other distribution to their shareholders, except for (i) Ameriana Bancorp’s quarterly cash dividend in an amount not to exceed $0.04 per share; provided, however, Ameriana Bancorp and First Merchants shall coordinate Ameriana Bancorp’s dividend schedule for the quarter in which the Merger is completed so that Ameriana Bancorp shareholders do not receive dividends on both First Merchants and Ameriana Bancorp common stock during the same calendar quarter; (ii) and Ameriana Bancorp’s expenses of operation and its business and payment of fees and expenses incurred in connection with the Merger;

•	except for the fiduciary obligations of Ameriana Bancorp to entertain a superior third-party acquisition proposal, merge, combine, consolidate or sell their assets or securities to any other person or entity or effect a share exchange or enter into any transaction not in the ordinary course of business;

•	incur any liability or obligation, make any commitment, payment or disbursement, enter into any contract or agreement, or acquire or dispose of any property, other than real estate owned, or asset having a fair market value in excess of $150,000 except for payments and disbursements made in the ordinary course of business consistent with past practice, property acquired or disposed of in connection with foreclosures of mortgages or enforcement of security interests, loans in the ordinary course of business and deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business;

•	subject any of their assets or properties to any mortgage, lien, or encumbrance, except in the ordinary course of business consistent with past practice;

•	promote or increase or decrease the rate of compensation or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer, or employee of Ameriana Bancorp or Ameriana Bank, except for promotions and non-material increases in the ordinary course of business and in accordance with their past practices;

•	subject to certain exceptions, execute, create, institute, modify or amend any employee benefit plan or agreement for current or former directors, officers or employees of Ameriana Bancorp or any Subsidiary, change the level of benefits or payments under any such employee benefit plan or agreement or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or as specifically provided in the Merger Agreement;

•	amend their Articles of Incorporation or Bylaws from those in effect on June 26, 2015;

•	subject to certain exceptions, modify, amend or institute new employment practices or enter into, renew or extend any employment or severance agreement with any present or former directors, officers or employees of Ameriana Bancorp or any Subsidiary;

•	give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any common stock of any Subsidiary;

•	fail to maintain Ameriana Bank’s reserve for loan losses or any other reserve account in the ordinary course of business and in accordance with sound banking practices; or

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or entity.

In addition, until the Merger is consummated or the Merger Agreement is terminated, First Merchants and Ameriana Bancorp shall carry on their business diligently and in the ordinary course of business and use their best efforts to preserve their business organizations and existing business relationships intact.

This discussion of the restrictions imposed by the Merger Agreement is not intended to be exhaustive, but includes material restrictions imposed on the parties. Please refer to the Merger Agreement, attached as Annex A, for a complete listing of the restrictions.

Fees and Expenses

First Merchants and Ameriana Bancorp will pay their own fees, costs, and expenses incurred in connection with the Merger, including the fees of any investment bankers engaged by such party.

Management After the Merger

First Merchants will be the surviving corporation in the Merger and Ameriana Bancorp’s separate corporate existence will cease. Accordingly, the directors and officers of Ameriana Bancorp will no longer serve in such capacities after the completion of the Merger. Similarly, First Merchants Bank will be the surviving national banking association in the Merger with Ameriana Bank and Ameriana Bank’s separate corporate existence will cease.

The directors of First Merchants and First Merchants Bank immediately prior to the Mergers will continue to be the directors of First Merchants and First Merchants Bank following the Merger until they resign or until their respective successors are duly elected and qualified.

The officers of First Merchants and First Merchants Bank immediately prior to the Merger will continue to be the officers of First Merchants and First Merchants Bank following the Mergers until they resign or until their successors are duly elected and qualified.

Indemnification and Insurance of Ameriana Bancorp Directors and Officers

First Merchants has agreed to indemnify and hold harmless each director and officer of Ameriana Bancorp and Ameriana Bank for six (6) years after the effective time of the Merger in connection with any losses arising out of the fact that any such person is or was a director or officer of Ameriana Bancorp or Ameriana Bank at or prior to the effective time of the Merger to the same extent as would have been available under the articles of incorporation, bylaws or other indemnification agreement of Ameriana Bancorp and Ameriana Bank.

In addition, First Merchants has agreed to use its reasonable best efforts to include Ameriana Bancorp’s and Ameriana Bank’s present and former directors and officers on its existing insurance, or to obtain directors’ and officers’ liability insurance “tail” policy coverage for Ameriana Bancorp’s and Ameriana Bank’s present and former directors and executive officers, for a period of six (6) years, which will provide the directors and officers with coverage containing terms no less advantageous than the coverage currently provided by Ameriana Bancorp to such directors and officers for claims based on activity prior to the effective time of the Merger. However, First Merchants has no obligation during the 6-year period to pay an aggregate amount in premiums which is more than two (2) times the current annual amount spent by Ameriana Bancorp to maintain its current directors’ and officers’ insurance coverage. If First Merchants is unable to obtain the coverage described above, First Merchants has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available.

After the Merger, Ameriana Bancorp’s and Ameriana Bank’s officers and employees who become officers, directors or employees of First Merchants or its subsidiaries shall have the same directors and officers insurance coverage and indemnification protection that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries.

Employee Benefit Plans

The Merger Agreement provides that the current employees of Ameriana Bancorp and the Subsidiaries who continue as employees of First Merchants or its subsidiaries following the Merger will be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of Ameriana Bancorp or the Subsidiaries subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with Ameriana Bancorp or the Subsidiaries will be treated as service with First Merchants; provided, however, that service with Ameriana Bancorp or the Bank shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits.

Voting Agreement

Each member of the Board of Directors and certain executive officers have entered into a voting agreement with First Merchants as of the date of the Merger Agreement whereby the parties have agreed, subject to their fiduciary duties to entertain a superior third-party acquisition proposal under the Merger Agreement, to vote, or cause to be voted, all of their shares of Ameriana Bancorp common stock and shares owned by certain affiliates over which they have voting control in favor of the Merger Proposal. The number of shares of common stock subject to such voting agreement is 156,028 shares of Ameriana Bancorp common stock, representing 5.1% of the outstanding shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material federal income tax consequences of the Merger to U.S. Holders (as hereinafter defined) of Ameriana Bancorp common stock that exchange their shares of Ameriana Bancorp common stock for shares of First Merchants common stock. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service (the “IRS”) and case law, all as currently in effect and which are subject to differing interpretations and subject to change at any time by legislative, judicial or administrative action, possibly with retroactive effect. This discussion is limited to U.S. Holders, who hold their shares of Ameriana Bancorp common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment).

This discussion does not address the federal income tax consequences of shareholders who are not U.S. Holders, nor does it address all of the tax consequences relevant to certain U.S. Holders including, but not limited to, S corporations, partnerships or other pass-through entities (including investors in pass-through entities), financial institutions, insurance companies, tax-exempt organizations, trusts described in Sections 1361(c)(2)(A) and 1361(d)) of the Internal Revenue Code), dealers in securities or currencies, traders in securities that use a mark to market method of accounting, persons who hold Ameriana Bancorp common stock as part of a straddle, hedge, constructive sale conversion or other integrated transaction, persons who acquired their shares of Ameriana Bancorp common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified plan, regulated investment companies, real estate investment trusts and foreign persons or persons whose “functional currency” is not the U.S. dollar. This discussion also does not address the tax consequences of persons who are subject to alternative minimum tax, nor does it address the tax consequences of the Merger under state, local or foreign tax laws.

All U.S. Holders including, but not limited to, the U.S. Holders referenced immediately above, should consult their own tax advisors about the tax consequences of the Merger to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Ameriana Bancorp common stock that for U.S. federal income tax purposes is an individual who is a citizen or resident of the U.S., a corporation or entity taxed as a corporation that was organized under the laws of the U.S. or any state or the District of Columbia, an estate the income of which is subject to U.S. federal income tax regardless of its source, or a trust that (i) is subject to the supervision of a court within the U.S. and the control of one (1) or more U.S. Persons (as hereinafter defined) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person. For purposes of this discussion, “U.S. Person” shall have the meaning ascribed to it by Section 7701(a)(30) of the Internal Revenue Code.

Tax Consequences of the Merger Generally

The parties intend for the Merger to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. It is a condition to the obligation of First Merchants to complete the Merger that First Merchants obtain an opinion from the law firm of Bingham Greenebaum Doll LLP that the Merger to be effected pursuant to the Merger Agreement constitutes a reorganization under Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Ameriana Bancorp to complete the Merger that Ameriana Bancorp receive an opinion from the law firm of Kilpatrick Townsend & Stockton LLP that the Merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized in the Merger by a U.S. Holder to the extent the U.S. Holder receives shares of First Merchants common stock as the sole consideration for the U.S. Holder’s shares of Ameriana Bancorp common stock, except that gain or loss will be recognized with respect to any cash received.

The obligation of each of Bingham Greenebaum Doll LLP and Kilpatrick Townsend & Stockton LLP to deliver such opinions is conditioned on the Merger satisfying the statutory and regulatory requirements of a

“reorganization.” The determination by tax counsel as to whether the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code is based on the facts and law existing as of the effective date of the Merger.

These opinions will be subject to customary qualifications and assumptions, including that the Merger will be completed according to the terms of the Merger Agreement. In rendering the tax opinions, each counsel may require and rely on factual representations of First Merchants and Ameriana Bancorp. If any of such assumptions or representations is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither of these opinions will be binding on the IRS. First Merchants and Ameriana Bancorp do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

Tax Consequences to First Merchants, First Merchants Shareholders and Ameriana Bancorp

No gain or loss will be recognized by First Merchants, First Merchants shareholders or Ameriana Bancorp with respect to the Merger.

Tax Consequences of the Merger to U.S. Holders of Ameriana Bancorp Common Stock

•	Exchange of Ameriana Bancorp Common Stock for First Merchants Common Stock

In general, a U.S. Holder who receives First Merchants common stock in exchange for Ameriana Bancorp common stock will not recognize any gain or loss on the exchange for federal income tax purposes. The basis of First Merchants common stock received by each of the U.S. Holders in exchange for their Ameriana Bancorp common stock will generally be equal to such U.S. Holder’s tax basis in the Ameriana Bancorp common stock exchanged.

Reporting Requirements

U.S. Holders who are “significant holders” and receive First Merchants common stock in exchange for Ameriana Bancorp common stock are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the Merger) in the Ameriana Bancorp common stock exchanged in the Merger and the fair market value (determined immediately before the Merger) of the Ameriana Bancorp common stock exchanged in the Merger.

A “significant holder” is a holder of Ameriana Bancorp common stock who immediately before the Merger either (i) owned at least five percent (5%) of the total outstanding stock of Ameriana Bancorp by vote or by value or (ii) owned Ameriana Bancorp common stock with a tax basis of at least $1 million.

All Ameriana Bancorp shareholders will be required to retain permanent tax records of the tax basis of Ameriana Bancorp common stock exchanged and the First Merchants common stock and cash, if any, received in the Merger.

This discussion is of a general nature only, is not exhaustive, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Because of the complexity of the tax law and because of the unique tax consequences to the shareholders following the Merger, each shareholder is strongly urged to consult such shareholder’s own tax advisor as to the particular tax consequences to such shareholder of the Merger, including the applicability and effect of federal, state, local, foreign and other tax laws in such shareholder’s particular circumstances.

DESCRIPTION OF FIRST MERCHANTS

The following information should be read with the financial statements incorporated by reference into this proxy statement and prospectus.

Business

First Merchants is a financial holding company headquartered in Muncie, Indiana and was organized in September 1982. First Merchants common stock is listed on The NASDAQ Global Select Market under the symbol “FRME.”

First Merchants has one (1) full-service bank charter, First Merchants Bank, National Association, which opened for business in Muncie, Indiana, in March 1893. First Merchants Bank also operates Lafayette Bank and Trust, Commerce National Bank and First Merchants Trust Company as divisions of First Merchants Bank. First Merchants Bank includes over one hundred (100) banking locations in twenty-six (26) Indiana and two (2) counties in each of Ohio and Illinois. First Merchants Bank’s business activities are currently limited to one (1) significant business segment, which is community banking.

As of June 30, 2015, First Merchants had consolidated assets of $6.1 billion, consolidated deposits of $4.8 billion and shareholders’ equity of $750 million. As of June 30, 2015, First Merchants and its subsidiaries had 1,464 full-time equivalent employees.

First Merchants’ principal office is located at 200 East Jackson Street, Muncie, Indiana 47305. Its telephone number is (765) 747-1500.

Incorporation of Certain Information Regarding First Merchants by Reference

The foregoing information concerning First Merchants does not purport to be complete. Certain additional information relating to First Merchants’ business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by First Merchants with the SEC and listed under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123. If you desire copies of any of these documents, you may contact First Merchants at its address or telephone number indicated under “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 123.

DESCRIPTION OF AMERIANA BANCORP

The following information should be read with the financial statements included within this proxy statement and prospectus.

Business

Ameriana Bancorp is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, incorporated in 1989 under Indiana law and headquartered in New Castle, Indiana. Ameriana Bancorp’s wholly-owned bank subsidiary is Ameriana Bank, an Indiana state bank (the “Bank”).

At June 30, 2015, on a consolidated basis, Ameriana Bancorp had assets of approximately $481 million, deposits of approximately $389 million, and shareholders’ equity of approximately $41 million. Ameriana Bancorp’s common stock is listed on The NASDAQ Capital Market under the symbol “ASBI.”

Regulation and Supervision of Ameriana Bancorp

Certain of the regulatory requirements that are or will be applicable to Ameriana Bancorp or the Bank are described below. The description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Ameriana Bancorp and the Bank and is qualified in its entirety by reference to the actual statutes and regulations.

General. As a bank holding company, Ameriana Bancorp is subject to Federal Reserve Board regulations, examinations, supervision, reporting requirements and regulations concerning its activities. In addition, the Federal Reserve Board has enforcement authority over Ameriana Bancorp. As a public reporting company registered with the SEC, Ameriana Bancorp is required to file annual, quarterly and current reports with the SEC. Ameriana Bancorp is also subject to regular examination by the Federal Reserve Board.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including its depository institution subsidiaries being well-capitalized and well managed, to opt to become a “financial holding company,” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. The Dodd-Frank Act added the requirements that the holding company itself be well-capitalized and “well managed.” Ameriana Bancorp has not opted to become a financial holding company. The Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.” See “Regulation and Supervision of the Bank—Federal Banking Law-Prompt Corrective Regulatory Action.” The Federal Reserve Board has long had a policy under which bank holding companies are required to serve as a source of strength for their depository subsidiaries by providing capital, liquidity and other resources in times of financial distress. The Dodd-Frank Act codified the source of strength doctrine and required the issuance of implementing regulations.

Stock Repurchases. As a bank holding company, Ameriana Bancorp is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of Ameriana Bancorp’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are “well-capitalized,” “well-managed” and are not the subject of any unresolved supervisory issues.

Acquisitions. Ameriana Bancorp is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior Federal Reserve Board approval will also be required for Ameriana Bancorp to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Ameriana Bancorp would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the Federal Reserve Board considers the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. With certain exceptions, the Bank Holding Company Act (the “BHCA”) prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities, which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of Ameriana Bancorp are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations.

Under the Change in Bank Control Act of 1978 (the “CBCA”), notice must be submitted to the Federal Reserve Board if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Ameriana Bancorp’s outstanding voting securities, unless the Federal Reserve Board determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the Federal Reserve Board has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquirer, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain “control” of Ameriana Bancorp within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Ameriana Bancorp’s voting securities or the ability to control in any manner the election of a majority of Ameriana Bancorp’s directors.

Under Indiana banking law, prior approval of the Indiana Department of Financial Institutions is also required before any person may acquire control of an Indiana bank or bank holding company. The Department will issue a notice approving the transaction if it determines that the persons proposing to acquire the Indiana bank or bank holding company are qualified in character, experience and financial responsibility, and the transaction does not jeopardize the interests of the public.

Capital Requirements. The Federal Reserve Board maintains guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain on a consolidated basis, specified minimum ratios of capital to total assets and capital to risk-weighted assets. These requirements, which generally apply to bank holding companies with consolidated assets of $500 million or more, are substantially similar to, but somewhat more generous than, those applicable to the Bank. See “—Regulation and Supervision of the Bank—Federal Banking Law—Capital Requirements.” The Dodd-Frank Act required the Federal Reserve Board to adopt consolidated capital requirements for holding companies that are equally as stringent as those applicable to the depository institution subsidiaries. That means that certain instruments that had previously been includable in Tier 1 capital for bank holding companies, such as trust preferred securities, will no longer be eligible for inclusion. The revised capital requirements are subject to certain grandfathering and transition rules.

Regulation and Supervision of the Bank

General. The Bank, as an Indiana chartered commercial bank, is subject to extensive regulation, examination and supervision by the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation (the “FDIC”). The Bank must file reports with the Indiana Department of Financial Institutions and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors.

The Dodd-Frank Act provides for the establishment of the Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau will assume responsibility for implementing federal consumer financial protection and fair lending laws and regulations, a function currently handled by federal bank regulatory agencies. However, institutions of $10 billion or less in total assets will continue to be examined for compliance by, and subject to the enforcement authority of, the federal bank regulator.

Federal Banking Law

Capital Requirements. The Bank is required to maintain a 4% minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets (3% for institutions receiving the highest rating on the CAMELS rating system). Tier 1 capital is the sum of common stockholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage and certain other servicing assets, purchased credit card relationships, credit-enhancing interest-only strips and certain deferred tax assets), identified losses, investments in certain financial subsidiaries and non-financial equity investments.

In addition to the leverage capital ratio, state chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8%, of which at least half must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 capital (also referred to as supplementary capital) items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and preferred stock with a maturity of over 20 years, certain other capital instruments and up to 45% of pre-tax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution’s Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank’s investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighted system, all of a bank’s balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk-weight categories from 0% to 100%, based on the regulators’ perception of the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by the risk weight assigned to that category. The sum of these weighted values equals the bank’s risk-weighted assets.

At December 31, 2014, the Bank’s ratio of Tier 1 capital to average total assets was 9.49%, its ratio of Tier 1 capital to risk-weighted assets was 14.38% and its ratio of total risk-based capital to risk-weighted assets was 15.64%.

Basel III. On July 9, 2013, the federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision (“Basel III”) and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies.

The rule established a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increased the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigned a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period.

The new capital requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and non-residential mortgage loans that are 90 days past due or otherwise on nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019. It is management’s belief that, as of December 31, 2014, Ameriana Bancorp and the Bank have met all capital adequacy requirements under Basel III on a fully phased-in basis if such requirements were currently effective.

Investment Activities. State-chartered FDIC-insured banks are generally limited in their activities as principal and their equity investments to the type and amount authorized for national banks, notwithstanding state law. Federal law and regulations permit exceptions to these limitations. The FDIC is authorized to permit institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a “financial subsidiary” if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permitted bank holding companies to acquire banks in any state subject to specified concentration limits and other conditions. The Interstate Banking Act also authorizes the interstate merger of banks. In addition, among other things, the Interstate Banking Act, as amended by the Dodd-Frank Act, permits banks to establish de novo branches on an interstate basis provided that state banks chartered by the target state are permitted to establish de novo branches in the state.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form. In addition, the Bank may not pay dividends that exceed retained net income for the applicable calendar year to date, plus retained net income for the preceding two years without prior approval from the Indiana Department of Financial Institutions.

Earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would fail to meet any applicable capital requirements. For additional information about dividend limitations see Note 12 in the Consolidated Financial Statements.

Insurance of Deposit Accounts. Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. The assessment rate ranges from 2.5 to 45 basis points based on domestic deposits to one based on average consolidated total assets minus average tangible equity. No institution may pay a dividend if in default of the federal deposit insurance assessment. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC.

The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For such purposes, the law establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The Federal Reserve Board has adopted regulations to implement prompt corrective action. Among other things, the regulations define the relevant capital measures for the five capital categories. For the period ended December 31, 2014, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage capital ratio of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and generally a leverage capital ratio of 4% or greater. An institution is deemed to be “undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or generally a leverage capital ratio of less than 4%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage capital ratio of less than 3%. An institution is deemed to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

As a result of Basel III (discussed further above), effective January 1, 2015, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a common equity Tier 1 risk-based capital ratio of 6.5% or greater, and a leverage capital ratio of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a common equity Tier 1 risk-based capital ratio of 4.5% or greater and generally a leverage capital ratio of 4% or greater. An institution is deemed to be “undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 6%, a common equity Tier 1 risk-based capital ratio of less than 4.5% or generally a leverage capital ratio of less than 4%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 4%, a common equity Tier 1 risk-based capital ratio of less than 3% or a leverage capital ratio of less than 3%. An institution is deemed to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

“Undercapitalized” institutions are subject to growth, capital distribution (including dividend), and other limitations, and are required to submit a capital restoration plan. An institution’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the bank’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” Significantly undercapitalized institutions are subject to one or more additional restrictions including, but not limited to, a regulatory order requiring them to sell sufficient voting stock to become adequately capitalized; requirements to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss directors or officers; and restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company.

Beginning 60 days after becoming “critically undercapitalized,” critically undercapitalized institutions also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transaction outside the ordinary course of business. In addition, subject to a narrow exception, the appointment of a receiver is required for a critically undercapitalized institution within 270 days after it obtains such status.

Enforcement. The FDIC has extensive enforcement authority over nonmember insured state banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances, including on the basis of the institution’s financial condition or upon the occurrence of other events, including (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Reserve Requirements. Under Federal Reserve Board regulations, the Bank is required to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows for 2014: a 3% reserve ratio was assessed on net transaction accounts up to and including $89.0 million; a 10% reserve ratio is applied above $89.0 million. The first $13.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2015, will require a 3% ratio for up to $103.6 million and an exemption of $14.5 million. At December 31, 2014, the Bank met applicable Federal Reserve Board reserve requirements.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board (“FHFB”). As a member, the Bank is required to purchase and hold stock in the FHLB of Indianapolis. As of December 31, 2014, the Bank held stock in the FHLB of Indianapolis in the amount of $3.8 million and was in compliance with the above requirement.

Loans to Executive Officers, Directors and Principal Stockholders. Loans to directors, executive officers and principal stockholders of a state nonmember bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder together with all other outstanding loans to such person and affiliated interests generally may not exceed 15% of the Bank’s unimpaired capital and surplus and all loans to such persons may not exceed the institution’s unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (on any loans where the total outstanding amounts to $500,000 or more) must be approved in advance by a majority of the Board of Directors of the Bank with any “interested” director not participating in the voting. State nonmember banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank.

Transactions with Affiliates. A state nonmember bank or its subsidiaries may not engage in “covered transactions” with any one affiliate in an amount greater than 10% of such bank’s capital stock and surplus, and for all such transactions with all affiliates, a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a nonaffiliate. Certain covered transactions must meet prescribed collateralization requirements. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. An affiliate of a state non-member bank is any company or entity that controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank (such as Ameriana Bancorp) and any companies that are controlled by such parent holding company are affiliates of the state non-member bank. The BHCA further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Indiana Banking Law

Branching. An Indiana bank is entitled to establish one or more branches de novo or by acquisition in any location or locations in Indiana and in other states (subject to the requirements of federal law for interstate banking). The Bank is required to file an application with the Department of Financial Institutions. Approval of the application is contingent upon the Department’s determination that after the establishment of the branch, the Bank will have adequate capital, sound management and adequate future earnings. An application to branch must also be approved by the FDIC.

Lending Limits. Indiana banks are not subject to percentage of asset or capital limits on their commercial, consumer and non-residential mortgage lending, and accordingly, have more flexibility in structuring their portfolios than federally chartered savings banks. Indiana law provides that a bank may not make a loan or extend credit to a borrower or group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional 10% of capital and surplus may be lent if secured by specified readily marketable collateral.

Enforcement. The Department has authority to take enforcement action against an Indiana bank in appropriate cases, including the issuance of cease and desist orders, removal of directors or officers, issuance of civil money penalties and appointment of a conservator or receiver.

Other Activities. The Bank is authorized to engage in a variety of agency and fiduciary activities including acting as executors of an estate, transfer agent and in other fiduciary capacities. On approval from the Department of Financial Institutions, the Bank would be permitted to exercise any right granted to national banks.

Taxation

Federal Taxation. Ameriana Bancorp and its subsidiaries file a consolidated federal income tax return on a calendar year end. Banks are subject to the provisions of the Internal Revenue Code of 1986 (the “Code”) in the same general manner as other corporations. However, institutions, such as the Bank, which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve.

Ameriana Bancorp’s federal income tax returns have not been audited in the past five years.

State Taxation. The State of Indiana imposes a franchise tax which is assessed on qualifying financial institutions, such as the Bank. The tax is based upon federal taxable income before net operating loss carryforward deductions (adjusted for certain Indiana modifications) and is levied at a rate of 8.5% of apportioned adjusted taxable income. The rate will be reduced to 6.5%, phased in by 0.5% increments over four years beginning in 2014.

Ameriana Bancorp’s state income tax returns have not been audited by the State of Indiana since 2008.

Information about Ameriana Bancorp’s Properties

The following table sets forth the location of Ameriana Bancorp’s office facilities at December 31, 2014 and certain other information relating to these properties at that date.

	Year Acquired	Total Investment	Net Book Value	Owned/ Leased	Square Feet
		(Dollars in thousands)
Main Office: 2118 Bundy Avenue New Castle, Indiana	1958	$2,037	$395	Owned	20,500

Branch Offices: 1311 Broad Street New Castle, Indiana (1)	1890	1,215	168	Owned	18,000

956 North Beechwood Avenue Middletown, Indiana	1971	363	28	Owned	5,500

22 North Jefferson Street Knightstown, Indiana	1979	633	286	Owned	3,400

1810 North State Street Greenfield, Indiana	1995	2,659	1,824	Owned	7,600

99 South Dan Jones Road Avon, Indiana	1995	1,844	1,186	Owned	12,600

	Year Acquired	Total Investment	Net Book Value	Owned/ Leased	Square Feet
		(Dollars in thousands)

1724 East 53rd Street Anderson, Indiana	1993	750	492	Owned	3,000

488 West Main Street Morristown, Indiana	1998	364	217	Owned	2,600

7435 West U.S. 52 New Palestine, Indiana	1999	947	579	Owned	3,300

11521 Olio Road Fishers, Indiana	2008	2,148	1,843	Owned	2,500

3975 West 106th Street Carmel, Indiana	2008	2,098	1,828	Owned	3,500

3333 East State Road 32
Westfield, Indiana	2008	619	489	Leased (2)	5,000

11991 Fishers Crossing Drive Fishers, Indiana	2013	812	809	Owned	2,400

107 West Logan Street Noblesville, Indiana	2013	623	619	Owned	3,200

Lease for Space Under Construction for Future Branch Office:
5915 N. College Avenue
Indianapolis, Indiana	2014	59	59	Leased (3)	2,375

Land Acquired for Future Branch Office:
2437 East Main Street Plainfield, Indiana	2008	1,377	1,377	Owned	—

Former Branch Office Used to House Lending Personnel: 6653 West Broadway McCordsville, Indiana	2004	1,141	923	Owned	3,400

Ameriana Insurance Agency, Inc.: 1908 Bundy Avenue New Castle, Indiana	1999			Owned	5,000
		391	266

Total		$20,080	$13,388

(1)	The Bank closed this branch on July 6, 2015.
(2)	The initial lease expires on May 31, 2029 and the Bank has options for four additional terms of five years each.
(3)	The initial lease expires in mid-2025, and the Bank has options for two additional terms of five years each.

The total net book value of $13.4 million shown above for Ameriana Bancorp’s office facilities is $2.1 million less than the total of $15.5 million shown for premises and equipment on the consolidated balance sheet. This difference represents the net book value as of December 31, 2014 for furniture, equipment and automobiles.

Ameriana Bancorp Legal Proceedings

On March 18, 2014, the City of Noblesville filed action seeking to take title of the real estate purchased by the Bank that was used to open a banking center in September 2014. The suit seeks to acquire title pursuant to condemnation proceedings and the City has made an offer to acquire the real estate for $375,000. That offer has been rejected by the Bank. The City has agreed not to take action before July 1, 2016, during which time the Bank can continue to operate its banking center. The Court has now entered its order approving the agreement.

On July 8, 2015, a purported shareholder of Ameriana Bancorp filed a putative class action lawsuit captioned Shiva Stein, individually and on behalf of others similarly situated vs. Ameriana Bancorp et al., Cause No. 49D10-1507-PL-022566 in the Marion County, Indiana Superior Court 10 against Ameriana Bancorp, its Board of Directors and First Merchants. Plaintiff amended the complaint on September 23, 2015. The amended complaint alleges direct and derivative claims for breach of fiduciary duties by the members of the Board of Directors regarding the proposed Merger and claims against First Merchants for allegedly aiding and abetting those alleged breaches. The plaintiff seeks (1) class certification, (2) to enjoin the Merger, (3) a declaration that the Merger Agreement is unlawful and unenforceable, (4) an order directing the members of Ameriana Bancorp’s Board of Directors to commence a new sales process, (5) an order rescinding the Merger Agreement, and (6) compensatory damages, expert fees, attorneys’ fees, and costs in an unspecified amount. At this early stage of the litigation, it is not possible to assess the probability of a material adverse outcome or reasonably estimate any potential financial impact of the lawsuit on Ameriana Bancorp. Ameriana Bancorp, its Board of Directors and First Merchants believe the claims against them are without merit and intend to contest the matter vigorously.

On September 22, 2015, a purported shareholder of Ameriana Bancorp filed a putative class action lawsuit captioned Darrell F. Ewing v. Ameriana, et al., No. 1:15-CV-01491 in U.S. District Court in the Southern District of Indiana against Ameriana Bancorp, its Board of Directors and First Merchants. The complaint generally alleges various claims of federal securities law violations and that the Directors of Ameriana Bancorp breached their fiduciary duties by providing materially inadequate disclosures and material disclosure omissions with respect to the proposed Merger. The plaintiff seeks (1) class certification, (2) to enjoin the Merger or, in the event the Merger is completed before entry of an injunction, to rescind the Merger or be awarded an unspecified amount of rescissory damages, (3) compensatory damages in an unspecified amount, and (4) costs and expenses, including attorneys’ and expert fees. At this early stage of the litigation, it is not possible to assess the probability of a material adverse outcome or reasonably estimate any potential financial impact of the lawsuit on Ameriana Bancorp. Ameriana Bancorp, its Board of Directors and First Merchants believe the claims against them are without merit and intend to contest the matter vigorously.

Market for Common Equity and Related Stockholder Matters

Ameriana Bancorp’s common stock, par value $1.00 per share, is traded on the NASDAQ Capital Market under the symbol “ASBI.” On March 19, 2015, there were 316 holders of record of Ameriana Bancorp’s common stock. Ameriana Bancorp’s ability to pay dividends depends on a number of factors including Ameriana Bancorp’s capital requirements, financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurance can be given that Ameriana Bancorp will continue to pay dividends or that they will not be reduced in the future.

The payment of dividends by Ameriana Bancorp depends substantially upon receipt of dividends from the Bank, which is subject to various regulatory restrictions on the payment of dividends. Under current regulations, the Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below regulatory capital requirements or the amount required for its liquidation account.

In addition, without prior approval, current regulations allow the Bank to pay dividends to Ameriana Bancorp not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by the Bank to pay dividends in excess of this restriction.

The following table sets forth the high and low sales prices for Ameriana Bancorp’s common stock as reported on the NASDAQ Capital Market and the cash dividends declared on Ameriana Bancorp’s common stock for each full quarterly period during the last two fiscal years.

	2014			2013
Quarter Ended:	High	Low	Dividends Declared	High	Low	Dividends Declared
March 31	$14.00	$13.00	$0.02	$9.30	$7.42	$0.01
June 30	16.73	13.11	0.02	10.88	9.00	0.01
September 30	20.00	13.15	0.02	12.96	10.07	0.01
December 31	18.50	14.38	0.02	14.07	12.50	0.01

The following table sets forth the high and low sales prices for Ameriana Bancorp’s common stock as reported on the NASDAQ Capital Market and the cash dividends declared on Ameriana Bancorp’s common stock for each full quarterly period ended March 31, 2015 and June 30, 2015.

	2015
			Dividends
Quarter Ended:	High	Low	Declared
March 31	$18.00	$14.79	$0.04
June 30	22.00	15.21	0.04

Equity Compensation Plan Information

The following table sets forth information about Ameriana Bancorp’s common stock that may be issued under the Ameriana Bancorp’s equity compensation plans as of December 31, 2014. Ameriana Bancorp does not maintain any equity compensation plans that have not been approved by shareholders.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	74,850	$12.25	178,400
Equity compensation plans not approved by security holders	—	—	—

Total	74,850	$12.25	178,400

Ameriana Bancorp Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of Ameriana Bancorp’s financial condition and results of operations should be read in conjunction with Ameriana Bancorp’s interim condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended June 30, 2015, as well as the consolidated financial statements and accompanying notes and other detailed information for the fiscal year ended December 31, 2014, in each case, included elsewhere in this registration statement.

The Bank began operations in 1890 and conducts business through its main office at 2118 Bundy Avenue, New Castle, Indiana and through thirteen (13) branch offices located throughout Central Indiana. Ameriana Bancorp’s primary markets are in Hamilton, Hancock, Hendricks, Henry, Madison, Marion and Shelby counties.

The Bank has two wholly-owned subsidiaries, Ameriana Insurance Agency (“AIA”) and Ameriana Financial Services, Inc. (“AFS”). AIA provides insurance sales from offices in New Castle, Greenfield and

Avon, Indiana. AFS operates a brokerage facility in conjunction with LPL Financial that provides non-bank investment product alternatives to its customers and the general public. Ameriana Bancorp and the Bank employed 140 full-time equivalent employees at August 18, 2015. Ameriana Bancorp holds all of the common securities of Ameriana Capital Trust I.

What Ameriana Bancorp Does. The Bank is a community-oriented financial institution. Its principal business consists of attracting deposits from the general public and investing those funds, along with borrowed funds, primarily in mortgage loans on single-family residences, multi-family loans, construction loans, commercial real estate loans, and commercial and industrial loans, and, to a lesser extent, consumer loans, leases and loans to municipalities. It has from time to time purchased loans and loan participations in the secondary market. It also invests in various federal and government agency obligations and other investment securities permitted by applicable laws and regulations, including mortgage-backed, municipal and equity securities. It offers customers in its market area time deposits with terms ranging from three months to seven years, interest-bearing and noninterest-bearing checking accounts, savings accounts and money market accounts. Its primary source of borrowings is FHLB advances. Through its subsidiaries, it engages in insurance, investment and brokerage activities.

Its primary source of income is net interest income, which is the difference between the interest income earned on its loan and investment portfolios and the interest expense incurred on its deposits and borrowings. Its loan portfolio typically earns more interest than the investment portfolio, and its deposits typically have a lower average rate than FHLB advances and other borrowings. Several factors affect its net interest income. These factors include loan, investment, deposit, and borrowing portfolio balances, their composition, the length of their maturities, re-pricing characteristics, liquidity, credit, and interest rate risk, as well as market and competitive conditions and the current interest rate environment.

Competition. The geographic markets the Bank serves are highly competitive for deposits, loans and other financial services, including retail brokerage services and insurance. Its direct competitors include traditional banking and savings institutions, as well as other non-bank providers of financial services, such as insurance companies, brokerage firms, mortgage companies and credit unions located in the Bank’s market area. Additional significant competition for deposits comes from money market mutual funds and corporate and government debt securities, and Internet banks. The primary factors in competing for loans are interest rates and loan origination fees, and the range of services offered by the various financial institutions. Competition for origination of loans normally comes from commercial banks, savings institutions, mortgage bankers, mortgage brokers and insurance companies.

Ameriana Bancorp expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry into the industry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit Ameriana Bancorp’s growth in the future.

Lending Activities. The principal lending activity of the Bank has been the origination of conventional first mortgage loans secured by residential property and commercial real estate, and commercial loans and consumer loans. The residential mortgage loans have been predominantly secured by single-family homes and have included construction loans.

The majority of the Bank’s mortgage loan portfolio is secured by real estate located in Henry, Hancock, Hamilton, Hendricks, Madison, Shelby, Delaware and Marion Counties in Indiana.

The following table sets forth information concerning the Bank’s loans by type of loan as of the dates indicated:

(Dollars in Thousands)

	At June 30,	At December 31,
	2015	2014
Real estate loans:
Commercial	$116,472	$111,455
Residential	163,467	163,839
Construction	18,637	13,570
Commercial loans and leases	30,196	29,358
Municipal loans	1,895	785
Consumer loans	1,875	2,018

Total loans	$332,542	$321,025

Less:
Undisbursed loan proceeds	594	302
Deferred loan fees, net	622	707
Allowance for loan losses	3,904	3,903

	5,120	4,912

Total loans—net	$327,422	$316,113

The risk characteristics of each loan portfolio segment are as follows:

Commercial Real Estate: These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Bank’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral and risk grade criteria. As a general rule, the Bank avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction Real Estate: Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, timely completion and sale of the property, sale of the property at a price commensurate with the initial estimate, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial Loans and Leases: Commercial loans and leases are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Residential and Consumer: With respect to residential loans that are secured by one-to four-family residences and are generally owner occupied, the Bank generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one-to four-family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Municipal: Municipal loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most municipal loans are secured by the full faith and credit of the municipality. The availability of funds for the repayment of these loans may be substantially dependent on the ability of the municipality to collect taxes or other revenue.

Ameriana Bancorp’s Management Discussion and Analysis of Financial Condition and Results of Operation—June 30, 2015.

Ameriana Bancorp recorded net income of $188,000, or $0.06 per diluted share, for the three-month period ended June 30, 2015, which represented a $415,000 decrease from the same period a year earlier that was due primarily to $407,000 in legal and investment banking fees, as well as other costs related to the Merger, and approximately $130,000 related to two new banking centers opened during the last half of 2014. Following is additional summary information for the year:

•	Ameriana Bancorp declared a quarterly dividend of $0.04 per share, which represented a $0.02 per share increase over the same quarter a year earlier.

•	At June 30, 2015, the Bank’s tier 1 leverage ratio was 9.41%, the common equity tier 1 risk-based capital ratio and the tier 1 risk-based capital ratio were both 13.44%, and the total risk-based capital ratio was 14.62%. All four ratios were considerably above the levels required under regulatory guidelines to be considered “well capitalized.” The new Basel III capital rules did not have a significant impact on the Bank’s capital ratios.

•	Net interest income on a fully-tax equivalent basis for the second quarter of 2015 represented an increase of $26,000, or 0.7%, over the same quarter of 2014. The improvement was the net result of the benefit from a $9.8 million, or 2.4%, increase in average interest-earning assets to $420.4 million being partly offset by a decrease in net interest margin.

•	Net interest margin of 3.50% on a fully tax-equivalent basis for the second quarter of 2015 was six basis points lower than the same period in 2014.

•	The Bank did not record a provision for loan losses in the second quarter of 2015, compared to a $150,000 provision in the year earlier quarter, which reflected the declining pressure of economic conditions on credit quality, and a decrease in loan charge-offs.

•	Other income of $1.5 million for the second quarter of 2015 represented an increase of $130,000, or 9.4%, from the year earlier quarter that resulted primarily from the following changes:

•	A $100,000 increase in gains on sales of loans and servicing rights compared to the same quarter a year earlier that resulted from a larger percentage of new loans being sold in the secondary market compared to the same quarter a year earlier, when a strategy was in place to put most new residential mortgage loan originations into the Bank’s portfolio; and

•	A $62,000 increase in OREO income that related primarily to the receipt in the second quarter of rental income from a recently acquired residential condominium project; partly offset by

•	$35,000 in write-downs of OREO, compared with a $7,000 net gain in the same quarter a year earlier.

•	$4.9 million in other expense for the second quarter of 2015 was $818,000, or 20.3%, higher than the same quarter in 2014 and resulted primarily from the following changes:

•	A $500,000 increase in legal and professional fees, which included $407,000 in legal and investment banking fees related to the Merger;

•	A $154,000, or 6.6%, increase in salaries and employee benefits that was due primarily to a $109,000 cost for personnel hired for the two new banking centers opened in the last half of 2014, and normal annual salary increases, partly offset by a $16,000 decrease in expense related to Ameriana Bancorp’s frozen defined benefit plan and a $24,000 decrease in the expense related to the retirement plan for certain officers;

•	A $54,000 increase in OREO expense to $121,000, of which $70,000 related to a residential condominium project acquired in December 2014;

•	A $50,000 increase in data processing expense that related primarily to Ameriana Bancorp’s cost to support greater use of new technology by Ameriana Bancorp’s customers; and

•	A $34,000 increase in furniture and equipment expense, with $22,000 related to the two new banking centers opened in the last half of 2014.

•	Income before income taxes was $305,000 for the second quarter of 2015 and income tax expense was $117,000, which resulted in an effective rate of 38.4% that was higher than the statutory rate due primarily to a significant amount of non-deductible Merger related expense, partly offset by a significant amount of tax-exempt income from bank-owned life insurance.

For the second quarter of 2015, total assets decreased by $2.0 million, or 0.4%, to $480.7 million:

•	Investments in interest-bearing demand deposits decreased $14.9 million to $14.8 million at June 30, 2015, of which $14.6 million was invested at the Federal Reserve Bank of Chicago. The deposits withdrawn from the Federal Reserve Bank were used primarily to fund loan portfolio and investment portfolio growth during the quarter.

•	The $65.0 million total at June 30, 2015 for available-for-sale and held-to-maturity investment securities represented a $6.4 million increase for the quarter that resulted primarily from $9.6 million in purchases of Fannie Mae and Freddie Mac pass-through mortgage-backed securities reduced by principal payments. The portfolio consists primarily of mortgage-backed securities insured by either Ginnie Mae, Fannie Mae or Freddie Mac.

•	Net loans receivable increased $7.5 million, or 2.4%, during the quarter to $327.4 million, and the Bank had a strong loan pipeline at June 30, 2015.

•	Total non-performing loans of $4.5 million, or 1.4% of total net loans at June 30, 2015, represented a decrease of $29,000 for the quarter.

•	The allowance for loan losses of $3.9 million at June 30, 2015 was 1.17% of total loans and 86.0% of non-performing loans, compared to 1.23% and 87.2%, respectively, at March 31, 2015.

•	The Federal Home Loan Bank repurchased $1.1 million of its stock in the second quarter, reducing Ameriana Bancorp’s investment to $2.7 million at June 30, 2015.

•	$27.8 million cash value of life insurance at June 30, 2015 represented an $800,000 decrease that resulted from the receipt of a death benefit exceeding the increase in cash value of other policies during the quarter. The Bank realized a $20,000 gain from its share of the death benefit from the split-dollar BOLI policy.

•	OREO of $6.7 million at June 30, 2015 represented a $76,000 increase from March 31, 2015, as the Bank acquired two single-family residential properties with a total book value of $111,000, and had write-downs totaling $35,000 for four properties that were based on new appraisals.

•	During the second quarter of 2015, total deposits decreased by $1.2 million, or 0.3%, to $389.4 million and resulted from a $473,000 decrease in non-maturity deposits, coupled with a $701,000 decline in certificate of deposit balances.

•	Total shareholders’ equity of $41.4 million at June 30, 2015 represented a decrease of $149,000 for the quarter, and resulted from a $309,000 reduction to a $134,000 unrealized gain net of income tax related to Ameriana Bancorp’s available-for-sale investment securities portfolio and $121,000 in shareholder dividends declared during the quarter, partly offset by net income of $188,000, $67,000 from the exercise of stock options and $26,000 of share-based compensation related to stock options.

Financial Condition. The balance sheet totals of $480.7 million at June 30, 2015 represented an increase of $7.9 million, or 1.7%, from the December 31, 2014 totals of $472.8 million. The increase resulted primarily from $10.5 million, or 2.8%, growth in the Bank’s deposit accounts, partly offset by a $3.0 million reduction in borrowings. The growth in total assets for the period included an $11.3 million increase in net loans receivable, a $9.8 million increase in investment securities, partly offset by a $12.3 million reduction in interest-bearing demand deposits and a $1.1 million decrease in FHLB stock.

Cash and cash equivalents decreased $11.7 million during the first half of 2015 to $21.5 million at June 30, 2015. Included in the total at June 30, 2015 was $14.6 million of interest-bearing demand deposits at the Federal Reserve Bank of Chicago. Cash and cash equivalents represent an immediate source of liquidity to fund loans or meet deposit outflows. The decrease for the first six months of 2015 resulted primarily from the total use of funds for growth in the loan portfolio, growth in the investment securities portfolio and repayment of an FHLB advance exceeding funds provided by growth in deposit accounts.

At June 30, 2015, the Bank held $3.9 million in FDIC insured bank certificates of deposit, which had a weighted-average rate of 1.29% and a weighted-average remaining life of 1.5 years. There were no purchases and one $248,000 maturity during the first half of 2015.

Investment securities available-for-sale decreased by $264,000 to $47.8 million at June 30, 2015 from $48.1 million at December 31, 2014. The decrease resulted primarily from $4.5 million in principal repayments on mortgage-backed pass-through and collateralized mortgage obligation securities, partly offset by purchases of a Fannie Mae and a Freddie Mac pass-through mortgage-backed security totaling $4.8 million.

Investment securities held-to-maturity increased by $10.0 million to $17.1 million at June 30, 2015 from $7.1 million at December 31, 2014, primarily the result of the purchase of $7.4 million of Fannie Mae mortgage-backed pass through securities and $3.1 million of tax-exempt local municipal bonds, partly offset by $419,000 of principal repayments on mortgage-backed pass-through securities and the maturity of a $35,000 local municipal bond.

All mortgage-backed pass-through securities and collateralized mortgage obligations in the available-for-sale and held-to-maturity portfolios, with a total fair value of $57.7 million at June 30, 2015, are insured by either Ginnie Mae, a U.S. Government agency, or by Fannie Mae or Freddie Mac, each a U.S. Government sponsored enterprise.

Net loans receivable increased by $11.3 million to $327.4 million at June 30, 2015 from $316.1 million at December 31, 2014, as construction loans increased $5.1 million to $18.6 million, commercial real estate loans increased $5.0 million to $116.5 million, commercial loans and leases increased $838,000 to $30.2 million and the Bank added a $1.1 million municipal loan, increasing total municipal loans to $1.9 million. Consumer loans totaling $1.9 million at June 30, 2015, represented a $143,000 decline for the six-month period. Residential mortgage loans originated for sale into the secondary market totaled $5.6 million, and new originations retained in the portfolio were less than repayments during the first six months of 2015. As a result total residential real estate loans declined $372,000 to $163.5 million at June 30, 2015. The Bank’s mortgage-banking strategy is reviewed regularly to ensure that it remains consistent with the Bank’s overall balance sheet management objectives.

Premises and equipment of $15.9 million at June 30, 2015 represented a $385,000 increase from $15.5 million at December 31, 2014. The net increase resulted from capital expenditures totaling $937,000, partly offset by $544,000 of depreciation and an $8,000 disposition during the period. $500,000 of the capital expenditure total was for the purchase of replacement ATMs that are compatible with a new operating system and capable of supporting chip card technology, and $239,000 represented initial expenditures related to the new Broad Ripple Banking Center that is expected to open in the fourth quarter of 2015.

The Federal Home Loan Bank repurchased $1.1 million of its stock in the second quarter, reducing Ameriana Bancorp’s investment from $3.8 million at December 31, 2014 to $2.7 million at June 30, 2015.

Goodwill was $656,000 at June 30, 2015, unchanged from December 31, 2014. Goodwill of $457,000 relates to deposits associated with a banking center acquired in 1998, and $199,000 is the result of three separate insurance business acquisitions. The Bank’s impairment tests reflected no impairment of the goodwill as of June 30, 2015.

Ameriana Bancorp has investments in life insurance on employees and directors, which had a balance or cash surrender value of $27.8 million and $28.4 million at June 30, 2015 and December 31, 2014, respectively. The reduction of $622,000 for the six month period was the result of a $1.0 million death benefit received by the Bank from a split-dollar BOLI policy with a $981,000 cash surrender value. The non-taxable increase in cash surrender value of this life insurance was $359,000 for the first six months of 2015, compared to $357,000 for the same period a year earlier.

OREO totaled $6.7 million at June 30, 2015, a $43,000 increase from December 31, 2014. There were three single-family properties with a total book value of $151,000 transferred to OREO, two sales of properties with book values totaling $73,000 that resulted in gains totaling $32,000, and four write-downs totaling $35,000 during the six-month period ended June 30, 2015.

Other assets of $8.8 million at June 30, 2015 represented a $73,000 decrease from December 31, 2014, which resulted primarily from a $447,000 net decrease in total prepaid expense, partly offset by a $304,000 increase in the income tax asset and a $76,000 increase in interest and dividends receivable.

Total liabilities increased $7.5 million, or 1.7%, from $431.8 million at December 31, 2014 to $439.3 million at June 30, 2015, primarily due to the increase in deposits.

Total deposits of $389.4 million at June 30, 2015 represented an increase of $10.5 million, or 2.8%, from December 31, 2014. The Bank has maintained a strong focus on nurturing existing and attracting new core deposit relationships, while limiting its efforts related to highly rate-sensitive deposits. During the first six months of 2015, money market, savings and checking balances, exclusive of public funds checking accounts, increased $12.6 million, as customers continued to choose more liquid deposit products, due primarily to the ongoing economic uncertainty and related low interest rate environment. Public funds checking balances increased $706,000 to $43.4 million at June 30, 2015. Total certificates of deposit balances declined $2.8 million during the same period to $134.2 million, due mostly to a migration of maturing balances to the Bank’s non-maturity deposit products. The Bank has concentrated on strategies designed to grow total balances in multi-product deposit relationships, and continues to utilize pricing strategies designed to produce growth with an acceptable marginal cost for both existing and new deposits.

Total borrowed money of $42.8 million at June 30, 2015 was down $3.0 million from December 31, 2014 as a result of the maturity of a FHLB advance with an interest rate of 2.70%. Wholesale funding options and strategies are continuously analyzed to ensure that the Bank retains sufficient sources of credit to fund all of its needs, and to control funding costs by using this alternative to organic deposit account funding when appropriate.

Drafts payable of $1.2 million at June 30, 2015 decreased $119,000 from $1.3 million at December 31, 2014. This difference will vary and is a function of the dollar amount of checks issued near period end and the time required for those checks to clear.

Total shareholders’ equity of $41.4 million at June 30, 2015 represented a $387,000 increase over the total of $41.1 million at December 31, 2014. The increase resulted from net income of $690,000, $125,000 from exercises of stock options and $42,000 in share-based compensation related to stock options, partly offset by $242,000 in dividends declared and a $228,000 decrease to a $134,000 unrealized gain net of income tax related to Ameriana Bancorp’s available-for-sale investment securities portfolio, during the six-month period ended June 30, 2015. Ameriana Bancorp’s and the Bank’s regulatory capital ratios were all considerably above the levels required under regulatory guidelines to be considered “well capitalized.”

Results of Operations—Second Quarter of 2015 compared to the Second Quarter of 2014.

Ameriana Bancorp recorded net income of $188,000, or $0.06 per diluted share, for the second quarter of 2015, compared to net income of $603,000, or $0.20 per diluted share, for the first quarter of 2014.

The earnings decline of $415,000, or $0.14 per diluted share, for the second quarter of 2015 compared to the same quarter a year earlier was due primarily to $407,000 in legal and investment banking fees, as well as other costs related to the Merger, and approximately $130,000 related to two new banking centers opened during the last half of 2014.

Net Interest Income. Net interest income on a fully tax-equivalent basis of $3.7 million for the second quarter of 2015 represented an increase of $26,000, or 0.7%, compared to the same period of 2014. Net interest income on a fully tax-equivalent basis was positively affected by the benefit from a $9.8 million, or 2.4%, increase in average interest-earning assets to $420.4 million, partly offset by a decrease in net interest margin. Net interest margin on a fully tax-equivalent basis for the second quarter of 2015 of 3.50% was six basis points lower than the year earlier period.

Tax-exempt interest was $54,000 for the second quarter of 2015 compared to $36,000 for the same period of 2014, and resulted from municipal securities and municipal loans. Tax-equivalent adjustments were $23,000 and $15,000 for the three months ended June 30, 2015 and June 30, 2014, respectively.

“Net interest income on a fully tax-equivalent basis” is calculated by increasing net interest income by an amount that represents the additional taxable interest income that would be needed to produce the same amount of after-tax income as the tax-exempt interest income included in net interest income for the period.

“Net interest margin on fully tax-equivalent basis” is calculated by dividing annualized “net interest income on a fully tax-equivalent basis” by average interest-earning assets for the period.

Ameriana Bancorp’s “fully tax-equivalent basis” calculations are based on a federal income tax rate of 34%.

Provision for Loan Losses. The following table sets forth an analysis of the Bank’s allowance for loan losses for the periods indicated:

	(Dollars in thousands)
	Three Months Ended June 30,
	2015	2014
Balance at beginning of quarter	$3,984	$4,100
Provision for loan losses	—	150
Charge-offs	(121)	(263)
Recoveries	41	17

Net charge-offs	(80)	(246)

Balance at end of period	$3,904	$4,004

Allowance to total loans	1.17%	1.26%

Allowance to non-performing loans	85.95%	87.58%

Ameriana Bancorp did not record a provision for loan losses for the second quarter of 2015, compared to a $150,000 provision for the year earlier quarter, which was reflective of the declining pressure of economic conditions on credit quality, including a decrease in loan charge-offs. Net charge-offs decreased from $246,000 for the second quarter of 2014 to $80,000 for the second quarter of 2015. Total charge-offs of $121,000 for the second quarter of 2015 included loans with specific reserves totaling $53,000 at March 31, 2015.

The following table summarizes Ameriana Bancorp’s non-performing loans:

	(Dollars in thousands)
	June 30,
	2015	2014
Loans accounted for on a non-accrual basis	$4,427	$4,551
Accruing loans contractually past due 90 days or more	115	21

Total of non-accrual and 90 days or more past due loans (1)	$4,542	$4,572

Percentage of total net loans	1.39%	1.46%

Other non-performing assets (2)	$6,682	$5,666
Total non-performing assets	$11,224	$10,238

Percentage of total assets	2.34%	2.16%

Troubled debt restructurings in total of nonaccrual and 90 days or more past due loans (1)	$1,411	$2,466
Total troubled debt restructurings	$10,904	$11,918

(1)	Total non-accrual loans and accruing loans 90 days or more past due at June 30, 2015 included $1.4 million of TDRs, which consisted of four residential real estate loans totaling $976,000 and three commercial loans totaling $435,000.
(2)	Other non-performing assets represent property acquired through foreclosure or repossession. This property is carried at the lower of its fair market value or its carrying value.

The allowance for loan losses of $3.9 million at June 30, 2015 was $100,000 lower than a year earlier, but the allowance for loan losses to non-performing loans ratio remained relatively stable at 85.95% at June 30, 2015 compared to 87.58% at June 30, 2014, due to a lower total of non-performing loans. Non-performing loans of $4.5 million at June 30, 2015 represented a $30,000 decrease from the total of $4.6 million at June 30, 2014. It is management’s opinion that the allowance for loan losses at June 30, 2015 is adequate based on measurements of the credit risk in the entire portfolio as of that date.

At June 30, 2015, the Bank had $10.9 million in loans categorized as TDRs, with seven loans totaling $1.4 million also included in the table above in the total for loans accounted for on a non-accrual basis. The total of $10.9 million included $3.7 million related to a hotel in northern Indiana, a $3.3 million multi-family loan, 20 loans on single-family properties totaling $2.6 million, an $888,000 loan for developed commercial land and three commercial loans totaling $435,000.

Other Income. Ameriana Bancorp recorded other income of $1.5 million for the second quarter of 2015, an increase of $130,000, or 9.4%, from the same period a year earlier that resulted primarily from the following changes:

•	A $100,000 increase in gains on sales of loans and servicing rights to $125,000 from $25,000 that resulted from a larger percentage of new loans being sold in the secondary market in the first quarter of 2015 compared with the same quarter a year earlier, when a strategy was in place to put most new loan originations into the Bank’s portfolio; and

•	A $62,000 increase in OREO income that related primarily to the receipt of rental income from a recently acquired residential condominium project; partly offset by

•	$35,000 in OREO write-downs, compared with a $7,000 net gain in the year earlier quarter.

Other Expense. Total other expense of $4.9 million for the second quarter of 2015 was $818,000, or 20.3%, higher than the second quarter of 2014, with the following major differences:

•	A $500,000 increase in legal and professional fees for the second quarter of 2015 compared to the same quarter a year earlier that resulted primarily from $407,000 in legal and investment banking fees related to the recently announced merger with First Merchants Corporation, $68,000 in consulting fees for an information technology systems evaluation and a $33,000 increase in fees related to successful appeals of real estate tax assessments;

•	A $154,000, or 6.6%, increase in salaries and employee benefits to $2.5 million that was due primarily to $163,000 in increased compensation costs, of which $86,000 related to personnel hired for the two new banking centers opened in the last half of 2014 and the difference being related primarily to normal annual salary increases, partly offset by a $9,000 net reduction in benefits that resulted primarily from a $16,000 decrease in retirement benefits expense related to Ameriana Bancorp’s frozen defined benefit plan and a $24,000 decrease in the expense related to the retirement plan for certain officers;

•	A $54,000 increase in OREO expense to $121,000, due primarily to $70,000 of expense related to a residential condominium project acquired in December 2014;

•	A $50,000 increase in data processing expense to $301,000 that related primarily to Ameriana Bancorp’s cost to support greater use of new technology by Ameriana Bancorp’s customers; and

•	A $34,000 increase in furniture and equipment expense, with $22,000 related to the opening of two new banking centers during the last half of 2014.

Income Tax Expense. Ameriana Bancorp recorded income tax expense of $117,000 on pre-tax income of $305,000 for the three-month period ended June 30, 2015, compared to income tax expense of $223,000 on pre-tax income of $826,000 for the same period a year earlier. The second quarter of 2015 had a significant amount of non-deductible merger related expense. Both quarters had a significant amount of tax-exempt income, primarily from bank-owned life insurance.

Ameriana Bancorp has a deferred state tax asset that is primarily the result of operating losses sustained since 2003. Ameriana Bancorp started recording a valuation allowance against its current period state income tax benefit in 2005 due to its concern that it may not be able to use more than the tax asset already recorded on the books without modifying the use of Ameriana Investment Management, Inc. (“AIMI”), Ameriana Bancorp’s

investment subsidiary, which was liquidated effective December 31, 2009. Operating income from AIMI was not subject to state income taxes under state law, and as a result was also a major factor in the growth of the deferred state tax asset.

Ameriana Bancorp also has a deferred federal tax asset that is composed of tax benefit from a net operating loss carry-forward and tax credits. The federal loss carry-forward expires in 2026, and the tax credits begin to expire in 2023. The tax credits include alternative minimum tax credits, which have no expiration date. Management believes that Ameriana Bancorp will be able to utilize the benefits recorded for loss carry-forwards and credits within the allotted time periods.

In addition to the liquidation of AIMI, the Bank has initiated several strategies designed to expedite the use of both the deferred state tax asset and the deferred federal tax asset. Through sales of $34.5 million of municipal securities and only two purchases since December 31, 2006, that segment of the investment securities portfolio has been reduced to $5.4 million. The proceeds from these sales have been reinvested in taxable financial instruments. The Bank has periodically evaluated a sale/leaseback transaction that could result in a taxable gain on its office properties, and also allow the Bank to convert nonearning assets to assets that will produce taxable income. Additionally, the Bank periodically considers reducing its current investment in tax-exempt bank owned life insurance policies that involve the reinvestment of the proceeds in taxable financial instruments with a similar or greater risk-adjusted after-tax yield. Sales of banking centers not important to long-term growth objectives that would result in taxable gains and reduced operating expenses could be considered by the Bank.

Results of Operations—Six Months Ended June 30, 2015 compared to the Six Months Ended June 30, 2014.

Ameriana Bancorp recorded net income of $690,000, or $0.23 per diluted share, for the first six months of 2015, a decrease of $642,000, or 48.20%, from net income of $1.3 million, or $0.45 per diluted share, for the first six months of 2014.

The earnings decline of $642,000, or $0.22 per diluted share, for the first six months of 2015 compared to the same period a year earlier was due primarily to $432,000 in legal and investment banking fees, as well as other costs related to the Merger, approximately $307,000 related to two new banking centers opened during the last half of 2014, and a total of $235,000 in interest income and expense reversal related to the repurchase of a non-performing loan by the servicer in the first six months of 2014.

Net Interest Income. Net interest income on a fully tax-equivalent basis of $7.2 million for the first half of 2015 represented a decrease of $160,000, or 2.2%, compared to the same period of 2014, and was related primarily to $173,000 in interest income recognized on the repurchase of a non-performing loan by the servicer in the first six months of 2014, and a $120,000 decrease in loan prepayment fee income. Ameriana Bancorp experienced a $10.1 million, or 2.5%, increase in average interest-earning assets to $418.8 million for the first half of 2015, compared with the same period a year earlier. Ameriana Bancorp’s net interest margin on a fully tax-equivalent basis for the first half of 2015 of 3.47% was sixteen basis points lower than the year earlier period.

Tax-exempt interest was $108,000 for the first six months of 2015 compared to $72,000 for the same period of 2014. Ameriana Bancorp’s tax exempt interest results from holdings of bank-qualified municipal securities and municipal loans. The tax-equivalent adjustments were $46,000 and $30,000 for the first six months of 2015 and 2014, respectively.

Provision for Loan Losses. The following table sets forth an analysis of the Bank’s allowance for loan losses for the periods indicated:

	(Dollars in thousands)
	Six Months Ended June 30,
	2015	2014
Balance at beginning of year	$3,903	$3,993
Provision for loan losses	105	300
Charge-offs	(159)	(320)
Recoveries	55	31

Net charge-offs	(104)	(289)

Balance at end of period	$3,904	$4,004

Ameriana Bancorp recorded a provision for loan losses of $105,000 for the first six months of 2015, compared with $300,000 for the same period in 2014. The 2015 provision represents a $195,000, or 65.0%, decrease from the six-month period a year earlier. The lower provision is also reflective of the effect of slowly improving economic conditions on credit quality, including a reduced amount of loan charge-offs. Charge-offs of $159,000 for the six- month period ended June 30, 2015 included $83,000 for a residential real estate loan, $48,000 for a commercial loan and $28,000 for consumer loans. Charge-offs of $320,000 for the six-month period a year earlier included $101,000 for two commercial real estate loans, $80,000 for four residential real estate loans, $59,000 for two commercial loans, and $46,000 for two construction loans. The allowance to total loans was 1.17% at June 30, 2015, compared with 1.26% at June 30, 2014.

Other Income. Ameriana Bancorp recorded other income of $3.1 million for the first half of 2015, an increase of $325,000, or 11.8%, from the same period a year earlier that resulted primarily from the following changes:

•	A $139,000 increase in gains on sales of loans and servicing rights to $180,000 from $41,000 that resulted from a larger percentage of new loans being sold in the secondary market in the first half of 2015 compared with the same period a year earlier, when a strategy was in place to put most new loan originations into the Bank’s portfolio;

•	A $130,000, or 16.2%, increase in brokerage and insurance commissions to $932,000 for the first six months of 2015 from $802,000 for the same period a year earlier that resulted primarily from a $138,000 increase in the contingent bonus received by the Bank’s insurance subsidiary related to the claims loss experience on insured properties;

•	A $45,000 increase in other fees and service charges on deposit accounts to $1.3 million for the first half of 2015 compared to the year earlier period, that was due primarily to an increase in the number of checking accounts that resulted from the Bank’s continuing focus on growing core deposit relationships; and

•	A $39,000 increase in OREO income that related primarily to the receipt of rental income from a recently acquired residential condominium project.

Other Expense. The net increase of $1.2 million, or 15.3%, in other expense to $9.2 million for the first six months of 2015 compared with the same period of 2014 resulted primarily from the net of the following differences:

•	A $519,000 increase in legal and professional fees for the first half of 2015 compared to the year earlier period that resulted primarily from $432,000 in legal and investment banking fees related to the Merger, $68,000 in consulting fees for an information technology systems evaluation and a $29,000 increase in fees related to successful appeals of real estate tax assessments;

•	A $255,000, or 5.6%, increase in salaries and employee benefits to $4.8 million that was due primarily to $271,000 in increased compensation costs, of which $175,000 related to personnel hired for the two new banking centers opened in the last half of 2014 and the difference being related primarily to normal annual salary increases, partly offset by a $16,000 net reduction in benefits that resulted primarily from a $31,000 decrease in retirement benefits expense related to Ameriana Bancorp’s frozen defined benefit plan and a $48,000 decrease in the expense related to the retirement plan for certain officers;

•	A $139,000 increase in OREO expense to $245,000 of which $132,000 related to a residential condominium project acquired in December 2014;

•	A $99,000 increase in other expense that related primarily to the reversal of $62,000 of loan expense in the first half of 2014 as a result of the repurchase of a non-performing loan by the servicer;

•	A $97,000 increase in data processing expense to $581,000 that related primarily to Ameriana Bancorp’s cost to support greater use of new technology by the Bank’s customers;

•	A $55,000 increase in furniture and equipment expense, with $42,000 related to the opening of two new banking centers during the last half of 2014; and

•	A $34,000 increase in net occupancy expense due primarily to a $34,000 reduction in rental income that resulted from the loss of a tenant in a building housing one of the Bank’s banking centers.

Income Tax Expense. Ameriana Bancorp had income before income taxes of $1.0 million for the first six months of 2015, and recorded income tax expense of $274,000, an effective tax rate of 28.4% that resulted from a large amount of tax-exempt income, partly offset by a significant amount of non-deductible merger related expense. Ameriana Bancorp had income before income taxes of $1.8 million for the same period of 2014, and recorded income tax expense of $507,000, an effective rate of 27.6% that was also a result of a large amount of tax-exempt income. For both six-month periods, the Bank had a significant amount of tax-exempt income from BOLI, in addition to tax-exempt income from municipal loans and municipal securities.

Ameriana Bancorp’s Management Discussion and Analysis of Financial Condition and Results of Operation—December 31, 2014.

Ameriana Bancorp recorded net income of $2.4 million, or $0.79 per share, for 2014, compared to net income of $2.2 million, or $0.73 per share, for 2013. The growth in earnings for 2014 was due primarily to an improvement in net interest income and a reduction in the provision for loan losses, partly offset by lower total noninterest income and higher total noninterest expense. Following is additional summary information for the year:

•	Consistent with its capital contingency plan, Ameriana Bancorp paid a de minimis quarterly dividend of $0.01 per share, or $0.04 per share for each year from 2010 through 2013. In 2014, the quarterly dividend was increased to $0.02 per share, or $0.08 per share for the year.

•	Ameriana Bancorp’s tangible common equity ratio at December 31, 2014 was 8.45%.

•	At December 31, 2014, the Bank’s tier 1 leverage ratio was 9.49%, the tier 1 risk-based capital ratio was 14.38%, and the total risk-based capital ratio was 15.64%. All three ratios were considerably above the levels required under regulatory guidelines to be considered “well capitalized.”

•	Net interest income of $15.1 million for 2014 represented an increase of $1.2 million over 2013 due primarily to increases of $25.3 million in average interest-earning and $745,000 in prepayment fees, which included a $651,000 prepayment fee related to a match-funded commercial real estate loan. These metrics contributed to a six basis point increase in net interest margin from 3.63% for 2013 to 3.69% for 2014.

•	The Bank recorded a $322,000 provision for loan losses in 2014 compared with a $755,000 provision in 2013. The improvement was due primarily to a reduction in nonperforming loans and net charge-offs.

•	Total nonperforming loans of $4.4 million, or 1.37%, of total loans at December 31, 2014, represented a $676,000 decrease from $5.1 million, or 1.60% of total loans at December 31, 2013.

•	Net charge-offs declined $589,000 from $1.0 million in 2013 to $412,000 in 2014.

•	The allowance for loan losses was $3.9 million, or 1.22% of total loans at December 31, 2014, compared with $4.0 million, or 1.26% of total loans at December 31, 2013.

•	Other income of $5.6 million for 2014 was $184,000, or 3.2%, lower than the total for the prior year, due primarily to the $341,000 decrease in gains on sales of mortgage loans and servicing rights that resulted from a decline in demand in the Bank’s markets, coupled with management’s decision to retain a substantial portion of the 2014 loan originations for the Bank’s portfolio. The change in other income also included the following differences:

•	Fees and service charges on deposit accounts of $2.7 million for 2014 represented a $228,000, or 9.3%, improvement over 2013 that was due primarily to an increase in the number of checking accounts that resulted from the Bank’s continuing focus on growing core deposit relationships.

•	A $57,000 decrease in brokerage and insurance commissions to $1.6 million for 2014 included a $38,000 decrease in commissions and fees earned by the Bank’s investment services subsidiary that resulted primarily from a lower volume of sales, and a $34,000 decrease in the contingency bonus received by the Bank’s insurance subsidiary related to claims loss experience.

•	The Bank had no sales of investment securities in 2014, compared to $167,000 in net gains from $10.2 million in sales in 2013.

•	A $32,000 decrease in the net loss from sales and write-downs of other real estate owned to $3,000 for 2014 compared with $35,000 for 2013.

•	A $60,000 increase in other real estate owned income to $280,000 that resulted primarily from the January 2014 collection of $26,000 in delinquent rent from a tenant of a commercial strip center.

•	Other expense for 2014 of $17.2 million was $1.1 million, or 6.9%, higher than 2013, due primarily to a prepayment penalty of $614,000 paid to the Federal Home Loan Bank related to a borrowing for a match-funded commercial real estate loan, and to costs associated with two new banking centers. The change in other expense also included the following differences:

•	Total salaries and employee benefits of $9.3 million for 2014 represented an increase of $323,000, or 3.6%, from 2013 that was due in part to $155,000 of expense related to the two new banking centers opened in the last half of 2014, and a $71,000 increase in the expense of Ameriana Bancorp’s frozen multi-employer defined benefit retirement plan.

•	A $56,000 decrease in furniture and equipment expense to $778,000 related mostly to reduced ATM maintenance expense and lower depreciation.

•	A $149,000 increase in legal and professional fees to $723,000 was due primarily to a $72,000 increase in legal fees, a $38,000 increase in fees related to successful appeals of real estate tax assessments and a $16,000 increase in recruiting fees.

•	A $127,000 decrease in FDIC insurance premiums resulted primarily from a reduction in the Bank’s assessment rate.

•	A $90,000 increase in data processing expense related primarily to Ameriana Bancorp’s cost to support greater use of new technology by its customers.

•	A $168,000 increase in marketing expense to $529,000 for 2014 related primarily to media advertising to build brand awareness in the greater Indianapolis metropolitan area.

•	An $84,000 decrease in other real estate owned expense to $277,000 related primarily to real estate tax refunds from successful appeals of assessments that resulted in a $55,000 expense reduction.

•	A $66,000 decrease in loan expense resulted primarily from an expense reversal of $62,000 as a result of the repurchase of a non-performing loan by the servicer.

•	A $102,000 increase in other noninterest expense to $1.7 million resulted primarily from a $101,000 increase in expense related to split-dollar life insurance agreements.

•	Ameriana Bancorp had income before income taxes of $3.2 million for 2014 and recorded income tax expense of $867,000, an effective rate of 26.8%, which was lower than the statutory rate due primarily to a significant amount of tax-exempt bank-owned life insurance.

•	Ameriana Bancorp’s total assets of $472.8 million at December 31, 2014 were up $14.2 million, or 3.1%, from $458.6 million at December 31, 2013:

•	Net loans receivable were $316.1 million at December 31, 2014, which represented a $4.1 million, or 1.3%, increase from $312.0 million at December 31, 2013. Portfolio growth efforts in 2014 were hampered mostly by prepayments of large commercial real estate loans, for which the Bank received $778,000 in prepayment fees, and also by a weak local single-family residential mortgage market. Total prepayment fees received were partly offset by a $614,000 prepayment penalty paid to the Federal Home Loan Bank related to one of the commercial real estate loans that was match-funded.

•	The growth in total loans outstanding to $321.0 million at December 31, 2014 resulted from a $6.7 million increase in commercial real estate loans to $111.5 million, a $2.2 million increase in construction loans to $13.6 million, and a $104,000 increase in commercial loans to $29.4 million, partly offset by a $4.7 million decrease in residential real estate loans to $163.8 million, a $212,000 decrease in municipal loans to $785,000 and a $14,000 decrease in consumer loans to $2.0 million.

•	Reflective of the effect of the low interest rate environment coupled with competitive pricing pressures, the 4.67% weighted-average rate for the loan portfolio at December 31, 2014 represented a sixteen basis point decrease from 4.83% at December 31, 2013.

•	The Bank experienced an increase of $15.0 million, or 37.4%, in the investment securities portfolio during 2014 to $55.2 million, which was due primarily to $21.0 million in purchases of Ginnie Mae and GSE mortgage-backed securities and a $1.1 million increase in the market value of the available for sale portfolio, partly offset by $6.9 million of principal payments on mortgage securities.

•	Ameriana Bancorp had an $8.6 million decrease in interest-bearing demand deposits at the Federal Reserve Bank of Chicago to $27.0 million that was due primarily to growth in the investment securities portfolio.

•	Other real estate owned of $6.6 million at December 31, 2014 represented an increase of $1.5 million from December 31, 2013, with the addition of ten properties totaling $2.4 million, the sale of 18 properties with a total book value of $900,000, and $26,000 in write-downs during the year. The additions included a residential condominium project with a book value of $1.5 million.

•	Total deposits of $378.9 million at December 31, 2014 represented an increase of $16.2 million, or 4.5%, for the year. Non-maturity deposits grew $24.8 million, or 11.4%, to $241.9 million, while certificates of deposit decreased $8.6 million, or 5.9%, to $137.0 million.

•	The Bank achieved a seven basis point reduction in the weighted average cost of interest-bearing deposits to 0.48% at December 31, 2014 from 0.55% at the end of 2013.

•	Total borrowings decreased by $5.0 million in 2014 to $45.8 million, due to the Bank prepaying a 4.60% Federal Home Loan Bank note with a maturity date of November 20, 2018 that had been used to match-fund a commercial real estate loan in 2008.

Financial Condition. Total assets increased by $14.2 million, or 3.1%, to $472.8 million at December 31, 2014 from $458.6 million at December 31, 2013. This change was due primarily to an increase in investment securities that were funded primarily from growth in deposit balances, as loan growth efforts were limited by a weak local single-family residential mortgage market and by a significant volume of prepayments of commercial real estate loans.

Cash and Cash Equivalents. Cash and cash equivalents decreased $7.7 million to $33.1 million at December 31, 2014 from $40.8 million at December 31, 2013. Interest-bearing demand deposits decreased $8.7 million to $27.1 million at December 31, 2014, with the totals for both year-end dates consisting almost entirely of balances with the Federal Reserve Bank of Chicago.

Interest-Bearing Time Deposits. At December 31, 2014, the Bank held $4.2 million in FDIC-insured bank certificates of deposit, which had a weighted-average interest rate of 1.24% and a weighted-average remaining life of approximately 2.0 years.

Securities. Investment securities increased $15.0 million, or 37.4%, to $55.2 million at December 31, 2014 from $40.2 million at December 31, 2013. This change was due primarily to $21.0 million in purchases of Ginnie Mae and GSE mortgage-backed pass-through securities and a $1.1 million increase in the market value of the available for sale portfolio that resulted from a decline in market interest rates during 2014, partly offset by $6.9 million of principal repayments on the mortgage securities and $271,000 of net amortization of purchase premiums and discounts.

All mortgage-backed securities and collateralized mortgage obligations at December 31, 2014 are guaranteed by either Ginnie Mae, Fannie Mae or Freddie Mac. All of Ameriana Bancorp’s investments are evaluated for other-than-temporary impairment, and such impairment, if any, is recognized as a charge to earnings. There were no other than temporarily impaired investment securities as of December 31, 2014.

The following table identifies changes in the investment securities carrying values:

(Dollars in thousands)
	2014	2013	$ Change	% Change
December 31:

Available for sale:
Ginnie Mae and GSE mortgage-backed pass-through securities	$44,198	$33,806	$10,392	30.74%
Ginnie Mae collateralized mortgage obligations	2,019	2,214	(195)	(8.81)
Mutual funds	1,867	1,783	84	4.71

	48,084	37,803	10,281	27.20

Held to maturity:
GSE mortgage-backed pass-through securities	4,736	—	4,736	—
Municipal securities	2,346	2,347	(1)	(0.04)

	7,082	2,347	4,735	201.75

Totals	$55,166	$40,150	$15,016	37.40

The following table identifies the percentage composition of the invested securities.

	2014	2013	2012
December 31:

Available for sale
Ginnie Mae and GSE mortgage-backed pass-through securities	80.1%	84.2%	83.8%
Ginnie Mae collateralized mortgage obligations	3.7	5.5	6.1
Mutual funds	3.4	4.5	4.5

	87.2	94.2	94.4

Held to maturity:
GSE mortgage-backed pass-through securities	8.6	—	—
Municipal securities	4.2	5.8	5.6

	12.8	5.8	5.6

Totals	100.0%	100.0%	100.0%

See Note 3 to the Consolidated Financial Statement for more information on investment securities.

Loans. Net loans receivable totaled $316.1 million at December 31, 2014, an increase of $4.1 million, or 1.3% from $312.0 million at December 31, 2013. Additional growth was hindered by prepayments of large commercial real estate loans, for which the Bank received $778,000 in prepayment fees, and also by a weak local single-family residential mortgage loan market. Total prepayment fees received were partly offset by a $614,000 prepayment penalty paid to the Federal Home Loan Bank related to one of the commercial real estate loans that was match-funded.

Residential real estate loans decreased $4.7 million to $163.8 million at December 31, 2014, from $168.5 million at December 31, 2013. New loan originations involved a mix of owner-occupied single-family and investment properties, as well as a blend of fixed-rate and, to a lesser degree, variable-rate notes. During 2014, the Bank originated $32.5 million in non-construction residential real estate loans, including home equity loans, and sold $4.7 million into the secondary market.

Commercial real estate loans increased $6.7 million to $111.5 million at December 31, 2014, from $104.8 million at December 31, 2013. Commercial loans and leases increased $104,000 to $29.4 million at December 31, 2014 from $29.3 million at December 31, 2013. Non-construction commercial real estate loans totaling $38.1 million were originated in 2014, and $12.3 million in other commercial loans were also added in 2014.

Construction loans increased $2.2 million to $13.6 million at December 31, 2014 from $11.4 million at December 31, 2013. Construction loan originations in 2014 totaled $13.0 million, which included eight commercial construction loans totaling $9.1 million and 17 residential construction loans totaling $3.9 million.

On December 31, 2014, the Bank had two loans to local municipalities totaling $785,000, compared to three loans totaling $997,000 at December 31, 2013. Municipal loans are usually added through a competitive bid process. No municipal loans were added in 2014 or in 2013.

Consumer loans declined $14,000 from December 31, 2013 to $2.0 million at December 31, 2014. This decrease reflected the impact of the local economy and competitive pressures on the Bank’s lending growth objectives. The Bank originated $1.2 million of consumer loans in 2014.

New loan volume in 2014 totaled $97.5 million. New loan volume in 2013 totaled $81.1 million. New residential loan additions, including $11.0 million of construction loans and $155,000 in purchases, increased to

$43.7 million in 2014 from $41.0 million in 2013. Commercial loan, commercial real estate, and commercial construction loan additions in 2014, including a $254,000 purchased loan, totaled $52.6 million, compared to $39.0 million in 2013. New consumer loans totaled $1.2 million in 2014 compared to $1.1 million in 2013.

Ameriana Bancorp generally retains loan servicing on loans sold. Loans that Ameriana Bancorp serviced for investors, primarily Freddie Mac, Fannie Mae and the Federal Home Loan Bank of Indianapolis, totaled approximately $70.9 million at December 31, 2014 compared to $80.7 million at December 31, 2013. The decrease of $9.8 million for 2014 was due to $14.5 million of payoffs and other principal payments on loans serviced for investors exceeding the $4.7 million of loans sold with servicing retained during the year. Loans sold that Ameriana Bancorp service generate a steady source of fee income, with servicing fees ranging from 0.25% to 0.375% per annum of the loan principal amount.

Credit Quality. Nonperforming loans decreased $676,000 to $4.4 million at December 31, 2014 from $5.1 million at December 31, 2013. Nonaccrual residential real estate loans decreased $555,000 for the year to $2.2 million at December 31, 2014, primarily as a result of the repurchase of a loan with a $781,000 balance at December 31, 2013. Nonaccrual construction loans decreased by $371,000 and nonaccrual commercial loans declined $216,000 during 2014. There was one nonaccrual commercial real estate loan with a balance of $812,000 at December 31, 2014, an increase of $460,000 over a year earlier.

Ameriana Bancorp recorded net charge-offs of $412,000 in 2014 and $1.0 million in 2013. Total charge-offs were $505,000 in 2014 and $1.1 million in 2013. Total recoveries in 2014 were $93,000, while total recoveries were $139,000 in 2013.

The allowance for loan losses as a percent of loans was 1.22% at December 31, 2014 and 1.26% at December 31, 2013. As a result of the Bank’s review of collateral positions and historic loss ratios, management believes that the allowance for loan losses is adequate to cover all incurred and probable losses inherent in the portfolio at December 31, 2014.

Premises and Equipment. Premises and equipment of $15.5 million at December 31, 2014 represented an $825,000 increase from $14.7 million at December 31, 2013. The net increase resulted primarily from capital expenditures totaling $1.8 million, of which $1.1 million related to the two new banking centers, partly offset by $966,000 of depreciation for the year.

Stock in Federal Home Loan Bank. The $719,000 decrease in Federal Home Loan Bank stock to $3.8 million at December 31, 2014 was the result of a stock repurchase program initiated by the Federal Home Loan Bank in 2014.

Goodwill. Goodwill was $656,000 at December 31, 2014, unchanged from December 31, 2013. Goodwill of $457,000 relates to deposits associated with a banking center acquired on February 27, 1998, and $199,000 is the result of three separate acquisitions of insurance businesses. The results of the Bank’s impairment tests have reflected a fair value for the deposits at this banking center that exceeds the goodwill, and a fair value of the three insurance agency books of business purchased that exceeds the associated goodwill.

Cash Value of Life Insurance. Ameriana Bancorp has investments in life insurance on employees and directors, with a balance or cash surrender value of $28.4 million and $27.7 million, respectively, at December 31, 2014 and 2013. The majority of these policies were purchased in 1999. Some policies were exchanged in 2014 to reduce Ameriana Bancorp’s concentration with one insurance carrier, and some policies with lower returns were exchanged in 2007 as part of a restructuring of the program. The nontaxable increase in cash surrender value of life insurance was $716,000 in 2014, compared to $720,000 in 2013.

Other Real Estate Owned. Other real estate owned of $6.6 million at December 31, 2014 represented an increase of $1.5 million from December 31, 2013. Ten additions to other real estate owned totaling $2.4 million and the sale of eight properties with an aggregate book value of $900,000 occurred during 2014. The additions included a residential condominium project with a book value of $1.5 million, two commercial real estate properties totaling $244,000, five single-family residential properties totaling $472,000 and 20 residential building lots totaling $195,000. The sales resulted in a net gain of $23,000, and consisted of five single-family properties, two residential building lots, and developed commercial land. Write-downs of other real estate owned during 2014 totaled $26,000, of which $24,000 related to an outlot adjacent to a strip retail center also owned by the Bank. All of the write-downs during 2014 were due to reduction of the property’s market value, evidenced by updated appraisals or valuations received during the period.

Other Assets. Other assets were $8.9 million at December 31, 2014, compared to $9.9 million at December 31, 2013. The decrease of $966,000 resulted primarily from a $1.0 million reduction of Ameriana Bancorp’s net income tax asset.

Deposits. The following table shows deposit changes by category:

(Dollars in thousands)
December 31,	2014	2013	$ Change	% Change
Noninterest-bearing deposits	$61,063	$52,747	$8,316	15.77%
Savings deposits	32,997	30,009	2,988	9.96
Interest-bearing checking	112,899	98,234	14,665	14.93
Money market deposits	34,960	36,125	(1,165)	(3.23)
Certificates $100,000 and more	46,157	51,188	(5,031)	(9.83)
Other certificates	90,871	94,398	(3,527)	(3.74)

Totals	$378,947	$362,701	$16,246	4.48

Non-maturity deposits increased $24.8 million, or 11.4%, to $241.9 million at December 31, 2014 from $217.1 million at December 31, 2013. The growth resulted primarily from a $23.0 million increase in checking account balances, noninterest-bearing and interest-bearing deposits, which included a $7.0 million temporary public funds checking balance related to a municipal construction project. The $8.6 million decline in certificate balances resulted primarily from the Bank’s decision not to renew a maturing $7.5 million State of Indiana certificate deposit that was accepted in December 2013.

Borrowings. Borrowings decreased $5.0 million to $45.8 million at December 31, 2014 from $50.8 million at December 31, 2013, as the Bank prepaid a Federal Home Loan Bank note that had been used to match-fund a ten-year commercial real estate loan in 2008. The Bank received a $651,000 prepayment fee from the loan payoff and paid a $614,000 prepayment penalty to the Federal Home Loan Bank. In 2013, the Bank added a three-year Federal Home Loan Bank note with an interest rate of 0.77%. The proceeds from the note were used to purchase $8.1 million of Ginnie Mae mortgage-backed securities, with the balance of the purchase funded with cash from the Bank’s interest-bearing demand account at the Federal Reserve Bank of Chicago. In September 2012, the Bank prepaid a $10.0 million FHLB note that had an interest rate of 3.42% and maturity date of June 24, 2015, using the proceeds from a $10.0 million FHLB borrowing with an interest rate of 0.96% and maturity date of September 20, 2017. In November 2012, the Bank prepaid a $10.0 million FHLB note that had an interest rate of 3.40% and maturity date of July 24, 2015, using the proceeds from a $10.0 million borrowing with an interest rate of 0.92% and maturity date of November 28, 2017. This restructuring strategy, which included two prepayment penalties totaling $1.5 million that are being amortized over the lives of the two new borrowings, allowed the Bank to extend the debt during a low interest rate environment, and reduce the amount of interest expense that will be recorded during the period from the restructuring dates to the original maturity dates of the replaced borrowings.

At December 31, 2014, Ameriana Bancorp’s borrowings consisted of FHLB advances totaling $28.0 million, one $7.5 million repurchase agreement, and subordinated debentures of $10.3 million. The subordinated debentures were issued on March 7, 2006, and mature on March 7, 2036.

Yields Earned and Rates Paid. The following tables set forth the weighted average yields earned on interest-earning assets and the weighted average interest rates paid on the interest-bearing liabilities, together with the net yield on interest-earning assets. Yields are calculated on a tax-equivalent basis. The tax-equivalent adjustment was $60,000, $62,000 and $64,000 for the years ended December 31, 2014, 2013, and 2012, respectively.

	Year Ended December 31,
	2014	2013	2012
Weighted Average Yield:
Loans	5.22%	4.99%	5.35%
Mortgage-backed pass through and collateralized mortgage obligations	2.24	1.93	2.34
Securities—taxable	2.13	2.30	3.02
Securities—tax-exempt	8.00	8.00	8.01
Other interest-earning assets	0.74	0.81	0.79
All interest-earning assets	4.42	4.41	4.72

Weighted Average Cost:
Demand deposits, money market deposit accounts, and savings	0.10	0.11	0.18
Certificates of deposit	1.04	1.12	1.39
Federal Home Loan Bank advances, Federal Reserve Bank discount window borrowings, repurchase agreement and subordinated debentures	2.68	2.86	3.29
All interest-bearing liabilities	0.82	0.87	1.09

Interest Rate Spread (spread between weighted average yield on all Interest-earning assets and all interest-bearing liabilities)	3.60	3.54	3.63

Net Tax Equivalent Yield (net interest income as a percentage of average interest-earning assets)	3.69	3.63	3.72

	At December 31,
Weighted Average Interest Rates:	2014	2013	2012
Loans	4.67%	4.83%	5.07%
Mortgage-backed pass through and collateralized mortgage obligations	2.18	2.21	2.11
Other securities—taxable	1.87	2.01	2.00
Other securities—tax-exempt	7.95	7.95	7.95
Other earning assets	0.72	0.65	0.96
Total interest-earning assets	4.03	4.15	4.52
Demand deposits, money market deposit accounts, and savings	0.10	0.11	0.11
Certificates of deposit	0.99	1.06	1.19
Federal Home Loan Bank advances, repurchase agreement, and subordinated debentures (1)	2.48	2.69	2.86
Total interest-bearing liabilities	0.73	0.86	0.90
Interest rate spread	3.30	3.29	3.62

(1)	The actual weighted average rate at December 31, 2014 for Federal Home Loan Bank advances was 1.10%, but the effective rate was 2.17%, which was used in this calculation. The effective rate incorporates the impact on interest expense from the amortization of two prepayment penalties totaling $1.5 million that resulted when two advances of $10.0 million each were replaced in 2012 with new borrowings that have lower rates and later maturity dates.

Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income, interest expense and net interest income for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by old volume). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to the rate and the changes due to volume. No material amounts of loan fees or out-of-period interest are included in the table. Nonaccrual loans were not excluded in the calculations. The information shown below was adjusted for the tax-equivalent benefit of bank qualified non-taxable municipal securities and municipal loans. The tax-equivalent adjustment was $60,000, $62,000 and $64,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

	Year Ended December 31,
	2014 vs. 2013			2013 vs. 2012
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(In thousands)
Interest income:
Loans	$(27)	$730	$703	$342	$(1,151)	$(809)
Mortgage-backed securities	290	102	392	(122)	(134)	(256)
Securities—taxable	—	(3)	(3)	2	(15)	(13)
Securities—tax-exempt	—	—	—	—	—	—
Other interest-earning assets	93	(21)	72	18	6	24

Total interest-earning assets	356	808	1,164	240	(1,294)	(1,054)

Interest expense:
Demand deposits and savings	6	(2)	4	14	(115)	(101)
Certificates of deposits	87	(108)	(21)	(211)	(360)	(571)
FHLB advances, Federal Reserve Bank discount window borrowings, repurchase agreement and subordinated debentures	96	(85)	11	32	(202)	(170)

Total interest-bearing liabilities	189	(195)	(6)	(165)	(677)	(842)

Change in net interest income	$167	$1,003	$1,170	$405	$(617)	$(212)

Drafts Payable. Drafts payable of $1.3 million at December 31, 2014 represented a decrease of $205,000 from $1.5 million at December 31, 2013. This difference will vary and is a function of the dollar amount of checks issued near period end and the time required for those checks to clear.

Other Liabilities. The total for other liabilities decreased $166,000 to $5.7 million at December 31, 2014, from $5.9 million at December 31, 2013, and included a $186,000 decrease in a payable related to the transfer of loan servicing on loans purchased by the bank in prior years, and a $111,000 increase in loan escrow balances.

Shareholders’ Equity. Total shareholders’ equity of $41.1 million at December 31, 2014 was $3.3 million higher than the total at December 31, 2013. This increase resulted from net income of $2.4 million, $511,000 related to vesting of stock options and from stock options exercised, and other comprehensive income of $702,000 from unrealized appreciation of available-for-sale securities, partially offset by $240,000 in dividends to shareholders.

Results of Operations – 2014 Compared to 2013.

Net Income. Ameriana Bancorp recorded net income of $2.4 million for 2014, or $0.79 per diluted share, compared to net income of $2.2 million, or $0.73 per diluted share, for 2013. This increase of $179,000 resulted primarily from growth in net interest income and a reduction in the provision for loan losses, partly offset by lower total noninterest income and higher total noninterest expense. The following is a summary of changes in the components of net income for 2014 compared to 2013:

•	Net interest income of $15.1 million for 2014 represented an increase of $1.2 million over 2013, and resulted primarily from a $25.3 million increase in average interest-earning assets and a $745,000 increase in prepayment fees from commercial real estate loans. Total prepayment fee income for 2014 included one prepayment fee of $651,000 received on a commercial real estate loan that was match-funded with a FHLB borrowing in 2008. The $614,000 prepayment penalty paid to the FHLB is included in noninterest expense for 2014.

•	Provisions for loan losses of $322,000 were recorded during 2014, compared to $755,000 for the same period of 2013, a decrease of $433,000.

•	Other income for 2014 was $5.6 million, or a decrease of $184,000 from 2013, due primarily to the $341,000 reduction in gains on sales of loans and servicing rights.

•	$17.2 million in other expense for 2014 represented a $1.1 million, or 6.9%, increase from $16.1 million for 2013. The increase resulted primarily from a $614,000 prepayment penalty paid to the Federal Home Loan Bank related to a 2008 borrowing used to match-fund a commercial real estate loan.

•	The income tax expense of $867,000 on $3.2 million of pre-tax income for 2014 represented a reduced effective federal tax rate of 26.8% that resulted primarily from $857,000 of tax-exempt income from bank-owned life insurance, municipal securities and municipal loans. The income tax expense of $741,000 on $2.9 million of pre-tax income for 2013 represented a reduced effective federal tax rate of 25.3% that resulted from $865,000 of tax-exempt income from bank-owned life insurance, municipal securities and municipal loans.

Net Interest Income. Ameriana Bancorp derives the majority of its income from net interest income. The following table shows a breakdown of net interest income on a tax-equivalent basis for 2014 compared to 2013. The tax equivalent adjustment was $60,000 and $62,000 for the years ended December 31, 2014 and 2013, respectively, based on a tax rate of 34%.

Years ended December 31,	2014		2013
	Interest	Yield/Rate	Interest	Yield/Rate	Change
Interest and fees on loans	$16,633	5.22%	$15,930	4.99%	$703
Other interest income	1,573	1.69	1,112	1.65	461

Total interest income	18,206	4.42	17,042	4.41	1,164

Interest on deposits	1,646	0.52	1,663	0.56	(17)
Interest on borrowings	1,351	2.68	1,340	2.86	11

Total interest expense	2,997	0.82	3,003	0.87	(6)

Net interest income	$15,209		$14,039		$1,170

Net interest spread		3.60%		3.54%
Net interest margin		3.69%		3.63%

The 8.3% increase in net interest income on a tax-equivalent basis, as shown in the table above, was mostly the result of a $25.3 million, or 6.5% increase in average interest-earning assets, and a $745,000 increase in prepayment fee income that included a fee of $651,000 from one commercial real estate loan that was match-funded with a FHLB borrowing. Although average interest-bearing liabilities for 2014 represented a 5.5% increase over 2013, interest expense decreased $6,000, as both the average cost of deposits and the average cost of borrowings declined from a year earlier. Ameriana Bancorp’s interest-bearing liabilities have shorter overall maturities and typically reprice more frequently to market conditions than its interest-earning assets.

Ameriana Bancorp’s net interest margin on a fully-tax equivalent basis increased six basis points to 3.69% for 2014 from 3.63% for 2013.

Tax-exempt interest for 2014 was $141,000 compared to $145,000 for 2013. Tax-exempt interest is from qualifying municipal securities and municipal loans. Total interest income on a tax-equivalent basis of $18.2 million for 2014 represented an increase of $1.2 million compared to $17.0 million for 2013. This increase resulted primarily from Ameriana Bancorp’s growth in average interest-earning assets and significant increase in prepayment fee income. Total interest expense for 2014 decreased $6,000 compared to 2013, due mostly to the Bank taking advantage of market opportunities to reprice and continue to reduce its cost of interest-bearing deposits. For further information, see “—Financial Condition—Rate/Volume Analysis.”

Provision for Loan Losses. The provision for loan losses represents the current period credit or cost associated with maintaining an appropriate allowance for loan losses. Periodic fluctuations in the provision for loan losses result from management’s assessment of the adequacy of the allowance for loan losses. The allowance for loan losses is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, assessment by management, third parties and banking regulators of the quality of the loan portfolio, the value of the underlying collateral on problem loans and the general economic conditions in the Bank’s market area. Ameriana Bancorp believes the allowance for loan losses is adequate to cover losses inherent in the loan portfolio as calculated in accordance with generally accepted accounting principles.

Ameriana Bancorp had a provision for loan losses of $322,000 for 2014 compared to a provision of $775,000 for 2013. The decrease in the provision was due primarily to a reduction in nonperforming loans and net charge-offs, and to an improvement in the overall credit quality of the loan portfolio. The allowance to total loans ratio was 1.22% at December 31, 2014, compared to 1.26% at December 31, 2013.

Other Income. The $184,000 decrease in total other income to $5.6 million in 2014 resulted primarily from the net of the following changes:

•	A $341,000 decrease in gains on sales of mortgage loans and servicing rights to $170,000 for 2014 from $511,000 for 2013, that resulted primarily from a decline in single-family home loan demand nationwide and management’s decision to retain a substantial portion of the 2014 new loan production in the Bank’s portfolio;

•	No sales of investment securities, compared to $167,000 in net gains from $10.2 million in sales of available-for-sale investment securities in 2013; and

•	A $57,000 decrease in brokerage and insurance commissions to $1.6 million for 2014 compared to the year earlier total, that included a $38,000 decrease in commissions and fees earned by the Bank’s investment services subsidiary that resulted primarily from a lower volume of sales, and an $18,000 decrease in revenue earned by the Bank’s insurance subsidiary that resulted primarily from a $34,000 decrease in the contingency bonus received related to the claims loss experience on insured properties; partially offset by

•	A $228,000, or 9.3%, increase in fees and service charges from deposit account relationships to $2.7 million that was due primarily to a 5.9% increase in the number of checking accounts that resulted from the Bank’s continuing focus on growing core deposit relationships;

•	A $32,000 decrease in the net loss from sales and write-downs of other real estate owned to $3,000 for 2014 from $35,000 for 2013. The $3,000 net loss for 2014 included write-downs of $26,000 that were partly offset by net gains of $23,000 from the sale of 8 properties with a total book value of $900,000. The net loss for 2013 included write-downs totaling $283,000, including a write-down of $141,000 related to a high-end single family property, offset in part by a $154,000 gain on the sale of a single-family residential property with the potential for increased value when converted to commercial use.

•	A $60,000 increase in other real estate owned income to $280,000 that resulted primarily from the January 2014 collection of $26,000 in delinquent rent from a tenant of a commercial strip center.

Other Expense. Ameriana Bancorp recorded a $1.1 million, or 6.9%, increase in total other expense to $17.2 million for 2014, compared to $16.1 million for 2013, due primarily to the following major differences:

•	A $614,000 prepayment penalty paid to the Federal Home Loan Bank related to a borrowing for a match-funded commercial real estate loan;

•	A $323,000, or 3.6%, increase in salaries and employee benefits to $9.3 million for 2014 from $9.0 million for 2013 that was due in part to $155,000 of expense related to the two new banking centers opened in the last half of 2014, and a $71,000 increase in the expense of Ameriana Bancorp’s frozen multi-employer defined benefit retirement plan;

•	A $168,000 increase in marketing expense to $529,000 for 2014 that related primarily to media advertising to build brand awareness in the greater Indianapolis metropolitan area;

•	A $149,000 increase in legal and professional fees to $723,000 that resulted primarily from a $72,000 increase in legal fees, a $38,000 increase in fees related to successful appeals of real estate tax assessments on office properties and other real estate owned, and a $16,000 increase in recruiting fees;

•	A $90,000 increase in data processing expense to $1.0 million for 2014 related primarily to Ameriana Bancorp’s cost to support greater use of new technology by its customers; and

•	A $102,000 increase in other noninterest expense to $1.7 million that resulted primarily from a $101,000 increase in expense related to split-dollar life insurance agreements; partly offset by

•	A $127,000 decrease in FDIC insurance premiums that resulted primarily from a reduction in the Bank’s assessment rate;

•	An $84,000 decrease in other real estate owned expense to $277,000, due primarily to real estate tax refunds from successful appeals of assessments that resulted in a $55,000 expense reduction;

•	A $66,000 decrease in loan expense that resulted primarily from the reversal of $62,000 of loan expense as a result of the repurchase of a non-performing loan by the servicer, and

•	A $56,000 decrease in furniture and equipment expense to $778,000 that related mostly to reduced ATM maintenance expense and lower depreciation.

Strategic Issues

To diversify the balance sheet and provide new avenues for loan and deposit growth, the Bank further expanded into the greater Indianapolis area, adding three (3) full-service offices in 2008 and 2009 in the suburban markets of Carmel, Fishers and Westfield. As a result, more than half of Ameriana Bancorp’s banking centers are located in the Indianapolis metropolitan area. These banking centers are focused on generating new deposit and lending relationships, where significant opportunities exist to win market share from smaller institutions lacking the depth of financial products and services, and large institutions that have concentrated on large business customers.

In 2012, the Bank closed its McCordsville Banking Center. The Fishers Banking Center, which is in close proximity to the McCordsville and Geist communities, allowed the Bank to serve the financial needs of its McCordsville customers from a consolidated and still convenient location. In 2013, the Bank purchased two vacant banking centers in Hamilton County. The Noblesville Banking Center opened in September 2014, and the Fishers Crossing Banking Center in November 2014. With the addition of these two (2) offices, Ameriana has five (5) locations in Hamilton County. A Broad Ripple Banking Center, the Bank’s first brick and mortar location in Marion County, is scheduled to open in the second half of 2015. The Bank is in the process of determining the appropriate time to construct a banking center building on its Plainfield property, based on its long-term expansion strategy. Although implementation of the expansion strategy has resulted in an initial negative effect on earnings, management believes that the Bank’s expansion into new markets is extremely important to its long-term sustainable growth.

On July 6, 2015, Ameriana consolidated the Downtown New Castle Banking Center with the Bundy Avenue Banking Center, also located in New Castle, where customers are provided full access to services and amenities that were not available at the Downtown Banking Center. Ameriana is committed to developing a branch network that meets the changing needs of customers while maximizing profitability for its shareholders.

Earnings pressure is expected to continue as the uncertain economy maintains stress on efforts to grow the loan portfolio, and also due to the current interest rate environment that has proven to be difficult for the financial institution industry, including pressure on net interest margins. Deposit acquisition remains competitive; however, the Bank’s disciplined pricing has resulted in further reduction of its cost of deposits. The Bank’s pricing strategies, along with an increase in the size of the investment portfolio, have mitigated the negative effect of the low interest rate environment. Managing noninterest expense prudently has been a priority of the Bank, and management has utilized aggressive cost control measures including job restructuring and eliminating certain discretionary expenditures, to limit growth in noninterest expense as new banking centers are added.

With the Bank’s mantra of “Soundness. Profitability. Growth—in that order, no exceptions,” the priorities, culture and risk strategy of the Bank are focused on asset quality and credit risk management. Despite the current economic pressures, as well as the industry’s challenges related to compliance and regulatory requirements, tightened credit standards, and capital preservation, management remains cautiously optimistic that business conditions will continue to improve over the longer term and is steadfast in the belief that Ameriana Bancorp is well positioned to grow and enhance shareholder value as this recovery occurs.

With a community banking history stretching over 125 years, the Bank has built its strong reputation with community outreach programs and being a workplace of choice. By combining its rich tradition with its ability to provide its customers with financial advice and solutions, the Bank will accomplish its mission by:

•	being Ameriana Bancorp’s customer’s first choice for financial advice and solutions;

•	informing and educating customers on the basics of money management; and

•	understanding and meeting customer’s financial needs throughout their life cycle.

Serving customers requires the commitment of all Bank associates to provide exceptional service and sound financial advice. The Bank believes these qualities will differentiate it from its competitors and increase profitability and shareholder value.

Critical Accounting Policies

The accounting and reporting policies of Ameriana Bancorp are maintained in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations of Ameriana Bancorp can be affected by these estimates and assumptions, and such estimates and assumptions are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of Ameriana Bancorp’s financial condition and results, and they require management to make estimates that are difficult, subjective or complex, and subject to change if actual circumstances differ from those that were assumed. The following are Ameriana Bancorp’s critical accounting policies:

Allowance for Loan Losses. The allowance for loan losses provides coverage for probable losses in Ameriana Bancorp’s loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, including the level of non-performing, delinquent and classified loans, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to earnings and reduced by net charge-offs.

Ameriana Bancorp determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for noncommercial loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences and historical losses, adjusted for current trends, for each loan category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan’s effective interest rate.

Regardless of the extent of Ameriana Bancorp’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the subjective nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. Ameriana Bancorp estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon Ameriana Bancorp’s evaluation of risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment. Future adjustments to the allowance for loan losses may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies periodically review Ameriana Bancorp’s allowance for loan losses. Such agencies may require Ameriana Bancorp to recognize adjustments to the allowance based on their judgments at the time of their examination.

Mortgage Servicing Rights. Mortgage servicing rights (“MSRs”) associated with loans originated and sold, where servicing is retained, are capitalized and included in other assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Valuation Measurements. Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities and residential mortgage loans held for sale are carried at fair value, as defined by FASB fair value guidance, which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts for goodwill and intangible assets. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect Ameriana Bancorp’s results of operations.

Income Tax Accounting. Ameriana Bancorp files a consolidated federal income tax return. The provision for income taxes is based upon income in its consolidated financial statements. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on Ameriana Bancorp’s deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.

Under U.S. generally accepted accounting principles, a valuation allowance is required to be recognized if it is “more likely than not” that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax asset is highly subjective and dependent upon judgment concerning Ameriana Bancorp’s evaluation of both positive and negative evidence, Ameriana Bancorp’s forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Positive evidence includes the existence of taxes paid in available carry-back years as well as the probability that taxable income will be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends. At June 30, 2015 and December 31, 2014, Ameriana Bancorp determined that its existing valuation allowance was adequate, largely based on available tax planning strategies and its projections of future taxable income. Any reduction in estimated future taxable income may require it to increase the valuation allowance against its deferred tax assets. Any required increase to the valuation allowance would result in additional income tax expense in the period and could have a significant impact on Ameriana Bancorp’s future earnings.

Positions taken in Ameriana Bancorp’s tax returns may be subject to challenge by the taxing authorities upon examination. The benefit of an uncertain tax position is initially recognized in the financial statements only when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Differences between Ameriana Bancorp’s position and the position of tax authorities could result in a reduction of a tax benefit or an increase to a tax liability, which could adversely affect its future income tax expense.

Ameriana Bancorp believes its tax policies and practices are critical accounting policies because the determination of its tax provision and current and deferred tax assets and liabilities have a material impact on its net income and the carrying value of its assets. Ameriana Bancorp believes its tax liabilities and assets are adequate and are properly recorded in the condensed consolidated financial statements at June 30, 2015.

Off-balance Sheet Arrangements

In the normal course of operations, Ameriana Bancorp engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in Ameriana Bancorp’s financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

Ameriana Bancorp does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Impact of Inflation and Changing Prices

Ameriana Bancorp’s consolidated financial statements and related data presented in this registration statement have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or at the same rate as changes in the prices of goods and services, which are directly affected by inflation, although interest rates may fluctuate in response to perceived changes in the rate of inflation.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future obligations of a short-term nature. Historically, funds provided by operations, loan repayments and new deposits have been Ameriana Bancorp’s principal sources of liquid funds. In addition, Ameriana Bancorp has the ability to obtain funds through the sale of investment securities and mortgage loans, through borrowings from the FHLB system, and through the brokered certificates market. It regularly adjusts the investments in liquid assets based upon its assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of Ameriana Bancorp’s asset/liability program.

Ameriana Bancorp is a separate entity and apart from the Bank and must provide for its own liquidity. In addition to its operating expenses, Ameriana Bancorp is responsible for the payment of dividends declared for its shareholders and the payment of interest on its subordinated debentures. At times, Ameriana Bancorp has repurchased its stock. Substantially all of Ameriana Bancorp’s operating cash is obtained from subsidiary dividends. Payment of such dividends to Ameriana Bancorp by the Bank is limited under Indiana law.

At June 30, 2015, the Bank had $47.8 million in loan commitments outstanding and $59.3 million of additional commitments for line of credit receivables. Certificates of deposit due within one year of June 30, 2015 totaled $68.8 million, or 17.7% of total deposits. If these maturing certificates of deposit do not remain, other sources of funds must be used, including other certificates of deposit, brokered CDs, and borrowings. Depending on market conditions, the Bank may be required to pay higher rates on such deposits or other borrowings than currently paid on the certificates of deposit due on or before June 30, 2016. However, based on past experiences the Bank believes that a significant portion of the certificates of deposit will remain. The Bank has the ability to attract and retain deposits by adjusting the interest rates offered. The Bank held no brokered CDs at June 30, 2015 or at December 31, 2014.

Ameriana Bancorp’s primary investing activity, the origination and purchase of loans, is offset by the sale of loans and principal repayments. In the first six months of 2015, net loans receivable increased by $11.3 million, or 3.6%.

Financing activities consist primarily of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products the Bank offers, and Ameriana Bancorp’s local competitors and other factors. Total deposits increased by $10.5 million, or 2.8%, during the first six months of 2015. The Bank had FHLB advances of $25.0 million and $28.0 million at June 30, 2015 and December 31, 2014, respectively.

The Bank is subject to various regulatory capital requirements set by the FDIC, including a risk-based capital measure. Ameriana Bancorp is also subject to similar capital requirements set by the Federal Reserve Board. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.

Basel III. On July 9, 2013, the federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision (“Basel III”) and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 billion or more and top-tier savings and loan holding companies.

The rule established a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increased the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigned a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (“AOCI”), (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period. A key provision of the new rules permits all non-advanced approaches institutions, generally those institutions with less than $250 billion in total assets, to make a one-time, irrevocable election to opt out of the requirement to include most components of AOCI in Tier 1 capital. With the filing of their respective March 31, 2015 regulatory reports, the Bank and Ameriana Bancorp made the one-time, irrevocable election to opt out.

The new capital requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and non-residential mortgage loans that are 90 days past due or otherwise on nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019. It is management’s belief that, as of June 30, 2015, Ameriana Bancorp and the Bank have met all capital adequacy requirements under Basel III on a fully phased-in basis as if such requirements were currently effective.

There are five capital categories defined in the regulations, ranging from well capitalized to critically under-capitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At June 30, 2015 and December 31, 2014, the Bank was categorized as “well capitalized” and met all subject capital adequacy requirements. There are no conditions or events since June 30, 2015 that management believes have changed this classification.

Actual, required, and well capitalized amounts and ratios for the Bank are as follows:

June 30, 2015
	Actual Capital		Required for Adequate Capital		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital ratio (total capital to risk-weighted assets)	$48,841	14.62%	$26,721	8.00%	$33,402	10.00%
Tier 1 risk-based capital ratio (tier 1 capital to risk-weighted assets)	$44,897	13.44%	$20,041	6.00%	$26,721	8.00%
Common equity tier 1 risk-based capital ratio	$44,897	13.44%	$15,030	4.50%	$21,711	6.50%
(common equity tier 1 capital to risk-weighted assets)
Tier 1 leverage ratio (tier 1 capital to adjusted average total assets)	$44,897	9.41%	$19,077	4.00%	$23,847	5.00%

December 31, 2014
	Actual Capital		Required for Adequate Capital		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital ratio (risk based capital to risk-weighted assets)	$48,737	15.64%	$24,933	8.00%	$31,167	10.00%
Tier 1 risk-based capital ratio (tier 1 capital to risk-weighted assets)	$44,823	14.38%	$12,467	4.00%	$18,700	6.00%
Tier 1 leverage ratio (tier 1 capital to adjusted average total assets)	$44,823	9.49%	$14,175	3.00%	$23,626	5.00%

Actual, required, and well capitalized amounts and ratios for Ameriana Bancorp are as follows:

June 30, 2015
	Actual Capital		Required for Adequate Capital		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital ratio (total capital to risk-weighted assets)	$51,116	15.17%	$26,964	8.00%	$33,705	10.00%
Tier 1 risk-based capital ratio (tier 1 capital to risk-weighted assets)	$47,172	14.00%	$20,223	6.00%	$26,964	8.00%
Common equity tier 1 risk-based capital ratio (common equity tier 1 capital to risk-weighted assets)	$39,241	11.64%	$15,167	4.50%	$21,908	6.50%
Tier 1 leverage ratio (tier 1 capital to adjusted average total assets)	$47,172	9.85%	$19,149	4.00%	$23,937	5.00%

December 31, 2014
	Actual Capital		Required for Adequate Capital		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital ratio (risk based capital to risk-weighted assets)	$49,983	15.85%	$25,233	8.00%	$31,541	10.00%
Tier 1 risk-based capital ratio (tier 1 capital to risk-weighted assets)	$46,069	14.61%	$12,617	4.00%	$18,925	6.00%
Tier 1 leverage ratio (tier 1 capital to adjusted average total assets)	$46,069	9.74%	$14,149	3.00%	$23,644	5.00%

Available Information

Ameriana Bancorp’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on its website, www.ameriana.com, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission.

COMPARISON OF COMMON STOCK

The following summary comparison of First Merchants common stock and Ameriana Bancorp common stock includes the material features of such stocks and the material differences in the rights of holders of shares of such stocks. Because this is a summary, it does not contain all of the information that is important to you and is qualified in its entirety by reference to First Merchants’ Articles of Incorporation and Bylaws and Ameriana Bancorp’s Articles of Incorporation and Bylaws.

Governing Law

Following the Merger, the rights of former Ameriana Bancorp shareholders who receive First Merchants common stock in the Merger will be governed by the laws of the State of Indiana, the state in which First Merchants is incorporated, and by First Merchants’ Articles of Incorporation and Bylaws. The rights of Ameriana Bancorp shareholders are presently governed by the laws of the State of Indiana, the state in which Ameriana Bancorp is incorporated, and by Ameriana Bancorp’s Articles of Incorporation, Bylaws and the Shareholders Agreement. The rights of Ameriana Bancorp shareholders differ in certain respects from the rights they will have as First Merchants shareholders, including certain preferential rights of preferred stockholders, the vote required for the amendment of certain significant provisions of the Articles of Incorporation and for the approval of certain significant corporate transactions.

Authorized But Unissued Shares

First Merchants	Ameriana Bancorp

First Merchants’ Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, no par value, of which 37,852,852 shares were outstanding as of July 31, 2015. First Merchants’ Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in First Merchants’ Articles of Incorporation without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law and the Articles of Incorporation. First Merchants has 500,000 shares of preferred stock authorized. First Merchants has designated 116,000 of those preferred shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 per share liquidation amount, no shares of which are currently outstanding. First Merchants has designated 90,823.23 of the preferred shares as Senior Non-Cumulative Perpetual Preferred Stock, Series B, $1,000 per share liquidation amount, no shares of which are currently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with the rights, privileges and preferences determined for each class by the Board of Directors of First Merchants.	The Articles of Incorporation of Ameriana Bancorp authorize the issuance of 15,000,000 shares of common stock, $1.00 par value. As of October 7, 2015, there were [●] shares of common stock outstanding. The Ameriana Bancorp Board of Directors may authorize the issuance of additional shares of common stock up to the amounts authorized in Ameriana Bancorp’s Articles of Incorporation, without shareholder approval, subject only to the restrictions of the Indiana Business Corporation Law, the Articles of Incorporation, and the rules of a national securities exchange, if applicable. As of the date of this proxy statement and prospectus, Ameriana Bancorp had 5,000,000 shares of serial preferred stock, no par value, authorized, none of which is issued and outstanding.

As of September 20, 2015, First Merchants had 316,465 shares of its common stock reserved and remaining available for issuance under its 2009 Long-term Equity Incentive Plan and 76,486 shares of its common stock reserved and remaining available for issuance under its Dividend Reinvestment and Stock Purchase Plan. In addition, as of September 20, 2015, First Merchants had no options granted but unexercised under its 1994 Stock Option Plan, 320,062 options granted but unexercised under its 1999 Long-term Equity Incentive Plan, and 137,811 options granted but unexercised under its 2009 Long-term Equity Incentive Plan, with shares reserved and remaining available equal to the outstanding options under each plan.

The issuance of additional shares of First Merchants common stock or the issuance of additional First Merchants preferred stock may adversely affect the interests of First Merchants shareholders by diluting their voting and ownership interests.

Restrictions on Transfer of Shares

First Merchants	Ameriana Bancorp

The holders of First Merchants common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Securities and Exchange Act of 1934 (the “Exchange Act”) and listed for exchange on The NASDAQ Global Select Market. As a result, a public market exists for the shares of common stock.	The holders of Ameriana Bancorp common stock are generally not restricted on sales of their shares. The shares are also registered under Section 12 of the Exchange Act and listed for exchange on The NASDAQ Capital Market. As a result, a public market exists for the shares of common stock.

Preemptive Rights

Neither First Merchants’ Articles of Incorporation nor Ameriana Bancorp’s Articles of Incorporation provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

Dividend Rights

First Merchants	Ameriana Bancorp

The holders of First Merchants common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors.

Generally, First Merchants may not pay a dividend if, after giving effect to the dividend:

•    First Merchants would not be able to pay its debts as they become due in the usual course of business; or

•    First Merchants’ total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The holders of Ameriana Bancorp common stock are entitled to dividends and other distributions when, as and if declared by its Boards of Directors. Dividends may be paid in cash, in property or in Ameriana Bancorp’s stock.

Generally, Ameriana Bancorp may not pay a dividend if, after giving effect to the dividend:

•    Ameriana Bancorp would not be able to pay its debts as they become due in the usual course of business; or

•    Ameriana Bancorp’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The amount of dividends, if any, that may be declared by First Merchants in the future will necessarily depend upon many factors, including, among other things, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since First Merchants is primarily dependent upon dividends paid by its subsidiaries for revenues), the discretion of First Merchants’ Board of Directors and other factors that may be appropriate in determining dividend policies.

First Merchants Bank may pay cash dividends to First Merchants on its common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to First Merchants than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Voting Rights

The holders of the outstanding shares of common stock of First Merchants and Ameriana Bancorp are entitled to one (1) vote per share on all matters presented for shareholder vote. Neither First Merchants nor Ameriana Bancorp shareholders have cumulative voting rights in the election of directors.

Articles of Incorporation and Bylaw Amendments

First Merchants	Ameriana Bancorp

Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. First Merchants’ Articles of Incorporation require a super-majority shareholder vote of seventy-five percent (75%) of its outstanding shares of common stock for the amendment of certain significant provisions and a majority of its outstanding shares for all other amendments. See “COMPARISON OF COMMON STOCK—Number of Directors and Term of Office,” “COMPARISON OF COMMON STOCK—Removal of	The shareholders of Ameriana Bancorp have the right to amend, alter, repeal or rescind Articles X (Meetings of Stockholders; No Cumulative Voting), XI (Notice for Nominations and Proposals), XII (Directors), XIII (Removal of Directors), XIV (Capital Stock Acquisition Restriction), XV (Approval of Certain Business Combinations), XVI (Evaluation of Business Combination), XVII (Limited Liability of Directors), XVIII (Indemnification), XIX (Amendment of Bylaws) and XX (Amendment of Articles of Incorporation) of the Articles of Incorporation by the affirmative vote of at least eighty percent (80%) of the holders of Ameriana Bancorp’s common stock. The Articles of Incorporation specify that Ameriana Bancorp has the right to amend, alter, repeal and rescind all other sections of the Articles of

Directors,” and “COMPARISON OF COMMON STOCK—Anti-Takeover Provisions.”

Indiana law permits a board of directors to amend a corporation’s bylaws unless the articles of incorporation provide otherwise. First Merchants’ Bylaws may generally be amended by an affirmative vote of a majority of the entire Board of Directors. However, several provisions of First Merchants’ Bylaws require two-thirds (2/3) vote of the entire Board of Directors to approve amendments, including the provision regarding removal of directors and setting the number and classes of directors. In addition, First Merchants’ Articles of Incorporation provide that its Bylaws may not be amended to repeal, modify or amend certain provisions of its Articles of Incorporation.

Incorporation in accordance with the Indiana Business Corporation Law.

The Ameriana Bancorp Articles of Incorporation and Bylaws provide that the Board of Directors shall have the exclusive power to make, alter, amend, or repeal, or the Bylaws of the Ameriana Bancorp by the affirmative vote of two-thirds (2/3) of the number of directors then in office, except as provided by the Indiana Business Corporation Law.

Special Meetings of Shareholders

First Merchants	Ameriana Bancorp

First Merchants’ Bylaws provide that a special meeting of shareholders may be called by the Board of Directors, the President, at the written request of a majority of the Board of Directors or at the written request of shareholders holding at least one-fourth (1/4) of all shares outstanding and entitled to vote on business for which the meeting is called.	Ameriana Bancorp’s Bylaws provide that a special meeting of shareholders may be called at any time by the Board of Directors, by a committee of the Board of Directors which has been duly designated by the Board of Directors, by the Chairman of the Board of Directors, by the President of Ameriana Bancorp, or otherwise as required by law.

Number of Directors and Term of Office

First Merchants	Ameriana Bancorp

First Merchants’ Articles of Incorporation provide that the number of directors shall be set in the Bylaws by the Board of Directors and shall be at least nine (9) and no more than 21 (twenty-one). First Merchants’ Articles of Incorporation also provide for classes of directors with staggered terms. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock. First Merchants’ Bylaws specify that the number of directors is ten (10). The Bylaws provide that the number of directors may be amended only by a two-thirds (2/3) vote of the entire Board of Directors. Consistent with its Articles of Incorporation, First Merchants’ Bylaws provide that the Board of Directors is divided into three (3) classes with four (4) directors in one (1) of the classes and three (3) directors in the other two (2) classes. The directors in each class are elected for 3-year staggered terms. Thus, approximately only one-third (1/3) of First Merchants’ Board of Directors is elected at each annual meeting of shareholders. Because	The Articles of Incorporation of Ameriana Bancorp provide that the number of directors shall be between seven (7) and fifteen (15) as provided from time to time in the Bylaws. The Bylaws provide that the Board of Directors shall initially consist of seven (7) members, divided into three (3) groups. The members of each group shall be elected for staggered terms of three (3) years. A decrease or increase in the number of directors requires the approval of two-thirds (2/3) the directors then in office.

First Merchants’ Board of Directors is divided into classes, a majority of First Merchants’ directors can be replaced only after two (2) annual meetings of shareholders. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws.

Nomination of Directors

First Merchants	Ameriana Bancorp

Under First Merchants’ Bylaws, only the Nominating and Governance Committee of the Board of Directors may nominate a candidate for the Board of Directors. Shareholders may suggest a person for nomination by sending a notice to the Committee setting forth at a minimum:

•    the name and address of each suggested nominee;

•    the age and principal occupation of each suggested nominee;

•    the total number of shares of First Merchants capital stock held by the notifying shareholder; and

•    the name and residence address of the notifying shareholder.

Ameriana Bancorp’s Articles of Incorporation and its Bylaws provide for the nomination of directors. Either a majority of independent directors of Ameriana Bancorp or a nominating committee composed of a minimum of three (3) directors shall select nominees for the election of directors. Shareholders may suggest a person for nomination by sending a notice to the Secretary of Ameriana Bancorp setting forth at a minimum:

•    the name, age, business address, and if known, residence address of each nominee proposed in the notice;

•    the principal occupation or employment of each such nominee;

•    the number of shares of stock of Ameriana Bancorp which are beneficially owned by each such nominee;

•    such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended;

•    the name and address of the shareholder who is providing notice; and

•    the class and number of shares of Ameriana Bancorp beneficially owned by the shareholder who is providing notice.

Removal of Directors

First Merchants	Ameriana Bancorp

First Merchants’ Articles of Incorporation and Bylaws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares entitled to vote on the election of directors. However, if two-	Ameriana Bancorp Articles of Incorporation provide that any or all of the members of the Board of Directors may be removed only for cause (i) by the shareholders at a meeting of the shareholders called expressly for that purpose, and only by the affirmative vote of the holders of at least eighty percent (80%) of

thirds (2/3) of the entire Board of Directors recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on the election of directors at a shareholders meeting. A two-thirds (2/3) vote of the entire Board of Directors is required to amend this provision of First Merchants’ Bylaws. Amendment of this provision of First Merchants’ Articles of Incorporation requires the approval of three-fourths (3/4) of the voting stock.	the shares then entitled to vote at an election of directors, or (ii) by the affirmative vote of at least two-thirds (2/3) of the directors then in office.

Anti-Takeover Provisions

The anti-takeover measures applicable to First Merchants and Ameriana Bancorp described below may have the effect of discouraging a person or other entity from acquiring control of either company. These measures may have the effect of discouraging certain tender offers for shares of their common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

Under Indiana law, any ten percent (10%) shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Exchange Act, such as First Merchants or Ameriana Bancorp, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such ten percent (10%) interest, the Board of Directors approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a ten percent (10%) shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its Articles of Incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a ten percent (10%) ownership position prior to the election. First Merchants has adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under this provision, unless otherwise provided in the corporation’s articles of incorporation or bylaws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. First Merchants and Ameriana Bancorp are subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Liquidation Rights

First Merchants	Ameriana Bancorp

In the event of any liquidation or dissolution of First Merchants, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of First Merchants’ liabilities and any rights of creditors and holders of shares of First Merchants’ preferred stock then outstanding.	In the event of any liquidation, dissolution, or winding up of Ameriana Bancorp, either voluntary or involuntary, the holders of shares shall be entitled to share, ratably according to the number of shares held by them, in all assets of Ameriana Bancorp available for distribution to its shareholders.

Redemption

First Merchants	Ameriana Bancorp

Under Indiana law, First Merchants may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. First Merchants may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, First Merchants may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.	Ameriana Bancorp’s Articles of Incorporation provide that Ameriana Bancorp may redeem or acquire shares of its securities pursuant to authorization by Ameriana Bancorp’s Board of Directors and in such manner, upon such terms, and in such amounts as its Board of Directors determines, subject to any limitations or restrictions, if any, contained in the express terms of any shares outstanding or otherwise imposed by law. Under Indiana law, Ameriana Bancorp may redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. Ameriana Bancorp may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, Ameriana Bancorp may not redeem its shares if its total assets would be less than the sum of its total liabilities plus any preferential rights of shareholders payable upon dissolution.

Director Liability

Under Indiana law, a director of First Merchants or Ameriana Bancorp will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless:

•    The director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation; and

•    Such breach or failure to perform constitutes willful misconduct or recklessness.

Indemnification of Directors, Officers and Employees

Under Indiana law and First Merchants’ and Ameriana Bancorp’s Articles of Incorporation, either corporation may indemnify any director, officer, employee or agent for any and all liability and expense incurred in connection with a proceeding which such person is involved in by reason of such person’s position with First Merchants or Ameriana Bancorp, as applicable, in which (a) the person is wholly successful or (b) the person acted in good faith in what the person reasonably believed to be in or at least not opposed to the best interests of

First Merchants or Ameriana Bancorp, as applicable. If the person is wholly successful with respect to the claim or proceeding, the indemnification by First Merchants or Ameriana Bancorp, as applicable is mandatory. Finally, under Indiana law and their respective Articles of Incorporation and/or Bylaws, both First Merchants and Ameriana Bancorp are permitted to advance expenses to a person prior to final disposition of the proceeding if the person undertakes to repay any advanced amounts, if it is ultimately determined that he or she is not entitled to indemnification.

LEGAL MATTERS

Certain legal matters in connection with the Merger Agreement will be passed upon for First Merchants by the law firm of Bingham Greenebaum Doll LLP, Indianapolis, Indiana and for Ameriana Bancorp by the law firm of Kilpatrick Townsend & Stockton LLP, Washington D.C.

EXPERTS

The audited consolidated financial statements of First Merchants and its affiliates, incorporated by reference into this document, have been audited by BKD, LLP, independent registered public accountants, to the extent and for the periods indicated in their report thereon, and have been so incorporated by reference in this document in reliance upon such report of BKD, LLP given on the authority of such firm as experts in auditing and accounting.

The audited consolidated financial statements of Ameriana Bancorp and its affiliates as of December 31, 2014 and 2013, have been included herein and have been audited by BKD, LLP, independent registered public accountants, in reliance upon the report of such firm appearing elsewhere herein, and upon the authority of such firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

First Merchants

If the Merger is completed, Ameriana Bancorp shareholders will become shareholders of First Merchants. Any proposal which a First Merchants shareholder intends to have presented at the 2016 annual meeting of First Merchants and included in the proxy statement and form of proxy relating to that meeting must be received by the Secretary of First Merchants at First Merchants’ principal office no later than November 25, 2015, for inclusion in First Merchants’ proxy statement and form of proxy relating to that meeting. Shareholder proposals, if any, intended to be presented at the 2016 annual meeting of First Merchants that are not submitted by November 25, 2015 for inclusion in the proxy statement will be considered untimely.

Ameriana Bancorp

If the Merger occurs, there will be no Ameriana Bancorp annual meeting of shareholders for 2016. In that case, shareholder proposals must be submitted to First Merchants in accordance with the procedures described above.

If the Merger is not completed, Ameriana Bancorp will hold its 2016 annual meeting in accordance with its current governing documents and as required by Indiana law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

First Merchants has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the common stock of First Merchants being offered in the Merger. This proxy statement and prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Merchants and the securities offered by this proxy statement and prospectus, reference is made to the registration statement. Statements contained in this proxy statement and prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

First Merchants and Ameriana Bancorp each files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy these materials at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain additional information about First Merchants on its website at http://www.firstmerchants.com. You may obtain additional information about the Bank on its website at https://www.ameriana.com. However, the contents of those websites are not incorporated by reference in, or otherwise a part of, this proxy statement and prospectus and are not soliciting material.

First Merchants “incorporates by reference” into this proxy statement and prospectus the information in documents it files with the SEC, which means that they can disclose important information to you through those documents. The information incorporated by reference is an important part of this proxy statement and prospectus. Some information contained in this proxy statement and prospectus updates the information incorporated by reference and some information filed by First Merchants subsequently with the SEC will automatically update this proxy statement and prospectus.

First Merchants incorporates by reference the documents and information listed below:

•	First Merchants’ Annual Report on Form 10-K and Form 10-K/A filed on February 27, 2015 and September 30, 2015, respectively;

•	First Merchants’ Quarterly Reports on Form 10-Q filed on May 6, 2015 and August 7, 2015;

•	First Merchants’ Current Reports on Form 8-K filed on January 6, 2015 (except with respect to information furnished under Item 7.01); April 3, 2015, April 20, 2015, May 6, 2015, June 15, 2015 (except with respect to information furnished under Item 7.01 therein), and June 29, 2015 (except with respect to information furnished under Item 7.01 therein); and

•	The description of First Merchants common stock set forth in the registration statement filed by First Merchants pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such description.

First Merchants also incorporates by reference any of its filings with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this proxy statement and prospectus.

You may request, either orally or in writing, a copy of the documents incorporated by reference by First Merchants in this proxy statement and prospectus without charge by requesting them in writing or by telephone from First Merchants at the following addresses and telephone number:

First Merchants Corporation

200 East Jackson Street

Muncie, Indiana 47305

Attention: David L. Ortega,

                 Corporate Secretary

Telephone: (765) 747-1500

If you would like to request documents, please do so by November 27, 2015, in order to receive them before the Ameriana Bancorp special meeting.

You should rely only on the information incorporated by reference or provided in this proxy statement and prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this proxy statement and prospectus is accurate as of any date other than the date on the front of this document. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding First Merchants in this proxy statement and prospectus has been provided by First Merchants, and all information in this proxy statement and prospectus regarding Ameriana Bancorp has been provided by Ameriana Bancorp.

Ameriana Bancorp

Consolidated Condensed Balance Sheets

(In thousands, except share data)

	June 30, 2015 (Unaudited)	December 31, 2014
Assets
Cash on hand and in other institutions	$6,707	$6,020
Interest-bearing demand deposits	14,780	27,122

Cash and cash equivalents	21,487	33,142
Interest-bearing time deposits	3,916	4,164
Investment securities available for sale, at fair value	47,820	48,084
Investment securities held to maturity, at amortized cost	17,141	7,082
Loans held for sale	339	332
Loans, net of allowance for loan losses of $3,904 and $3,903	327,422	316,113
Premises and equipment, net	15,896	15,511
Stock in Federal Home Loan Bank, at cost	2,693	3,753
Goodwill	656	656
Cash value of life insurance	27,824	28,446
Other real estate owned	6,682	6,639
Other assets	8,823	8,896

Total assets	$480,699	$472,818

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$67,711	$61,063
Interest-bearing	321,692	317,884

Total deposits	389,403	378,947
Borrowings	42,810	45,810
Drafts payable	1,179	1,298
Other liabilities	5,868	5,711

Total liabilities	439,260	431,766

Commitments and contingencies
Shareholders’ equity
Preferred stock—5,000,000 shares authorized and unissued	—	—
Common stock, $1.00 par value
Authorized 15,000,000 shares
Issued—3,254,662 and 3,245,684 shares	3,254	3,246
Outstanding—3,029,662 and 3,020,684 shares
Additional paid-in capital	1,816	1,657
Retained earnings	39,233	38,785
Accumulated other comprehensive income	134	362
Treasury stock at cost—225,000 shares	(2,998)	(2,998)

Total shareholders’ equity	41,439	41,052

Total liabilities and shareholders’ equity	$480,699	$472,818

See notes to consolidated condensed financial statements

Ameriana Bancorp

Consolidated Condensed Statements of Income

(In thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest Income
Interest and fees on loans	$3,883	$4,008	$7,651	$8,122
Interest on mortgage-backed securities	269	257	537	479
Interest on investment securities	64	43	127	87
Other interest and dividend income	62	77	132	171

Total interest income	4,278	4,385	8,447	8,859

Interest Expense
Interest on deposits	368	414	741	834
Interest on borrowings	263	341	536	679

Total interest expense	631	755	1,277	1,513

Net Interest Income	3,647	3,630	7,170	7,346
Provision for loan losses	—	150	105	300

Net Interest Income After Provision for Loan Losses	3,647	3,480	7,065	7,046

Other Income
Other fees and service charges	697	698	1,331	1,286
Brokerage and insurance commissions	365	384	932	802
Gains on sales of loans and servicing rights	125	25	180	41
Net gain (loss) from sales and write-downs of other real estate owned	(35)	7	(3)	7
Other real estate owned income	119	57	183	144
Increase in cash value of life insurance	182	175	359	357
Other	60	37	90	110

Total other income	1,513	1,383	3,072	2,747

Other Expense
Salaries and employee benefits	2,470	2,316	4,826	4,571
Net occupancy expense	337	339	793	759
Furniture and equipment expense	218	184	428	373
Legal and professional fees	666	166	847	328
FDIC deposit insurance premiums and assessments	94	91	185	180
Data processing expense	301	251	581	484
Printing and office supplies	79	61	155	126
Marketing expense	113	109	205	218
Other real estate owned expense	121	67	245	106
Other	456	453	908	809

Total other expense	4,855	4,037	9,173	7,954

Income Before Income Taxes	305	826	964	1,839
Income tax	117	223	274	507

Net Income	$188	$603	$690	$1,332

See notes to consolidated condensed financial statements

Ameriana Bancorp

Consolidated Condensed Statements of Income

(In thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Basic Earnings Per Share	$0.06	$0.20	$0.23	$0.45

Diluted Earnings Per Share	$0.06	$0.20	$0.23	$0.45

Dividends Declared Per Share	$0.04	$0.02	$0.08	$0.04

See notes to consolidated condensed financial statements

Ameriana Bancorp

Consolidated Condensed Statements of Comprehensive Income (Loss)

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net Income	$188	$603	$690	$1,332

Unrealized appreciation (depreciation) on available-for-sale securities, net of tax benefit of $160 and tax expense of $178 for the three months ended June 30, 2015 and June 30, 2014, respectively, and net of tax benefit of $118 and tax expense of $293 for the six months ended June 30, 2015 and June 30, 2014, respectively	(309)	349	(228)	563

Other comprehensive income (loss)	(309)	349	(228)	563

Comprehensive Income (Loss)	$(121)	$952	$462	$1,895

See notes to consolidated condensed financial statements

Ameriana Bancorp

Consolidated Condensed Statement of Shareholders’ Equity

For the Six Months Ended June 30, 2015

(In thousands, except per share data)

(Unaudited)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2014	$3,246	$1,657	$38,785	$362	$(2,998)	$41,052
Net Income	—	—	690	—	—	690

Other comprehensive loss	—	—	—	(228)	—	(228)
Share-based compensation	—	42	—	—	—	42
Exercise of stock options	8	106	—	—	—	114
Tax benefit realized from exercise of stock options	—	11	—	—	—	11
Dividends declared ($0.08 per share)	—	—	(242)	—	—	(242)

Balance at June 30, 2015	$3,254	$1,816	$39,233	$134	$(2,998)	$41,439

See notes to consolidated condensed financial statements.

Ameriana Bancorp

Consolidated Condensed Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2015	2014
Operating Activities
Net income	$690	$1,332
Items not requiring (providing) cash
Provision for losses on loans	105	300
Depreciation and amortization	773	595
Increase in cash value of life insurance	(359)	(357)
Net loss (gain) from sales and write-downs of other real estate owned	3	(7)
Share-based compensation	42	40
Mortgage loans originated for sale	(5,625)	(948)
Proceeds from sales of mortgage loans originated for sale	5,717	974
Gains on sales of mortgage loans and servicing rights	(180)	(41)
Gain on split-dollar bank-owned life insurance death benefit	(20)	—
Increase in accrued interest and dividends payable	55	26
Other adjustments	580	89

Net cash provided by operating activities	1,781	2,003

Investing Activities
Purchase of available for sale securities	(4,780)	(16,242)
Purchase of held to maturity securities	(10,529)	—
Proceeds/principal from the maturity of held to maturity securities	35	—
Principal collected on available for sale mortgage-backed securities	4,514	2,778
Principal collected on held to maturity mortgage-backed securities	419	—
Net change in loans	(11,565)	(1,749)
Proceeds from stock repurchased by Federal Home Loan Bank	1,060	—
Proceeds from split-dollar bank-owned life insurance death benefit	998	—
Proceeds from sales of other real estate owned	105	74
Net purchases and construction of premises and equipment	(937)	(316)

Net cash used in investing activities	(20,680)	(15,455)

Financing Activities
Net change in demand and savings deposits	13,269	21,908
Net change in certificates of deposit	(2,813)	(7,374)
Decrease in drafts payable	(119)	(395)
Repayment of borrowings	(3,000)	—
Net change in advances by borrowers for taxes and insurance	(26)	40
Proceeds from exercise of stock options	114	47
Cash dividends paid	(181)	(89)

Net cash provided by financing activities	7,244	14,137

Change in Cash and Cash Equivalents	(11,655)	685
Cash and Cash Equivalents at Beginning of Year	33,142	40,867

Cash and Cash Equivalents at End of Quarter	$21,487	$41,552

Supplemental information:

Interest paid on deposits	$741	$836

Interest paid on borrowings	$542	$682

Income tax paid	$450	$95

Non-cash supplemental information:

Transfers from loans to other real estate owned	$151	$569

See notes to consolidated condensed financial statements.

AMERIANA BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (unaudited)

NOTE A—BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Ameriana Bancorp and its wholly-owned subsidiary, the Bank. The Bank has two wholly-owned subsidiaries, Ameriana Insurance Agency and Ameriana Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The unaudited interim consolidated condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and disclosures required by generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the financial statements reflect all adjustments (comprised only of normal recurring adjustments and accruals) necessary to present fairly Ameriana Bancorp’s financial position and results of operations and cash flows. The consolidated condensed balance sheet of Ameriana Bancorp as of December 31, 2014 has been derived from the audited consolidated balance sheet Ameriana Bancorp as of that date. The results of operations for the three and six months ended June 30, 2015 are not necessarily indicative of the results to be expected in the full year or for any other period. These statements should be read in conjunction with the consolidated financial statements and related notes which are included in Ameriana Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2014.

NOTE B—SHAREHOLDERS’ EQUITY

On May 14, 2015, the Board of Directors declared a quarterly cash dividend of $0.04 per share. This dividend, totaling approximately $121,000, was accrued for payment to shareholders of record on June 12, 2015 and was paid on July 2, 2015.

Cash received from options exercised under all share-based compensation arrangements for the second quarter of 2015 was $62,000, with a tax benefit realized of $5,000. No stock options were granted during the second quarter of 2015.

NOTE C—EARNINGS PER SHARE

Earnings per share were computed as follows:

	(In thousands, except share data) Three Months Ended June 30,
	2015			2014
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Earnings Per Share: Income available to common shareholders	$188	3,026,772	$0.06	$603	2,992,134	$0.20

Effect of dilutive stock options	—	14,076		—	5,341

Diluted Earnings Per Share: Income available to common shareholders and assumed conversions	$188	3,040,848	$0.06	$603	2,997,475	$0.20

	(In thousands, except share data) Six Months Ended June 30,
	2015			2014
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic Earnings Per Share: Income available to common shareholders	$690	3,023,983	$0.23	$1,332	2,991,447	$0.45

Effect of dilutive stock options	—	14,721		—	4,588

Diluted Earnings Per Share: Income available to common shareholders and assumed conversions	$690	3,038,704	$0.23	$1,332	2,996,035	$0.45

All options to purchase common stock outstanding at June 30, 2015 were included in the computation of diluted earnings per share, because the option’s exercise price was less than the average market price of the common shares for the period presented.

Options to purchase 15,232 shares of common stock at exercise prices of $15.35 to $15.56 per share were outstanding at June 30, 2014, but were not included in the computation of diluted earnings per share because the options were anti-dilutive, in that the option’s exercise price was greater than the average market price of the common shares for the period presented.

NOTE D—INVESTMENT SECURITIES

The following tables provide the composition of investment securities at June 30, 2015 and December 31, 2014 (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at June 30, 2015
Ginnie Mae and GSE mortgage-backed pass-through securities	$43,887	$304	$123	$44,068
Ginnie Mae collateralized mortgage obligations	1,901	—	29	1,872
Mutual fund	1,846	34	—	1,880

	$47,634	$338	$152	$47,820

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity at June 30, 2015
GSE mortgage-backed pass-through securities	$11,736	$4	$6	$11,734
Municipal securities	5,405	14	—	5,419

	$17,141	$18	$6	$17,153

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2014
Ginnie Mae and GSE mortgage-backed pass-through securities	$43,675	$566	$43	$44,198
Ginnie Mae collateralized mortgage obligations	2,053	—	34	2,019
Mutual fund	1,826	41	—	1,867

	$47,554	$607	$77	$48,084

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity at December 31, 2014
GSE mortgage-backed pass-through securities	$4,736	$20	$—	$4,756
Municipal securities	2,346	8	—	2,354

	$7,082	$28	$—	$7,110

The amortized cost and fair value of securities at June 30, 2015 by contractual maturity are shown below (dollars in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Fair Value
Within one year	$—	$—
One to five years	—	—
Five to ten years	—	—
After ten years	—	—

	—	—
Ginnie Mae and GSE mortgage-backed pass-through securities	43,887	44,068
Ginnie Mae collateralized mortgage obligations	1,901	1,872
Mutual fund	1,846	1,880

	$47,634	$47,820

	Held to Maturity
	Amortized Cost	Fair Value
Within one year	$360	$361
One to five years	1,559	1,563
Five to ten years	2,262	2,268
After ten years	1,224	1,227

Municipal securities	5,405	5,419
GSE mortgage-backed pass-through securities	11,736	11,734

	$17,141	$17,153

Mortgage-backed pass-through securities: The contractual cash flows of these investments are guaranteed by either Ginnie Mae, a U.S. Government agency, or by Fannie Mae and Freddie Mac, U.S. Government-sponsored entities, institutions which the U.S. Government has affirmed its commitment to support. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of Ameriana Bancorp’s investment.

Collateralized mortgage obligations: The contractual cash flows of these investments are guaranteed by Ginnie Mae, a U.S. Government agency. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of Ameriana Bancorp’s investment.

Municipal Securities: The municipal securities consisted of non-rated local issue revenue bonds.

Mutual fund: The mutual fund balance consisted of an investment in the CRA Qualified Investment mutual fund, whose portfolio composition is primarily in debt securities with an average credit quality rating of AAA.

Certain investment securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2015 and December 31, 2014 was $19,775,000 and $12,122,000, respectively, which was approximately 30.4% and 22.0%, respectively, of Ameriana Bancorp’s investment portfolio at these dates.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows Ameriana Bancorp’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2015 and December 31, 2014 (dollars in thousands):

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale at June 30, 2015
Ginnie Mae and GSE mortgage-backed pass-through securities	$17,859	$122	$44	$1	$17,903	$123
Ginnie Mae collateralized mortgage obligations	—	—	1,872	29	1,872	29

	$17,859	$122	$1,916	$30	$19,775	$152

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale at December 31, 2014
Ginnie Mae and GSE mortgage-backed pass-through securities	$5,540	$5	$4,563	$38	$10,103	$43
Ginnie Mae collateralized mortgage obligations	—	—	2,019	34	2,019	34

	$5,540	$5	$6,582	$72	$12,122	$77

Investment securities with a total market value of $8,508,000 and $8,499,000 were pledged at June 30, 2015 and December 31, 2014, respectively, to secure a repurchase agreement.

There were no sales of available for sale securities during the three-month and six-month periods ended June 30, 2015 and June 30, 2014.

NOTE E—LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES

(Dollars in Thousands)

	At June 30,	At December 31,
	2015	2014
Real estate loans:
Commercial	$116,472	$111,455
Residential	163,467	163,839
Construction	18,637	13,570
Commercial loans and leases	30,196	29,358
Municipal loans	1,895	785
Consumer loans	1,875	2,018

Total loans	332,542	321,025

Less:
Undisbursed loan proceeds	594	302
Deferred loan fees, net	622	707
Allowance for loan losses	3,904	3,903

	5,120	4,912

Total loans—net	$327,422	$316,113

The risk characteristics of each loan portfolio segment are as follows:

Commercial Real Estate: These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Bank’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral and risk grade criteria. As a general rule, the Bank avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction Real Estate: Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, timely completion and sale of the property, sale of the property at a price commensurate with the initial estimate, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial Loans and Leases: Commercial loans and leases are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Residential and Consumer: With respect to residential loans that are secured by one-to four-family residences and are generally owner occupied, the Bank generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one-to four-family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Municipal: Municipal loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most municipal loans are secured by the full faith and credit of the municipality. The availability of funds for the repayment of these loans may be substantially dependent on the ability of the municipality to collect taxes or other revenue.

Allowance for Loan and Lease Losses Methodology:

Bank policy is designed to ensure that an adequate allowance for loan and lease losses (“ALLL”) will be maintained. Primary responsibility for ensuring that the Bank has processes in place to consistently assess the adequacy of the ALLL rests with the Board. The Board has charged the Chief Credit Officer with responsibility for establishing the methodology to be used and to assess the adequacy of the ALLL quarterly. The methodology will be reviewed and affirmed by the Loan Review Officer. Quarterly, the Board will review recommendations from the Chief Credit Officer to adjust the allowance as appropriate.

The methodology employed by the Bank for each portfolio segment will at a minimum contain the following:

1.	Loans will be segmented by type of loan.

2.	Loans will be further segmented by risk grades.

3.	The required ALLL for types of performing homogeneous loans which do not have a specific reserve will be determined by applying a factor based on historical losses averaged over the twelve quarters prior to the most recent quarter. In those instances where the Bank’s historical experience is not available, management will develop factors based on industry experience and best practices.

4.	All criticized and classified loans will be tested for impairment by applying one of three methodologies:

a.	Present value of future cash flows;

b.	Fair value of collateral less cost to sell; or

c.	The loan’s observable market price.

5.	All troubled debt restructurings (“TDR”) are considered impaired loans.

6.	Loans tested for impairment will be removed from other pools to prevent layering (double-counting).

7.	The required ALLL for each group of loans will be added together to determine the total required ALLL for the Bank. The required ALLL will be compared to the current ALLL to determine the required provision to increase the ALLL or credit to decrease the ALLL.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank over the twelve quarters prior to the most recent quarter. Management believes the historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

Management also factors in the following qualitative considerations:

1.	Changes in policies and procedures;

2.	Changes in national, regional and local economic and business conditions;

3.	Changes in the composition and size of the portfolio and in the terms of loans;

4.	Changes in the experience, ability and depth of lending management and other relevant staff;

5.	Changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;

6.	Changes in the quality of the Bank’s loan review system;

7.	Changes in the value of underlying collateral for collateral-dependent loans;

8.	The existence and effect of any concentration of credit, and changes in the level of such concentrations; and

9.	The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.

The following table presents the balance and activity in allowance for loan losses as of June 30, 2015 (dollars in thousands):

Allowance for Loan Losses

For Three Months Ended June 30, 2015

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Balance at beginning of quarter	$1,133	$1,983	$225	$512	$—	$131	$3,984
Provision (credit) for losses	(46)	70	(23)	—	—	(1)	—
Charge-offs (1)	—	(58)	—	(48)	—	(15)	(121)
Recoveries	—	26	—	5	—	10	41

Balance at end of quarter	$1,087	$2,021	$202	$469	$—	$125	$3,904

The following table presents the balance and activity in allowance for loan losses and the recorded investment in loans and impairment methods as of June 30, 2015 (dollars in thousands):

Allowance for Loan Losses and Recorded Investment in Loans

For Six Months Ended June 30, 2015

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Balance at beginning of year	$1,059	$1,934	$156	$637	$—	$117	$3,903
Provision (credit) for losses	28	139	45	(128)	—	21	105
Charge-offs (1)	—	(83)	—	(48)	—	(28)	(159)
Recoveries	—	31	1	8	—	15	55

Balance at end of period	$1,087	$2,021	$202	$469	$—	$125	$3,904

Ending allowance balance:
Individually evaluated for impairment	$70	$649	$—	$139	$—	$28	$886
Collectively evaluated for impairment	1,017	1,372	202	330	—	97	3,018

Total	$1,087	$2,021	$202	$469	$—	$125	$3,904

Ending loan balance:
Individually evaluated for impairment	$4,263	$7,275	$1,948	$435	$—	$88	$14,009
Collectively evaluated for impairment	112,209	156,192	16,689	29,761	1,895	1,787	318,533

Total	$116,472	$163,467	$18,637	$30,196	$1,895	$1,875	$332,542

The following tables present the balance and activity in allowance for loan losses as of June 30, 2014 (dollars in thousands):

Allowance for Loan Losses

For Three Months Ended June 30, 2014

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Balance at beginning of quarter	$1,273	$1,747	$332	$629	$—	$119	$4,100
Provision for losses	73	13	65	(19)	—	18	150
Charge-offs (1)	(101)	(80)	(6)	(58)	—	(18)	(263)
Recoveries	3	3	1	6	—	4	17

Balance at end of quarter	$1,248	$1,683	$392	$558	$—	$123	$4,004

Allowance for Loan Losses

For Six Months Ended June 30, 2014

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Balance at beginning of year	$1,165	$1,743	$356	$623	$—	$106	$3,993
Provision for losses	181	14	80	(17)	—	42	300
Charge-offs (1)	(101)	(80)	(46)	(59)	—	(34)	(320)
Recoveries	3	6	2	11	—	9	31

Balance at end of period	$1,248	$1,683	$392	$558	$—	$123	$4,004

The following table presents the balance in allowance for loan losses and recorded investment in loans and impairment methods as of December 31, 2014 (dollars in thousands):

Allowance for Loan Losses and Recorded Investment in Loans

For Year Ended December 31, 2014

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Ending allowance balance:
Individually evaluated for impairment	$—	$319	$—	$166	$—	$12	$497
Collectively evaluated for impairment	1,059	1,615	156	471	—	105	3,406

Total	$1,059	$1,934	$156	$637	$—	$117	$3,903

Ending loan balance:
Individually evaluated for impairment	$4,263	$3,967	$2,004	$516	$—	$89	$10,839
Collectively evaluated for impairment	107,192	159,872	11,566	28,842	785	1,929	310,186

Total	$111,455	$163,839	$13,570	$29,358	$785	$2,018	$321,025

(1) Policy for Charging Off Loans:

A loan should be charged off at any point in time when it no longer can be considered a bankable asset, meaning collectable within the parameters of policy. The Bank shall not renew any loan, or put a loan on a demand basis, only to defer a problem, nor is it appropriate to attempt long-term recoveries while reporting loans as assets.

An unsecured loan generally should be charged off no later than when it is 120 days past due as to principal or interest. For loans in the legal process of foreclosure against collateral of real and/or liquid value, the 120-day rule does not apply. Such charge-offs can be deferred until the foreclosure process progresses to the point where the Bank can adequately determine whether or not any ultimate loss will result. In similar instances where other legal actions will cause extraordinary delays, such as the settlement of an estate, if the loan is well collateralized, the 120-day period may be extended. On loans where the Bank is unsecured or not fully collateralized, the loan should be charged off or written down to the documented collateral value rather than merely being placed on non-accrual status.

All charge-offs and forgiveness of debt equal to or greater than $100,000 must be approved by the Loan Committee upon recommendation by the Chief Credit Officer. The Loan Committee consists of the Bank’s Chief

Executive Officer, Chief Credit Officer, Chief Banking Officer and Loan Review Officer. Charge-offs less than $100,000 and greater than $10,000 and decisions to defer the charge-off of a loan must be approved by the Chief Credit Officer.

Narrative Description of Borrower Rating:

Grade 1—Highest Quality (Pass)

This loan represents a credit extension of the highest quality. The borrower’s historic (at least five years) cash flows manifest extremely large and stable margins of coverage. Balance sheets are conservative, well capitalized, and liquid. After considering debt service for proposed and existing debt, projected cash flows continue to be strong and provide ample coverage. The borrower typically reflects broad geographic and product diversification and has broad access to alternative financial markets. Also included in this category may be loans secured by U.S. government securities, U.S. government agencies, highly rated municipal bonds, insured savings accounts, and insured certificates of deposit drawn on high quality banks.

Grade 2—Excellent Quality (Pass)

This loan has a sound primary and secondary source of repayment. The borrower has proven access to alternative sources of financing. This loan carries a low level of risk, with minimal loss exposure. The borrower has the ability to perform according to the terms of the credit facility. The margins of cash flow coverage are strong. This category also includes loans secured by high quality traded stocks and lower grade municipal bonds (must still be investment grade).

Grade 3—Good Quality (Pass)

This loan has a sound primary source of repayment. The borrower may have access to alternative sources of financing, but sources are not as widely available as they are to a higher graded borrower. This loan carries a normal level of risk, with minimal loss exposure. The borrower has the ability to perform according to the terms of the credit facility. The margins of cash flow coverage are satisfactory but vulnerable to more rapid deterioration than the higher quality loans. Real estate loans in this category display advance rates below the suggested maximum, debt coverage well in excess of the suggested level, or are leased beyond the loan term by a “credit” tenant.

Grade 4—Acceptable Quality (Pass)

The borrower is a reasonable credit risk and demonstrates the ability to repay the debt from normal business operations. Risk factors may include reliability of margins and cash flows, liquidity, dependence on a single product or industry, cyclical trends, depth of management, or limited access to alternative financing sources. Historic financial information may indicate erratic performance, but current trends are positive. Quality of financial information is adequate, but is not as detailed and sophisticated as information found on higher graded loans. If adverse circumstances arise, the impact on the borrower may be significant. All small business loans extended based upon credit scoring should be classified in this category unless deterioration occurs, in which case they should bear one of the below mentioned grades.

Grade 5—Marginal Quality (Pass)

The borrower is an acceptable credit risk and while it can demonstrate it has the ability to repay the debt from normal business operations, the coverage is not as strong as an Acceptable Quality loan. Weakness in one or more areas are defined. Risk factors would typically include a higher leverage position than desirable, low liquidity, weak or sporadic cash flow, the lack of reasonably current and complete financial information, and/or overall financial trends are erratic.

Grade 6—Elevated Risk, Management Attention (Watch)

While the borrower at origination was not considered a high risk potential, there are characteristics related to the financial condition, and/or a level of concern regarding either or both the primary and secondary source of repayment, that may preclude this from being a pass credit. These credit facilities are considered “pass” credits but exhibit the potential of developing a more serious weakness in their operation going forward. Usually, a credit in this category will be upgraded or downgraded on further analysis within a short period of time.

Grade 7—Special Mention

These credit facilities have developing weaknesses that deserve extra attention from the loan officer and other management personnel. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay the Bank’s debt in the future. This grade should not be assigned to loans which bear certain peculiar risks normally associated with the type of financing involved, unless circumstances have caused the risk to increase to a level higher than would have been acceptable when the credit was originally approved. Loans where actual, not potential, weaknesses or problems are clearly evident and significant should generally be graded in one of the grade categories below.

Grade 8—Substandard

Loans and other credit extensions bearing this grade are considered to be inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These obligations, even if apparently protected by collateral value, have well-defined weaknesses related to adverse financial, managerial, economic, market, or political conditions which have clearly jeopardized repayment of principal and interest as originally intended. Furthermore, there is the possibility that some future loss will be sustained by the Bank if such weaknesses are not corrected. Clear loss potential, however, does not have to exist in any individual assets classified as substandard.

Grade 9—Doubtful

Loans and other credit extensions graded “9” have all the weaknesses inherent in those graded “8,” with the added characteristic that the severity of the weaknesses make collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values. The probability of some loss is extremely high, but because of certain important and reasonably specific factors, the amount of loss cannot be determined. Such pending factors could include merger or liquidation, additional capital injection, refinancing plans, or perfection of liens on additional collateral. Loans in this classification should be placed in nonaccrual status, with collections applied to principal on the Bank’s books.

Grade 10—Loss

Loans in this classification are considered uncollectible and cannot be justified as a viable asset of the Bank. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future.

The following tables present the credit risk profile of Ameriana Bancorp’s loan portfolio based on rating category and payment activity as of June 30, 2015 and December 31, 2014 (dollars in thousands):

Loan Portfolio Quality Indicators

At June 30, 2015

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Rating:
Pass (Grades 1-5)	$108,312	$153,754	$15,874	$29,513	$1,895	$1,788	$311,136
Watch (Grade 6)	3,897	3,633	1,703	248	—	—	9,481
Special Mention (Grade 7)	—	—	—	—	—	—	—
Substandard (Grade 8)	3,451	423	224	—	—	—	4,098
Doubtful (Grade 9)	812	5,657	836	435	—	87	7,827
Loss (Grade 10)	—	—	—	—	—	—	—

Total	$116,472	$163,467	$18,637	$30,196	$1,895	$1,875	$332,542

Loan Portfolio Quality Indicators

At December 31, 2014

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Rating:
Pass (Grades 1-5)	$100,095	$157,518	$10,786	$28,516	$785	$1,929	$299,629
Watch (Grade 6)	7,097	327	1,721	325	—	—	9,470
Special Mention (Grade 7)	—	3,355	—	—	—	—	3,355
Substandard (Grade 8)	3,451	427	228	—	—	—	4,106
Doubtful (Grade 9)	812	2,212	835	517	—	89	4,465
Loss (Grade 10)	—	—	—	—	—	—	—

Total	$111,455	$163,839	$13,570	$29,358	$785	$2,018	$321,025

For all loan classes, the entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

The following tables present Ameriana Bancorp’s loan portfolio aging analysis as of June 30, 2015 and December 31, 2014 (dollars in thousands):

Loan Portfolio Aging Analysis

At June 30, 2015

	30-59 Days Past Due (A)	60-89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 days & Accruing
Real estate loans:
Commercial	$200	$—	$812	$1,012	$115,460	$116,472	$—
Residential	4,189	175	1,852	6,216	157,251	163,467	110
Construction	—	888	836	1,724	16,913	18,637	—
Commercial loans and leases	368	—	67	435	29,761	30,196	—
Municipal loans	—	—	—	—	1,895	1,895	—
Consumer loans	1	1	4	6	1,869	1,875	5

Total	$4,758	$1,064	$3,571	$9,393	$323,149	$332,542	$115

(A)	Includes $924,000 in loans classified as nonaccrual that are less than 30 days past due, of which $556,000 are residential real estate loans and $368,000 are commercial loans.

Loan Portfolio Aging Analysis

At December 31, 2014

	30-59 Days Past Due (A)	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 days & Accruing
Real estate loans:
Commercial	$—	$—	$812	$812	$110,643	$111,455	$—
Residential	1,346	212	1,598	3,156	160,683	163,839	14
Construction	—	—	836	836	12,734	13,570	—
Commercial loans and leases	80	320	117	517	28,841	29,358	—
Municipal loans	—	—	—	—	785	785	—
Consumer loans	10	4	1	15	2,003	2,018	1

Total	$1,436	$536	$3,364	$5,336	$315,689	$321,025	$15

(A)	Includes $667,000 in loans classified as nonaccrual that are less than 30 days past due, of which $587,000 are residential real estate loans and $80,000 are commercial loans.

Impaired Loans: For all loan classes, a loan is designated as impaired when, based on current information or events, it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain non-accrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and accrued interest is reversed against earnings, unless the loan is well-secured and in the process of collection. The accrual of interest on impaired and non-accrual loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.

For all loan classes, when interest accrual is discontinued all unpaid accrued interest is reversed when considered uncollectible. When a loan is in a non-accrual status, all cash payments of interest are applied to loan principal. Should the loan be reinstated to accrual status, all cash payments of interest received while in non-accrual status will be taken into income over the remaining life of the loan using the level yield accounting method.

The following table presents impaired loans as of June 30, 2015 (dollars in thousands):

Impaired Loans

At June 30, 2015

				Three Months Ended June 30, 2015		Six Months Ended June 30, 2015
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)
Loans without a specific valuation allowance:
Real estate loans:
Commercial	$3,451	$3,929	N/A	$3,451	$43	$3,451	$86
Residential	2,819	3,120	N/A	2,706	14	2,684	28
Construction	1,948	1,948	N/A	1,962	17	1,976	33
Commercial loans and leases	67	95	N/A	69	—	70	—
Municipal loans	—	—	N/A	—	—	—	—
Consumer loans	—	—	N/A	—	—	—	—

Total	$8,285	$9,092	N/A	$8,188	$74	$8,181	$147

Loans with a specific valuation allowance:
Real estate loans:
Commercial	$812	$812	$70	$812	$—	$812	$—
Residential	4,456	4,467	649	1,180	4	1,161	8
Construction	—	—	—	—	—	—	—
Commercial loans and leases	368	431	139	396	—	415	—
Municipal loans	—	—	—	—	—	—	—
Consumer loans	88	88	28	71	—	72	—

Total	$5,724	$5,798	$886	$2,459	$4	$2,460	$8

All Impaired Loans	$14,009	$14,890	$886	$10,647	$78	$10,641	$155

(1)	Includes all loans that were classified as impaired at any time during the three-month and six-month periods (not just impaired loans at June 30, 2015), and their average balance for only the period during which they were classified as impaired.
(2)	Interest recorded in income during only the period the loans were classified as impaired, for all loans that were classified as impaired at any time during the three months and six months ended June 30, 2015.

For all loan classes, interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

The following table presents impaired loans as of June 30, 2014 (dollars in thousands):

Impaired Loans

At June 30, 2014

				Three Months Ended June 30, 2014		Six Months Ended June 30, 2014
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)
Loans without a specific valuation allowance:
Real estate loans:
Commercial	$4,339	$4,817	N/A	$4,471	$59	$4,435	$110
Residential	2,655	2,920	N/A	3,273	17	3,014	35
Construction	1,222	2,057	N/A	1,389	18	1,329	36
Commercial loans and leases	70	98	N/A	564	—	399	—
Municipal loans	—	—	N/A	—	—	—	—
Consumer loans	—	—	N/A	—	—	—	—

Total	$8,286	$9,892	N/A	$9,697	$94	$9,177	$181

Loans with a specific valuation allowance:
Real estate loans:
Commercial	$—	$—	$—	$—	$—	$—	$—
Residential	2,589	2,662	381	2,609	21	2,602	42
Construction	3,149	3,149	245	2,901	25	3,025	51
Commercial loans and leases	148	192	109	163	—	161	—
Municipal loans	—	—	—	—	—	—	—
Consumer loans	95	95	8	66	—	78	—

Total	$5,981	$6,098	$743	$5,739	$46	$5,866	$93

All Impaired Loans	$14,267	$15,990	$743	$15,436	$140	$15,043	$274

(1)	Includes all loans that were classified as impaired at any time during the three-month and six-month periods (not just impaired loans at June 30, 2014), and their average balance for only the period during which they were classified as impaired.
(2)	Interest recorded in income during only the period the loans were classified as impaired, for all loans that were classified as impaired at any time during the three months and six months ended June 30, 2014.

For all loan classes, interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

The following table presents impaired loans as of December 31, 2014 (dollars in thousands):

Impaired Loans

At December 31, 2014

				Year Ended December 31, 2014
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)
Loans without a specific valuation allowance:
Real estate loans:
Commercial	$4,263	$4,742	N/A	$4,025	$176
Residential	2,686	2,923	N/A	2,342	58
Construction	2,004	2,004	N/A	1,744	72
Commercial loans and leases	70	99	N/A	221	—
Municipal loans	—	—	N/A	—	—
Consumer loans	—	—	N/A	—	—

Total	$9,023	$9,768	N/A	$8,332	$306

Loans with a specific valuation allowance:
Real estate loans:
Commercial	$—	$—	$—	$481	$22
Residential	1,281	1,340	319	2,806	78
Construction	—	—	—	2,368	55
Commercial loans and leases	446	495	166	222	—
Municipal loans	—	—	—	—	—
Consumer loans	89	89	12	81	—

Total	$1,816	$1,924	$497	$5,958	$155

All Impaired Loans	$10,839	$11,692	$497	$14,290	$461

(1)	Includes all loans that were classified as impaired at any time during 2014 (not just impaired loans at December 31, 2014), and their average balance for only the period during which they were classified as impaired.
(2)	Interest recorded in income during only the period the loans were classified as impaired, for all loans that were classified as impaired at any time during 2014.

For all loan classes, interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Non-Accrual Loans: Any loan which becomes 90 days delinquent, the full collection of principal and interest is in doubt, or a portion of principal has been charged off, should be placed on non-accrual status. The loan does not have to be placed on non-accrual if the charge-off is part of a Chapter 13 reaffirmation. At the time a loan is placed on non-accrual, all accrued but unpaid interest will be reversed from interest income. Placing the loan on non-accrual does not relieve the borrower of the obligation to repay interest.

For all loan classes, when a loan is on non-accrual status all payments are applied to loan principal.

A loan placed on non-accrual may be restored to accrual status when all delinquent principal and interest has been brought current, and the Bank expects full payment of the remaining contractual principal and interest including any previous charge-offs. Should the loan be reinstated to accrual status, all payments of interest received while in non-accrual status will be taken into income over the remaining life of the loan using the level yield accounting method. Restoring a non-accrual loan to accrual status requires the approval of the CCO. All loans placed on non-accrual status require the approval of the CCO and must be documented on the loan system and in the file.

The following table presents Ameriana Bancorp’s non-accrual loans at June 30, 2015 and December 31, 2014 (dollars in thousands):

Loans Accounted for on a Non-Accrual Basis

	At June 30, 2015	At December 31, 2014
Real estate loans:
Commercial	$812	$812
Residential	2,344	2,212
Construction	836	836
Commercial loans and leases	435	516
Municipal loans	—	—
Consumer loans	—	—

Total	$4,427	$4,376

Total non-accrual loans at June 30, 2015 and December 31, 2014 included $1,411,000 and $1,082,000 of TDRs, respectively.

Troubled Debt Restructurings: Our loan and lease portfolio includes certain loans that have been modified as a TDR, where concessions have been granted to borrowers who have experienced financial difficulties. These concessions typically result from loss mitigation efforts and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as nonperforming at the time of restructuring and typically are returned to performing status after considering the borrower’s sustained repayment performance for a reasonable period of at least six consecutive months.

When we modify loans and leases as a TDR, we evaluate any possible impairment similar to other impaired loans based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan or lease agreement, or use the current fair value of the collateral, less selling costs for collateral dependent loans. If we determine that the value of the modified loan is less than the recorded balance of the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through a specific allowance or charge-off to the allowance. In periods subsequent to modification, we evaluate all TDRs, including those that have payment defaults, for possible impairment and recognize impairment through the allowance.

There were two loans classified as a TDR during the three-month and six month periods ended June 30, 2015, and they are shown in the table below identified by class (dollars in thousands). The modifications were both payment concessions, one extending the amortization period to reduce the monthly payment amount and the other allowing the borrower to make interest only payments for a period of time.

	Three Months Ended June 30, 2015			Six Months Ended June 30, 2015
	Modifications			Modifications
	Number	Recorded Balance Before	Recorded Balance After	Number	Recorded Balance Before	Recorded Balance After
Real estate loans:
Commercial	—	$—	$—	—	$—	$—
Residential	1	3,311	3,311	1	3,311	3,311
Construction	—	—	—	—	—	—
Commercial loans and leases	1	308	308	1	308	308
Municipal loans	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—

Total	2	$3,619	$3,619	2	$3,619	$3,619

There were no loans classified as a TDR during either the three-month period or the six-month period ended June 30, 2014.

There were no TDRs that had payment defaults during the three-month and six-month periods ended June 30, 2015 and June 30, 2014, respectively. Default occurs when a loan or lease is 90 days or more past due or transferred to nonaccrual and is within 12 months of restructuring.

NOTE F—ACCOUNTING DEVELOPMENTS

•	Financial Accounting Standards Board (“FASB”)

The FASB has issued ASU No. 2015-05, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” Existing GAAP does not include explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include: (a) software as a service; (b) platform as a service; (c) infrastructure as a service; and (d) other similar hosting arrangements. The amendments add guidance to Subtopic 350-40, Intangibles—Goodwill and Other—Internal-Use Software, which will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The guidance already exists in the FASB Accounting Standards Codification™ in paragraphs 985-605-55-121 through 55-123, but it is included in a Subtopic applied by cloud service providers to determine whether an arrangement includes the sale or license of software. The amendments provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendments do not change the accounting for a customer’s accounting for service contracts. As a result of the amendments, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either: (1) prospectively to all arrangements entered into or materially modified after the effective date; or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method, and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and is still evaluating the impact the ASU will have on its financial position or results of operation.

The FASB has issued an ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities. In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification™ (Codification) and improves current GAAP by:

•	Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

•	Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (“VIE”).

•	Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and is still evaluating the impact the ASU will have on its financial position or results of operation.

NOTE G—RETIREMENT PLAN

Ameriana Bancorp entered into separate agreements with certain officers and directors that provide retirement benefits. Ameriana Bancorp records an expense equal to the projected present value of the payment due at the full eligibility date. The liability for the plan at June 30, 2015 and December 31, 2014 was $2,099,000 and $2,102,000, respectively. The expense for the plan was $31,000 and $55,000 for the three-month periods ended June 30, 2015 and June 30, 2014, respectively. The expense for the plan was $61,000 and $109,000 for the six-month periods ended June 30, 2015 and June 30, 2014, respectively.

NOTE H—DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Recurring Measurements: Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The security valued in Level 1 is a mutual fund.

Level 2 securities include U.S. Government agency and U.S. Government-sponsored enterprise pass-through mortgage-backed securities and collateralized mortgage obligations. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs, and the values are reviewed by the Bank’s management. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed-income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector grouping and matrix pricing. In addition, model processes, such as an option adjusted spread model is used to develop prepayment and interest rate scenarios for securities with prepayment features. Ameriana Bancorp has reviewed the methodologies used by the third party and has determined that the securities are properly classified as Level 2.

Ameriana Bancorp held no Level 3 securities in its available-for-sale portfolio on either June 30, 2015 or December 31, 2014.

The following table presents the fair value measurements of assets recognized in the accompanying consolidated condensed balance sheet measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2015 and December 31, 2014 (dollars in thousands):

		Fair Value Measurements Using
Available-for-sale securities:	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At June 30, 2015:
Ginnie Mae and GSE mortgage-backed pass-through securities	$44,068	$—	$44,068	$—
Ginnie Mae collateralized mortgage obligations	1,872	—	1,872	—
Mutual fund	1,880	1,880	—	—

	$47,820	$1,880	$45,940	$—

At December 31, 2014:
Ginnie Mae and GSE mortgage-backed pass-through securities	$44,198	$—	$44,198	$—
Ginnie Mae collateralized mortgage obligations	2,019	—	2,019	—
Mutual fund	1,867	1,867	—	—

	$48,084	$1,867	$46,217	$—

Transfers between Levels

Transfers between levels did not occur during the three months and six months ended June 30, 2015.

Level 3 Reconciliation

There is no reconciliation for the three-month and six-month periods ended June 30, 2015 and June 30, 2014, respectively, as there were no fair value measurements using significant unobservable (Level 3) inputs for the available-for-sale portfolio during those periods.

Nonrecurring Measurements

Following is a description of valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying consolidated condensed balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Collateral-Dependent Impaired Loans

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

Ameriana Bancorp considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by management. Appraisals are reviewed for accuracy and consistency by management. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by management by comparison to historical results.

Other Real Estate Owned

Other real estate owned (“OREO”) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy.

Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed necessary by management. Appraisals are reviewed for accuracy and consistency by management. Appraisers are selected from the list of approved appraisers maintained by management.

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. If the carrying amount exceeds fair value, impairment is recorded so that the servicing asset is carried at fair value. Fair value is determined based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes interest rate, prepayment speed, and default rate assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheet measured at fair value on a nonrecurring basis and the level within the ASC 820 fair value hierarchy in which the fair value measurements fall at June 30, 2015 and December 31, 2014:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At June 30, 2015:
Impaired loans	$1,514	$—	$—	$1,514
Other real estate owned	379	—	—	379
At December 31, 2014:
Impaired loans	$940	$—	$—	$940
Other real estate owned	1,166	—	—	1,166
Mortgage servicing rights	530			530

Unobservable (Level 3) Inputs:

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at June 30, 2015 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Inputs	Rate/Rate Range
Impaired loans	$1,514	Third party valuations	Discount to reflect realizable value	0.0% - 100.0%

Other real estate owned	379	Third party valuations	Discount to reflect realizable value	7.0% - 11.0%

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements at December 31, 2014 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Inputs	Rate/Rate Range
Impaired loans	$940	Third party valuations	Discount to reflect realizable value	0.6% - 64.9%

Other real estate owned	1,166	Third party valuations	Discount to reflect realizable value	6.4% - 7.0%

Mortgage servicing rights	530	Third party valuations	Discount rate Prepayment speed	5.06% - 6.08% 10.22% - 22.74%

Fair Value of Financial Instruments

Fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates may not be realized upon an immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of Ameriana Bancorp.

The following table presents the estimates of fair value of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall (dollars in thousands) at June 30, 2015:

Fair Value Measurements Using
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$21,487	$21,487	$21,487	$—	$—
Interest-bearing time deposits	3,916	3,930	3,930	—	—
Investment securities held to maturity	17,141	17,153	—	11,734	5,419
Loans held for sale	339	339	—	339	—
Loans	327,422	333,305	—	319,296	14,009
Stock in FHLB	2,693	2,693	—	2,693	—
Mortgage servicing rights	537	537	—	—	537
Interest and dividends receivable	1,255	1,255	—	1,255	—

Liabilities
Deposits	389,403	389,801	255,188	134,613	—
Borrowings	42,810	39,105	—	32,520	6,585
Drafts payable	1,179	1,179	—	1,179	—
Interest and dividends payable	151	151	—	151	—

The following table presents the estimates of fair value of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall (dollars in thousands) at December 31, 2014:

Fair Value Measurements Using
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$33,142	$33,142	$33,142	$—	$—
Interest-bearing time deposits	4,164	4,162	4,162	—	—
Investment securities held to maturity	7,082	7,110	—	4,756	2,354
Loans held for sale	332	332	—	332	—
Loans	316,113	322,035	—	311,196	10,839
Stock in FHLB	3,753	3,753	—	3,753	—
Mortgage servicing rights	530	530	—	—	530
Interest and dividends receivable	1,179	1,179	—	1,179	—

Liabilities
Deposits	378,947	379,339	241,918	137,421	—
Borrowings	45,810	41,605	—	35,543	6,062
Drafts payable	1,298	1,298	—	1,298	—
Interest and dividends payable	97	97	—	97	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents and Stock in FHLB: The carrying amounts reported in the condensed consolidated balance sheets approximate those assets’ fair values.

Interest-bearing time deposits: The carrying amounts reported in the condensed consolidated balance sheets approximate those assets’ fair values.

Held to maturity securities: The carrying amount for June 30, 2015 and December 31, 2014 represents the amortized cost balance as of that date. Fair value is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans held for sale: The carrying amount approximates fair value due to the insignificant time between originations and date of sale. The carrying amount is the amount funded.

Loans: The fair values for loans are estimated using a discounted cash flow calculation that applies external interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

Mortgage Servicing Rights: The initial amount recorded is an estimate of the fair value of the streams of net servicing revenues that will occur over the estimated life of the servicing arrangement, and the initial amount recorded is then amortized over the estimated life. Annually, a valuation of the servicing rights is performed by an independent third party and reviewed by the Bank’s management, with impairment, if any, recognized through a valuation allowance. The valuation is based on the discounted cash flow method utilizing Bloomberg’s Median Forecasted Prepayment Speeds for mortgage-backed securities assumed to possess enough similarities to the Bank’s servicing portfolio to facilitate a comparison.

Interest and Dividends Receivable/Payable: The fair value of accrued interest and dividends receivable/payable approximates carrying values.

Deposits: The fair values of non-maturity demand, savings, and money market accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Drafts Payable: The fair value approximates carrying value.

NOTE I—COLLATERAL FOR LETTERS OF CREDIT

As of June 30, 2015, there were two outstanding letters of credit from the Federal Home Loan Bank of Indianapolis totaling $5,014,000 that Ameriana Bancorp had collateralized with residential mortgage loans.

NOTE J—AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

On June 26, 2015, First Merchants and Ameriana Bancorp, entered into the Merger Agreement, pursuant to which, Ameriana Bancorp will, subject to the terms and conditions of the Merger Agreement, merge with and into First Merchants, whereupon the separate corporate existence of Ameriana Bancorp will cease and First Merchants will survive. Immediately following the Merger, Ameriana Bank will be merged with and into First Merchants Bank, a national bank and wholly-owned subsidiary of First Merchants, with First Merchants Bank as the surviving bank. Based on the closing price of First Merchants’ common stock on June 26, 2015 of $25.13 per share, the transaction value is estimated at approximately $68.8 million. The transaction is expected to be a tax-free stock exchange for Ameriana Bancorp’s shareholders who will be receiving First Merchants’ common stock pursuant to the Merger. Subject to Ameriana Bancorp’s shareholders’ approval of the Merger, regulatory approvals and other customary closing conditions, the parties anticipate completing the Merger in the fourth quarter of 2015 or the first quarter of 2016.

Subject to the terms and conditions of the Merger Agreement, upon the completion of the Merger, each share of outstanding Ameriana Bancorp common stock, $1.00 par value per share, will be converted into 0.9037 shares

(the “Exchange Ratio”) of First Merchants common stock, $0.125 stated value per share. The Exchange Ratio is subject to adjustments for stock splits, stock dividends, recapitalization, or similar transactions, or as otherwise described in the Merger Agreement. Fractional shares of First Merchants common stock in book entry form will be issued in respect of fractional interests arising from the Exchange Ratio. Immediately prior to the Merger, each outstanding stock option to purchase Ameriana Bancorp common stock will be converted into the right to receive cash in an amount equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to the date of the Merger less the applicable exercise price.

Consummation of the Merger is subject to various conditions, including, among others, (i) requisite approvals of the holders of Ameriana Bancorp common stock; (ii) effectiveness of a Form S-4 registration statement relating to the First Merchants common stock to be issued in the Merger and listing of the First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market; and (iii) receipt of regulatory approvals.

The Merger Agreement contains certain termination rights for both First Merchants and Ameriana Bancorp. Under certain circumstances, termination of the Merger Agreement may result in the payment of a termination fee to First Merchants, all as more fully described in the Merger Agreement.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement which is attached hereto as Annex A.

NOTE K—SUBSEQUENT EVENT

The Bank began soliciting offers after making a decision in July to sell its wholly-owned subsidiary Ameriana Insurance Agency, a full-service property, casualty, personal lines and healthcare insurance agency located in New Castle, Indiana. Management believes that this sale will allow for a greater allocation of time for and stronger focus on the core bank products and services that are critical to the Bank’s future growth.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders

Ameriana Bancorp

New Castle, Indiana

We have audited the accompanying consolidated balance sheets of Ameriana Bancorp as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameriana Bancorp as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana

March 26, 2015

Ameriana Bancorp

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2014	2013
Assets
Cash on hand and in other institutions	$6,020	$5,049
Interest-bearing demand deposits	27,122	35,818

Cash and cash equivalents	33,142	40,867
Interest-bearing time deposits	4,164	2,974
Investment securities available for sale, at fair value	48,084	37,803
Investment securities held to maturity, at amortized cost	7,082	2,347
Loans held for sale	332	—
Loans, net of allowance for loan losses of $3,903 and $3,993	316,113	312,035
Premises and equipment, net	15,511	14,686
Stock in Federal Home Loan Bank	3,753	4,472
Goodwill	656	656
Cash value of life insurance	28,446	27,731
Other real estate owned	6,639	5,171
Other assets	8,896	9,862

Total assets	$472,818	$458,604

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Noninterest-bearing	$61,063	$52,747
Interest-bearing	317,884	309,954

Total deposits	378,947	362,701
Borrowings	45,810	50,810
Drafts payable	1,298	1,503
Other liabilities	5,711	5,877

Total liabilities	431,766	420,891

Commitments and contingencies
Shareholders’ equity
Preferred stock —5,000,000 shares authorized and unissued	—	—
Common stock, $1.00 par value
Authorized 15,000,000 shares
Issued—3,245,684 and 3,215,752 shares	3,246	3,216
Outstanding—3,020,684 and 2,990,752 shares
Additional paid-in capital	1,657	1,176
Retained earnings	38,785	36,659
Accumulated other comprehensive income (loss)	362	(340)
Treasury stock—225,000 and 225,000 shares	(2,998)	(2,998)

Total shareholders’ equity	41,052	37,713

Total liabilities and shareholders’ equity	$472,818	$458,604

See notes to consolidated financial statements

Ameriana Bancorp

Consolidated Statements of Income

(in thousands, except for share data)

	Year Ended December 31,
	2014	2013
Interest Income
Interest and fees on loans	$16,628	$15,924
Interest on mortgage-backed securities	1,026	634
Interest on investment securities	176	178
Other interest and dividend income	316	244

Total interest income	18,146	16,980

Interest Expense
Interest on deposits	1,646	1,663
Interest on borrowings	1,351	1,340

Total interest expense	2,997	3,003

Net Interest Income	15,149	13,977
Provision for loan losses	322	755

Net Interest Income After Provision for Loan Losses	14,827	13,222

Other Income
Other fees and service charges	2,679	2,451
Brokerage and insurance commissions	1,583	1,640
Net realized and recognized gains on available-for-sale securities (includes $167 for the year ended December 31, 2013 related to accumulated other comprehensive income reclassifications)	—	167
Gains on sales of loans and servicing rights	170	511
Net loss from sales and write-downs of other real estate owned	(3)	(35)
Other real estate owned income	280	220
Increase in cash value of life insurance	716	720
Other	192	127

Total other income	5,617	5,801

Other Expense
Salaries and employee benefits	9,342	9,019
Net occupancy expense	1,469	1,486
Furniture and equipment expense	778	834
Legal and professional fees	723	574
FDIC insurance premiums and assessments	381	508
Data processing expense	1,007	917
Printing and offices supplies	284	264
Marketing expense	529	361
Other real estate owned expense	277	361
Loan expense	130	196
Prepayment penalty on borrowing	614	—
Other	1,677	1,575

Total other expense	17,211	16,095

Income Before Income Taxes	3,233	2,928
Income tax expense (includes $57 for the year ended December 31, 2013 related to income tax expense from reclassification items)	867	741

Net Income	$2,366	$2,187

Basic and Diluted Earnings Per Share	$0.79	$0.73

See notes to consolidated financial statements.

Ameriana Bancorp

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,
	2014	2013
Net Income	$2,366	$2,187
Unrealized appreciation (depreciation) on available-for-sale securities, net of tax expense of $366 and net of tax benefit of $468 for the years ended December 31, 2014 and December 31, 2013, respectively	702	(916)
Less: reclassification adjustment for realized gains included in net income, net of taxes of $57 for the year ended December 31, 2013	—	110

Other comprehensive income (loss)	702	(1,026)

Comprehensive income	3,068	1,161

See notes to consolidated financial statements.

Ameriana Bancorp

Consolidated Statements of Shareholders’ Equity

(In thousands, except for per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2012	$3,214	$1,052	$34,592	$686	$(2,998)	$36,546
Net Income			2,187			2,187
Other comprehensive loss				(1,026)		(1,026)
Share-based compensation		104				104
Exercise of stock options	2	20				22
Dividends declared ($0.04 per share)			(120)			(120)

Balance at December 31, 2013	$3,216	$1,176	$36,659	$(340)	$(2,998)	$37,713
Net Income			2,366			2,366
Other comprehensive income				702		702
Share-based compensation		74				74
Exercise of stock options	30	387				417
Tax benefit realized from exercise of stock options		20				20
Dividends declared ($0.08 per share)			(240)			(240)

Balance at December 31, 2014	$3,246	$1,657	$38,785	$362	$(2,998)	$41,052

See notes to consolidated financial statements.

Ameriana Bancorp

Consolidated Statements of Cash Flows

(in thousands, except share data)

	Year Ended December 31,
	2014	2013
Operating Activities
Net income	$2,366	$2,187
Items not requiring (providing) cash
Provision for losses on loans	322	755
Depreciation and amortization	1,298	1,446
Increase in cash value of life insurance	(716)	(720)
Gain on sale of investments	—	(167)
Deferred taxes	341	147
Loss on sale or write-down of other real estate owned	3	35
Share-based compensation	74	104
Mortgage loans originated for sale	(4,997)	(14,076)
Proceeds from sale of mortgage loans	4,773	15,178
Gains on sale of mortgage loans and servicing rights	(170)	(511)
Increase in accrued interest payable	18	4
Other adjustments	(31)	1,605

Net cash provided by operating activities	3,281	5,987

Investing Activities
Purchases of available for sale securities	(16,262)	(18,195)
Purchases of held to maturity securities	(4,822)	—
Proceeds/principal from sale of available-for-sale securities	—	10,184
Net change in interest-bearing time deposits	(1,190)	2,730
Principal collected on mortgage-backed securities	6,858	7,730
Net change in loans	(6,801)	149
Proceeds from sales of other real estate owned	923	1,341
Net purchases and construction of premises and equipment	(1,790)	(1,142)
Proceeds from stock repurchased by Federal Home Loan Bank	719	—

Net cash (used in) provided by investing activities	(22,365)	2,797

Financing Activities
Net change in demand and savings deposits	24,803	(1,105)
Net change in certificates of deposit	(8,557)	7,103
(Decrease) increase in drafts payable	(205)	260
Proceeds from long-term borrowings	—	5,000
Repayment of long-term borrowings	(5,000)	—
Net change in advances by borrowers for taxes and insurance	111	70
Proceeds from exercise of stock options	417	22
Cash dividends paid	(210)	(120)

Net cash provided by financing activities	11,359	11,230

Change in Cash and Cash Equivalents	(7,725)	20,014
Cash and Cash Equivalents at Beginning of Year	40,867	20,853

Cash and Cash Equivalents at End of Year	$33,142	$40,867

Supplemental information:
Interest paid on deposits	$1,648	$1,662
Interest paid on borrowings	$1,361	$1,337
Income tax paid	$190	$457
Non-cash supplemental information:
Transfer from loans to other real estate owned	$2,401	$266

See notes to consolidated financial statements.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

1.	Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Ameriana Bancorp and its wholly-owned subsidiary, the Bank, and the Bank’s wholly-owned subsidiaries, Ameriana Financial Services, Inc., and Ameriana Insurance Agency, Inc. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Ameriana Bancorp is a bank holding company whose principal activity is the ownership and management of the Bank and its subsidiaries. The Bank provides various banking services and engages in loan servicing activities for investors and operates in a single significant business segment. The Bank is subject to the regulation of the Indiana Department of Financial Institutions (the “DFI”) and the Federal Deposit Insurance Corporation (the “FDIC”). Ameriana Bancorp’s gross revenues are substantially earned from the various banking services provided by the Bank. Ameriana Bancorp also earns brokerage and insurance commissions from the services provided by the other subsidiaries.

The Bank generates loans and receives deposits from customers located primarily in the Indianapolis metropolitan area and east central Indiana. Loans are generally secured by specific items of collateral including real property, business assets, or consumer assets. Ameriana Bancorp has sold various loans to investors while retaining the servicing rights.

Cash and Cash Equivalents

Ameriana Bancorp considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014 and 2013, cash equivalents consisted primarily of interest-bearing deposits with the Federal Reserve Bank of Chicago.

Beginning January 1, 2013, noninterest-bearing transaction accounts became subject to the $250,000 limit on FDIC insurance per covered institution. At December 31, 2014, Ameriana Bancorp’s cash accounts exceeded federally insured limits by $30,313,000, with $30,160,000 held by the Federal Reserve Bank of Chicago and $153,000 held by the Federal Home Loan Bank of Indianapolis. Neither of those banks are insured.

Investment Securities

Debt securities are classified as held to maturity when Ameriana Bancorp has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated comprehensive income (loss), net of tax.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific identification method.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

With regard to other-than-temporary impairment of debt securities, when Ameriana Bancorp does not intend to sell a debt security, and it is more likely than not that Ameriana Bancorp will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

For equity securities, when Ameriana Bancorp has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. Ameriana Bancorp recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

Valuation Measurements: Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. In determining fair values for investment securities and residential mortgage loans held for sale, fair values, as defined in ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), require key judgments affecting how fair value for such assets and liabilities are determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts for goodwill and intangible assets. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect Ameriana Bancorp’s results of operations.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that Ameriana Bancorp will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain non-accrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and accrued interest is reversed against earnings, unless the loan is well-secured and in the process of collection. Ameriana Bancorp considers its investment in one-to four- family residential loans and consumer loans to be homogeneous and, therefore, they are generally excluded from separate identification of evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and non-accrual loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.

When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Generally, interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Allowance for Loan Losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio including consideration of past loan loss experience, current economic conditions, size, growth and composition of the loan portfolio, the probability of collecting all amounts due, and other relevant factors. Loan losses for impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2014, the allowance for loan losses was adequate based on information then available. A worsening or protracted economic decline in the areas within which Ameriana Bancorp operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and Equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Stock in Federal Home Loan Bank is the amount of stock Ameriana Bancorp is required to own as determined by regulation. This stock is carried at cost and represents the amount at which it can be sold back to the Federal Home Loan Bank (the “FHLB”). Ameriana Bancorp reviewed the FHLB stock and based on current performance of the Federal Home Loan Bank of Indianapolis, Ameriana Bancorp determined there was no impairment of this stock at December 31, 2014.

Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements. There was no impairment of goodwill recognized in 2014 or 2013.

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Earnings per Share is computed by dividing net income by the weighted-average number of common shares and divided by dilutive stock options outstanding during each year.

Mortgage Servicing Rights on originated loans are capitalized by estimating the fair value of the streams of net servicing revenues that will occur over the estimated life of the servicing arrangement. Capitalized servicing rights, which include purchased servicing rights, are amortized in proportion to and over the period of estimated servicing revenues. At least annually, the Bank engages a third party consulting firm to perform a valuation analysis, that is reviewed by management, of the fair value of the mortgage servicing rights. Based on the most recent valuation as of November 30, 2014, there was a $4,000 valuation allowance as of December 31, 2014, compared to none at December 31, 2013.

Stock Options: Ameriana Bancorp has stock plans which are described more fully in Note 10.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Income Tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. Ameriana Bancorp and its subsidiaries file consolidated tax returns. Ameriana Bancorp and its subsidiaries are charged or given credit for income taxes as though separate returns were filed. Ameriana Bancorp Ameriana Bancorp recognizes interest and penalties on income taxes as a component of income tax expense.

Ameriana Bancorp accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense, current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Ameriana Bancorp determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effect of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more likely than not” means a likelihood of more than 50 percent; the terms examined and upon examination also included resolution of the related appeals or litigation processes, if any. A tax position that meets the “more likely than not” recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the “more likely than not” recognition threshold considers the facts, circumstances and information available at the reporting date, and is subject to management’s judgment.

Under U.S. GAAP, a valuation allowance is required to be recognized if it is “more likely than not” that a deferred tax asset will not be realized. The determination of the realizability of the deferred tax asset is highly subjective and dependent upon judgment concerning our evaluation of both positive and negative evidence, our forecasts of future income, applicable tax planning strategies, and assessments of current and future economic and business conditions. Positive evidence includes the existence of taxes paid in available carry-back years as well as the probability that taxable income will be generated in future periods, while negative evidence includes any cumulative losses in the current year and prior two years and general business and economic trends. At December 31, 2014 and December 31, 2013 we determined that our existing valuation allowance was adequate, largely based on available tax planning strategies and our projections of future taxable income. Any reduction in estimated future taxable income may require us to increase the valuation allowance against our deferred tax assets. Any required increase to the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

2.	Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2014 was $458,000.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

3.	Investment Securities

The amortized cost and approximate fair values of available for sale securities, together with unrealized gains and losses, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2014
Ginnie Mae and GSE mortgage-backed pass-through securities	$43,675	$566	$43	$44,198
Ginnie Mae collateralized mortgage obligations	2,053	—	34	2,019
Mutual fund	1,826	41	—	1,867

	$47,554	$607	$77	$48,084

Held to Maturity at December 31, 2014
GSE mortgage-backed pass-through securities	$4,736	$20	—	$4,756
Municipal securities	2,346	8	—	2,354

	$7,082	$28	—	$7,110

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale at December 31, 2013
Ginnie Mae and GSE mortgage-backed pass-through securities	$34,205	$100	$499	$33,806
Ginnie Mae collateralized mortgage obligations	2,349	—	135	2,214
Mutual fund	1,787	—	4	1,783

	$38,341	$100	$638	$37,803

Held to Maturity at December 31, 2013
Municipal securities	$2,347	—	—	$2,347

	$2,347	—	—	$2,347

The amortized cost and fair value of securities at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale
	Amortized Cost	Fair Value
One to five years	$—	$—
Five to ten years	—	—
After ten years	—	—

	—	—
Ginnie Mae and GSE mortgage-backed pass-through securities	43,675	44,198
Ginnie Mae collateralized mortgage obligations	2,053	2,019
Mutual funds	1,826	1,867

	$47,554	$48,084

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

	Held to Maturity
	Amortized Cost	Fair Value
Less than one year	$70	$70
One to five years	370	371
Five to ten years	610	612
After ten years	1,296	1,301

	2,346	2,354
GSE mortgage-backed pass-through securities	4,736	4,756

	$7,082	$7,110

Certain investment securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2014 and December 31, 2013 were $12,122,000 and $32,002,000, respectively, which was approximately 22.0% and 79.6% of Ameriana Bancorp’s investment portfolio, respectively.

Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows Ameriana Bancorp’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2014 and December 31, 2013:

At December 31, 2014	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Ginnie Mae and GSE mortgage-backed pass-through securities	$5,540	$5	$4,563	$38	$10,103	$43
Ginnie Mae collateralized mortgage obligations	—	—	2,019	34	2,019	34

	$5,540	$5	$6,582	$72	$12,122	$77

At December 31, 2013	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Ginnie Mae and GSE mortgage-backed pass-through securities	$27,963	$498	$42	$1	$28,005	$499
Ginnie Mae collateralized mortgage obligations	2,214	135	—	—	2,214	135
Mutual fund	1,783	4	—	—	1,783	4

	$31,960	$637	$42	$1	$32,002	$638

Mortgage-backed pass-through securities: The contractual cash flows of those investments are guaranteed by either Ginnie Mae, a U.S. Government agency, or by U.S. Government-sponsored entities, Fannie Mae and Freddie Mac, institutions which the U.S. Government has affirmed its commitment to support. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of Ameriana Bancorp’s investment.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Collateralized mortgage obligations: The contractual cash flows of those investments are guaranteed by Ginnie Mae, a U.S. Government agency. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of Ameriana Bancorp’s investment.

Municipal securities: The municipal securities consisted of non-rated local issue tax increment revenue bonds.

Mutual fund: The mutual fund balance consisted of an investment in the CRA Qualified Investment mutual fund, whose portfolio composition is primarily in debt securities with an average credit quality rating of AAA.

Investment securities with a total market value of $8,499,000 and $8,914,000 were pledged at December 31, 2014 and December 31, 2013, respectively, to secure a repurchase agreement.

There were no sales of available for sale securities during the year ended December 31, 2014. A gross gain of $178,000 and gross losses of $11,000 resulting from sales of available for sale securities were realized during the year ended December 31, 2013 with a tax expense of $57,000.

4.	Loans

Classes of loans include:

	December 31,
	2013	2013
Real estate loans:
Commercial	$111,455	$104,766
Residential	163,839	168,529
Construction	13,570	11,382
Commercial loans and leases	29,358	29,254
Municipal loans	785	997
Consumer loans	2,018	2,032

	321,025	316,960

Deduct
Undisbursed loan proceeds	302	248
Deferred loan fees, net	707	684
Allowance for loan losses	3,903	3,993

	4,912	4,925

	$316,113	$312,035

Executive officers and directors of Ameriana Bancorp and significant subsidiaries and their related interests are loan clients of Ameriana Bancorp’s affiliate bank in the normal course of business. An analysis of the 2014 and 2013 activity of these loans is as follows:

	2014	2013
Balance at beginning of year	$4,663	$5,571
New loans	—	—
Repayments	(41)	(908)

Balance at end of year	$4,622	$4,663

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

At December 31, 2014, unfunded commitment amounts not included in the outstanding loan balances shown above totaled $100,000.

5.	Allowance for Loan Losses

The risk characteristics of each loan portfolio segment are as follows:

Commercial Real Estate: These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Bank’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral and risk grade criteria. As a general rule, the Bank avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction Real Estate: Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, timely completion and sale of the property, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial Loans and Leases: Commercial loans and leases are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans and leases may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Residential and Consumer: With respect to residential loans that are secured by one-to four-family residences and are generally owner occupied, the Bank generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one-to four-family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Municipal: Municipal loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Most municipal loans are secured by the full faith and credit of the municipality. The availability of funds for the repayment of these loans may be substantially dependent on the ability of the municipality to collect taxes or other revenue.

Allowance for Loan and Lease Losses Methodology:

Bank policy is designed to ensure that an adequate allowance for loan and lease losses (“ALLL”) will be maintained. Primary responsibility for ensuring that the Bank has in place processes to consistently assess the adequacy of the ALLL rests with the Board. The Board has charged the Chief Credit Officer (“CCO”) with responsibility for establishing the methodology to be used and to assess the adequacy of the ALLL quarterly. The methodology will be reviewed and affirmed by the Loan Review Officer. Quarterly the Board will review recommendations from the CCO to adjust the allowance as appropriate.

The methodology employed by the CCO for each portfolio segment will at a minimum contain the following:

1)	Loans will be segmented by type of loan.

2)	Loans will be further segmented by risk grades.

3)	The required ALLL for types of performing homogeneous loans which do not have a specific reserve will be determined by applying a factor based on historical losses averaged over the 12 quarters prior to the most recent quarter. In those instances, where the Bank’s historical experience is not available, the CCO will develop factors based on industry experience and best practices.

4)	All criticized and classified loans will be tested for impairment by applying one of three methodologies:

a.	Present value of future cash flows;

b.	Fair value of collateral less cost to sell; or

c.	The loan’s observable market price.

5)	Loans tested for impairment will be removed from other pools to prevent layering (double-counting).

6)	The required ALLL for each group of loans will be added together to determine the total required ALLL for the Bank. The required ALLL will be compared to the current ALLL to determine the required provision to increase the ALLL or credit to decrease the ALLL.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank over the 12 quarters prior to the most recent quarter. Management believes the historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

We also factor in the following qualitative considerations:

1)	Changes in policies and procedures;

2)	Changes in national, regional and local economic and business conditions;

3)	Changes in the composition and size of the portfolio and in the terms of loans;

4)	Changes in the experience, ability and depth of lending management and other relevant staff;

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

5)	Changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;

6)	Changes in the quality of the Bank’s loan review system;

7)	Changes in the value of underlying collateral for collateral-dependent loans;

8)	The existence and effect of any concentration of credit, and changes in the level of such concentrations; and

9)	The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.

The following table presents the balance and activity in allowance for loan losses and the recorded investment in loans and impairment methods as of December 31, 2014 (dollars in thousands):

Allowance for Loan Losses and Recorded Investment In Loans

For Year Ended December 31, 2014

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Balance at beginning of year	$1,165	$1,743	$356	$623	$—	$106	$3,993
Provision (credit) for losses	(11)	382	(158)	42	—	67	322
Charge-offs (1)	(106)	(204)	(46)	(59)	—	(90)	(505)
Recoveries	11	13	4	31	—	34	93

Balance at end of period	$1,059	$1,934	$156	$637	$—	$117	$3,903

Ending allowance balance:
Individually evaluated for impairment	$—	$319	$—	$166	$—	$12	$497
Collectively evaluated for impairment	1,059	1,615	156	471	—	105	3,406

Total	$1,059	$1,934	$156	$637	$—	$117	$3,903

Ending loan balance:
Individually evaluated for impairment	$4,263	$3,967	$2,004	$516	$—	$89	$10,839
Collectively evaluated for impairment	107,192	159,872	11,566	28,842	785	1,929	310,186

Total	$111,455	$163,839	$13,570	$29,358	$785	$2,018	$321,025

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following table presents the balance and activity in allowance for loan losses and the recorded investment in loans and impairment methods as of December 31, 2013 (dollars in thousands):

Allowance for Loan Losses and Recorded Investment In Loans

For Year Ended December 31, 2013

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Balance at beginning of year	$789	$1,504	$785	$1,080	$—	$81	$4,239
Provision (credit) for losses	855	638	(448)	(358)	—	68	755
Charge-offs (1)	(479)	(441)	(2)	(137)	—	(81)	(1,140)
Recoveries	—	42	21	38	—	38	139

Balance at end of period	$1,165	$1,743	$356	$623	$—	$106	$3,993

Ending allowance balance:
Individually evaluated for impairment	$96	$495	$285	$148	$—	$8	$1,032
Collectively evaluated for impairment	1,069	1,248	71	475	—	98	2,961

Total	$1,165	$1,743	$356	$623	$—	$106	$3,993

Ending loan balance:
Individually evaluated for impairment	$4,836	$6,266	$4,113	$732	$—	$69	$16,016
Collectively evaluated for impairment	99,930	162,263	7,269	28,522	997	1,963	300,944

Total	$104,766	$168,529	$11,382	$29,254	$997	$2,032	$316,960

(1) Policy for Charging Off Loans:

A loan should be charged off at any point in time when it no longer can be considered a bankable asset, meaning collectable within the parameters of policy. The Bank shall not renew any loan, or put a loan on a demand basis, only to defer a problem, nor is it appropriate to attempt long-term recoveries while reporting loans as assets. An unsecured loan generally should be charged off no later than when it is 120 days past due as to principal or interest. For loans in the legal process of foreclosure against collateral of real and/or liquid value, the 120-day rule does not apply. Such charge-offs can be deferred until the foreclosure process progresses to the point where the Bank can adequately determine whether or not any ultimate loss will result. In similar instances where other legal actions will cause extraordinary delays, such as the settlement of an estate, yet collateral of value is realizable, the 120-day period could be extended. When a loan is unsecured or not fully collateralized, the loan should be charged off or written down to the documented collateral value rather than merely being placed on non-accrual status.

All charge-offs and forgiveness of debt greater than $50,000 must be approved by the Loan Committee upon recommendation by the CCO. The Loan Committee consists of the Bank’s Chief Executive Officer, Chief Credit Officer, Chief Banking Officer and Loan Review Officer. Charge-offs between $10,000 and $50,000 must be approved by the CCO. Decisions to defer the charge-off of a loan must be approved by the CCO.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Narrative Description of Borrower Rating:

Grade 1—Highest Quality (Pass)

This loan represents a credit extension of the highest quality. The borrower’s historic (at least five years) cash flows manifest extremely large and stable margins of coverage. Balance sheets are conservative, well capitalized, and liquid. After considering debt service for proposed and existing debt, projected cash flows continue to be strong and provide ample coverage. The borrower typically reflects broad geographic and product diversification and has broad access to alternative financial markets. Also included in this category may be loans secured by U.S. government securities, U.S. government agencies, highly rated municipal bonds, insured savings accounts, and insured certificates of deposit drawn on high quality banks.

Grade 2—Excellent Quality (Pass)

This loan has a sound primary and secondary source of repayment. The borrower has proven access to alternative sources of financing. This loan carries a low level of risk, with minimal loss exposure. The borrower has the ability to perform according to the terms of the credit facility. The margins of cash flow coverage are strong. Loans secured by high quality traded stocks and lower grade municipal bonds (must still be investment grade).

Grade 3—Good Quality (Pass)

This loan has a sound primary source of repayment. The borrower may have access to alternative sources of financing, but sources are not as widely available as they are to a higher graded borrower. This loan carries a normal level of risk, with minimal loss exposure. The borrower has the ability to perform according to the terms of the credit facility. The margins of cash flow coverage are satisfactory but vulnerable to more rapid deterioration than the higher quality loans. Real estate loans in this category display advance rates below the suggested maximum, debt coverage well in excess of the suggested level, or are leased beyond the loan term by a “credit” tenant.

Grade 4—Acceptable Quality (Pass)

The borrower is a reasonable credit risk and demonstrates the ability to repay the debt from normal business operations. Risk factors may include reliability of margins and cash flows, liquidity, dependence on a single product or industry, cyclical trends, depth of management, or limited access to alternative financing sources. Historic financial information may indicate erratic performance, but current trends are positive. Quality of financial information is adequate, but is not as detailed and sophisticated as information found on higher graded loans. If adverse circumstances arise, the impact on the borrower may be significant. All small business loans extended based upon credit scoring should be classified in this category unless deterioration occurs, in which case they should bear one of the below mentioned grades.

Grade 5—Marginal Quality (Pass)

The borrower is an acceptable credit risk and while it can demonstrate it has the ability to repay the debt from normal business operations, the coverage is not as strong as an Acceptable Quality loan. Weakness in one or more areas are defined. Risk factors would typically include a higher leverage position than desirable, low liquidity, weak or sporadic cash flow, the lack of reasonably current and complete financial information, and/or overall financial trends are erratic.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Grade 6—Elevated Risk, Management Attention (Watch)

The borrower while at origination is not considered a high risk potential, there are characteristics related to the financial condition, and/or a level of concern regarding either or both the primary and secondary source of repayment, that may preclude this from being a pass credit. These credit facilities are considered “pass” credits but exhibit the potential of developing a more serious weakness in their operation going forward. Usually, a credit in this category will be upgraded or downgraded on further analysis within a short period of time.

Grade 7—Special Mention

These credit facilities have developing weaknesses that deserve extra attention from the loan officer and other management personnel. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay the Bank’s debt in the future. This grade should not be assigned to loans which bear certain peculiar risks normally associated with the type of financing involved, unless circumstances have caused the risk to increase to a level higher than would have been acceptable when the credit was originally approved. Loans where actual, not potential, weaknesses or problems are clearly evident and significant should generally be graded in one of the grade categories below.

Grade 8—Substandard

Loans and other credit extensions bearing this grade are considered to be inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These obligations, even if apparently protected by collateral value, have well-defined weaknesses related to adverse financial, managerial, economic, market, or political conditions which have clearly jeopardized repayment of principal and interest as originally intended. Furthermore, there is the possibility that some future loss will be sustained by the Bank if such weaknesses are not corrected. Clear loss potential, however, does not have to exist in any individual assets classified as substandard.

Grade 9—Doubtful

Loans and other credit extensions graded “9” have all the weaknesses inherent in those graded “8,” with the added characteristic that the severity of the weaknesses make collection or liquidation in full highly questionable or improbable based upon currently existing facts, conditions, and values. The probability of some loss is extremely high, but because of certain important and reasonably specific factors, the amount of loss cannot be determined. Such pending factors could include merger or liquidation, additional capital injection, refinancing plans, or perfection of liens on additional collateral. Loans in this classification should be placed in nonaccrual status, with collections applied to principal on the Bank’s books.

Grade 10—Loss

Loans in this classification are considered uncollectible and cannot be justified as a viable asset of the Bank. This classification does not mean the loan has absolutely no recovery value, but that it is neither practical nor desirable to defer writing off this loan even though partial recovery may be obtained in the future.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following tables present the credit risk profile of Ameriana Bancorp’s loan portfolio based on rating category and payment activity as of December 31, 2014 and December 31, 2013 (dollars in thousands):

Loan Portfolio Quality Indicators

At December 31, 2014

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Rating:
Pass (Grades 1-5)	$100,095	$157,518	$10,786	$28,516	$785	$1,929	$299,629
Watch (Grade 6)	7,097	327	1,721	325	—	—	9,470
Special Mention (Grade 7)	—	3,355	—	—	—	—	3,355
Substandard (Grade 8)	3,451	427	228	—	—	—	4,106
Doubtful (Grade 9)	812	2,212	835	517	—	89	4,465
Loss (Grade 10)	—	—	—	—	—	—	—

Total	$111,455	$163,839	$13,570	$29,358	$785	$2,018	$321,025

Loan Portfolio Quality Indicators

At December 31, 2013

	Commercial Real Estate Loans	Residential Real Estate Loans	Construction Real Estate Loans	Commercial Loans and Leases	Municipal Loans	Consumer Loans	Total
Rating:
Pass (Grades 1-5)	$100,086	$160,390	$8,541	$28,453	$997	$1,963	$300,430
Watch (Grade 6)	1,137	—	—	56	—	—	1,193
Special Mention (Grade 7)	2,250	3,488	—	13	—	—	5,751
Substandard (Grade 8)	942	1,884	1,634	—	—	—	4,460
Doubtful (Grade 9)	351	2,767	1,207	732	—	69	5,126
Loss (Grade 10)	—	—	—	—	—	—	—

Total	$104,766	$168,529	$11,382	$29,254	$997	$2,032	$316,960

For all loan classes, the entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following tables present Ameriana Bancorp’s loan portfolio aging analysis as of December 31, 2014 and December 31, 2013 (dollars in thousands):

Loan Portfolio Aging Analysis

At December 31, 2014

	30-59 Days Past Due (A)	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 days & Accruing
Real estate loans:
Commercial	$—	$—	$812	$812	$110,643	$111,455	$—
Residential	1,346	212	1,598	3,156	160,683	163,839	14
Construction	—	—	836	836	12,734	13,570	—
Commercial loans and leases	80	320	117	517	28,841	29,358	—
Municipal loans	—	—	—	—	785	785	—
Consumer loans	10	4	1	15	2,003	2,018	1

Total	$1,436	$536	$3,364	$5,336	$315,689	$321,025	$15

(A)	Includes $667,000 in loans classified as nonaccrual that are less than 30 days past due, of which $587,000 are residential real estate loans and $80,000 are commercial loans.

Loan Portfolio Aging Analysis

At December 31, 2013

	30-59 Days Past Due (A)	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 days & Accruing
Real estate loans:
Commercial	$—	$—	$351	$351	$104,415	$104,766	$—
Residential	1,598	612	2,257	4,467	164,062	168,529	9
Construction	1,018	—	188	1,206	10,176	11,382	—
Commercial loans and leases	169	—	564	733	28,521	29,254	—
Municipal loans	—	—	—	—	997	997	—
Consumer loans	36	—	—	36	1,996	2,032	—

Total	$2,821	$612	$3,360	$6,793	$310,167	$316,960	$9

(A)	Includes $507,000 in loans classified as nonaccrual that are less than 30 days past due, of which $338,000 are residential real estate loans and $169,000 are commercial loans.

Impaired Loans: For all loan classes, a loan is designated as impaired when, based on current information or events, it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain non-accrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at 90 days past due and accrued interest is reversed against earnings, unless the loan is well-secured and in the process of collection. The accrual of interest on impaired and non-accrual loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

For all loan classes, when interest accrual is discontinued all unpaid accrued interest is reversed when considered uncollectible. When a loan is in a non-accrual status, all cash payments of interest are applied to loan principal. Should the loan be reinstated to accrual status, all cash payments of interest received while in non-accrual status will be taken into income over the remaining life of the loan using the level yield accounting method.

The following table presents impaired loans as of December 31, 2014 (dollars in thousands):

Impaired Loans

At December 31, 2014

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)
Loans without a specific valuation allowance:
Real estate loans:
Commercial	$4,263	$4,742	N/A	$4,025	$176
Residential	2,686	2,923	N/A	2,342	58
Construction	2,004	2,004	N/A	1,744	72
Commercial loans and leases	70	99	N/A	221	—
Municipal loans	—	—	N/A	—	—
Consumer loans	—	—	N/A	—	—

Total	$9,023	$9,768	N/A	$8,332	$306

Loans with a specific valuation allowance:
Real estate loans:
Commercial	$—	$—	$—	$481	$22
Residential	1,281	1,340	319	2,806	78
Construction	—	—	—	2,368	55
Commercial loans and leases	446	495	166	222	—
Municipal loans	—	—	—	—	—
Consumer loans	89	89	12	81	—

Total	$1,816	$1,924	$497	$5,958	$155

All Impaired Loans	$10,839	$11,692	$497	$14,290	$461

(1)	Includes all loans that were classified as impaired at any time during 2014 (not just impaired loans at December 31, 2014), and their average balance for only the period during which they were classified as impaired.
(2)	Interest recorded in income during only the period the loans were classified as impaired, for all loans that were classified as impaired at any time during 2014.

For all loan classes, interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following table presents impaired loans as of December 31, 2013 (dollars in thousands):

Impaired Loans

At December 31, 2013

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans (1)	Interest Income Recognized (2)
Loans without a specific valuation allowance:
Real estate loans:
Commercial	$3,542	$3,542	N/A	$3,679	$184
Residential	3,158	3,405	N/A	3,650	112
Construction	1,272	1,272	N/A	1,178	13
Commercial loans and leases	472	608	N/A	581	1
Municipal loans	—	—	N/A	—	—
Consumer loans	—	—	N/A	2	—

Total	$8,444	$8,827	N/A	$9,090	$310

Loans with a specific valuation allowance:
Real estate loans:
Commercial	$1,294	$1,294	$96	$1,324	$63
Residential	3,108	3,151	495	3,023	59
Construction	2,841	3,016	285	2,871	102
Commercial loans and leases	260	299	148	293	—
Municipal loans	—	—	—	—	—
Consumer loans	69	69	8	54	—

Total	$7,572	$7,829	$1,032	$7,565	$224

All Impaired Loans	$16,016	$16,656	$1,032	$16,655	$534

(1)	Includes all loans that were classified as impaired at any time during 2013 (not just impaired loans at December 31, 2013), and their average balance for only the period during which they were classified as impaired.
(2)	Interest recorded in income during only the period the loans were classified as impaired, for all loans that were classified as impaired at any time during 2013.

For all loan classes, interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Non-Accrual Loans: Any loan which becomes 90 days delinquent, or has the full collection of principal and interest in doubt, or a portion of principal has been charged off will immediately be placed on non-accrual status. The loan does not have to be placed on non-accrual if the charge-off is part of a Chapter 13 reaffirmation. At the time a loan is placed on non-accrual, all accrued but unpaid interest will be reversed from interest income. Placing the loan on non-accrual does not relieve the borrower of the obligation to repay interest.

For all loan classes, when a loan is in a non-accrual status all cash payments of interest are applied to loan principal.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

A loan placed on non-accrual may be restored to accrual status when all delinquent principal and interest has been brought current, and the Bank expects full payment of the remaining contractual principal and interest including any previous charge-offs. The Bank requires a period of satisfactory performance of not less than six months before returning a non-accrual loan to accrual status. Should the loan be reinstated to accrual status, all cash payments of interest received while in non-accrual status will be taken into income over the remaining life of the loan using the level yield accounting method.

The following table presents Ameriana Bancorp’s non-accrual loans at December 31, 2014 and December 31, 2013 (dollars in thousands):

Loans Accounted for on a Non-Accrual Basis

	At December 31, 2014	At December 31, 2013
Real estate loans:
Commercial	$812	$351
Residential	2,212	2,767
Construction	836	1,207
Commercial loans and leases	516	733
Municipal loans	—	—
Consumer loans	—	—

Total	$4,376	$5,058

Total non-accrual loans at December 31, 2014 and December 31, 2013 included $1,082,000 and $1,781,000 of troubled debt restructurings, respectively.

Troubled Debt Restructurings (“TDRs”): Our loan and lease portfolio includes certain loans where economic concessions have been granted to borrowers who have experienced financial difficulties. These concessions typically result from loss mitigation efforts and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Certain TDRs are classified as non-performing at the time of restructuring and only are returned to performing status after considering the borrower’s sustained repayment performance for a period of at least six consecutive months.

When we modify loans and leases in a TDR, we evaluate any possible impairment similar to other impaired loans based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan or lease agreement, or use the current fair value of the collateral, less selling costs for collateral dependent loans. If we determine that the value of the modified loan is less than the recorded balance of the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through a specific allowance or charge-off to the allowance. In periods subsequent to modification, we evaluate all TDRs, including those that have payment defaults, for possible impairment and recognize impairment through the allowance.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following table presents Ameriana Bancorp’s troubled debt restructurings at December 31, 2014 and December 31, 2013 (dollars in thousands):

Troubled Debt Restructurings

	Total		Nonperforming
	At December 31, 2014	At December 31, 2013	At December 31, 2014	At December 31, 2013
Real estate loans:
Commercial	$3,451	$3,542	$—	$—
Residential	2,639	3,997	885	498
Construction	1,168	3,755	—	1,019
Commercial loans and leases	197	264	197	264
Municipal loans	—	—	—	—
Consumer loans	—	—	—	—

Total	$7,455	$11,558	$1,082	$1,781

Loans classified as a troubled debt restructuring during 2014 and 2013, segregated by class, are shown in the table below (dollars in thousands). These modifications consisted primarily of interest rate concessions.

Year Ended
	December 31, 2014			December 31, 2013
	Modifications			Modifications
	Number	Recorded Balance Before	Recorded Balance After	Number	Recorded Balance Before	Recorded Balance After
Real estate loans:
Commercial	—	$—	$—	—	$—	$—
Residential	1	164	164	2	448	448
Construction	—	—	—	—	—	—
Commercial loans and leases	—	—	—	—	—	—
Municipal loans	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—

Total	1	$164	$164	2	$448	$448

The troubled debt restructuring included in the table above for 2014 did not increase the allowance for loan losses and did not result in a charge-off during the year ended December 31, 2014. The troubled debt restructurings included in the table above for 2013 increased the allowance for loan losses by $9,000 and resulted in charge-offs of $16,000 during the year ended December 31, 2013.

There were no troubled debt restructured loans that had payment defaults during 2014 or 2013. Default occurs when a loan or lease is 90 days or more past due or transferred to nonaccrual and is within 12 months of restructuring.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

6.	Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	December 31,
	2014	2013
Land	$4,681	$4,684
Land improvements	1,216	1,203
Office buildings	14,183	13,204
Furniture and equipment	8,030	7,290
Automobiles	128	161

	28,238	26,542
Less accumulated depreciation	12,727	11,856

	$15,511	$14,686

7.	Mortgage Servicing Rights

Loans being serviced by Ameriana Bancorp for investors, primarily Freddie Mac, totaled approximately $70,866,000 and $80,695,000 as of December 31, 2014 and 2013, respectively. Such loans are not included in the preceding table in Note 4.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2014 and 2013 is based on comparable market values and expected cash flows, with impairment assessed based on portfolio characteristics including product type, investor type and interest rates.

	Year Ended December 31,
	2014	2013
Mortgage servicing rights
Balance at beginning of year	$582	$576
Servicing rights capitalized	47	144
Amortization of servicing rights	(95)	(150)
(Increase) reduction to valuation allowance	(4)	12

Balance at end of year	$530	$582

Fair value disclosures
Fair value as of the beginning of year	$628	$576
Fair value as of the end of year	$530	$628

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

8.	Deposits

Deposits by type are as follows:

	December 31,
	2014	2013
Demand	$208,921	$187,106
Savings	32,997	30,009
Certificates of $100,000 or more	46,158	51,188
Other certificates	90,871	94,398

	$378,947	$362,701

Certificates maturing in years ending after December 31, 2014:

2015	$82,227
2016	19,934
2017	6,482
2018	7,659
2019	19,981
Thereafter	746

$137,029

Deposits from related parties held by Ameriana Bancorp were $1,400,000 and $2,419,000 at December 31, 2014 and December 31, 2013, respectively.

9.	Borrowings

Borrowings at December 31, 2014 and 2013 include Federal Home Loan Bank advances totaling $28,000,000 and $33,000,000, respectively, with a weighted-average rate of 1.10% and 1.63%, respectively. The effective weighted-average rate at December 31, 2014 was 2.17%, when giving consideration to the impact on interest expense from the amortization of two prepayment penalties paid on advances that were replaced in 2012 with longer-term advances. The advances are secured by a combination of first mortgage loans and overnight deposits. At December 31, 2014, the mortgage loans pledged as collateral for Federal Home Loan Bank advances totaled $138,968,000.

Some advances are subject to restrictions or penalties in the event of prepayment.

Borrowings at December 31, 2014 and 2013 also include subordinated debentures in the amount of $10,310,000. The securities bear a rate equal to 150 basis points over the three-month LIBOR rate. At December 31, 2014, the interest rate was 1.74%. These subordinated debentures mature on March 15, 2036.

Borrowings at December 31, 2014 and 2013 also include a repurchase agreement with Barclays Capital, Inc. in the amount of $7,500,000 with a rate of 4.42%. The repurchase agreement had embedded interest rate caps with a notional value of $15,000,000 for a four-year term that ended on September 22, 2012. The interest rate caps would have provided a reduction of the interest rate during any quarter if three-month LIBOR had exceeded 3.81% on the quarterly determination date. These embedded interest rate caps were considered to be clearly and

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

closely related to the host instrument. The repurchase agreement has a seven-year term with a final repurchase date of September 22, 2015. At December 31, 2014, pledged investment securities for this repurchase agreement had a market value of $8,499,000.

Aggregate annual maturities of borrowings at December 31, 2014 are:

	FHLB Advances	Repurchase Agreement	Subordinated Debentures	Total
Maturities in years ending December 31,
2015	$3,000	$7,500	$—	$10,500
2016	5,000	—	—	5,000
2017	20,000	—	—	20,000
2018	—	—	—	—
2019	—	—	—	—
Thereafter	—	—	$10,310	10,310

	$28,000	$7,500	$10,310	$45,810

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

10.	Income Taxes

The components of the net deferred tax asset at December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Deferred tax assets:
Deferred compensation	$897	$854
General loan loss reserves	1,635	2,021
State and federal net operating loss carryforward and tax credits carryforward	3,920	4,278
Other real estate owned	526	541
Net unrealized loss on securities available for sale	—	176

	6,978	7,870

Deferred tax liabilities:
Net unrealized gain on securities available for sale	(186)	—
FHLB stock dividends	(210)	(252)
FHLB prepayment interest	(358)	(488)
Deferred loan fees	(199)	(194)
Mortgage servicing rights	(220)	(244)
Deferred state tax	(264)	(283)
Depreciation	(215)	(224)
Prepaid expenses	(233)	(204)
Goodwill	(199)	(198)
Other	(20)	(2)

	(2,104)	(2,089)

Net deferred tax asset before valuation allowance	4,874	5,781

Valuation allowance
Beginning balance	(813)	(996)
Change during the period	205	183

Ending balance	(608)	(813)

Net deferred tax asset	$4,266	$4,968

As of December 31, 2014, Ameriana Bancorp had approximately $14,374,000 of state tax loss carryforward available to offset future franchise tax. As of December 31, 2014, Ameriana Bancorp had approximately $205,000 of federal tax loss carryforward available to offset future federal tax. Also, at December 31, 2014, Ameriana Bancorp had approximately $2,700,000 of tax credits available to offset future federal income tax. The state loss carryforward begins to expire in 2023. The federal loss carryforward expires in 2026. The tax credits begin to expire in 2023. Included in the $2,700,000 of tax credits available to offset future federal income tax are approximately $1,964,000 of alternative minimum tax credits which have no expiration date. Management believes that Ameriana Bancorp will be able to utilize the benefits recorded for both state and federal loss carryforwards and federal credits within the allotted time periods, except for the amount represented by the valuation allowance. The entire valuation allowance has been recorded for the possible inability to use a portion of the state net operating loss carryover. During 2014, Ameriana Bancorp reduced a portion of its state deferred tax asset valuation allowance. Ameriana Bancorp generated state taxable income in excess of previous years, so management determined a portion of this valuation allowance could be reduced. After the reduction of the state tax valuation allowance the total state tax recorded remains materially unchanged from previous years.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Retained earnings at December 31, 2014 includes an allocation of income to bad debt deductions of approximately $11,883,000 for which no provision for federal income taxes has been made. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, including redemption of bank stock or excess dividends, or loss of “bank” status, federal income taxes may be imposed at the then applicable rates. The unrecorded deferred income tax liability on the above amount was approximately $4,000,000.

The effective income tax rate on income from continuing operations is reconciled to the statutory corporate tax rate as follows:

	Year Ended December 31,
	2014	2013
Statutory federal tax rate	34.0%	34.0%
Cash value of life insurance	(6.4)	(8.2)
Tax exempt interest—municipal securities and municipal loans	(1.4)	(1.5)
Other	0.6	1.0

Effective tax rate	26.8%	25.3%

The expense for income taxes consists of the following:

	Year Ended December 31,
	2014	2013
Federal
Current	$526	$594
Deferred	341	147

Tax expense	$867	$741

Ameriana Bancorp or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With a few exceptions, Ameriana Bancorp is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2010.

11.	Employee Benefits

Multi-Employer Defined Benefit Pension Plan. Ameriana Bancorp is a participating employer in a multi-employer defined benefit pension plan. Since the defined benefit pension plan is a multi-employer plan, no separate actuarial valuations are made with respect to each participating employer. Ameriana Bancorp froze its participation in the defined benefit pension plan on June 30, 2004 to stop accruing benefits to plan participants beyond what was already earned to that date and to prevent new participants from entering the plan. The change was made in an effort to control and reduce pension plan expense in the future. Ameriana Bancorp will continue to make contributions to meet required funding obligations.

Ameriana Bancorp participates in the Pentegra Defined Benefit Plan for Financial Institutions (the “Pentegra Plan”), a non-contributory pension plan covering all qualified employees. The trustees of the Financial Institutions Retirement Fund administer the Pentegra Plan, employer identification number 35-0377080 and plan number 6087. The Pentegra Plan operates as a multi-employer plan for accounting purposes and as a multiple-

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

employer plan under the Employee Retirement Income Security Act of 1974 and the internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra Plan.

The Pentegra Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers. There is no separate valuation of the Pentegra Plan benefits or segregation of the Pentegra Plan assets specifically for Ameriana Bancorp, because the Pentegra Plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer. If Ameriana Bancorp chooses to stop participating in the multi-employer plan, they may be required to pay an amount based on the underfunded status of the plan, referred to as a withdrawal liability. The funded status of the Pentegra Plan, market value of plan assets divided by funding target, as of July 1, 2014 and 2013 was 89.15% and 84.45%, respectively.

Ameriana Bancorp had expenses of $423,000 and $352,000 for the years ended December 2014 and 2013, respectively. Ameriana Bancorp cash contributions to the Pentegra Plan for these same periods were $392,000 and $650,000, respectively. Total contributions made to the Pentegra Plans were $190,752,000 and $136,478,000 for the plan years ended June 30, 2014 and 2013, respectively. Ameriana Bancorp’s contributions to the Pentegra Plan were not more than 5% of the total contributions to the plan.

401(k) Plan. The 401(k) plan covers substantially all full-time employees of Ameriana Bancorp. Ameriana Bancorp matches employees’ contributions to the 401(k) plan at the rate of 100% for the first 4% of base salary contributed by participants. Effective April 1, 2011, Ameriana Bancorp added an employee stock ownership plan component to its 401(k) plan. Matching contributions made to the 401(k) plan by Ameriana Bancorp will be used to purchase shares of Ameriana Bancorp stock.

Expense for the 401(k) plan was $239,000 and $237,000 in 2014 and 2013, respectively.

Split-dollar Life Insurance Agreements. Ameriana Bancorp adopted the accounting guidance for separate agreements which split the life insurance policy benefits between an employer and the employee. This guidance requires the employer to recognize a liability for future benefits payable to the employee under these agreements. At December 31, 2014 and 2013, Ameriana Bancorp had a recorded a liability of $1,186,000 and $1,109,000, respectively. During 2014 and 2013, Ameriana Bancorp recognized net expense of $76,000 and net income of $14,000, respectively.

Executive Retirement Plan. Effective January 1, 2008, Ameriana Bancorp terminated a supplemental retirement plan (the “Plan”) that provided retirement and death benefits to certain officers and directors. At that time, the officers and directors covered by that Plan voluntarily elected to forego their benefits under the Plan. Instead, Ameriana Bancorp entered into separate agreements with these officers and directors that provide retirement and death benefits. Ameriana Bancorp is recording an expense equal to the projected present value of the payment due at the full eligibility date. The liability for the plan at December 31, 2014 and 2013 was $2,102,000 and $2,012,000, respectively. The expense for the plan was $218,000 and $219,000 for 2014 and 2013, respectively.

Employment or Change in Control Agreements. Ameriana Bancorp has entered into employment or change in control agreements with certain officers that provide for the continuation of salary and certain benefits for a specified period of time under certain conditions. Under the terms of the agreements, these payments could occur in the event of a change in control of Ameriana Bancorp, as defined, along with other specific conditions. The severance payment under these agreements is generally three times the annual salary of the officer in the event of a change in control.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Stock Options. Under the 1996 Stock Option and Incentive Plan (“1996 Plan”) and the 2006 Long-Term Incentive Plan (“2006 Plan”), Ameriana Bancorp has granted options to individuals to purchase common stock at a price equal to the fair market value at the date of grant, subject to the terms and conditions of the plans. Options vest and are fully exercisable when granted or over an extended period subject to continuous employment or under other conditions set forth in the plans. The period for exercising options shall not exceed ten years from the date of grant. The plans also permit grants of stock appreciation rights. An amendment of the 1996 Plan extended the plan’s term by five years and increased the number of shares reserved under the plan from 176,000 to 352,000 shares. The 2006 Plan permits the granting of up to 225,000 shares. The 1996 Plan and 2006 Plan were approved by the stockholders of Ameriana Bancorp.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option pricing model.

A summary of option activity under the Plan as of December 31, 2014, and changes during the year then ended, is presented below.

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	183,982	$13.50	3.44	$107,000
Granted	—	—
Exercised	(29,932)	13.93
Expired	(71,500)	14.80
Forfeited	(7,700)	11.93

Outstanding, end of year	74,850	$12.25	5.07	$468,000

Exercisable, end of year	50,550	$12.40	3.31	$308,000

There were no options granted during the year ended December 31, 2014. There were 52,500 options granted in the year ended December 31, 2013, with a weighted-average grant-date value of $7.90. The total intrinsic value of options exercised during the years ended December 31, 2014 and December 31, 2013 were $61,000 and $2,000, respectively.

As of December 31, 2014, there was $176,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of 2.75 years. During 2014, Ameriana Bancorp recognized $74,000 of share-based compensation expense. As of December 31, 2013, there was $302,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan, and during 2013, Ameriana Bancorp recognized $104,000 of share-based compensation expense.

Cash received from options exercised under all share-based compensation arrangements for the years ended December 31, 2014 and December 31, 2013 was $417,000 and $22,000, respectively. The tax benefit realized from the options exercised during 2014 was $20,000 and there was no actual tax benefit realized from the options exercised during 2013.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following summarizes the assumptions used in the Black-Scholes model for the options granted during the year ended December 31, 2013:

Expected volatility	71.66%
Expected dividends	0.335%
Expected term (in years)	6.0
Risk-free rate	1.815%

12.	Dividend and Capital Restrictions

The payment of dividends by Ameriana Bancorp depends substantially upon receipt of dividends from the Bank, which is subject to various regulatory restrictions on the payment of dividends. Under current regulations, the Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below regulatory capital requirements or the amount required for its liquidation account.

In addition, without prior approval, current regulations allow the Bank to pay dividends to Ameriana Bancorp not exceeding retained net income for the applicable calendar year to date, plus retained net income for the preceding two years. Application is required by the Bank to pay dividends in excess of this restriction.

On August 26, 2013, following notification by the FDIC and the Indiana Department of Financial Institutions, the Board of Directors of Ameriana Bank rescinded the previously adopted resolution noted below.

On July 26, 2010, following a joint examination by and discussions with the FDIC and the Indiana Department of Financial Institutions (“DFI”), the Board of Directors of the Bank adopted a resolution agreeing to obtain prior written consent from the FDIC and the DFI before declaring or paying any dividends. All requests from the Bank to declare and pay a quarterly dividend to Ameriana Bancorp had been approved by the FDIC and DFI prior to approval by the Bank’s Board of Directors and payment by the Bank, for all dividends paid before the resolution was rescinded on August 26, 2013.

On November 25, 2013, following notification by the Federal Reserve Bank of Chicago, the Board of Directors of Ameriana Bancorp rescinded the previously adopted resolution noted below.

On December 17, 2009, following an off-site review by the Federal Reserve Bank of Chicago, the Board of Directors of Ameriana Bancorp adopted a resolution agreeing to seek and obtain the approval of the Federal Reserve Bank at least thirty days before taking any of the following actions:

•	The payment of corporate dividends;

•	The payment of interest on trust preferred securities;

•	Any increase in debt or issuance of trust preferred obligations; and

•	The redemption of Ameriana Bancorp stock.

All requests from Ameriana Bancorp to pay quarterly dividends to shareholders and to make quarterly interest payments on the trust preferred securities had been approved by the Federal Reserve Bank of Chicago prior to approval by Ameriana Bancorp’s Board of Directors and payment by Ameriana Bancorp, for all payments before the resolution was rescinded on November 25, 2013. There had been no requests from Ameriana Bancorp for approval of an increase in debt or issuance of trust preferred obligations, or redemption of Ameriana Bancorp stock.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

13.	Earnings Per Share

	2014			2013
	Net Income	Weighted- Average Shares	Per Share Amount	Net Income	Weighted- Average Shares	Per Share Amount
Basic Earnings Per Share:
Income available to common shareholders	$2,366	2,996,733	$0.79	$2,187	2,988,991	$0.73

Effect of Dilutive Stock Options	—	6,230		—	263

Diluted Earnings Per Share:
Income available to common shareholders and assumed conversions	$2,366	3,002,963	$0.79	$2,187	2,989,254	$0.73

An option to purchase 5,000 shares of common stock at an exercise price of $14.80 was outstanding at December 31, 2014, but was not included in the computation of diluted earnings per share because the option’s exercise price was greater than the average market price of the common shares.

Options to purchase 91,732 shares of common stock at exercise prices of $14.80 to $15.56 per share were outstanding at December 31, 2013, but were not included in the computation of diluted earnings per share because the option’s exercise price was greater than the average market price of the common shares.

14.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss), included in shareholders’ equity, are as follows:

	2014	2013
Net unrealized gain (loss) on available-for-sale securities, net of income tax expense of $186 and net of income tax benefit of $176 at December 31, 2014 and 2013, respectively	$362	$(340)

15.	Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures. The capital category assigned can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity’s activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At December 31, 2014 and 2013, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2014, that management believes have changed this classification.

On August 26, 2013, following notification by the FDIC and the Indiana Department of Financial Institutions, the Board of Directors of Ameriana Bank rescinded the previously adopted resolution noted below.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

On July 26, 2010, following a joint examination by and discussions with the FDIC and the Indiana Department of Financial Institutions, the Board of Directors of the Bank adopted a resolution agreeing to, among other things, adopt a capital plan to increase its Tier 1 Leverage Ratio to 8.50% by June 30, 2010 and to maintain a Total Risk-Based Capital Ratio of 12.00%.

Actual and required capital amounts and ratios for the Bank are as follows:

	December 31, 2014
	Required for Well Capitalized		Required For Adequate Capital		Actual Capital
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Total risk-based capital ratio	10.00%	$31,167	8.00%	$24,933	15.64%	$48,737
Tier 1 risk-based capital ratio	6.00	18,700	4.00	12,467	14.38	44,823
Tier 1 leverage ratio	5.00	23,626	3.00	14,175	9.49	44,823

	December 31, 2013
	Required for Well Capitalized		Required For Adequate Capital		Actual Capital
	Ratio	Amount	Ratio	Amount	Ratio	Amount
Total risk-based capital ratio	10.00%	$30,274	8.00%	$24,219	15.16%	$45,897
Tier 1 risk-based capital ratio	6.00	18,164	4.00	12,109	13.91	42,110
Tier 1 leverage ratio	5.00	22,223	3.00	13,334	9.47	42,110

16.	Fair Value of Financial Instruments

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. The securities valued in Level 1 are mutual funds.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Level 2 securities include U.S. agency and U.S. government sponsored enterprise mortgage-backed securities and collateralized mortgage obligations. Level 2 securities are valued by a third party pricing service commonly used in the banking industry utilizing observable inputs, and the values are reviewed by the Bank’s management. The pricing provider utilizes evaluated pricing models that vary based on asset class. These models incorporate available market information including quoted prices of securities with similar characteristics and, because many fixed-income securities do not trade on a daily basis, apply available information through processes such as benchmark curves, benchmarking of like securities, sector grouping and matrix pricing. In addition, model processes, such as an option adjusted spread model is used to develop prepayment and interest rate scenarios for securities with prepayment features.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the ASC 820 fair value hierarchy in which the fair value measurements fall at December 31, 2014 and December 31, 2013:

		Fair Value Measurements Using
Available-for-sale securities:	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2014:
Ginnie Mae and GSE mortgage-backed pass-through securities	$44,198	$—	$44,198	$—
Ginnie Mae collateralized mortgage obligations	2,019	—	2,019	—
Mutual funds	1,867	1,867	—	—

	$48,084	$1,867	$46,217	$—

At December 31, 2013:
Ginnie Mae and GSE mortgage-backed pass-through securities	$33,806	$—	$33,806	$—
Ginnie Mae collateralized mortgage obligations	2,214	—	2,214	—
Mutual funds	1,783	1,783	—	—

	$37,803	$1,783	$36,020	$—

Transfers between Levels

Transfers between levels did not occur during the years ended December 31, 2014 and 2013.

Following is a description of valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Collateral-Dependent Impaired Loans, Net of ALLL

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

Ameriana Bancorp considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by management. Appraisals are reviewed for accuracy and consistency by management. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by management by comparison to historical results.

Other Real Estate Owned

Other real estate owned (“OREO”) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy.

Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed necessary by management. Appraisals are reviewed for accuracy and consistency by management. Appraisers are selected from the list of approved appraisers maintained by management.

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. If the carrying amount exceeds fair value, impairment is recorded so that the servicing asset is carried at fair value. Fair value is determined based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes interest rate, prepayment speed, and default rate assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheet measured at fair value on a nonrecurring basis and the level within the ASC 820 fair value hierarchy in which the fair value measurements fall at December 31, 2014 and December 31, 2013:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2014:
Impaired loans	$940	$—	$—	$940
Other real estate owned	1,166	—	—	1,166
Mortgage servicing rights	530	—	—	530

At December 31, 2013:
Impaired loans	$6,353	$—	$—	$6,353
Other real estate owned	2,401	—	—	2,401

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

Unobservable (Level 3) Inputs:

The following table presents quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements at December 31, 2014 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Inputs	Rate/Rate Range
Impaired loans	$940	Third party valuations	Discount to reflect realizable value	0.6% – 64.9%

Other real estate owned	1,166	Third party valuations	Discount to reflect realizable value	6.4% – 7.0%

Mortgage servicing rights	530	Third party valuation	Discount rate	5.06% – 6.08%
			Prepayment speed	10.22% – 22.74%

The following table presents quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements at December 31, 2013 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Inputs	Rate/Rate Range
Impaired loans	$6,353	Third party valuations	Discount to reflect realizable value	0.0% – 77.88%

Other real estate owned	2,401	Third party valuations	Discount to reflect realizable value	6.0% – 20.7%

Fair Value of Financial Instruments

Fair values are based on estimates using present value and other valuation techniques in instances where quoted market prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of Ameriana Bancorp.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following table presents the estimates of fair value of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 (dollars in thousands):

December 31, 2014—Fair Value Measurements Using
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$33,142	$33,142	$33,142	$—	$—
Interest-bearing time deposits	4,164	4,162	4,162	—	—
Investment securities held to maturity	7,082	7,110	—	4,756	2,354
Loans held for sale	332	332	—	332	—
Loans	316,113	322,035	—	311,196	10,839
Stock in FHLB	3,753	3,753	—	3,753	—
Mortgage servicing rights	530	530	—	—	530
Interest and dividends receivable	1,179	1,179	—	1,179	—

Liabilities
Deposits	378,947	379,339	241,918	137,421	—
Borrowings	45,810	41,605	—	35,543	6,062
Drafts payable	1,298	1,298	—	1,298	—
Interest and dividends payable	97	97	—	97	—

The following table presents the estimates of fair value of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 (dollars in thousands):

December 31, 2013—Fair Value Measurements Using
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$40,867	$40,867	$40,867	$—	$—
Interest-bearing deposits	2,974	2,983	2,983	—	—
Investment securities held to maturity	2,347	2,347	—	—	2,347
Loans	312,035	319,232	—	303,216	16,016
Stock in FHLB	4,472	4,472	—	4,472	—
Mortgage servicing rights	582	582	—	—	582
Interest and dividends receivable	818	818	—	818	—

Liabilities
Deposits	362,701	363,536	217,115	146,421	—
Borrowings	50,810	46,897	—	41,330	5,567
Drafts payable	1,503	1,503	—	1,503	—
Interest and dividends payable	78	78	—	78	—

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents and Stock in FHLB: The carrying amounts reported in the consolidated balance sheets approximate those assets’ fair values.

Interest-bearing time deposits: The carrying amounts reported in the consolidated balance sheets approximate those assets’ fair values.

Held-to-maturity securities: The carrying amount reported in the consolidated balance sheets for December 31, 2012, the date the securities were reclassified from available-for-sale, represents their approximate fair value and became their new amortized cost basis as of that date.

Loans Held for Sale: The carrying amounts reported in the consolidated balance sheets approximate fair values.

Loans: The fair values for loans are estimated using a discounted cash flow calculation that applies interest rates used to price new similar loans to a schedule of aggregated expected monthly maturities on loans.

Mortgage Servicing Rights: The fair value is determined by a valuation performed by an independent third party that is reviewed by the Bank’s management. The valuation is based on the discounted cash flow method, utilizing Bloomberg’s Median Forecasted Prepayment Speeds for mortgage-backed securities assumed to possess enough similarities to the Bank’s servicing portfolio to facilitate a comparison.

Interest and Dividends Receivable/Payable: The fair value of accrued interest receivable/payable approximates carrying values.

Deposits: The fair values of non-maturity demand, savings, and money market accounts are equal to the amount payable on demand at the balance sheet date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities on deposits.

Borrowings: The fair value of borrowings is estimated using a discounted cash flow calculation, based on borrowing rates for periods comparable to the remaining terms to maturity of the borrowings.

Drafts Payable: The fair value approximates carrying value.

17.	Commitments to Originate Loans

At December 31, 2014 and 2013, Ameriana Bancorp had outstanding commitments to originate loans of approximately $28,530,000 and $24,485,000, respectively. The outstanding commitments for 2014 included $4,497,000 for one-to four-family mortgage loans, $14,871,000 for commercial real estate loans, $6,239,000 for a commercial real estate construction loan and $2,923,000 for commercial loans. The outstanding commitments for 2013 included $1,901,000 for one-to four-family mortgage loans, $6,493,000 for commercial real estate loans, $3,100,000 for a commercial real estate construction loan and $12,991,000 for commercial loans. In addition, Ameriana Bancorp had $59,881,000 and $50,450,000 of conditional commitments for lines of credit at December 31, 2014 and 2013, respectively. Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The same credit policies are used in making such commitments as are used for

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

instruments that are included in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties. In addition, Ameriana Bancorp had $5,014,000 and $6,091,000 of letters of credit outstanding at December 31, 2014 and 2013, respectively. Letters of credit are conditional commitments issued by Ameriana Bancorp to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

18.	Parent Company Financial Information

The following are condensed financial statements for the parent company, Ameriana Bancorp, only:

	December 31,
Balance Sheets	2014	2013
Assets
Cash	$1,294	$610
Investment in Bank	46,446	43,908
Investments in affiliates	310	310
Other assets	3,438	3,237

	$51,488	$48,065

Liabilities and shareholders’ equity
Notes payable, other	$10,310	$10,310
Other liabilities	126	42
Shareholders’ equity	41,052	37,713

	$51,488	$48,065

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

	Year Ended December 31,
Statements of Income and Comprehensive Income	2014	2013
Dividends from Bank	$1,200	$1,250
Interest income	5	6

	1,205	1,256
Operating expense	955	892

Income before income tax benefit and equity in undistributed income of Bank	250	364
Income tax benefit	323	301

	573	665
Equity in undistributed income of Bank and affiliates	1,793	1,522

Net Income	$2,366	$2,187
Unrealized appreciation (depreciation) on available-for-sale securities, net of tax expense of $366 and net of tax benefit of $468 for the years ended December 31, 2014 and December 31, 2013, respectively.	702	(916)
Less: Reclassification adjustment for realized gains included in net income, net of taxes of $57 for the year ended December 31, 2013.	—	110

Other Comprehensive Income (Loss)	702	(1,026)

Comprehensive Income	$3,068	$1,161

	Year Ended December 31,
Statements of Cash Flows	2014	2013
Operating Activities
Net income	$2,366	$2,187
Items not requiring (providing) cash:
Undistributed income of Bank and affiliates	(1,793)	(1,522)
Other adjustments	(96)	(266)

Net cash provided by operating activities	477	399

Financing Activities
Proceeds from exercise of stock options	417	22
Cash dividends paid	(210)	(120)

Net cash provided by (used in) financing activities	207	(98)

Change in cash	684	301
Cash at beginning of year	610	309

Cash at end of year	$1,294	$610

19.	Accounting Developments

•	Financial Accounting Standards Board (“FASB”)

In January 2014, the FASB issued ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects,” to permit entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The ASU modifies the conditions that an entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments. The ASU is effective

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

for fiscal years, and interim periods within those years, beginning after December 15, 2014. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In January 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure,” to reduce diversity by clarifying when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This update seeks to better define the groups of assets which qualify for discontinued operations, in order to ease the burden and cost for prepares and stakeholders. This issue changed “the criteria for reporting discontinued operations” and related reporting requirements, including the provision for disclosures about the “disposal of and individually significant component of an entity that does not qualify for discontinued operations presentation.” The amendments in this Update are effective for fiscal years beginning after December 15, 2014. Early adoption is permitted only for disposals or classifications as held for sale. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In May 2014, the FASB, in joint cooperation with IASB, issued ASU 2014-09, “Revenue from Contracts with Customers.” The topic of Revenue Recognition had become broad, with several other regulatory agencies issuing standards which lacked cohesion. The new guidance establishes a “common framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and is still evaluating the impact the ASU will have on its financial position or results of operations.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing.” This update addresses the concerns of stakeholders’ by changing the accounting practices surrounding repurchase agreements. The new guidance changes the “accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements.” The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is prohibited. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In June 2014, the FASB issued ASU 2014-12, “Compensation—Stock Compensation.” This update defines the accounting treatment for share-based payments and “resolves the diverse accounting treatment of those awards in practice.” The new requirement mandates that “a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.” Compensation cost will now be recognized in the period in which it becomes likely that the performance target will be met. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

In August 2014, FASB, issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure.” The objective of this update is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. Currently, some creditors reclassify those loans to real estate as with other foreclosed loans that do not have guarantees; others reclassify the loans to other receivables. The amendments affect creditors that hold government-guaranteed mortgage loans, including those guaranteed by the FHA and the VA. The amendments in this update are effective for annual reporting periods ending after December 15, 2015, and interim periods beginning after December 15, 2015. An entity should adopt the amendments in this update using either a prospective transition method or a modified retrospective transition method. For prospective transition, an entity should apply the amendments in this update to foreclosures that occur after the date of adoption. For the modified retrospective transition, an entity should apply the amendments in the update by means of a cumulative-effect adjustment (through a reclassification to a separate other receivable) as of the beginning of the annual period of adoption. Prior periods should not be adjusted. However, a reporting entity must apply the same method of transition as elected under ASU No. 2014-04. Early adoption, including adoption in an interim period, is permitted if the entity already has adopted update 2014-04. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In August 2014, FASB, issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The update provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this update are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. Ameriana Bancorp will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

20.	Significant Estimates, Concentrations and Contingencies

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

Litigation

Neither Ameriana Bancorp nor the Bank is involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the financial condition and results of operations of Ameriana Bancorp.

Bank-Owned Life Insurance

Approximately 36% and 47% of Ameriana Bancorp’s investment in bank-owned life insurance was held by two carriers at December 31, 2014 and 2013, respectively. The reduction from 47% to 36% was primarily the result of replacing policies in 2014 with those from another insurance carrier.

Ameriana Bancorp

Notes to Consolidated Financial Statements

(table dollar amounts in thousands, except share data)

21.	Risks and Uncertainties

Ameriana Bancorp’s allowance for loan losses contains certain assumptions on the value of collateral dependent loans as well as certain economic and industry conditions which may be subject to change within the next year. These changes could have an adverse impact on the allowance for loan loss in the near term.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

AMERIANA BANCORP

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

BETWEEN

FIRST MERCHANTS CORPORATION

AND

AMERIANA BANCORP

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the “Agreement”), is entered as of the 26th day of June, 2015, by and between FIRST MERCHANTS CORPORATION, an Indiana corporation (“First Merchants”) and AMERIANA BANCORP, an Indiana corporation (“Ameriana Bancorp”).

W I T N E S S E T H:

WHEREAS, First Merchants is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in Muncie, Delaware County, Indiana, with First Merchants Bank, National Association, a national bank (“FMB”) as its wholly-owned subsidiary;

WHEREAS, Ameriana Bancorp is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal place of business in New Castle, Henry County, Indiana, with Ameriana Bank, an Indiana state commercial bank (the “Bank”) as its wholly-owned subsidiary;

WHEREAS, Ameriana Insurance Agency, Inc., an Indiana corporation (“Insurance”) and Ameriana Financial Services, Inc., an Indiana corporation (“Financial”) are wholly-owned by the Bank (the “Subsidiary Corporations”) (the Bank and the Subsidiary Corporations are sometimes collectively referred to herein as the “Subsidiaries”or individually as a “Subsidiary”);

WHEREAS, all of the common securities of Ameriana Capital Trust I, a Delaware statutory business trust (the “Trust”) are held by Ameriana Bancorp;

WHEREAS, it is the desire of First Merchants and Ameriana Bancorp to effect a series of transactions whereby (i) Ameriana Bancorp will merge with and into First Merchants, and (ii) the Bank will merge with and into FMB; and

WHEREAS, a majority of the entire Boards of Directors of First Merchants, FMB, Ameriana Bancorp and the Bank have approved this Agreement, designated it as a plan of reorganization within the provisions of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and authorized its execution.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, First Merchants and Ameriana Bancorp hereby make this Agreement and prescribe the terms and conditions of the merger of Ameriana Bancorp with and into First Merchants and the Bank with and into FMB and the mode of carrying the transactions into effect as follows:

SECTION 1

THE MERGERS

1.1 Ameriana Bancorp Merger. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 11 hereof), Ameriana Bancorp shall be merged with and into First Merchants, which shall be the “Continuing Company” and shall continue its corporate existence under the laws of the State of Indiana, pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law and particularly Indiana Code § 23-1-40 (the “Merger”).

1.2 The Bank Merger. Subject to the terms and conditions of this Agreement, on the Effective Date and immediately after the Merger, the Bank shall be merged with and into FMB pursuant to the terms and conditions of the Agreement and Plan of Merger attached hereto as Exhibit A (the “Bank Merger Agreement”) and otherwise in accordance with 12 U.S.C. §215a and The Indiana Financial Institutions Act, as amended, together with any regulations promulgated thereunder (the “Bank Merger”).

1.3 Right to Revise Mergers. The parties may, at any time, change the method of effecting the Merger or the Bank Merger if and to the extent the parties deem such change to be desirable, including, without limitation, to provide for the merger of Ameriana Bancorp into a wholly-owned subsidiary of First Merchants and/or the merger of the Bank or either of them into FMB or wholly-owned subsidiaries of First Merchants or FMB; provided, however, that no such change, modification or amendment shall (a) alter or change the amount or kind of consideration to be received by the shareholders of Ameriana Bancorp specified in Section 3 hereof as a result of the Merger, except in accordance with the terms of Section 3 hereof; (b) adversely affect the tax treatment to the shareholders of Ameriana Bancorp; or (c) materially impede or delay receipt of any approvals referred to in this Agreement or the consummation of the transactions contemplated by this Agreement.

SECTION 2

EFFECT OF THE MERGER

Upon the Merger becoming effective:

2.1 General Description. The separate existence of Ameriana Bancorp shall cease and the Continuing Company shall possess all of the assets of Ameriana Bancorp and all of its rights, privileges, immunities, powers, and franchises and shall be subject to and assume all of the duties, obligations and liabilities of Ameriana Bancorp.

2.2 Name, Offices, and Management. The name of the Continuing Company shall continue to be “First Merchants Corporation.” Its principal office shall be located at 200 E. Jackson Street, Muncie, Indiana. The Board of Directors of the Continuing Company, until such time as their successors have been elected and qualified, shall consist of the current Board of Directors of First Merchants. The officers of First Merchants immediately prior to the Effective Date shall continue as the officers of the Continuing Company.

2.3 Capital Structure. The amount of capital stock of the Continuing Company shall not be less than the capital stock of First Merchants immediately prior to the Effective Date increased by the amount of capital stock issued in accordance with Section 3 hereof.

2.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Continuing Company shall be those of First Merchants immediately prior to the Effective Date until the same shall be further amended as provided therein or by law.

2.5 Assets and Liabilities. The title to all assets, real estate and other property owned by First Merchants and Ameriana Bancorp shall vest in the Continuing Company without reversion or impairment. All liabilities of Ameriana Bancorp shall be assumed by the Continuing Company.

2.6 Additional Actions. If, at any time after the Effective Date, the Continuing Company shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Continuing Company its right, title or interest in, to or under any of the rights, properties or assets of Ameriana Bancorp or the Subsidiaries, or (b) otherwise carry out the purposes of this Agreement, Ameriana Bancorp and the Subsidiaries and their respective officers and directors shall be deemed to have granted to the Continuing Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Continuing Company and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Continuing Company are authorized in the name of Ameriana Bancorp or the Subsidiaries or otherwise to take any and all such action.

SECTION 3

CONSIDERATION TO BE DISTRIBUTED

3.1 Consideration. Upon and by reason of the Merger becoming effective, the shareholders of Ameriana Bancorp of record on the Effective Date shall be entitled to receive in exchange for the Ameriana Bancorp common shares, $1.00 par value, (“Ameriana Bancorp Common Stock”) held, 0.9037 (the “Exchange Ratio”) shares of First Merchants’ common stock (“First Merchants Common Stock”). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.3.

3.2 Fractional First Merchants Common Shares. Fractional shares of First Merchants Common Stock in book entry form will be issued in respect of fractional interests arising from the Exchange Ratio.

3.3 Recapitalization. If, between the date of this Agreement and the Effective Date, First Merchants issues a stock dividend with respect to its shares of common stock, combines, subdivides, or splits up its outstanding shares or takes any similar recapitalization action, then the Exchange Ratio shall be adjusted so that each Ameriana Bancorp shareholder shall receive such number of shares of First Merchants Common Stock as represents the same percentage of outstanding shares of First Merchants Common Stock at the Effective Date as would have been represented by the number of shares of First Merchants Common Stock such shareholder would have received if the recapitalization had not occurred.

3.4 Distribution of First Merchants’ Common Stock.

(a) Each share of common stock of First Merchants outstanding immediately prior to the Effective Date shall remain outstanding unaffected by the Merger.

(b) On or prior to the Effective Date, First Merchants shall authorize the issuance of and shall make available to American Stock Transfer as exchange agent hereunder (the “Exchange Agent”), for the benefit of the registered shareholders of Ameriana Bancorp Common Stock for exchange in accordance with this Section 3, shares of First Merchants Common Stock to be issued in book entry form in an account established for the holder at the Exchange Agent. Such shares of First Merchants Common Stock are referred to in this Section 3 as the “Exchange Fund.” First Merchants shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(c) Within three (3) business days following the Effective Date, the Exchange Agent shall mail to each Ameriana Bancorp shareholder a letter of transmittal (the “Letter of Transmittal”) providing (i) that delivery shall be effected and risk and loss of title to the certificates shall pass only upon delivery of the certificates to the Exchange Agent and (ii) instructions as to the transmittal to the Exchange Agent of certificates representing shares of Ameriana Bancorp Common Stock and the issuance of shares of First Merchants Common Stock in exchange therefor pursuant to the terms of this Agreement. Distribution of shares of First Merchants Common Stock through book entry form in an account established by the holder at the Exchange Agent shall be made by the Exchange Agent to each former shareholder of Ameriana Bancorp within five (5) business days following the date of such shareholder’s delivery to the Exchange Agent of such shareholder’s certificates representing Ameriana Bancorp Common Stock, accompanied by a properly completed and executed Letter of Transmittal. The number of shares of First Merchants Common Stock issuable to each Ameriana Bancorp shareholder shall be rounded to the nearest thousandth of a share.

(d) Following the Effective Date, stock certificates representing Ameriana Bancorp Common Stock shall be deemed to evidence only the right to receive such number of shares of First Merchants Common Stock as determined in accordance with Sections 3.1 and 3.2 above (for all corporate purposes other than the payment of dividends). No dividends or other distributions otherwise payable subsequent to the Effective Date on shares of First Merchants Common Stock shall be paid to any shareholder entitled to receive the same until such shareholder has surrendered such shareholder’s certificates for Ameriana Bancorp Common Stock to the Exchange Agent in exchange for First Merchants Common Stock. Upon surrender or compliance with the provisions of Section 3.4(c), there shall be paid to the record holder of the First Merchants Common Stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such common stock.

(e) From and after the Effective Date, there shall be no transfers on the stock transfer books of Ameriana Bancorp of any shares of Ameriana Bancorp Common Stock.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Ameriana Bancorp for twelve (12) months after the Effective Date shall be paid to First Merchants, or its successors in interest. Any shareholders of Ameriana Bancorp who have not theretofore complied with this Section 3 shall thereafter look only to First Merchants, or its successors in interest, for the issuance of shares of First Merchants Common Stock and any unpaid dividends and distributions on First Merchants Common Stock deliverable in respect of each share of Ameriana Bancorp Common Stock such shareholder holds as determined pursuant to this Agreement. Notwithstanding the foregoing, none of First Merchants, the Exchange Agent or any other person shall be liable to any former holder of shares of Ameriana Bancorp Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Merchants shall be entitled to rely upon the stock transfer books of Ameriana Bancorp to establish the persons entitled to receive shares of First Merchants Common Stock, which books, in the absence of actual knowledge by First Merchants of any adverse claim thereto, shall be conclusive with respect to the ownership of such stock.

(h) With respect to any certificate for Ameriana Bancorp Common Stock which has been lost, stolen, or destroyed, First Merchants shall be authorized to issue First Merchants Common Stock to the registered owner of such certificate upon receipt of an affidavit of lost stock certificate, in form and substance satisfactory to First Merchants, and upon compliance by the Ameriana Bancorp’s shareholder with all procedures historically required by Ameriana Bancorp in connection with lost, stolen, or destroyed certificates.

3.5 Employee Stock Options. Immediately prior to the Closing, each then outstanding option to purchase Ameriana Bancorp Common Stock, shall be converted into the right to receive cash in the amount per share equal to the average closing price of Ameriana Bancorp common stock for the ten (10) trading days preceding the fourth calendar day prior to Effective Date less the applicable exercise price (the “Option Payment Amount”), and the Option Payment Amount shall be paid by First Merchants to the respective option holders within five (5) business days following the Closing. Upon payment of the Option Payment Amount to an option holder, any option agreement between Ameriana Bancorp and such option holder and the option holder’s rights thereunder shall terminate and be of no further force or effect.

SECTION 4

DISSENTING SHAREHOLDERS

Shareholders of Ameriana Bancorp are not entitled to dissenters’ rights under Indiana Code § 23-1-44, as amended, because the shares of Ameriana Bancorp Common Stock are traded on the NASDAQ Capital Market.

SECTION 5

REPRESENTATIONS AND

WARRANTIES OF AMERIANA BANCORP

Ameriana Bancorp hereby makes the representations and warranties set forth below to First Merchants with respect to itself and the Subsidiaries. For the purposes of this Section 5, a “Ameriana Bancorp Disclosure Letter” is defined as the letter referencing Section 5 of this Agreement which shall be prepared by Ameriana Bancorp and delivered to First Merchants contemporaneously with the execution of this Agreement.

5.1 Organization and Authority. Ameriana Bancorp, the Bank, Insurance and Financial are each a corporation duly organized and validly existing under the laws of the State of Indiana. Ameriana Bancorp and the Subsidiaries have the power and authority (corporate and otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. Ameriana Bancorp’s only subsidiaries are the Subsidiaries and the Trust. The Bank is subject to primary federal regulatory supervision and regulation by the Federal Deposit Insurance Corporation.

5.2 Authorization.

(a) Ameriana Bancorp has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to satisfaction of the conditions precedent in Section 9. This Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of Ameriana Bancorp, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights. The respective Boards of Directors of Ameriana Bancorp and the Bank, and Ameriana Bancorp as the sole shareholder of the Bank, have approved the Merger and the Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the Ameriana Bancorp Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof, does or will (i) conflict with, result in a breach of, or constitute a default under Ameriana Bancorp’s or any Subsidiary’s organizational documents; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment, to which Ameriana Bancorp or any Subsidiary is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of Ameriana Bancorp or any Subsidiary; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment to which Ameriana Bancorp, any Subsidiary or the Trust is subject or bound, the result of which would have a Material Adverse Effect; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Ameriana Bancorp, any Subsidiary or the Trust is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement or commitment.

For the purpose of this Agreement, a “Material Adverse Effect” means any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Ameriana Bancorp and the Subsidiaries taken as a whole, or First Merchants and FMB taken as a whole, as applicable or (ii) would materially impair the ability of Ameriana Bancorp or First Merchants, as applicable, to perform its obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of the other party hereto, (e) changes in the general level of interest rates (including the impact on the securities portfolios of Ameriana Bancorp and the Bank, or First Merchants and FMB, as applicable) or conditions or circumstances relating to or that affect either the United States economy, financial or securities markets or the banking industry, generally, (f) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, including without limitation payment of any amounts due to, or the provision of any benefits to, any officers or employees under agreements, plans or other arrangements in existence of or contemplated by this Agreement and disclosed to First Merchants, (g) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Ameriana Bancorp and the Subsidiaries, or First Merchants and FMB, as applicable and (h) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the First Merchants Common Stock, by itself, be considered to constitute a Material Adverse Effect on First Merchants (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

(c) Other than the filing of Articles of Merger with the Indiana Secretary of State for the Merger and in connection or in compliance with the banking regulatory approvals contemplated by Section 9.4 and federal and state securities laws and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Ameriana Bancorp of the transactions contemplated by this Agreement.

(d) Other than those filings, authorizations, consents and approvals referenced in Section 5.2(c) above and except as set forth in the Ameriana Bancorp Disclosure Letter, no notice to, filing with, authorization of, exemption by, or consent or approval of, any third party is necessary for the consummation by Ameriana Bancorp or the Bank of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

5.3 Capitalization.

(a) As of the date of this Agreement, Ameriana Bancorp has 15,000,000 shares of Ameriana Bancorp Common Stock authorized, 3,029,662 shares of which are issued and outstanding. Such issued and outstanding shares of Ameriana Bancorp Common Stock have been duly and validly authorized by all necessary corporate action of Ameriana Bancorp, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders. As of the date of this Agreement, Ameriana Bancorp has 5,000,000 shares of serial preferred stock, no par value, authorized, none of which is issued and outstanding. Ameriana Bancorp has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(a) and, except as set forth in the Ameriana Bancorp Disclosure Letter, Ameriana Bancorp has no intention or obligation to authorize or issue additional shares of its capital stock.

(b) As of the date of this Agreement, the Bank has 5,000 shares of common stock, $1.00 par value, authorized and outstanding, all of which are held beneficially and of record by Ameriana Bancorp. Such issued and outstanding shares of Bank common stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Bank shareholders. All of the issued and outstanding shares of Bank common stock are owned by Ameriana Bancorp free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Bank also has 1,000 shares of serial preferred stock, $1.00 par value, authorized, none of which is outstanding. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(b) and has no intention or obligation to authorize or issue any other shares of capital stock.

(c) As of the date of this Agreement, Insurance has 1,000 shares of common stock, without par value, authorized and outstanding, all of which are held beneficially and of record by the Bank. Such issued and outstanding shares of Insurance common stock have been duly and validly authorized by all necessary corporate action of the Insurance, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Insurance shareholders. All of the issued and outstanding shares of Insurance common stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Insurance has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(c) and has no intention or obligation to authorize or issue any other shares of capital stock.

(d) As of the date of this Agreement, Financial has 1,000 shares of common stock, without par value, authorized and outstanding, all of which are held beneficially and of record by the Bank. Such issued and outstanding shares of Financial common stock have been duly and validly authorized by all necessary corporate action of the Financial, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Financial shareholders. All of the issued and outstanding shares of Financial common stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. Financial has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(d) and has no intention or obligation to authorize or issue any other shares of capital stock.

(e) As of the date of this Agreement, Trust has 310 shares of common securities authorized and outstanding, $1,000 per share liquidation value, and 10,000 shares of preferred securities authorized and outstanding, $1,000 per share liquidation value. All of the common securities of Trust are held beneficially and of record by Ameriana Bancorp. Such issued and outstanding Trust common securities have been duly and validly authorized by all necessary corporate action of the Trust, are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights of any Trust securityholders. All of the issued and outstanding common securities of the Trust are owned by Ameriana Bancorp free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and preemptive rights and of all other rights of any other person, corporation or entity with respect thereto. The Trust has no capital stock authorized, issued or outstanding other than as described in this Section 5.3(e) and has no intention or obligation to authorize or issue any other shares of capital stock.

(f) The Ameriana Bancorp Disclosure Letter contains a list of option holders of Ameriana Bancorp, the number of options to purchase Ameriana Bancorp Common Stock held by each and the applicable exercise price of each. Except as set forth in the Ameriana Bancorp Disclosure Letter, there are no options, commitments, calls, agreements, understandings, arrangements or subscription rights regarding the issuance, purchase or acquisition of capital stock, or any securities convertible into or representing the right to purchase or otherwise receive the capital stock or any debt securities, of Ameriana Bancorp or any Subsidiary by which Ameriana Bancorp or any Subsidiary is or may become bound. Neither Ameriana Bancorp nor any Subsidiary has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of its respective outstanding shares of capital stock.

(g) Except as set forth in the Ameriana Bancorp Disclosure Letter, to the knowledge of Ameriana Bancorp’s Management (as defined below), no person or entity beneficially owns five percent (5%) or more of Ameriana Bancorp’s outstanding common shares.

5.4 Organizational Documents. The respective Articles of Incorporation and By-Laws of Ameriana Bancorp and the Subsidiaries have been delivered to First Merchants and represent true, accurate and complete copies of such corporate documents of Ameriana Bancorp and the Subsidiaries in effect as of the date of this Agreement. The organizational documents of the Trust have been provided to First Merchants and represent true, accurate and complete copies of such corporate documents of the Trust in effect as of the date of this Agreement.

5.5 Compliance with Law. Neither Ameriana Bancorp nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of Ameriana Bancorp’s Management, could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect on Ameriana Bancorp. Ameriana Bancorp and each Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption, except where the failure to possess such licenses or other authorizations would not be reasonably expected to have a Material Adverse Effect on Ameriana Bancorp, and such licenses, franchises, permits and authorizations shall be transferred to First Merchants on the Effective Date without any material restrictions or limitations thereon or the need to obtain any consents of third parties, except as otherwise set forth in the Ameriana Bancorp Disclosure Letter. Neither Ameriana Bancorp nor any Subsidiary are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of Ameriana Bancorp or any Subsidiary. The Bank has not received any notice of enforcement actions or criticisms since January 1, 2013 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Ameriana Bancorp has not received any notice of enforcement actions or criticisms since January 1, 2013, from any regulatory agency or government authority relating to its compliance with any securities laws applicable to Ameriana Bancorp. The Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

5.6 Accuracy of Statements. No information which has been or shall be supplied by Ameriana Bancorp with respect to its businesses, operations and financial condition for inclusion in the proxy statement and registration statement relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the registration statement at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein not misleading.

5.7 Litigation and Pending Proceedings. Except as set forth in the Ameriana Bancorp Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or, to the knowledge of Ameriana Bancorp’s Management, threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does Ameriana Bancorp’s Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could reasonably be expected to have a Material Adverse Effect. To the knowledge of Ameriana Bancorp’s Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to Ameriana Bancorp or any Subsidiary as a result of an examination by any regulatory agency or body.

5.8 Financial Statements.

(a) Ameriana Bancorp’s consolidated audited balance sheets as of the end of the two (2) fiscal years ended December 31, 2014 and 2013, the unaudited consolidated balance sheet for the three months ended March 31, 2015 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “Financial Information”) present fairly the consolidated financial condition or position of Ameriana Bancorp as of the respective dates thereof and the consolidated results of operations of Ameriana Bancorp for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the Financial Information and which have been made, extended or acquired since March 31, 2015 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that the Bank has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming the Bank as the secured party or mortgagee, except for such unperfected security interests or mortgages naming the Bank as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if the Bank is not able to enforce any such security interest or mortgage.

5.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the Ameriana Bancorp Disclosure Letter, since March 31, 2015, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the Ameriana Bancorp Disclosure Letter, between the period from March 31, 2015 to the date of this Agreement, Ameriana Bancorp and each Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Ameriana Bancorp’s common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of Ameriana Bancorp or any Subsidiary or, with the exception of the issuance of shares in connection with the exercise of stock options, any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for Ameriana Bancorp’s or any Subsidiary’s common shares.

5.10 Absence of Undisclosed Liabilities. Except as set forth in the Ameriana Bancorp Disclosure Letter, neither Ameriana Bancorp nor the Bank has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) per year and which may be terminated within one year from the date of this Agreement, (c) liabilities incurred since March 31, 2015 in the ordinary course of business consistent with past practice that either alone or when considered with all similar liabilities, have not had or would not reasonably be expected have a Material Adverse Effect on Ameriana Bancorp, (d) liabilities incurred for reasonable legal, accounting, financial advising fees and out-of-pocket expenses or fees in connection with the transactions contemplated by this Agreement, and (e) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices.

5.11 Title to Assets.

(a) Ameriana Bancorp and each Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the March 31, 2015 Financial Information, good and marketable title to all other properties and assets which Ameriana Bancorp or any Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in Ameriana Bancorp’s or any Subsidiary’s business, and good and marketable title to all property and assets acquired since March 31, 2015, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by Ameriana Bancorp or any Subsidiary of such properties and assets is in material compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

5.12 Loans and Investments.

(a) Except as set forth in the Ameriana Bancorp Disclosure Letter, there is no loan of the Bank in excess of One Hundred Thousand and 00/100 Dollars ($100,000.00) that has been classified by Ameriana Bancorp, applying applicable regulatory examination standards, as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of the Bank in excess of One Hundred Thousand and 00/100 Dollars ($100,000.00) that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. The Bank’s report of classified assets and all loans in excess of One Hundred Thousand and 00/100 Dollars ($100,000.00) that Ameriana Bancorp’s Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the Ameriana Bancorp Disclosure Letter.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the Financial Information are adequate in the judgment of Ameriana Bancorp’s Management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the Ameriana Bancorp Disclosure Letter, none of the investments reflected in the Financial Information and none of the investments made by Ameriana Bancorp or any Subsidiary since March 31, 2015 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Ameriana Bancorp or any Subsidiary to dispose freely of such investment at any time. Except as set forth in the Ameriana Bancorp Disclosure Letter, neither Ameriana Bancorp nor any Subsidiary is a party to any repurchase agreements with respect to securities.

5.13 Employee Benefit Plans.

(a) The Ameriana Bancorp Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by Ameriana Bancorp or any entity, trade or business that, together with Ameriana Bancorp, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“Ameriana Bancorp ERISA Affiliate”), and covers any employee, director or former employee or director of Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate under which Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate has any liability. The Ameriana Bancorp Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate since January 1, 2010. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to First Merchants together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as an “Employee Plan” and collectively as the “Employee Plans.” The Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) To the knowledge of Ameriana Bancorp’s Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any Employee Plan that could subject Ameriana Bancorp to material taxes or penalties. Neither Ameriana Bancorp nor any Ameriana Bancorp ERISA Affiliate has any material liability to the Pension Benefit Guaranty Corporation (“PBGC”), to the Internal Revenue Service (“IRS”), to the Department of Labor (“DOL”), to the Employee Benefits Security Administration, with respect to any Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of Ameriana Bancorp’s Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of an Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate.

(e) Each of the Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the Ameriana Bancorp Disclosure Letter, Ameriana Bancorp and/or any Ameriana Bancorp ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS (or are otherwise relying on an opinion letter issued to a prototype plan sponsor) and has furnished to First Merchants copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) Except as disclosed in the Ameriana Bancorp Disclosure Letter, no Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. Ameriana Bancorp has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject Ameriana Bancorp, or any Ameriana Bancorp ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither Ameriana Bancorp nor any Ameriana Bancorp ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the Ameriana Bancorp Disclosure Letter, there exist no facts or circumstances which could subject Ameriana Bancorp, or any Ameriana Bancorp ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither Ameriana Bancorp nor any Ameriana Bancorp ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate.

(h) No claims involving an Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of Ameriana Bancorp’s Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of Ameriana Bancorp or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of Ameriana Bancorp’s Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on Ameriana Bancorp. To the knowledge of Ameriana Bancorp’s Management, Ameriana Bancorp has materially complied with all requirements of Section 601 of ERISA, as applicable, with respect to any Employee Plan.

(k) The Ameriana Bancorp Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-

retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by Ameriana Bancorp or any Subsidiary and (iii) covers any employee, director or former employee or director of Ameriana Bancorp or any Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “Benefit Arrangements.” Each of the Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangements.

(l) Except as set forth in the Ameriana Bancorp Disclosure Letter or as required by applicable law, neither Ameriana Bancorp nor any Ameriana Bancorp ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate.

(m) Except as set forth in the Ameriana Bancorp Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement administered by Ameriana Bancorp or any Ameriana Bancorp ERISA Affiliate which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2014.

(n) Except as otherwise provided in the Ameriana Bancorp Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the Ameriana Bancorp Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, in all material respects, Section 409A of the Code and the guidance issued thereunder.

5.14 Obligations to Employees. Except as set forth in the Ameriana Bancorp Disclosure Letter, all accrued obligations and liabilities of Ameriana Bancorp and any Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by Ameriana Bancorp or any Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by Ameriana Bancorp or a Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the Ameriana Bancorp Disclosure Letter, all obligations and liabilities of Ameriana Bancorp and the Subsidiaries, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefore have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 5.14 are correctly and accurately reflected and accounted for in the books, statements and records of Ameriana Bancorp and the Subsidiaries, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

5.15 Taxes, Returns and Reports. Except as set forth in the Ameriana Bancorp Disclosure Letter, Ameriana Bancorp and the Subsidiaries have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the Financial Information is adequate to cover all of Ameriana Bancorp and the Subsidiaries’ tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to March 31, 2015. Neither Ameriana Bancorp nor the Bank has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from March 31, 2015, up to and including the Effective Date, except to the extent reflected on their Financial Information or on financial statements of Ameriana Bancorp or the Subsidiaries subsequent to such date and as set forth in the Ameriana Bancorp Disclosure Letter. Neither Ameriana Bancorp nor any Subsidiary has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the Ameriana Bancorp Disclosure Letter, none of the federal, state, or local tax returns of Ameriana Bancorp or any Subsidiary have been audited by any taxing authority during the past five (5) years.

5.16 Deposit Insurance. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) in accordance with the Federal Deposit Insurance Act, and the Bank has paid all premiums and assessments with respect to such deposit insurance.

5.17 Reports. Since January 1, 2013, Ameriana Bancorp and the Bank have timely filed all reports, registrations and statements, together with any required amendments thereto, that Ameriana Bancorp or any Subsidiary was required to file with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (ii) the Indiana Department of Financial Institutions, (iii) the FDIC, and (iv) any federal, state, municipal or local government, securities, banking, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (collectively, the “Regulatory Authorities”), having jurisdiction over the affairs of Ameriana Bancorp or the Bank except where such failure would not have a Material Adverse Effect. All such reports filed by Ameriana Bancorp and any Subsidiary complied in all material respects with all applicable rules and regulations promulgated by the applicable Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with regulatory accounting principles applied on a consistent basis. Except as set forth in the Ameriana Bancorp Disclosure Letter, there is no unresolved violation with respect to any report or statement filed by, or any examination of, Ameriana Bancorp or any Subsidiary.

5.18 Absence of Defaults. Neither Ameriana Bancorp nor any Subsidiary is in violation of its respective Articles of Incorporation or By-Laws or to the knowledge of Ameriana Bancorp’s Management in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to Ameriana Bancorp’s Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

5.19 Tax and Regulatory Matters. Neither Ameriana Bancorp nor any Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

5.20 Real Property.

(a) A list of the locations of each parcel of real property owned by Ameriana Bancorp or any Subsidiary (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Ameriana Bancorp or the Bank for disposition as required by law) is set forth in the Ameriana Bancorp Disclosure Letter under the heading of “Ameriana Bancorp Owned Real Property” (such real property being herein referred to as the “Ameriana Bancorp Owned Real Property”). A list of the locations of each parcel of real property leased by Ameriana Bancorp or any Subsidiary is also set forth in the Ameriana Bancorp Disclosure Letter under the heading of “Ameriana Bancorp Leased Real Property” (such real property being herein referred to as the “Ameriana Bancorp Leased Real Property”). Ameriana Bancorp shall update the Ameriana Bancorp Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the Ameriana Bancorp Owned Real Property and the Ameriana Bancorp Leased Real Property are herein referred to as the “Ameriana Bancorp Real Property.”

(b) There is no pending action involving Ameriana Bancorp or any Subsidiary as to the title of or the right to use any of the Ameriana Bancorp Real Property.

(c) Other than the Ameriana Bancorp Owned Real Property, neither Ameriana Bancorp nor any Subsidiary has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) None of the buildings, structures or other improvements located on the Ameriana Bancorp Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) None of the buildings, structures or improvements located on the Ameriana Bancorp Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of Ameriana Bancorp’s Management, threatened, with respect to any such building, structure or improvement. The Ameriana Bancorp Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the Ameriana Bancorp Leased Real Property, to the extent required to be maintained by Ameriana Bancorp or the Bank) in accordance with reasonable and prudent business practices applicable to like facilities. The Ameriana Bancorp Real Property has been used and operated in all material respects in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the Financial Information, liens for taxes not yet due and payable or with respect to such easements, liens, defects or encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owners’ Association, as do not individually or in the aggregate materially adversely affect the use or value of the Ameriana Bancorp Owned Real Property, Ameriana Bancorp and the Subsidiaries have, and at the Effective Date will have, good and marketable title to their respective Ameriana Bancorp Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the Ameriana Bancorp Disclosure Letter and to the knowledge of Ameriana Bancorp’s Management, neither Ameriana Bancorp nor any Subsidiary has caused or allowed the generation, treatment, storage, disposal or release at any Ameriana Bancorp Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. “Toxic Substance” means any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, metals, liquids, semi-solids or solids, that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or cleanup.

(h) Except as disclosed in the Ameriana Bancorp Disclosure Letter and to the knowledge of Ameriana Bancorp’s Management, there are no underground storage tanks located on, in or under any Ameriana

Bancorp Owned Real Property and no such Ameriana Bancorp Owned Real Property has previously contained an underground storage tank. Except as set forth in the Ameriana Bancorp Disclosure Letter and to the knowledge of Ameriana Bancorp’s Management, neither Ameriana Bancorp nor the Bank own or operate any underground storage tank at any Ameriana Bancorp Leased Real Property and no such Ameriana Bancorp Leased Real Property has previously contained an underground storage tank. To the knowledge of Ameriana Bancorp’s Management, no Ameriana Bancorp Real Property is or has been listed on the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”).

(i) Except as set forth in the Ameriana Bancorp Disclosure Letter and to the knowledge of Ameriana Bancorp’s Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any Ameriana Bancorp Real Property nor, to the knowledge of Ameriana Bancorp’s Management, are there any other conditions or circumstances affecting any Ameriana Bancorp Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of Ameriana Bancorp’s Management, the Ameriana Bancorp Real Property is not “property” within the definition of Indiana Code §13-11-2-174. To the knowledge of Ameriana Bancorp’s Management, neither Ameriana Bancorp nor any Subsidiary is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (Indiana Code §13-25-3-1 et seq.).

(k) To the knowledge of Ameriana Bancorp’s Management, there are no mechanic’s or materialman’s liens against the Ameriana Bancorp Leased Real Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the Ameriana Bancorp Leased Real Property in respect of which liens may or could be filed against the Ameriana Bancorp Leased Real Property.

5.21 Securities Law Compliance. Ameriana Bancorp’s common stock is traded on the NASDAQ Capital Market under the symbol of “ASBI.” Ameriana Bancorp has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2014, Ameriana Bancorp has filed all reports and other documents required to be filed by it under the Securities and Exchange Act of 1934 (the “1934 Act”) and the Securities Act of 1933 (the “1933 Act”), including Ameriana Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2014, copies of which have previously been delivered to First Merchants. Since January 1, 2014, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

5.22 Broker’s or Finder’s Fees. Except for River Branch Capital LLC, no agent, broker or other person acting on behalf of Ameriana Bancorp or any Subsidiary or under any authority of Ameriana Bancorp or any Subsidiary is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

5.23 Shareholder Rights Plan. Ameriana Bancorp does not have a shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Ameriana Bancorp or the Bank or which may be considered an anti-takeover mechanism.

5.24 Indemnification Agreements. Except as set forth in the Ameriana Bancorp Disclosure Letter, neither Ameriana Bancorp nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Ameriana Bancorp and the Subsidiaries.

5.25 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 5 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter Ameriana Bancorp and the Subsidiaries and all directors and officers of Ameriana Bancorp and the Subsidiaries shall have no further liability with respect thereto.

SECTION 6

REPRESENTATIONS AND

WARRANTIES OF FIRST MERCHANTS

First Merchants hereby makes the following representations and warranties set forth below to Ameriana Bancorp with respect to itself and FMB. For the purposes of this Section, “First Merchants Disclosure Letter” is defined as a letter referencing Section 6 of this Agreement which shall be prepared by First Merchants and delivered to Ameriana Bancorp contemporaneous with the execution of this Agreement.

6.1 Organization and Qualification. First Merchants is a corporation duly organized and validly existing under the laws of the State of Indiana and FMB is a national bank duly organized and validly existing under the laws of the United States of America. First Merchants and FMB have the power and authority (corporate or otherwise) to conduct their respective businesses in the manner and by the means utilized as of the date hereof. First Merchants’ only subsidiaries are FMB and the other entities listed on Exhibit 21 to First Merchants’ Annual Report on Form 10-K as of and for the period ending December 31, 2014 (the “First Merchants Subsidiaries”). FMB is subject to primary federal regulatory supervision and regulation by the OCC.

6.2 Authorization.

(a) First Merchants and FMB have the corporate power and authority to enter into this Agreement and to carry out their obligations hereunder subject to the conditions precedent set forth in Section 9. The Agreement, when executed and delivered, will have been duly authorized and will constitute a valid and binding obligation of First Merchants and FMB, subject to the conditions precedent set forth in Section 9 hereof, enforceable in accordance with its terms, except to the extent limited by insolvency, reorganization, liquidation, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditor’s rights. The Board of Directors of First Merchants and FMB have approved the Merger and Bank Merger pursuant to the terms and conditions of this Agreement and the Bank Merger Agreement.

(b) Except as set forth in the First Merchants Disclosure Letter, neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, subject to the conditions precedent set forth in Section 9 hereof does or will (i) conflict with, result in a breach of, or constitute a default under either First Merchants’ or FMB’s Articles of Incorporation, Articles of Association or By-laws; (ii) conflict with, result in a breach of, or constitute a default under any federal, foreign, state, or local law, statute, ordinance, rule, regulation, or court or administrative order or decree, or any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment, to which either First Merchants or FMB is subject or bound, the result of which would have a Material Adverse Effect; (iii) result in the creation of, or give any person, corporation or entity the right to create, any lien, charge, claim, encumbrance, security interest, or any other rights of others or other adverse interest upon any right, property or asset of either First Merchants or FMB; (iv) terminate, or give any person, corporation or entity the right to terminate, amend, abandon, or refuse to perform, any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment to which First Merchants or FMB is a party or by which either First Merchants or FMB is subject or bound, the result of which would have a Material

Adverse Effect on First Merchants; or (v) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, either First Merchants or FMB is to perform any duties or obligations or receive any rights or benefits under any note, bond, indenture, loan, mortgage, security agreement, contract, arrangement, or commitment.

(c) Other than in connection or in compliance with the provisions of the Bank Holding Company Act of 1956, the Bank Merger Act, federal and state securities laws, and applicable federal and Indiana banking statutes and Indiana corporate statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by First Merchants and FMB of the transactions contemplated by this Agreement.

(d) Except as set forth in the First Merchants Disclosure Letter, other than those filings, authorizations, consents and approvals referenced in Section 6.2(c) above and filings and approvals relating to the listing of the shares of First Merchants common stock to be issued in the Merger on the NASDAQ Global Select Market and certain other filings and approvals with NASDAQ relating to the change in the number of shares of First Merchants outstanding as a result of the Merger, no notice to, filing with, authorization of, execution by, or consent or approval of, any third party is necessary for the consummation by First Merchants of the transactions contemplated by this Agreement, except for such authorizations, exemptions, consents or approvals, the failure of which to obtain, would not be reasonably likely to result in a Material Adverse Effect.

6.3 Capitalization.

(a) As of April 30, 2015, First Merchants had 50,000,000 shares of First Merchants Common Stock authorized, without par value, $0.125 stated value, of which 37,783,280 shares were issued and outstanding. Such issued and outstanding shares of First Merchants Common Stock have been duly and validly authorized by all necessary corporate action of First Merchants, are validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholders.

(b) First Merchants has authorized 500,000 shares of preferred stock, without par value (“First Merchants Preferred Stock”). First Merchants has designated 116,000 of those shares of First Merchants Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A authorized, $1,000 per share liquidation amount, no shares of which are issued and outstanding. First Merchants also has designated 90,823.23 shares of the First Merchants Preferred Stock as Senior Non-Cumulative Perpetual Preferred Stock, Series B authorized, $1,000 per share liquidation amount, no shares of which are currently outstanding.

(c) The shares of First Merchants Common Stock to be issued pursuant to the Merger will be duly authorized, fully paid, validly issued and nonassessable and subject to no preemptive rights.

6.4 Organizational Documents. The Articles of Incorporation and By-laws of First Merchants in force as of the date hereof have been delivered to Ameriana Bancorp. The documents delivered by it represent true, accurate and complete copies of the corporate documents of First Merchants in effect as of the date of this Agreement.

6.5 Compliance with Law. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted or, to the knowledge of “First Merchants’ Management” (as defined below), could reasonably be expected to result, in the violation of any local, state, federal or foreign law, statute, rule, regulation or ordinance or of any order, injunction, judgment or decree of any court or government agency or body, the violation of which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary possess all licenses, franchises, permits and other authorizations necessary for the continued conduct of their respective businesses without material interference or interruption. Neither First Merchants nor any First Merchants Subsidiary are subject to any agreement, commitment or understanding with, or order and directive of, any regulatory agency or government authority with respect to the business or operations of First Merchants or FMB. Except as set forth in the First Merchants Disclosure Letter, FMB has not received any notice of enforcement actions or criticisms since January 1, 2013 from any regulatory agency or government authority relating to its compliance with the Bank Secrecy Act, the Truth-in-Lending Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act or any laws with respect to the protection of the environment or the rules and regulations promulgated thereunder. Except as set forth in the First Merchants Disclosure Letter, First Merchants has not received any notice of enforcement actions or criticisms since January 1, 2013 from any regulatory agency or government authority relating to its compliance with any securities, tax or employment laws applicable to First Merchants. FMB received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

6.6 Accuracy of Statements. No information which has been or shall be supplied by First Merchants nor any First Merchants Subsidiary with respect to its respective businesses, operations and financial condition for inclusion in the proxy statement and registration statement relating to the Merger or the Bank Merger contains or shall contain (in the case of information relating to the proxy statement at the time it is mailed and for the registration statement at the time it becomes effective) any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein not misleading.

6.7 Litigation and Pending Proceedings. Except as set forth in the First Merchants Disclosure Letter, there are no claims of any kind, nor any action, suits, proceedings, arbitrations or investigations pending or to the knowledge of First Merchants’ Management threatened in any court or before any government agency or body, arbitration panel or otherwise (nor does First Merchants’ Management have any knowledge of a basis for any claim, action, suit, proceeding, arbitration or investigation) which could be reasonably expected to have a Material Adverse Effect. To the knowledge of First Merchants’ Management, there are no material uncured violations, criticisms or exceptions, or violations with respect to which material refunds or restitutions may be required, cited in any report, correspondence or other communication to First Merchants as a result of an examination by any regulatory agency or body.

6.8 Financial Statements.

(a) First Merchants’ consolidated audited balance sheets as of the end of the two (2) fiscal years ended December 31, 2014 and 2013, the unaudited consolidated balance sheet for the three months ended March 31, 2015 and the related consolidated statements of income, shareholders’ equity and cash flows for the years or period then ended (hereinafter collectively referred to as the “First Merchants Financial Information”) present fairly the consolidated financial condition or position of First Merchants as of the respective dates thereof and the consolidated results of operations of First Merchants for the respective periods covered thereby and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis.

(b) All loans reflected in the First Merchants Financial Information and which have been made, extended or acquired since March 31, 2015 (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) to the extent that FMB has a security interest in collateral or a mortgage securing such loans, are secured by perfected security interests or mortgages naming FMB as the secured party or mortgagee, except for such unperfected security interests or mortgages naming FMB as secured party or mortgagee which, on an individual loan basis, would not materially adversely affect the value of any such loan and the recovery of payment on any such loan if FMB is not able to enforce any such security interest or mortgage.

6.9 Absence of Certain Changes. Except for events and conditions relating to the business and interest rate environment in general, the accrual or payment of Merger-related expenses, or as set forth in the First Merchants

Disclosure Letter, since March 31, 2015, no events have occurred which could reasonably be expected to have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, between the period from March 31, 2015 to the date of this Agreement, First Merchants and each First Merchants Subsidiary have carried on their respective businesses in the ordinary and usual course consistent with their past practices (excluding (a) the incurrence of reasonable fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby; and (b) the sale of all of the outstanding capital stock of First Merchants Insurance Services, Inc. on June 12, 2015 and the incurrence of reasonable fees and expenses of professional advisors in connection therewith). Since March 31, 2015, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to First Merchants’ common shares (other than normal quarterly cash dividends) or any split, combination or reclassification of any stock of First Merchants or any First Merchants Subsidiary or any issuance or the authorization of any issuance of any securities in respect of, or in lieu of, or in substitution for First Merchants’ common shares.

6.10 Absence of Undisclosed Liabilities. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the First Merchants Financial Information, (b) any agreement, contract, obligation, commitment, arrangement, liability, lease or license which individually is less than Four Hundred Thousand and 00/100 Dollars ($400,000.00) per year and which may be terminated within one year from the date of this Agreement, and (c) unfunded loan commitments made in the ordinary course of the Bank’s business consistent with past practices.

6.11 Title to Assets.

(a) Except as set forth in the First Merchants Disclosure Letter, First Merchants and each First Merchants Subsidiary have good and marketable title in fee simple absolute to all personal property reflected in the March 31, 2015 First Merchants Financial Information, good and marketable title to all other properties and assets which First Merchants or any First Merchants Subsidiary purports to own, good and marketable title to or right to use by terms of any lease or contract all other property used in First Merchants’ or any First Merchants Subsidiary’s business, and good and marketable title to all property and assets acquired since March 31, 2015, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges, claims or encumbrances of any nature, except such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the use of the property and which would not have a Material Adverse Effect.

(b) The operation by First Merchants or any First Merchants Subsidiary of such properties and assets and of its furniture, fixtures, machinery, equipment, computer software and hardware, and all other tangible personal property is in compliance with all applicable laws, ordinances, rules and regulations of any governmental authority or third party having jurisdiction over such use except for such noncompliance that would not have a Material Adverse Effect.

6.12 Loans and Investments.

(a) Except as set forth in the First Merchants Disclosure Letter, there is no loan of any other First Merchants Subsidiary in excess of One Million and 00/100 Dollars ($1,000,000.00) that has been classified by First Merchants applying bank regulatory examination standards as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss,” nor is there any loan of FMB in excess of One Million and 00/100 Dollars ($1,000,000.00) that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectibility. FMB’s loan watch list and all loans in excess of One Million and 00/100 Dollars ($1,000,000.00) that First Merchants’ Management has determined to be ninety (90) days or more past due with respect to principal or interest or has placed on nonaccrual status are set forth in the First Merchants Disclosure Letter.

(b) The reserves for loan and lease losses and the carrying value for other real estate owned which are shown on each of the balance sheets contained in the First Merchants Financial Information are adequate in the judgment of management and consistent with applicable bank regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding and other real estate owned (including accrued interest receivable) as of the applicable date of such balance sheet.

(c) Except as set forth in the First Merchants Disclosure Letter, none of the investments reflected in the First Merchants Financial Information and none of the investments made by First Merchants or any First Merchants Subsidiary since March 31, 2015 is subject to any restrictions, whether contractual or statutory, which materially impairs the ability of First Merchants or any First Merchants Subsidiary to dispose freely of such investment at any time. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any repurchase agreements with respect to securities.

6.13 Employee Benefit Plans.

(a) The First Merchants Disclosure Letter contains a list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, and (ii) is currently maintained, administered or contributed to by First Merchants or any entity, trade or business that, together with First Merchants, would be treated as a single employer under the provisions of Sections 414(b), (c), (m) or (o) of the Code (“First Merchants ERISA Affiliate”), and covers any employee, director or former employee or director of First Merchants or any First Merchants ERISA Affiliate under which First Merchants or any First Merchants ERISA Affiliate has any liability. The First Merchants Disclosure Letter also contains a list of all “employee benefit plans” as defined under ERISA which have been terminated by First Merchants or any First Merchants ERISA Affiliate since January 1, 2010. Copies of such plans (and, if applicable, related trust agreements or insurance contracts) and all amendments thereto and written interpretations thereof have been furnished to Ameriana Bancorp together with the three (3) most recent annual reports (Form 5500) prepared in connection with any such plan and the current summary plan descriptions (and any summary of material modifications thereto). Such plans are hereinafter referred to individually as a “First Merchants Employee Plan” and collectively as the “First Merchants Employee Plans.” The First Merchants Employee Plans which individually or collectively would constitute an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA are identified as such in the list referred to above.

(b) The First Merchants Employee Plans have been operated in material compliance with all applicable laws, regulations, rulings and other requirements, as well as pursuant to the terms of their governing documents (to the extent consistent with ERISA).

(c) Except as set forth in the First Merchants Disclosure letter, to the knowledge of First Merchants’ Management, no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, for which no statutory or administrative exemption exists, and no “reportable event,” as defined in Section 4043(c) of ERISA, for which a notice is required to be filed, has occurred with respect to any First Merchants Employee Plan that could subject First Merchants to material taxes or penalties. Neither First Merchants nor any First Merchants ERISA Affiliate has any material liability to the PBGC, to the IRS, to the DOL, to the Employee Benefits Security Administration, with respect to any First Merchants Employee Plan, except for routine premium payments to the PBGC.

(d) To the knowledge of First Merchants’ Management, no “fiduciary,” as defined in Section 3(21) of ERISA, of a First Merchants Employee Plan has failed to comply with the requirements of Section 404 of ERISA in such a way as to cause material liability to First Merchants or any First Merchants ERISA Affiliate.

(e) Each of the First Merchants Employee Plans which is intended to be qualified under Section 401(a) of the Code has been timely amended to comply in all material respects with the applicable requirements of the Code. Except as set forth in the First Merchants Disclosure Letter, First Merchants and/or any First

Merchants ERISA Affiliate, as applicable, sought and received favorable determination letters from the IRS and has furnished to Ameriana Bancorp copies of the most recent IRS determination letters with respect to any such Employee Plan that is intended to be qualified under Section 401(a) of the Code.

(f) No First Merchants Employee Plan has incurred an “accumulated funding deficiency,” as determined under Section 412 of the Code and Section 302 of ERISA. First Merchants has at all times met the minimum funding standard, and has made all contributions required, under Section 412 of the Code and Section 302 of ERISA. No facts or circumstances exist that may subject First Merchants, or any First Merchants ERISA Affiliate, to any liability under Sections 4062, 4063 or 4064 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has engaged in any transaction within the meaning of Section 4069 of ERISA. Except as disclosed in the First Merchants Disclosure Letter, there exist no facts or circumstances which could subject First Merchants, or any First Merchants ERISA Affiliate thereof, to withdrawal liability within the meaning of Section 4201 of ERISA or to contingent withdrawal liability under Section 4204 of ERISA. Neither First Merchants nor any First Merchants ERISA Affiliate ever has been a party to a transaction within the meaning of Section 4212(c) of ERISA.

(g) No First Merchants Employee Plan subject to Title IV of ERISA has been terminated or incurred a partial termination (either voluntarily or involuntarily), in such a way as to cause material additional liability to First Merchants or any First Merchants ERISA Affiliate.

(h) No claims involving a First Merchants Employee Plan (other than normal benefit claims) have been filed in a court of law or, to the knowledge of First Merchants’ Management, have been threatened to be filed in a court of law.

(i) There is no contract, agreement, plan or arrangement covering any employee, director or former employee or director of First Merchants or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

(j) To the knowledge of First Merchants’ Management, no event has occurred that would cause the imposition of the tax described in Section 4980B of the Code on First Merchants or any First Merchants ERISA Affiliate. To the knowledge of First Merchants’ Management, First Merchants has materially complied with all requirements of Section 601 or ERISA, as applicable, with respect to any First Merchants Employee Plan.

(k) The First Merchants Disclosure Letter contains a list of each employment, severance or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not a First Merchants Employee Plan, (ii) was entered into, maintained or contributed to, as the case may be, by First Merchants or any First Merchants Subsidiary and (iii) covers any employee, director or former employee or director of First Merchants or any First Merchants Subsidiary. Such contracts, plans and arrangements as are described above, copies or descriptions of all of which have been furnished previously to First Merchants, are hereinafter referred to collectively as the “First Merchants Benefit Arrangements.” Each of the First Merchants Benefit Arrangements has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such First Merchants Benefit Arrangements.

(l) Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants ERISA Affiliate has any present or future liability in respect of post-retirement health and medical benefits for former employees or directors of First Merchants or any First Merchants ERISA Affiliate.

(m) Except as set forth in the First Merchants Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by First Merchants or any First Merchants

ERISA Affiliate relating to, or change in employee participation or coverage under, any First Merchants Employee Plan or Benefit Arrangement administered by First Merchants or any First Merchants ERISA Affiliate which would increase materially the expense of maintaining such First Merchants Employee Plans or First Merchants Benefit Arrangements above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2014.

(n) Except as otherwise provided in the First Merchants Disclosure Letter, the transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any First Merchants Employee Plan or Benefit Arrangement and will not otherwise materially accelerate or increase any obligation under any First Merchants Employee Plan or Benefit Arrangement.

(o) With respect to any nonqualified deferred compensation plan that is subject to Section 409A of the Code, such plan has been identified on the Disclosure Letter and has been operated in accordance with, and is in documentary compliance with, Section 409A of the Code and the guidance issued thereunder.

6.14 Obligations to Employees. Except as set forth in the First Merchants Disclosure Letter, all accrued obligations and liabilities of First Merchants and any First Merchants Subsidiary, whether arising by operation of law, by contract or by past custom, for payments to trust or other funds, to any government agency or body or to any individual director, officer, employee or agent (or his heirs, legatees or legal representative) with respect to unemployment compensation or social security benefits and all pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock grant, stock appreciation rights or profit sharing plan, any employment, deferred compensation, consultant, bonus or collective bargaining agreement or group insurance contract or other incentive, welfare or employee benefit plan or agreement maintained by First Merchants or any First Merchants Subsidiary for their current or former directors, officers, employees and agents have been and are being paid to the extent required by law or by the plan or contract, and adequate actuarial accruals and/or reserves for such payments have been and are being made by First Merchants or any First Merchants Subsidiary in accordance with generally accepted accounting and actuarial principles, except where the failure to pay any such accrued obligations or liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. Except as set forth in the First Merchants Disclosure Letter, all obligations and liabilities of First Merchants and any First Merchants Subsidiary, whether arising by operation of law, by contract, or by past custom, for all forms of compensation which are or may be payable to their current or former directors, officers, employees or agents have been and are being paid, and adequate accruals and/or reserves for payment therefor have been and are being made in accordance with generally accepted accounting principles, except where the failure to pay any such obligations and liabilities or to maintain adequate accruals and/or reserves for payment thereof would not have a Material Adverse Effect. All accruals and reserves referred to in this Section 6.14 are correctly and accurately reflected and accounted for in the books, statements and records of First Merchants and any Subsidiary, except where the failure to correctly and accurately reflect and account for such accruals and reserves would not have a Material Adverse Effect.

6.15 Taxes, Returns and Reports. First Merchants and FMB have (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed by them as of the date hereof, and each return is true, complete and accurate in all material respects; (b) paid all material taxes, assessments and other governmental charges due and payable or claimed to be due and payable upon them or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Except for taxes not yet due and payable, the reserve for taxes on the First Merchants Financial Information is adequate to cover all of First Merchants’ and FMB’s tax liabilities (including, without limitation, income taxes and franchise fees) that may become payable in future years with respect to any transactions consummated prior to March 31, 2015. Neither First Merchants nor FMB has or will have, any liability for taxes of any nature for or with respect to the operation of their business, including the assets of any subsidiary, from March 31, 2015, up to and including the Effective Date, except to the extent reflected on the First Merchants Financial Information or on financial statements of First Merchants or any subsidiary subsequent to such date and as set forth in the First Merchants Disclosure Letter. Neither First Merchants nor FMB has received written notice that it is currently under audit by any state or federal taxing authority. Except as set forth in the First Merchants Disclosure Letter, none of the federal, state, or local tax returns of First Merchants or FMB have been audited by any taxing authority during the past five (5) years.

6.16 Deposit Insurance. The deposits of FMB are insured by the FDIC in accordance with the Federal Deposit Insurance Act, and FMB has paid all premiums and assessments with respect to such deposit insurance.

6.17 Reports. Since January 1, 2013, First Merchants and the First Merchants Subsidiaries have timely filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the Office of the Comptroller of the Currency and the Regulatory Authorities having jurisdiction over the affairs of First Merchants and the First Merchants Subsidiaries, except where such failure would not have a Material Adverse Effect. All such reports filed by First Merchants and the First Merchants Subsidiaries complied in all material respects with all applicable rules and regulations promulgated by the Office of the Comptroller of the Currency applicable Regulatory Authorities and were true, accurate and complete in all material respects and, to the extent required, were prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis. There is no unresolved violation with respect to any report or statement filed by, or any examination of First Merchants or FMB.

6.18 Absence of Defaults. Neither First Merchants nor FMB is in violation of its Articles of Incorporation or By-Laws or, to the knowledge of First Merchants’ Management, in default under any material agreement, commitment, arrangement, loan, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event known to First Merchants’ Management that, with the lapse of time or giving of notice or both, would constitute such a default, except for defaults which would not have a Material Adverse Effect.

6.19 Tax and Regulatory Matters. Neither First Merchants nor any First Merchants Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (a) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (b) materially impede or delay receipt of any regulatory approval required for consummation of the transactions contemplated by this Agreement.

6.20 Real Property.

(a) A list of the locations of each parcel of real property owned by First Merchants or any First Merchants Subsidiary (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by First Merchants or FMB for disposition as required by law) is set forth in the First Merchants Disclosure Letter under the heading of “First Merchants Owned Real Property” (such real property being herein referred to as the “First Merchants Owned Real Property”). A list of the locations of each parcel of real property leased by First Merchants or any First Merchants Subsidiary is also set forth in the First Merchants Disclosure Letter under the heading of “First Merchants Leased Real Property” (such real property being herein referred to as the “First Merchants Leased Real Property”). First Merchants shall update the First Merchants Disclosure Letter within ten (10) days after acquiring or leasing any real property after the date hereof. Collectively, the First Merchants Owned Real Property and the First Merchants Leased Real Property are herein referred to as the “First Merchants Real Property.”

(b) There is no pending action involving First Merchants or any First Merchants Subsidiary as to the title of or the right to use any of the First Merchants Real Property.

(c) Other than the First Merchants Owned Real Property, neither First Merchants nor any First Merchants Subsidiary has any interest in any other real property except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

(d) Except as set forth in the First Merchants Disclosure Letter, (i) none of the buildings, structures or other improvements located on the First Merchants Owned Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or “setback” line and all such buildings, structures; and (ii) improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

(e) Except as set forth in the First Merchants Disclosure Letter, (i) none of the buildings, structures or improvements located on the First Merchants Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code; and (ii) there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of First Merchants’ Management, threatened, with respect to any such building, structure or improvement. Except as set forth in the First Merchants Disclosure Letter, the First Merchants Real Property is in good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained (as to the First Merchants Leased Real Property, to the intent required to be maintained by First Merchants or any First Merchants Subsidiary) in accordance with reasonable and prudent business practices applicable to like facilities. The First Merchants Owned Real Property has been used and operated in compliance with all applicable laws, statutes, rules, regulations and ordinances applicable thereto.

(f) Except as may be reflected in the First Merchants Financial Information, liens for taxes not yet due and payable or with respect to such easements, liens, defects, encumbrances, real estate taxes and assessments or other monetary obligations such as contributions to an Owner’s Association, as do not individually or in the aggregate materially adversely affect the use or value of the First Merchants Owned Real Property, First Merchants and the First Merchants Subsidiary have, and at the Effective Date will have, good and marketable title to their respective First Merchants Owned Real Property, free and clear of all liens, mortgages, security interests, encumbrances and restrictions of any kind or character.

(g) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, neither First Merchants nor any First Merchants Subsidiary has caused or allowed the generation, treatment, storage, disposal or release at any First Merchants Real Property of any Toxic Substance, except in compliance with all applicable federal, state and local laws and regulations and except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(h) Except as disclosed in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, there are no underground storage tanks located on, in or under any First Merchants Owned Real Property and no such First Merchants Owned Real Property has previously contained an underground storage tank. Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, neither First Merchants nor any First Merchants Subsidiary own or operate any underground storage tank at any First Merchants Leased Real Property and no such First Merchants Leased Real Property has previously contained an underground storage tank. To the knowledge of First Merchants’ Management, no First Merchants Real Property is or has been listed on the CERCLIS.

(i) Except as set forth in the First Merchants Disclosure Letter and to the knowledge of First Merchants’ Management, no Toxic Substance has been released, spilled, discharged or disposed at, in, on or under any First Merchants Real Property nor, to the knowledge of First Merchants’ Management, are there any other conditions or circumstances affecting any First Merchants Real Property, in each case, which would reasonably be expected to have a Material Adverse Effect.

(j) To the knowledge of First Merchants’ Management, the First Merchants Real Property is not “property” within the definition of Indiana Code §13-11-2-174. To the knowledge of First Merchants’ Management, neither First Merchants nor any First Merchants Subsidiary is required to provide a “disclosure document” to First Merchants as a result of the Merger pursuant to the Indiana Responsible Property Transfer Law (Indiana Code §13-25-3-1 et seq.).

(k) To the knowledge of First Merchants’ Management, there are no mechanic’s or materialman’s liens against the First Merchants Leased Real Property, and no unpaid claims for labor performed, materials furnished or services rendered in connection with constructing, improving or repairing the First Merchants Leased Real Property in respect of which liens may or could be filed against the First Merchants Leased Real Property.

6.21 Securities Law Compliance. First Merchants’ common stock is traded on the NASDAQ Global Select Market under the symbol of “FRME.” First Merchants has complied in all material respects with all applicable state, federal or foreign securities laws, statutes, rules, regulations or orders, injunctions or decrees of any applicable government agency relating thereto. Since January 1, 2014, First Merchants has filed all reports and other documents required to be filed by it under the 1934 Act and the 1933 Act, including First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2014, copies of which have previously been delivered to Ameriana Bancorp. Since January 1, 2014, all such SEC filings were true, accurate and complete in all material respects as of the dates of the filings (except for information included therein as of a certain date, which shall have been true and correct as of such date), and no such filings, at the time they were filed, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, at the time and in the light of the circumstances under which they were made, not false or misleading.

6.22 Broker’s or Finder’s Fees. Except for Keefe, Bruyette & Woods, no agent, broker or other person acting on behalf of First Merchants or under any authority of First Merchants is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto, other than attorneys’ or accountants’ fees, in connection with any of the transactions contemplated by this Agreement.

6.23 Indemnification Agreements. Except as set forth in the First Merchants Disclosure Letter, neither First Merchants nor any First Merchants Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against any liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of First Merchants and the First Merchants Subsidiaries.

6.24 Nonsurvival of Representations and Warranties. The representations and warranties contained in this Section 6 shall expire on the Effective Date or the earlier termination of this Agreement, and thereafter First Merchants and the First Merchants Subsidiaries and all directors and officers of First Merchants and the First Merchants Subsidiaries shall have no further liability with respect thereto.

SECTION 7

COVENANTS OF AMERIANA BANCORP

Ameriana Bancorp covenants and agrees with First Merchants and covenants and agrees to cause the Bank to act, as follows:

7.1 Shareholder Approval. Ameriana Bancorp shall submit this Agreement to its shareholders for approval at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Ameriana Bancorp as soon as reasonably practicable following the effectiveness of the Registration Statement (as defined below) provided for in Section 8.1 below, and the Board of Directors of Ameriana Bancorp shall recommend to the shareholders of Ameriana Bancorp that such shareholders approve this Agreement and shall not thereafter withdraw or modify its recommendation, except as otherwise provided in Section 7.5 hereof. The Board of Directors of Ameriana Bancorp shall use its reasonable best efforts to obtain any vote of its shareholders necessary for the approval of this Agreement.

7.2 Other Approvals. As soon as reasonably practicable following the date hereof, Ameriana Bancorp and the Bank shall use their reasonable best efforts to procure upon reasonable terms and conditions any consents, authorizations, approvals, registrations, and certificates from any applicable Regulatory Authorities as may be required by applicable law, and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger and the Bank Merger on the terms and conditions provided in this Agreement.

7.3 Conduct of Business.

(a) Except as otherwise set forth on the Ameriana Bancorp Disclosure Letter, on and after the date of this Agreement and until the Effective Date or until this Agreement shall be terminated as herein provided, neither Ameriana Bancorp nor any Subsidiary shall, without the prior written consent (which may include consent via electronic mail) of First Merchants, (i) make any changes in their capital structure, including, but not limited to the redemption of shares of common stock; (ii) authorize an additional class of stock or issue, or authorize the issuance of any capital stock or any options or other instruments convertible into shares of capital stock, except pursuant to the exercise of stock options outstanding as of the date of this Agreement); (iii) declare, distribute or pay any dividends on their common shares, or authorize a stock split, or make any other distribution to their shareholders, except for Ameriana Bancorp’s quarterly cash dividend in an amount not to exceed $0.04 per share; provided, however, Ameriana Bancorp and First Merchants shall coordinate Ameriana Bancorp’s dividend schedule for the quarter in which Closing occurs so that Ameriana Bancorp shareholders do not receive dividends on both First Merchants and Ameriana Bancorp common stock during the same calendar quarter; (iv) merge, combine or consolidate with or, other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned), sell their assets or any of their securities to any other person, corporation or entity, effect a share exchange or enter into any other transaction not in the ordinary course of business; (v) incur any new liability or obligation, make any new commitment, payment or disbursement, enter into any new contract, agreement, understanding or arrangement or engage in any new transaction, or acquire or dispose of any property, other than other real estate owned, or asset the fair market value of which exceeds One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00), in the aggregate, except for payments or disbursements made in the ordinary course of business consistent with past practice, the acquisition or disposition of personal or real property in connection with either foreclosures on mortgages or enforcement of security interests, the origination or sale of loans by the Bank in the ordinary course of business and the creation of deposit liabilities and advances from the Federal Home Loan Bank in each case in the ordinary course of business consistent with past practice; (vi) subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for such mortgages, liens or other encumbrances incurred in the ordinary course of business consistent with past practice; (vii) promote or increase or decrease the rate of compensation (except for promotions and non-material increases in the ordinary course of business and in accordance with past practices) or enter into any agreement to promote or increase or decrease the rate of compensation of any director, officer or employee of Ameriana Bancorp or the Bank; (viii) except as set forth in the Ameriana Bancorp Disclosure Letter, as specifically authorized by this Agreement or as required by applicable law, execute, create, institute, modify or amend any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans, any employment, deferred compensation, consultant, bonus or collective bargaining agreement, group insurance contract or other incentive, welfare or employee benefit plan or agreement for current or former directors, officers or employees of Ameriana Bancorp or any Subsidiary, change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination pay benefits or any other fringe or employee benefits or pay any bonuses other than as required by law or regulatory authorities; (ix) amend their respective Articles of Incorporation or By-Laws from those in effect on the date of this Agreement; (x) except as set forth in the Ameriana Bancorp Disclosure Letter or as specifically authorized by this Agreement, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment or severance agreements with respect to any present or former directors, officers or employees of Ameriana Bancorp or any Subsidiary; (xi) give, dispose, sell, convey, assign, hypothecate, pledge, encumber or otherwise transfer or grant a security interest in any capital stock of any Subsidiary; (xii) fail to make additions to the Bank’s reserve for loan losses, or any other reserve account, in the ordinary course of business and in accordance with sound banking practices; (xiii) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity; and (xiv) agree in writing or otherwise to take any of the foregoing actions. The prior consent of First Merchants for the items listed above may be withheld in its sole discretion; provided, however, consent may not be unreasonably withheld, conditioned or delayed.

(b) Ameriana Bancorp and the Subsidiaries shall maintain, or cause to be maintained, in full force and effect insurance on its properties and operations and fidelity coverage on its directors, officers and employees in such amounts and with regard to such liabilities and hazards as customarily are maintained by other companies operating similar businesses.

(c) Ameriana Bancorp shall provide and shall cause the Subsidiaries to provide First Merchants and its representatives full access, during normal business hours and on reasonable advance notice to Ameriana Bancorp, to further information (to the extent permissible under applicable law) and the Subsidiaries’ premises for purposes of (i) observing the Subsidiaries’ business activities and operations and to consult with Ameriana Bancorp’s officers and employees regarding the same on an ongoing basis to verify compliance by Ameriana Bancorp with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s information technology systems; provided, however, that the foregoing actions shall not unduly interfere with the business operations of Ameriana Bancorp or the Subsidiaries nor shall such actions be permitted if such access relates to, (i) pending or threatened litigation or investigations if, in the opinion of counsel to Ameriana Bancorp, such access would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (ii) matters involving an Acquisition Proposal; provided, however, that no investigation pursuant to this Section 7.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by Ameriana Bancorp. First Merchants will use such information as is provided to it by Ameriana Bancorp or the Subsidiaries, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of Ameriana Bancorp and the Subsidiaries and for such other purposes as may be related to this Agreement, and First Merchants will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of Section 8.5 below. Neither Ameriana Bancorp nor any of the Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

7.4 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, Ameriana Bancorp and the Subsidiaries shall (a) carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

7.5 Other Negotiations.

(a) Ameriana Bancorp shall not, and shall cause the Bank to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any person or entity concerning, any proposed transaction or series of transactions involving or affecting Ameriana Bancorp or the Subsidiaries (or the securities or assets of the foregoing) that, if effected, would constitute an acquisition of control of either Ameriana Bancorp or the Subsidiaries within the meaning of 12 U.S.C. §1817(j) (disregarding the exceptions set forth in 12 U.S.C. §1817(j)(17)) and the regulations of the Federal Reserve Board thereunder (each, an “Acquisition Proposal”), or furnish any information to any person or entity proposing or seeking an Acquisition Proposal.

(b) Notwithstanding the foregoing, in the event that Ameriana Bancorp’s Board of Directors determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, Ameriana Bancorp’s Board of Directors may, in response to an Acquisition Proposal which was not solicited by or on behalf of Ameriana Bancorp or the Bank or which did not otherwise result from a breach of Section 7.5(a), subject to its compliance with Section 7.5(c), (i) furnish information with respect to Ameriana Bancorp or the Bank to such person or entity making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement between Ameriana Bancorp and First Merchants and (ii) participate in discussions or negotiations regarding such Acquisition Proposal. In the event that Ameriana Bancorp’s Board of Directors determines in good faith and after consultation with outside counsel, that the Acquisition Proposal is a Superior Acquisition Proposal (as defined below) and that it is necessary to pursue such Superior Acquisition Proposal in order to act in a manner consistent with such Board’s fiduciary duties, Ameriana Bancorp may (A) withdraw, modify or otherwise change in a manner adverse to First Merchants, the recommendation of Ameriana Bancorp’s Board of Directors to its shareholders with respect to this Agreement and the Merger, and/or (B) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that Ameriana Bancorp’s Board of Directors may not terminate this Agreement pursuant to this Section 7.5(b) unless and until (x) five (5) business days have elapsed following the delivery to First Merchants of a written notice of such determination by Ameriana Bancorp’s Board of Directors and during such five (5) business-day period, Ameriana Bancorp and the Bank otherwise cooperate with First Merchants with the intent of enabling the parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (y) at the end of such five (5) business-day period Ameriana Bancorp’s Board of Directors continues reasonably to believe the Acquisition Proposal at issue constitutes a Superior Acquisition Proposal. A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which Ameriana Bancorp’s Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to Ameriana Bancorp’s shareholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of Ameriana Bancorp’s Board of Directors, is reasonably capable of being obtained by such third party.

(c) In addition to the obligations of Ameriana Bancorp set forth in Section 7.5(a) and (b), Ameriana Bancorp shall advise First Merchants orally and in writing as soon as reasonably practicable of any request (whether oral or in writing) for information or of any inquiries, proposals, discussions or indications of interest (whether oral or in writing) with respect to any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person or entity making such request or Acquisition Proposal. Ameriana Bancorp shall keep First Merchants reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

7.6 Announcement; Press Releases. In connection with the execution of this Agreement, Ameriana Bancorp and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither Ameriana Bancorp nor the Bank shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger and the other transactions contemplated hereby without the prior approval of First Merchants provided, however, that nothing in this Section 7.6 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

7.7 Ameriana Bancorp Disclosure Letter. Ameriana Bancorp shall supplement, amend and update as of the Effective Date the Ameriana Bancorp Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Ameriana Bancorp Disclosure Letter. If, at any time prior to the Effective Date, Ameriana Bancorp becomes aware of a fact or matter that might indicate that any of the representations and warranties of Ameriana Bancorp herein may be untrue, incorrect or misleading in any material respect, Ameriana Bancorp shall promptly disclose such fact or matter to First Merchants in writing.

7.8 Confidentiality. Ameriana Bancorp and the Subsidiaries shall use commercially reasonable efforts to cause their respective officers, employees, and authorized representatives to hold in strict confidence all confidential data and information obtained by them from First Merchants, unless such information (a) was already known to Ameriana Bancorp and the Subsidiaries, (b) becomes available to Ameriana Bancorp and the Subsidiaries from other sources, (c) is independently developed by Ameriana Bancorp and the Subsidiaries, (d) is disclosed by Ameriana Bancorp or the Subsidiaries with and in accordance with the terms of prior written approval of First Merchants, or (e) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. Ameriana Bancorp and the Subsidiaries further agree that, in the event this Agreement is terminated, they will return to First Merchants, or destroy, all information obtained by Ameriana Bancorp and the Subsidiaries from First Merchants or a First Merchants Subsidiary, including all copies made of such information by Ameriana Bancorp and the Subsidiaries. This provision shall survive the Effective Date or the earlier termination of this Agreement.

7.9 Cooperation. Ameriana Bancorp and the Bank shall generally cooperate with First Merchants and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, (a) Ameriana Bancorp shall cooperate and assist First Merchants in the preparation of and/or filing of all regulatory applications, the Registration Statement, and all other documentation required to be prepared for consummation of the Merger and the Bank Merger and obtaining all necessary approvals, and (b) Ameriana Bancorp shall furnish First Merchants with all information concerning itself and the Subsidiaries that First Merchants may request in connection with the preparation of the documentation referenced above.

7.10 Ameriana Bancorp Fairness Opinion. On the date hereof or as soon as reasonably practicable following the date hereof, Ameriana Bancorp shall use its reasonable best efforts to procure the written opinion from River Branch Capital LLC to the Board of Directors of Ameriana Bancorp to the effect that, as of the date of this Agreement, the consideration to be paid in the Merger is fair, from a financial point of view, to the holders of Ameriana Bancorp Common Stock (the “Ameriana Bancorp Fairness Opinion”). The Ameriana Bancorp Fairness Opinion shall be included in the Proxy Statement (as defined below).

7.11 SEC and Other Reports.

(a) Promptly upon its becoming available, Ameriana Bancorp shall furnish to First Merchants one (1) copy of each financial statement, report, notice, or proxy statement sent by Ameriana Bancorp to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by Ameriana with the SEC or any successor agency, and of any notice or communication received by Ameriana from the SEC, which is not available on the SEC’s EDGAR internet database.

(b) None of the information supplied or to be supplied by Ameriana Bancorp for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

7.12 Adverse Actions. Neither Ameriana Bancorp nor the Bank shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

7.13 Bank Merger Agreement. Ameriana Bancorp shall cause the appropriate officers of the Bank to execute and deliver the Bank Merger Agreement contemporaneously herewith.

SECTION 8

COVENANTS OF FIRST MERCHANTS

First Merchants covenants and agrees with Ameriana Bancorp as follows:

8.1 Approvals. As soon as reasonably practicable, but in any event within sixty (60) days following execution and delivery of this Agreement, First Merchants will file an application with the Federal Reserve Board and the Indiana Department of Financial Institutions for approval of the Merger and an application with the Office of the Comptroller of the Currency (“OCC”) for approval of the Bank Merger, and take all other appropriate actions necessary to obtain the regulatory approvals referred to herein, and Ameriana Bancorp will use all reasonable and diligent efforts to assist in obtaining all such approvals. In advance of filing any applications for such regulatory approvals, First Merchants shall provide Ameriana Bancorp and its counsel with a copy of such applications and provide an opportunity to comment thereon, and thereafter shall promptly advise Ameriana Bancorp and its counsel of any material communication received by First Merchants or its counsel from any regulatory authorities with respect to such applications. In addition, First Merchants agrees to prepare, in cooperation with and subject to the review and comment of Ameriana Bancorp and its counsel, a registration statement on Form S-4, including a prospectus of First Merchants (the “Registration Statement”), to be filed no later than sixty (60) days after the date hereof by First Merchants with the SEC in connection with the issuance of First Merchants common stock in the Merger (including the proxy statements and prospectus and other proxy solicitation materials of, and to be filed by, Ameriana Bancorp and First Merchants constituting a part thereof (the “Proxy Statement”) and all related documents). First Merchants agrees to use its reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective so long as is necessary to consummate the Merger and the transactions contemplated hereby. First Merchants agrees to advise Ameriana Bancorp, promptly after First Merchants receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Merchants common stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of the receipt of any comment letters from the SEC regarding, or of any request by the SEC for the amendment or supplement of, the Registration Statement, or for additional information. First Merchants shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Ameriana Bancorp and First Merchants shall furnish all information concerning it and the holders of Ameriana Bancorp Common Stock as may be reasonably requested in connection with any such action. First Merchants agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ Global Select Market (subject to official notice of issuance), the shares of First Merchants Common Stock to be issued to the holders of shares of Ameriana Bancorp Common Stock in the Merger.

8.2 Employee Benefit Plans.

(a) First Merchants shall take such action as may be necessary so that immediately following the Effective Date employees of Ameriana Bancorp and the Subsidiaries shall be entitled to participate in the employee benefit plans of First Merchants. With respect to each employee benefit plan or benefit arrangement maintained by First Merchants in which employees of Ameriana Bancorp or the Subsidiaries subsequently participate, for purposes of determining eligibility, vesting, vacation and severance entitlement, First Merchants will ensure that service with Ameriana Bancorp or the Subsidiaries will be treated as service with First Merchants; provided, however, that service with Ameriana Bancorp or the Bank shall not be treated as service with First Merchants for purposes of benefit accrual, except with respect to severance benefits. Once the Bank’s employees are covered under First Merchants’ tax-qualified retirement plans, First Merchants, in its sole discretion, shall determine whether Ameriana Bancorp’s and the Subsidiaries’ tax-qualified retirement plan(s) are terminated or merged into First Merchants’ plan(s). In the event First Merchants determines to terminate the Ameriana Bank 401(k) Profit Sharing Plan, any outstanding participant loans under that plan may be rolled over to the First Merchants’ Retirement Income and Savings Plan so that participants can continue to repay outstanding loans via payroll deduction.

(b) Coverage Under First Merchants’ Health and Welfare Plan. With respect to First Merchants’ health and welfare plans under which employees of Ameriana Bancorp or the Subsidiaries and their eligible dependents become participants, First Merchants agrees to (i) waive all restrictions and limitations for pre-existing conditions, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Ameriana Bancorp’s or the Subsidiaries’ employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Date during the portion of the calendar year prior to the Effective Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of First Merchants in which they are eligible to participate after the Effective Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an employee of Ameriana Bancorp or the Subsidiaries and his or her eligible dependents on or after the Effective Date, in each case to the extent such employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Date.

(c) Severance. To the extent that First Merchants terminates the employment of any employee of Ameriana Bancorp or the Subsidiaries, then First Merchants agrees that it shall provide such employees with severance and outplacement benefits identical to those currently offered to First Merchants employees as listed on the First Merchants Disclosure Letter.

(d) COBRA. First Merchants shall be responsible for providing COBRA continuation coverage to any qualified employee or former employee of Ameriana Bancorp or the Subsidiaries and to their respective qualified beneficiaries, on and after the Effective Date, regardless of when the qualifying event occurred.

(e) Employment and Change in Control Agreements. First Merchants shall honor all obligations under the Ameriana Bancorp and Ameriana Bank employment and change in control agreements.

8.3 Announcement; Press Releases. In connection with the execution of this Agreement, Ameriana Bancorp and First Merchants intend to jointly issue a press release mutually acceptable to the parties. Except as otherwise required by law, neither First Merchants nor a First Merchants Subsidiary shall issue any additional press releases or make any other public announcements or disclosures relating to the Merger or the Bank Merger without the prior approval of Ameriana Bancorp provided, however, that nothing in this Section 8.3 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to satisfy such party’s disclosure obligation imposed by law.

8.4 Confidentiality. First Merchants shall, and shall use its best efforts to cause the First Merchants Subsidiaries and its officers, employees, and authorized representatives to, hold in strict confidence all confidential data and information obtained by them from Ameriana Bancorp, unless such information (i) was already known to First Merchants, (ii) becomes available to First Merchants from other sources, (iii) is independently developed by First Merchants, (iv) is disclosed by First Merchants with and in accordance with the terms of prior written approval of Ameriana Bancorp, or (v) is or becomes readily ascertainable from public or published information or trade sources or public disclosure of such information is required by law or requested by a court or other governmental agency, commission, or regulatory body. First Merchants further agrees that in the event this Agreement is terminated, it will return to Ameriana Bancorp, or will destroy, all information obtained by it regarding Ameriana Bancorp or the Bank, including all copies made of such information by First Merchants. This provision shall survive the Effective Date or the earlier termination of this Agreement.

8.5 Directors and Officers Insurance.

(a) For a period of at least six (6) years from the Effective Date (the “Tail Coverage Period”), First Merchants shall use its reasonable best efforts to obtain an endorsement to its director’s and officer’s liability insurance policy to cover the present and former officers and directors of Ameriana Bancorp and the Bank (determined as of the Effective Date) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Date, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Ameriana Bancorp; provided however, that if First Merchants is unable to obtain such endorsement, then Ameriana Bancorp may purchase tail coverage under its existing director and officer liability insurance policy for such claims; provided further that in no event shall First Merchants be required to expend in the aggregate during each year of the Tail Coverage Period more than two times the current annual amount spent by Ameriana Bancorp (the “Insurance Amount”) to maintain or procure its current directors’ and officers’ insurance coverage; provided further, that if First Merchants is unable to maintain or obtain the insurance called for by this Section 8.5, First Merchants shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Ameriana Bancorp or the Bank may be required to make application and provide customary representations and warranties to First Merchants’ insurance carrier for the purpose of obtaining such insurance.

(b) Following the Effective Date, First Merchants will provide any Ameriana Bancorp or Subsidiary officers, directors and employees who become officers, directors and employees of the Continuing Company or its subsidiaries with the same directors and officers liability insurance coverage and indemnification protections that First Merchants provides to other officers, directors and employees of First Merchants or its subsidiaries. First Merchants agrees to indemnify the current and former directors, officers and employees of Ameriana Bancorp or the Subsidiaries and any person who becomes an officer, director or employee between the date of this Agreement and the Effective Date following the Effective Date, for all actions taken by them prior to the Effective Date in their respective capacities as directors, officers and employees of Ameriana Bancorp or the Subsidiaries to the same extent (and subject to the same limitations) as the indemnification provided by Ameriana Bancorp and the Subsidiaries under their respective Articles of Incorporation and By-laws (as applicable) to such directors, officers and employees immediately prior to the Effective Date and as permitted under applicable law and to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to Ameriana Bancorp’s Articles of Incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and First Merchants and the Continuing Company shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification. Notwithstanding the foregoing, the indemnity obligations contained herein shall be limited as may be required by applicable federal banking laws and regulations.

(c) All rights to indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Effective Date now existing in favor of the current or former directors or officers of Ameriana Bancorp and the Subsidiaries as provided in their respective Articles of Incorporation and By-laws and any existing indemnification agreements or arrangements of Ameriana Bancorp or the Subsidiaries described in the Ameriana Bancorp Disclosure Letter, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall be honored by First Merchants following the Effective Date with respect to acts or omissions of such individuals occurring or alleged to occur on or prior to the Effective Date.

(d) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Ameriana Bancorp or any Subsidiary (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Ameriana Bancorp or a Subsidiary or any of their predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or on or after the Effective Date, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(e) If First Merchants shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Merchants shall assume the obligations set forth in this Section 8.5.

8.6 SEC and Other Reports.

(a) Promptly upon its becoming available, First Merchants shall furnish to Ameriana Bancorp one (1) copy of each financial statement, report, notice, or proxy statement sent by First Merchants to its shareholders generally and of each regular or periodic report, registration statement or prospectus filed by First Merchants with the SEC or any successor agency, and of any notice or communication received by First Merchants from the SEC, which is not available on the SEC’s EDGAR internet database.

(b) None of the information supplied or to be supplied by First Merchants for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

8.7 First Merchants Disclosure Letter. First Merchants shall supplement, amend and update as of the Effective Date the First Merchants Disclosure Letter with respect to any matters hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the First Merchants Disclosure Letter. If, at any time prior to the Effective Date, First Merchants becomes aware of a fact or matter that might indicate that any of the representations and warranties of First Merchants herein may be untrue, incorrect or misleading in any material respect, First Merchants shall promptly disclose such fact or matter to First Merchants in writing.

8.8 Adverse Actions. Neither First Merchants nor any First Merchants Subsidiary shall (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Date, (ii) any of the conditions to the Merger set forth in Section 9 not being satisfied, (iii) a material violation of any provision of this Agreement, or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

8.9 Cooperation. First Merchants shall generally cooperate with Ameriana Bancorp and its officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable, necessary or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby.

8.10 Bank Merger Agreement. First Merchants shall cause the appropriate officers of FMB to execute and deliver the Bank Merger Agreement upon approval by FMB’s Board of Directors.

8.11 Preservation of Business. On and after the date of this Agreement and until the Effective Date or until this Agreement is terminated as herein provided, First Merchants and the First Merchants Subsidiaries shall (a) except as set forth in the First Merchants Disclosure Letter, carry on their business diligently, substantially in the same manner as heretofore conducted, and in the ordinary course of business; (b) use commercially reasonable efforts to preserve their business organizations intact, to keep their present officers and employees and to preserve their present relationship with customers and others having business dealings with them; and (c) not do or fail to do anything which will cause a material breach of, or material default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which they are a party or by which they are or may be subject or bound.

SECTION 9

CONDITIONS PRECEDENT TO THE MERGER AND THE BANK MERGER

The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Date:

9.1 Shareholder Approval. The shareholders of Ameriana Bancorp shall have approved the Merger as required by applicable law.

9.2 Registration Statement Effective. First Merchants shall have registered its shares of First Merchants Common Stock to be issued to shareholders of Ameriana Bancorp in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and “blue sky” approvals and authorizations required to offer and sell such shares, if any, shall have been received by First Merchants. The Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued or threatened. The shares of First Merchants Common Stock shall have been listed for trading on the NASDAQ Global Select Market (subject to official notice of issuance).

9.3 Tax Opinions.

(a) Ameriana Bancorp shall have obtained an opinion of Kilpatrick Townsend & Stockton LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by shareholders of Ameriana Bancorp to the extent they receive shares of First Merchants Common Stock in the Merger in exchange for their shares of Ameriana Bancorp Common Stock, except that gain or loss will be recognized with respect to any cash received. Such opinion shall be based upon factual representations received by counsel from Ameriana Bancorp and First Merchants, which representations may take the form of written certifications.

(b) First Merchants shall have obtained an opinion of Bingham Greenebaum Doll LLP, in form and substance reasonably acceptable to the parties, dated on or about the Effective Date to the effect that the Merger effected pursuant to this Agreement shall constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion shall be based upon factual representations received by counsel from Ameriana Bancorp and First Merchants, which representations may take the form of written certifications.

9.4 Regulatory Approvals. The Federal Reserve Board and the Indiana Department of Financial Institutions shall have authorized and approved the Merger and the transactions related thereto. The OCC shall have approved the Bank Merger and the transactions related thereto. In addition, all appropriate orders, consents, approvals and clearances from all other regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the transactions contemplated by this Agreement shall have been obtained. All regulatory approvals remain in full force and effect and all statutory waiting periods shall have expired or been terminated.

9.5 Officer’s Certificate. First Merchants and Ameriana Bancorp shall have delivered to each other a certificate signed by their respective Chairman or President and their Secretary, dated the Effective Date, certifying that (a) all of the representations and warranties of their respective corporations are true, accurate and correct in all material respects on and as of the Effective Date, except that representations and warranties that are qualified by materiality or a Material Adverse Effect shall be true and correct in all respects, and provided that for those representations and warranties which address matters only as of an earlier date, then they shall be tested as of such earlier date provided, however, that neither party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty has had or is reasonably likely to have a Material Adverse Effect (it being understood that for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); (b) all the covenants of their respective corporations have been complied with in all material respects from the date of this Agreement through and as of the Effective Date; and (c) their respective corporations have satisfied and fully complied with in all material respects all conditions necessary to make this Agreement effective as to them. Additionally Ameriana Bancorp shall certify as to the number of shares of its capital stock are issued and outstanding as of the Effective Date.

9.6 No Judicial Prohibition. Neither Ameriana Bancorp, the Bank nor First Merchants shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or the Bank Merger.

9.7 Ameriana Bancorp Fairness Opinion. Ameriana Bancorp shall have obtained the Ameriana Bancorp Fairness Opinion. Such opinion shall be provided orally to Ameriana Bancorp Board of Directors on or prior to the date hereof and a written copy of such fairness opinion shall be delivered to Ameriana Bancorp within thirty (30) days of the date hereof.

9.8 Bank Merger Agreement. FMB and the Bank shall have entered into the Bank Merger Agreement.

SECTION 10

TERMINATION OF MERGER

10.1 Manner of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Date by written notice delivered by First Merchants to Ameriana Bancorp or by Ameriana Bancorp to First Merchants only for the following reasons:

(a) By the mutual consent of First Merchants and Ameriana Bancorp, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

(b) By First Merchants or Ameriana Bancorp, if its respective Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (iii) any event, fact or circumstance shall have occurred with respect to the other party that has had or could be reasonably expected to have a Material Adverse Effect on such party;

(c) by either First Merchants or Ameriana Bancorp, in the event of the failure of Ameriana Bancorp’s shareholders to approve the Agreement at the Ameriana Bancorp Shareholder Meeting; provided, however, that Ameriana Bancorp shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 7.1;

(d) by either First Merchants or Ameriana Bancorp, if either (i) any approval, consent or waiver of any governmental or regulatory authority, agency, court, commission, or other administrative entity (“Governmental Entity”) required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement;

(e) By Ameriana Bancorp or First Merchants, if the transaction contemplated herein has not been consummated by January 31, 2016; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein; and provided further, that if the sole impediment to closing is the lack of receipt of any necessary regulatory approvals described in Section 9.4, then such termination date shall be extended to March 31, 2016;

(f) By Ameriana Bancorp, in accordance with the terms of Section 7.5(b) of this Agreement;

(g) By First Merchants, if Ameriana Bancorp’s Board of Directors fails to make, withdraws or modifies its recommendation for Ameriana Bancorp’s shareholders to vote in favor of the Merger following receipt of a written proposal for an Acquisition Proposal; or

(h) By First Merchants, (i) if Ameriana Bancorp breaches in any material respect its notice obligations under Section 7.5(c) or (ii) if within sixty (60) days after giving First Merchants written notice pursuant to Section 7.5(c) of an Acquisition Proposal, Ameriana Bancorp does not terminate all discussions, negotiations and information exchanges related to such Acquisition Proposal and provide First Merchants with written notice of such termination.

10.2 Effect of Termination. Except as provided below, in the event that this Agreement is terminated pursuant to the provisions of Section 10.1 hereof, this Agreement shall forthwith become void and, no party shall have any liability to any other party for costs, expenses, damages or otherwise, except that Sections 7.8, 8.4, 10.2, 13.9, and 13.12 shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 10.1(b)(i) and (ii) hereof on account of a willful breach of any of the representations and warranties set forth herein or any willful breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party, including, without limitation, reimbursement to the non-breaching party of its costs, fees and expenses (including attorneys’, accountants’ and advisors’ fees and expenses) incident to the negotiation, preparation and execution of this Agreement and related documentation. Notwithstanding the foregoing, in the event of termination by Ameriana Bancorp in accordance with Section 10.1(f) or by First Merchants in accordance with Section 10.1(g), Section 10.1(h)(i) or Section 10.1(h)(ii), then Ameriana Bancorp shall pay First Merchants the sum of One Million Five Hundred Thousand Dollars ($1,500,000) as a termination fee. Such payment shall be made within ten (10) days of the date of notice of termination. First Merchants shall also be entitled to recover from Ameriana Bancorp its reasonable attorneys’ fees incurred in the enforcement of this provision. The termination fee payable by the Company constitutes liquidated damages and not a penalty and shall be the sole remedy of First Merchants in the event of termination of this Agreement based on Sections 10.1(f), 10.1(g), 10.1(h)(i) or 10.1(h)(ii).

SECTION 11

EFFECTIVE DATE OF MERGER

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective at the close of business on the day specified in the Articles of Merger of Ameriana Bancorp with and into First Merchants (the “Articles of Merger”) as filed with the Secretary of State of the State of Indiana (the “Effective Date”). Unless otherwise agreed to by the parties, the Effective Date shall be no later than the last business day of the month in which both (a) any waiting period following the last approval of the Merger and Bank Merger by a state or federal regulatory agency or governmental authority expires and (b) the conditions precedent to the Merger and the Bank Merger outlined in Section 9 have been satisfied.

SECTION 12

CLOSING

12.1 Closing Date and Place. The closing of the Merger (the “Closing”) and the Bank Merger shall take place at the main office of First Merchants on the Effective Date or at such other time and place as mutually agreed to by First Merchants and Ameriana Bancorp.

12.2 Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the Articles of Merger shall be duly filed with the Secretary of State of the State of Indiana.

12.3 Bank Merger-Articles of Merger. Subject to the provisions of this Agreement, on the Effective Date, the articles of merger or other filings necessary to consummate the Bank Merger shall be duly filed.

SECTION 13

MISCELLANEOUS

13.1 Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever; except that (a) the terms and provisions of Sections 8.2(c) and 8.5 of this Agreement shall inure to the benefit of the current and former employees, officers and directors of Ameriana Bancorp, as applicable, as specified in such sections and shall be enforceable by such individuals against First Merchants, and (b) the terms and provisions of Section 3.4 shall inure to the benefit of the former shareholders of Ameriana Bancorp. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by either party hereto without the prior written consent of the other party.

13.2 Waiver; Amendment.

(a) First Merchants and Ameriana Bancorp may, by an instrument in writing executed in the same manner as this Agreement: (i) extend the time for the performance of any of the covenants or agreements of the other party under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to terminate this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder.

(b) Notwithstanding the prior approval by the shareholders of Ameriana Bancorp, this Agreement may be amended, modified or supplemented by the written agreement of Ameriana Bancorp, First Merchants, the Bank and FMB without further approval of such shareholders, except that no such amendment, modification or supplement shall decrease the consideration specified in Section 3 hereof, or shall otherwise materially adversely affect the rights of the shareholders of Ameriana Bancorp or the tax consequences of the Merger to the shareholders of Ameriana Bancorp without the further approval of such shareholders.

13.3 Notices. Any and all notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to be given (i) when delivered in person, or (ii) on the day of transmission if sent via facsimile transmission to the facsimile number given below, provided telephonic confirmation of receipt is obtained promptly after completion of transmission, or (iii) on the fifth (5th) day after sent by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to First Merchants:	With a copy to:

200 E. Jackson Street Muncie, IN 47305 Attn: Michael C. Rechin President and Chief Executive Officer FAX: (765) 741-7283	Bingham Greenebaum Doll LLP 2700 Market Tower 10 West Market Street Indianapolis, Indiana 46204-2982 Attn: Jeremy E. Hill, Esq. FAX: (317) 236-9907

If to Ameriana Bancorp:	With a copy to:

2118 Bundy Avenue New Castle, Indiana 47362 Attn: Jerome J. Gassen President and Chief Executive Officer FAX: (765) 529-2232	Kilpatrick Townsend & Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005-2018 Attn: Gary R. Bronstein, Esq. FAX: (202) 204-5616

or to such substituted address as any of them have given to the other in writing.

13.4 Headings. The headings in this Agreement have been inserted solely for the ease of reference and should not be considered in the interpretation or construction of this Agreement.

13.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

13.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. In addition, this Agreement and the documents to be delivered hereunder may be executed by the parties hereto either manually or by facsimile signatures, each of which shall constitute an original signature.

13.7 Governing Law. This Agreement is executed in and shall be construed in accordance with the laws of the State of Indiana, without regard to choice of law principles.

13.8 Entire Agreement. This Agreement supersedes any other agreement, whether oral or written, between First Merchants and Ameriana Bancorp relating to the matters contemplated hereby, and constitutes the entire agreement between the parties hereto.

13.9 Expenses. First Merchants and Ameriana Bancorp shall each pay their own expenses incidental to the transactions contemplated hereby. It is understood that the fees of the investment bankers for the fairness opinion desired hereunder shall be borne by the engaging party whether or not the Merger is consummated. This provision shall survive the Effective Date or the earlier termination of this Agreement.

13.10 Securityholder Litigation. Each party shall notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation and/or the executive officers or members of the Board of Directors of a party (a “Transaction Litigation”)), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

13.11 Certain Definitions. For purposes of this Agreement, “Ameriana Bancorp’s Management” means any of Jerome J. Gassen and John J. Letter; and “First Merchants’ Management” means any of Michael C. Rechin and Mark K. Hardwick. The phrases “to the knowledge of”, “known to” and similar formulations with respect to Ameriana Bancorp’s Management or First Merchants Management means matters that are within the actual conscious knowledge of such persons after due inquiry. For purposes of this Agreement, “business day” means any day other than a Saturday, Sunday or other day that a federal savings bank or a national banking association is authorized or required by applicable law to be closed.

13.12 Survival of Contents. The provisions of Sections 7.8, 8.4, 8.5, 10.2, 13.9 and this Section 13.12 shall survive beyond the termination of this Agreement. The provisions of Sections 7.8, 8.2, 8.4, 8.5, 13.9 and this Section 13.12 shall survive beyond the Effective Date.

[THIS SPACE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, First Merchants and Ameriana Bancorp have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C. Rechin, President
and Chief Executive Officer

AMERIANA BANCORP, INC.

By:	/s/ Jerome J. Gassen
Jerome J. Gassen, President
and Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

Merging

AMERIANA BANK,

an Indiana state commercial bank,

with and into

FIRST MERCHANTS BANK,

NATIONAL ASSOCIATION,

a national bank

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement and Plan”), made and entered into as of the 26th day of June, 2015, by and between FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national bank (“FMB”), and AMERIANA BANK, an Indiana state commercial bank (the “Bank”) (FMB and the Bank are sometimes referred to collectively as the “Constituent Companies”).

WITNESSETH

WHEREAS, the Constituent Companies desire to consummate the business combination transaction outlined in this Agreement and Plan pursuant to which the Bank will merge with and into FMB pursuant to the Bank Merger Act, 12 U.S.C. Section 215a (collectively, the “Law”);

WHEREAS, this Agreement and Plan is being executed in connection with, and the consummation of this Agreement and Plan is expressly contingent upon the closing of, that certain Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) between First Merchants Corporation, an Indiana corporation (“First Merchants”) and Ameriana Bancorp, an Indiana corporation (“Ameriana Bancorp”) dated as of even date herewith (the “Holding Company Merger”);

WHEREAS, the Boards of Directors of both FMB and the Bank have approved the transactions contemplated by this Agreement;

WHEREAS, First Merchants, as the sole shareholder of FMB, and Ameriana Bancorp, as the sole shareholder of the Bank, have also approved the transactions contemplated by this Agreement and Plan;

NOW, THEREFORE, in consideration of the premises and of the mutual provisions, agreements, covenants, conditions and grants contained in this Agreement and Plan, and in accordance with the provisions of the Law, the parties mutually covenant and agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the “Effective Time” (as defined below), the Bank shall be merged with and into FMB in accordance with applicable provisions of the Law (the “Merger”). The separate existence and company organization of the Bank shall cease, and the company existence of FMB, including all its purposes, powers and objectives, shall continue unaffected and unimpaired by the Merger. FMB shall continue to be governed by the applicable laws of The National Bank Act (12 U.S.C. Section 1, et. seq.) and the regulations promulgated thereunder and shall succeed to all the rights, privileges, immunities, powers, duties and liabilities of the Bank as set forth in the Law.

1.2 Further Assurances. If, after the Effective Time, FMB shall consider or be advised that any further deeds, assignments or assurances in the Law or any other things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FMB, its right, title or interest in, to or under any rights, properties or assets of the Bank, or (b) otherwise carry out the purposes of this Agreement and Plan, the Bank and its officers and directors shall be deemed to have granted to FMB an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in FMB and otherwise to carry out the purposes of this Agreement and Plan, and the officers and directors of FMB are authorized in the name of the Bank or otherwise to take any and all such action.

1.3 Offices. Immediately following the Merger, FMB’s principal office shall be located at 200 East Jackson Street, Muncie, Indiana 47305 and the Bank’s principal office at 2118 Bundy Avenue, New Castle, Indiana 47362 shall become a branch office of FMB.

1.4 Savings Accounts. By virtue of the Merger, savings accounts held at the Bank shall automatically, by operation of law, become savings accounts held at FMB.

13.13 Liquidation Account. The liquidation account established by the Bank pursuant to the plan of conversion adopted in connection with the Bank’s conversion from mutual to stock form shall, to the extent required by law, continue to be maintained by FMB after the Effective Time for the benefit of those persons and entities who were savings account holders of the Bank on the eligibility record date and supplemental eligibility record date for such conversion and who continue from time to time to have rights therein.

ARTICLE II

ARTICLES OF ASSOCIATION, CODE OF BYLAWS,

BOARD OF DIRECTORS AND OFFICERS

2.1 Name. The name of the surviving national bank shall be “First Merchants Bank, National Association.”

2.2 Articles of Association. The Articles of Association of FMB shall be the Articles of Association of the surviving national bank.

2.3 Code of Bylaws. The Code of Bylaws of FMB (the “Code of Bylaws”) shall be the Code of Bylaws of the surviving national bank.

2.4 Officers and Directors. The directors of FMB shall all remain directors of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws. The officers of FMB shall all remain officers of the surviving national bank and shall hold such offices from the Effective Time until their respective successors are duly elected and qualified in the manner provided in the Code of Bylaws.

A-1-2

ARTICLE III

CAPITAL STOCK OF THE SURVIVING NATIONAL BANK

3.1 Shares of the Bank. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all five thousand (5,000) issued and outstanding shares of the common capital stock of the Bank, whose separate existence shall cease, shall automatically and by operation of law be canceled, void and of no further effect.

3.2 Shares of FMB. At the Effective Time, by virtue of the Merger and without any further action on the part of FMB or the Bank, all one hundred fourteen thousand (114,000) issued and outstanding shares of the common capital stock of FMB, shall represent all of the issued and outstanding shares of the common capital stock of the surviving national bank.

ARTICLE IV

NO DISSENTING SHAREHOLDERS

First Merchants, as the sole shareholder of FMB, and Ameriana Bancorp, as the sole shareholder of the Bank, have approved and consented to this Merger.

ARTICLE V

GENERAL PROVISIONS

5.1 Condition Precedent to Closing. The following conditions must be satisfied prior to the closing of the Merger:

(a) appropriate approvals must be obtained from or notices filed with the Office of the Comptroller of the Currency (the “OCC”), the Indiana Department of Financial Institutions and the Federal Deposit Insurance Corporation; and

(b) the Holding Company Merger must occur.

5.2 Effective Time. The Merger shall become effective immediately following the Holding Company Merger, or such later time as designated by First Merchants and otherwise approved by the OCC (the “Effective Time”).

5.3 Manner of Termination. This Agreement and Plan and the transactions contemplated hereby may be terminated at any time prior to the Effective Time:

(a) by the mutual consent of FMB and the Bank; or

(b) automatically and without further action by either FMB or the Bank if the Merger Agreement is terminated for any reason.

5.4 Effect of Termination. Upon termination as provided in Section 5.3, this Agreement and Plan shall be void and of no further force or effect, and there shall be no obligation on the part of FMB or the Bank or their respective officers, directors, employees, agents, or shareholders, except for payment of their respective expenses in connection with this Agreement and Plan.

[The remainder of this page was intentionally left blank.]

A-1-3

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan by their respective officers duly authorized as of the date and year first above written.

“FMB”	FIRST MERCHANTS BANK, NATIONAL ASSOCIATION, a national bank,

By:

Printed:	Michael C. Rechin

Its:	President and Chief Executive Officer

ATTEST:
Secretary/Cashier

“BANK”		AMERIANA BANK, an Indiana state commercial bank,

By:

Printed:	Jerome J. Gassen

Its:	President and Chief Executive Officer

ATTEST:
Secretary/Cashier

A-1-5

ANNEX B

OPINION OF RIVER BRANCH CAPITAL LLC

June 26, 2015

Board of Directors

Ameriana Bancorp

2118 Bundy Avenue

New Castle, IN 47362

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Ameriana Bancorp (the “Company”) common stock, par value $1.00 per share (the “Company Common Stock”), of the Merger Consideration (defined below) to be paid to such holders pursuant to the proposed Merger set forth in an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) to be entered into by and between the Company and First Merchants Corporation (“First Merchants”). As more fully described in the Merger Agreement, pursuant to the terms of the Merger Agreement and subject to the terms and conditions set forth therein, (i) the Company will be merged (the “Merger”) with and into First Merchants with First Merchants as the surviving entity in the Merger and (ii) upon and by reason of the Merger becoming effective, the shareholders of the Company of record on the Effective Date (as defined in the Merger Agreement) shall be entitled to receive in exchange for each share of Company Common Stock 0.9037 shares (the “Merger Consideration”) of First Merchants common stock, $0.125 stated value per share (“First Merchants Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed a draft dated June 23, 2015 of the Merger Agreement; (ii) held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of First Merchants regarding certain aspects of the Merger and the past and current businesses, operations, regulatory relations, financial condition and future prospects of the Company and First Merchants and the effects of the Merger thereon, and such other matters as we believed necessary or appropriate to our inquiry, (iii) reviewed certain publicly available business and financial information relating to the Company and First Merchants as well as certain financial forecasts and other information and data relating to the Company and First Merchants, which were provided to and/or discussed with us by management of the Company and First Merchants, respectively, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by management of the Company and First Merchants to result from the Merger; (iv) reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and First Merchants Common Stock, the historical and projected earnings and other operating data of the Company and First Merchants, and the capitalization and financial condition of the Company and First Merchants; (v) compared the financial and operating performance of the Company and First Merchants with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and First Merchants Common Stock and certain publicly traded securities of such other companies; (vi) considered, to the extent publicly available, the financial terms of certain other transactions that we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and First Merchants; (vii) reviewed certain estimated potential pro forma financial effects of the Merger on First Merchants, including the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”) as prepared by management of First Merchants; (viii) considered the

B-1

current market environment generally and the commercial banking environment in particular; and (ix) conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. In relying on financial analyses and forecasts provided to us or derived there from, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and First Merchants to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have assumed, with your consent, that the financial results (including the potential strategic implications, Synergies and operational benefits anticipated to result from the Merger) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

We did not make any independent evaluation or appraisal of the specific assets, the collateral securing assets, or the liabilities (contingent or otherwise) of the Company or First Merchants or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with such evaluations or appraisals. We are not experts in the independent verification of loan and lease losses and did not make an independent evaluation of the adequacy of allowances for loan and lease losses of the Company or First Merchants, nor have we reviewed any individual credit files relating to the Company or First Merchants or evaluated the solvency, financial capability or fair value of the Company or First Merchants under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed, with your consent and without independent verification, that the respective allowances for loan and lease losses for both the Company and First Merchants are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We are not accountants and have relied upon the reports of the independent registered public accounting firms for each of the Company and First Merchants for the accuracy and completeness of the audited financial statements made available to us. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues, and we have assumed that the Company has relied upon the advice of its legal counsel and other advisors as to all legal, regulatory and tax matters with respect to the Company, First Merchants, the Merger and the other transactions contemplated by the Merger Agreement. We have assumed, with your consent, that the Merger and all related transactions will be consummated in accordance with the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, First Merchants or on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including without limitation the cost savings, revenue enhancements and related expenses expected to result from the Merger.

Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. Other that the sale of First Merchants Insurance Group effective June 12, 2015, the effects of which have been conveyed to us by First Merchants management, we have also assumed that there has been no material change in the Company’s or First Merchants’ assets, financial condition, results of operations, business or prospects since that date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that the Company and First Merchants will remain as going concerns for all periods relevant to our analyses, that all of

Ameriana Bancorp	B-2	June 26, 2015

the representations and warranties contained in the Merger Agreement and all related agreements are and will be true and correct, and that each party to such agreements will perform all of the covenants and agreements required to be performed by such party under such agreements. We also have assumed, with your consent, that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

Our opinion, as set forth herein, relates only to the fairness, from a financial point of view, as of the date hereof, to holders of Company Common Stock of the Merger Consideration to be received by the holders of Company Common Stock. We are not expressing any opinion as to what the value of First Merchants Common Stock actually will be when issued pursuant to the Merger or the price or volume at which First Merchants Common Stock or Company Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist or may have been available to or considered by the Company or the effect of any other transaction in which the Company might engage.

Our opinion is necessarily based upon information available to us, and financial, economic, regulatory, market and other conditions and circumstances existing, as of the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to and have no obligation to update, revise, reaffirm, or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

River Branch Capital LLC has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. The Company has also agreed to indemnify us against certain liabilities arising out of our engagement. In addition, we and our affiliates may maintain relationships with the Company, First Merchants and their respective affiliates.

Our advisory services and the opinion expressed herein are provided to the Board of Directors of the Company in connection with its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement, or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to holders of Company Common Stock of the Merger Consideration to be received by the holders of Company Common Stock. We express no view or opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated by the Merger Agreement or any terms or other aspects of the Merger Agreement, the Merger or any such other transactions including without limitation the form or structure of the Merger or any such other transactions. We express no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger or enter into the Merger Agreement. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Company officers, directors or employees, or class of such persons, relative to the compensation to be received in the Merger by the holders of Company Common Stock.

This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the proposed Merger is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ RIVER BRANCH CAPITAL LLC

Ameriana Bancorp	B-3	June 26, 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of First Merchants Corporation

First Merchants is an Indiana corporation. First Merchants officers and directors are and will be indemnified under Indiana law, First Merchants Articles of Incorporation, as amended and Bylaws, as amended. Section 23-1-37-1 et seq. of the Indiana Business Corporation Law (the “Indiana Business Corporation Law”) requires a corporation, unless limited by its articles of incorporation, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. First Merchants’ Articles of Incorporation do not contain any provision limiting such indemnification.

The Indiana Business Corporation Law also permits a corporation to indemnify a director, officer, employee, or agent who is made a party to a proceeding because the person was a director, officer, employee, or agent of the corporation against liability incurred in the proceeding if (a) the individual’s conduct was in good faith, and (b) the individual reasonably believed (i) in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and (ii) in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (c) in the case of a criminal proceeding, the individual either (i) had reasonable cause to believe the individual’s conduct was lawful, or (ii) had no reasonable cause to believe the individual’s conduct was unlawful.

First Merchants’ Articles of Incorporation, as amended, and Bylaws, as amended, provide that First Merchants will indemnify any person satisfying the standard of conduct outlined above as determined by (a) the First Merchants Board of Directors acting by a quorum consisting of Directors who are not parties to or who have been wholly successful with respect to such claim, action, suit or proceeding; or (b) independent legal counsel chosen by First Merchants.

First Merchants may advance expenses to or, where appropriate, may at its expense undertake the defense of any such person upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to the indemnification outlined above.

As permitted by the Indiana Business Corporation Law, the directors and officers of First Merchants are covered by an insurance policy indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following Exhibits are being filed as part of this Registration Statement except those which are incorporated by reference:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization and Merger, dated as of June 26, 2015 by and between First Merchants Corporation and Ameriana Bancorp (attached as Annex A to the proxy statement and prospectus contained in this Registration Statement)

3.1	First Merchants Corporation Articles of Incorporation, as amended (Incorporated by reference to registrant’s Form 10-Q filed on November 9, 2011)

3.2	Bylaws of First Merchants Corporation dated October 28, 2009 (Incorporated by reference to registrant’s Form 10-Q filed on November 9, 2009)

Exhibit No.	Description of Exhibit

3.3	First Merchants Corporation Articles of Amendment of the Articles of Incorporation for the Series B Preferred Stock (Incorporated by reference to registrant’s Form 8-K filed on September 23, 2011)

4.1	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II dated as of July 2, 2007 (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.2	Indenture dated as of July 2, 2007 (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.3	Guarantee Agreement dated as of July 2, 2007 (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.4	Form of Capital Securities Certification of First Merchants Capital Trust II (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.5	First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (Incorporated by reference to registrant’s Post-Effective Amendment No. 1 to Form S-3 filed on August 21, 2009)

4.6	Upon request, the registrant agrees to furnish supplementally to the Commission a copy of the instruments defining the rights of holders of its (a) 5.00% Fixed-to-Floating Rate Senior Notes due 2028 in the aggregate principal amount of $5 million and (b) 6.75% Fixed-to-Floating Rate Subordinated Notes due 2028 in aggregate principal amount of $65 million. (Incorporated by reference to the registrant’s Form 8-K filed on November 4, 2013)

5.1	Opinion of Bingham Greenebaum Doll LLP (legality)

8.1	Opinion of Bingham Greenebaum Doll LLP (tax matters)

8.2	Opinion of Kilpatrick Townsend & Stockton LLP

10.1	Voting Agreement (incorporated by reference to Exhibit 10.1 of First Merchants’ Form 8-K filed on June 26, 2015)

21.1	Subsidiaries of First Merchants Corporation (incorporated by reference to Exhibit 21 of registrant’s Annual Report on Form 10-K filed on February 27, 2015)

23.1	Consent of BKD, LLP (with respect to First Merchants Corporation)

23.2	Consent of BKD, LLP (with respect to Ameriana Bancorp)

23.2	Consent of Bingham Greenebaum Doll LLP (legality) (included in Exhibit 5.1)

23.3	Consent of Bingham Greenebaum Doll LLP (tax matters) (included in Exhibit 8.1)

23.4	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2)

23.5	Consent of River Branch Capital LLC

24.1	Power of Attorney included on “Signature” page of Form S-4 †

99.1	Form of Proxy for Ameriana Bancorp Shareholder Meeting

†	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muncie, State of Indiana, as of the 2nd day of October, 2015.

FIRST MERCHANTS CORPORATION

By:	/s/ Michael C. Rechin
Michael C, Rechin, Chief Executive Officer
and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of the 2nd day of October, 2015 by the following persons in the capacities indicated.

/s/ Michael C. Rechin Michael C. Rechin	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Mark K. Hardwick Mark K. Hardwick	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Charles E. Schalliol	Chairman of the Board and Director

* Michael R. Becher	Director

* Roderick English	Director

* F. Howard Halderman	Director

* Patrick A. Sherman	Director

* William L. Hoy	Director

* Terry L. Walker	Director

* Gary J. Lehman	Director

* Jean L. Wojtowicz	Director

*	By:	/s/ Michael C. Rechin
Michael C. Rechin
Attorney-in-fact
October 2, 2015

FIRST MERCHANTS CORPORATION

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Reorganization and Merger, dated as of June 26, 2015 by and between First Merchants Corporation and Ameriana Bancorp (attached as Annex A to the proxy statement and prospectus contained in this Registration Statement)

3.1	First Merchants Corporation Articles of Incorporation, as amended (Incorporated by reference to registrant’s Form 10-Q filed on November 9, 2011)

3.2	Bylaws of First Merchants Corporation dated October 28, 2009 (Incorporated by reference to registrant’s Form 10-Q filed on November 9, 2009)

3.3	First Merchants Corporation Articles of Amendment of the Articles of Incorporation for the Series B Preferred Stock (Incorporated by reference to registrant’s Form 8-K filed on September 23, 2011)

4.1	First Merchants Corporation Amended and Restated Declaration of Trust of First Merchants Capital Trust II dated as of July 2, 2007 (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.2	Indenture dated as of July 2, 2007 (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.3	Guarantee Agreement dated as of July 2, 2007 (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.4	Form of Capital Securities Certification of First Merchants Capital Trust II (Incorporated by reference to registrant’s Form 8-K filed on July 3, 2007)

4.5	First Merchants Corporation Dividend Reinvestment and Stock Purchase Plan (Incorporated by reference to registrant’s Post-Effective Amendment No. 1 to Form S-3 filed on August 21, 2009)

4.6	Upon request, the registrant agrees to furnish supplementally to the Commission a copy of the instruments defining the rights of holders of its (a) 5.00% Fixed-to-Floating Rate Senior Notes due 2028 in the aggregate principal amount of $5 million and (b) 6.75% Fixed-to-Floating Rate Subordinated Notes due 2028 in aggregate principal amount of $65 million. (Incorporated by reference to the registrant’s Form 8-K filed on November 4, 2013)

5.1	Opinion of Bingham Greenebaum Doll LLP (legality)

8.1	Opinion of Bingham Greenebaum Doll LLP (tax matters)

8.2	Opinion of Kilpatrick Townsend & Stockton LLP

10.1	Voting Agreement (incorporated by reference to Exhibit 10.1 of First Merchants’ Form 8-K filed on June 26, 2015)

21.1	Subsidiaries of First Merchants Corporation (incorporated by reference to Exhibit 21 of registrant’s Annual Report on Form 10-K filed on February 27, 2015)

23.1	Consent of BKD, LLP (with respect to First Merchants Corporation)

23.2	Consent of BKD, LLP (with respect to Ameriana Bancorp)

23.2	Consent of Bingham Greenebaum Doll LLP (legality) (included in Exhibit 5.1)

23.3	Consent of Bingham Greenebaum Doll LLP (tax matters) (included in Exhibit 8.1)

23.4	Consent of Kilpatrick Townsend & Stockton LLP (included in Exhibit 8.2)

23.5	Consent of River Branch Capital LLC

24.1	Power of Attorney included on “Signature” page of Form S-4 †

99.1	Form of Proxy for Ameriana Bancorp Shareholder Meeting

†	Previously filed.